Exhibit 99.1

Execution Version

ARRANGEMENT AGREEMENT

AMONG

EMERA INCORPORATED,

ATCO LTD.,

CANADIAN UTILITIES LIMITED,

- and -

2856571 ALBERTA LTD.

October 6, 2026

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5.4	Investigation	69
5.5	Disclaimer	69
5.6	Survival of Representations and Warranties	70

ARTICLE 6 CONDITIONS PRECEDENT		70

6.1	Mutual Conditions Precedent	70
6.2	Additional Conditions to Obligations of Emera	71
6.3	Additional Conditions to Obligations of the Companies	72
6.4	Notice and Cure Provisions	73
6.5	Merger of Conditions	74

ARTICLE 7 ADDITIONAL AGREEMENTS		74

7.1	Covenants Regarding Non-Solicitation	74
7.2	Access to Information; Confidentiality	81
7.3	Insurance and Indemnification	82
7.4	Financial Advisors	83
7.5	Privacy Issues	83

ARTICLE 8 AMENDMENT		85

8.1	Amendment	85

ARTICLE 9 TERMINATION AND TERMINATION FEES		85

9.1	Termination	85
9.2	Notice and Effect of Termination	87
9.3	Waiver	88
9.4	Termination Fees	88
9.5	Quantum of Termination Fees and Specific Performance	91
9.6	Fees and Expenses	91

ARTICLE 10 NOTICES		92

10.1	Notices	92

ARTICLE 11 GENERAL		93

11.1	Binding Effect	93
11.2	Assignment	93
11.3	Disclosure	93
11.4	Severability	94
11.5	Further Assurances	94
11.6	Time of Essence	94
11.7	Governing Law	94
11.8	Specific Performance	95
11.9	Third Party Beneficiaries	95
11.10	Counterparts	95

SCHEDULES

SCHEDULE “A”	-	Plan of Arrangement
SCHEDULE “B”	-	Form of ATCO Arrangement Resolution and Continuance Resolution
SCHEDULE “C”	-	Form of Canadian Utilities Arrangement Resolution
SCHEDULE “D”	-	Form of Emera Share Issuance Resolution
SCHEDULE “E”	-	Representations and Warranties of Emera
SCHEDULE “F”	-	Representations and Warranties of Canadian Utilities
SCHEDULE “G”	-	Representations and Warranties of ATCO
SCHEDULE “H”	-	Representations and Warranties of SpinCo
SCHEDULE “I”	-	Form of Separation Agreement
SCHEDULE “J”	-	Transition Plan

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated the 6th day of October, 2026

BETWEEN:

EMERA INCORPORATED, a company existing under the laws of the Province of Nova Scotia (“Emera”)

- and -

ATCO LTD., a corporation existing under the laws of the Province of Alberta (“ATCO”)

- and -

CANADIAN UTILITIES LIMITED, a corporation existing under the federal laws of Canada (“Canadian Utilities”)

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2856571 ALBERTA LTD., a corporation existing under the laws of the Province of Alberta (“SpinCo”)

WHEREAS, the Parties propose to effect a transaction pursuant to which, at the Effective Time, among other things:

(i)

ATCO will transfer, convey and assign to SpinCo all of the SpinCo Assets in exchange for the assumption of the SpinCo Liabilities and the issuance by SpinCo to ATCO of SpinCo Class I Shares and SpinCo Class II Shares;

(ii)	ATCO will distribute such SpinCo Class I Shares and SpinCo Class II Shares to holders of ATCO Class I Shares and holders of ATCO Class II Shares, respectively, on a pro rata basis; and

(iii)

Emera will acquire all of the issued and outstanding ATCO Shares and all of the issued and outstanding Canadian Utilities Shares, excluding those already held, directly or indirectly, by ATCO, in exchange for the issuance by Emera to ATCO Shareholders and Canadian Utilities Shareholders (other than ATCO), respectively, of Emera Shares;

AND WHEREAS the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of Section 192 of the CBCA, on the terms and subject to the conditions set out herein, in the Plan of Arrangement and in the Separation Agreement, as applicable;

AND WHEREAS prior to the consummation of the Arrangement, ATCO will complete the Continuance from the jurisdiction of Alberta to the federal jurisdiction of Canada;

AND WHEREAS the Emera Board, the ATCO Board, the Canadian Utilities Board and the SpinCo Board have each unanimously determined that it would be in the best interests of Emera,

ATCO, Canadian Utilities and SpinCo, respectively, to enter into this Agreement and to complete the transactions contemplated herein;

AND WHEREAS upon, among other things, the advice of its Financial Advisor and legal advisors and the unanimous recommendation of the ATCO Special Committee, the ATCO Board has unanimously determined: (i) that the Continuance and the Arrangement are in the best interests of ATCO; (ii) that the Arrangement is fair to ATCO Shareholders (other than Sentgraf and certain affiliates and other related parties of Sentgraf); and (iii) to recommend that ATCO Shareholders vote in favour of the Continuance Resolution and that ATCO Securityholders vote in favour of the ATCO Arrangement Resolution;

AND WHEREAS upon, among other things, the advice of its Financial Advisor and legal advisors and the unanimous recommendation of the Canadian Utilities Special Committee, the Canadian Utilities Board has unanimously determined: (i) that the Arrangement is in the best interests of Canadian Utilities; (ii) that the Arrangement is fair to Canadian Utilities Shareholders (other than ATCO and certain affiliates and other related parties of ATCO); and (iii) to recommend that Canadian Utilities Securityholders vote in favour of the Canadian Utilities Arrangement Resolution;

AND WHEREAS upon, among other things, the advice of its Financial Advisors and legal advisors, the Emera Board has unanimously determined: (i) that the Arrangement is in the best interests of Emera; and (ii) to recommend that Emera Shareholders vote in favour of the Emera Share Issuance Resolution;

AND WHEREAS concurrently with the execution of this Agreement, Emera has entered into the ATCO Support Agreements with the ATCO Supporting Shareholders, pursuant to which, among other things, the ATCO Supporting Shareholders have agreed, subject to the terms and conditions thereof, to vote their ATCO Shares, ATCO Options and ATCO SARs, as applicable, in favour of the Continuance Resolution and the ATCO Arrangement Resolution;

AND WHEREAS concurrently with the execution of this Agreement, Emera has entered into the Canadian Utilities Support Agreements with the Canadian Utilities Supporting Shareholders, pursuant to which, among other things, the Canadian Utilities Supporting Shareholders have agreed, subject to the terms and conditions thereof, to vote their Canadian Utilities Shares, Canadian Utilities Options and Canadian Utilities SARs, as applicable, in favour of the Canadian Utilities Arrangement Resolution;

AND WHEREAS concurrently with the execution of this Agreement, ATCO and Canadian Utilities have entered into the Emera Support Agreements with the Emera Supporting Shareholders, pursuant to which, among other things, the Emera Supporting Shareholders have agreed, subject to the terms and conditions thereof, to vote their Emera Shares in favour of the Emera Share Issuance Resolution;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transactions herein provided for;

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1        Definitions

Whenever used in this Agreement, including the preamble and recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

“AB Public Utilities Act” means the Public Utilities Act, RSA 2000, c P-45; “ABCA” means the Business Corporations Act, RSA 2000, c B-9;

“ACCC” means the Australian Competition and Consumer Commission;

“ACCC Approval” means the occurrence of either of the following, in respect of the transactions contemplated by this Agreement: (i) the ACCC shall have made a determination under Section 51ABV(1)(a) of the CCA that the transactions contemplated by this Agreement are not required to be notified, and, immediately prior to the Effective Time, that determination shall not have been (A) withdrawn, revoked or adversely amended, or (B) suspended from operation following an application for judicial review; or (ii) the ACCC or the Australian Competition Tribunal shall have made, or shall be taken to have made, a determination that the transactions contemplated by this Agreement may be put into effect under Section 51ABZE(1)(a) of the CCA or would be of public benefit under Section 51ABZW(1)(a) of the CCA, either on an unconditional basis or subject only to conditions that are acceptable to Emera, acting reasonably, and (A) the notification of the transactions contemplated by this Agreement to the ACCC shall have been finally considered for the purposes of Section 51ABF(1) of the CCA and shall not have become stale under Section 51ABG of the CCA, and (B) immediately prior to the Effective Time, that determination shall not have been suspended from operation following an application for judicial review;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving, in the case of the Companies, only one or both Companies and/or one or more of their wholly-owned subsidiaries, and, in the case of Emera, only Emera and/or one or more of its wholly-owned subsidiaries, any proposal, expression of interest, or offer to a Party or its shareholders, whether or not in writing and whether or not subject to due diligence or other conditions, from, or public announcement of an intention by, any Person or group of Persons “acting jointly or in concert” within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids (other than the Other Parties or any affiliate thereof) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

(a)

any direct or indirect sale, purchase, issuance, disposition or acquisition of shares or other securities (including securities convertible into or exchangeable or exercisable for shares or other securities) of such Party that, when taken together with the shares and other securities of such Party held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of any class of equity or voting securities of such Party or rights or interests therein and thereto;

(b)

any direct or indirect acquisition (or any lease, joint venture, or other arrangement having the same economic effect as a purchase or sale) of any of the assets of such Party and/or any of its subsidiaries (and, for greater certainty, assets shall include shares of subsidiaries owned, directly or indirectly, by the applicable Party) which constitute 20% or more of the consolidated assets of the Party and its subsidiaries or to which 20% or more of such Party’s and its subsidiaries’ revenues or earnings, on a consolidated basis, are attributable; provided that, in the case of ATCO, for the purposes of calculating whether the foregoing 20% thresholds have been met, there shall be excluded any SpinCo Assets, SpinCo Liabilities, shares of any SpinCo Subsidiary, or any other assets, liabilities, revenues or earnings relating exclusively to the Spun-Out Business;

(c)

any amalgamation, arrangement, merger, share exchange, share reclassification, business combination, consolidation, recapitalization, liquidation, dissolution, winding up, reorganization or similar transaction involving such Party and/or any of its subsidiaries that collectively own assets (including, for greater certainty, securities of any direct or indirect subsidiary of such Party) which constitute 20% or more of the consolidated assets of the Party and its subsidiaries or to which 20% or more of such Party’s and its subsidiaries’ revenues or earnings, on a consolidated basis, are attributable; provided that, in the case of ATCO, for the purposes of calculating whether the foregoing 20% thresholds have been met, there shall be excluded any SpinCo Assets, SpinCo Liabilities, shares of any SpinCo Subsidiary, or any other assets, liabilities, revenues or earnings relating exclusively to the Spun-Out Business;

(d)

any take-over bid, issuer bid, exchange offer or similar transaction that, if consummated, would result in a Person, or group of Persons acting jointly or in concert with such Person, acquiring beneficial ownership of, or exercising control or direction over, 20% or more of any class of equity or voting securities of such Party; or

(e)

any other similar transaction or series of related transactions involving such Party or any of its subsidiaries the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Arrangement or the other transactions contemplated by this Agreement;

“affiliate” means any Person that is affiliated with another Person within the meaning of the Securities Act;

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Arrangement Agreement (including the Schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“Agreement Date” means October 6, 2026;

“Anti-Corruption Laws” means, collectively, the FCPA, the Corruption of Foreign Public Officials Act (Canada), the anti-corruption provisions of the Criminal Code (Canada) and the rules and regulations under any other Applicable Laws of any jurisdiction covering a similar subject matter;

“Applicable Canadian Securities Laws” means, collectively, the Securities Act and similar statutes of each of the other provinces and territories of Canada and the respective rules and regulations under such Laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the TSX;

“Applicable Laws” means, in any context that refers to one or more Persons or its or their respective businesses, activities, properties, assets, undertakings or securities, the Laws that apply to such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and emanate from a Governmental Authority having jurisdiction over such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and, for greater certainty, includes Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

“Applicable U.S. Securities Laws” means, collectively, federal and state securities legislation of the United States (including the U.S. Securities Act and the U.S. Exchange Act), and all rules, regulations and by-laws governing the NYSE;

“ARC” means an advance ruling certificate issued by the Commissioner under Section 102 of the Competition Act;

“Arrangement” means the arrangement pursuant to Section 192 of the CBCA, on the terms set out in the Plan of Arrangement, subject to any supplement, modification or amendment thereto made in accordance therewith or made at the direction of the Court in the Final Order, provided that such supplement, modification or amendment is acceptable to the Parties, each acting reasonably;

“Articles of Arrangement” means the articles of arrangement in respect of the Plan of Arrangement required under Section 192(6) of the CBCA to be sent to the Director after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived, to give effect to the Arrangement;

“Articles of Continuance” means the articles of continuance of ATCO required under Section 187(3) of the CBCA to be sent to the Director after the Continuance Resolution has been approved to give effect to the Continuance;

“ATCO” means ATCO Ltd., a corporation existing under the Laws of the Province of Alberta as of the Agreement Date;

“ATCO Arrangement Resolution” means the special resolution in respect of the Arrangement to be considered and voted on by ATCO Securityholders at the ATCO Meeting, substantially in the form included in Schedule “B” attached hereto, as the same may be amended or varied in accordance with this Agreement or at the direction of the Court in the Interim Order, provided any amendments made at the direction of the Court in the Interim Order are acceptable to each Party, acting reasonably;

“ATCO Balance Sheet” has the meaning ascribed thereto in Section (ii) of Schedule “G”;

“ATCO Board” means the board of directors of ATCO;

“ATCO Board Financial Advisor” means Gordon Dyal & Co. Financial Advisory Group LP and/or its affiliate, Gordon Dyal & Co., LLC;

“ATCO Board Recommendation” has the meaning ascribed thereto in Section 2.3(a);

“ATCO Class I Shares” means the Class I non-voting shares in the capital of ATCO;

“ ATCO Class II Shares” means the Class II voting shares in the capital of ATCO;

“ATCO Continuance Required Approval” has the meaning ascribed thereto in Section 2.2(b)(iii);

“ATCO Disclosure Letter” means the disclosure letter dated the Agreement Date from ATCO to Emera;

“ATCO Documents” has the meaning ascribed thereto in Section (dd) of Schedule “G”;

“ATCO Employee Plans” has the meaning ascribed thereto in Section (tt) of Schedule “G”;

“ATCO Employees” means individuals employed by ATCO or another member of the ATCO Group, other than Canadian Utilities Employees, on a full-time, part-time or temporary basis, and for greater certainty includes officers of ATCO who are not Canadian Utilities Employees;

“ATCO Executive Employment Agreements” means the executive employment agreements between certain officers of ATCO and ATCO;

“ATCO Fairness Opinions” means the opinions of the ATCO Financial Advisors, as financial advisors to the ATCO Board and the ATCO Special Committee, respectively, in each case, to the effect that, as of the date of such opinion, and subject to the assumptions made and limitations and qualifications included therein, the Consideration to be received by ATCO Shareholders, other than Sentgraf and certain affiliates and other related parties of Sentgraf, pursuant to the Arrangement, is fair, from a financial point of view, to such ATCO Shareholders;

“ATCO Financial Advisors” means, together, the ATCO Board Financial Advisor and the ATCO Special Committee Financial Advisor;

“ATCO Financial Statements” means, together: (i) the audited consolidated financial statements of ATCO as at and for the years ended December 31, 2025 and 2024, together with the notes thereto and the auditor’s report thereon; and (ii) the interim consolidated unaudited financial statements of ATCO as at and for the three and six months ended June 30, 2026;

“ATCO Group” means, collectively, ATCO and the subsidiaries of ATCO, other than Canadian Utilities and the other members of the Canadian Utilities Group;

“ATCO Indigenous Group Contracts” has the meaning ascribed thereto in Section (mm) of Schedule “G”;

“ATCO Incentive Plans” means, collectively, the ATCO RSU Plan, the ATCO Option Plan, the ATCO Phantom Option Plan and the ATCO SAR Plan;

“ATCO Incentives” means, collectively, the ATCO RSUs, the ATCO Options, the ATCO Phantom Options and the ATCO SARs;

“ATCO Information” means the information prepared and provided by ATCO (including, prior to the Effective Time only, in respect of SpinCo) and required to be included or incorporated by reference in the Circular under Applicable Canadian Securities Laws, excluding, for greater certainty, any Canadian Utilities Information;

“ATCO IP” has the meaning ascribed thereto in Section (aaa) of Schedule “G”;

“ATCO IT” has the meaning ascribed thereto in Section (aaa) of Schedule “G”;

“ATCO Leased Real Property” has the meaning ascribed thereto in Section (nn) of Schedule “G”;

“ATCO Material Contracts” has the meaning ascribed thereto in Section (cc) of Schedule “G”;

“ATCO Meeting” means the special meeting of ATCO Securityholders to be called and held in accordance with this Agreement and the Interim Order to permit the ATCO Shareholders to consider the Continuance Resolution and related matters and to permit the ATCO Securityholders to consider the ATCO Arrangement Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“ATCO Notes” means ATCO’s 3.878% Senior Notes due May 27, 2030 and 5.50% Fixed-to-Floating Rate Subordinated Notes Series 2018-1 due November 1, 2078;

“ATCO Option Plan” means ATCO’s stock option plan, as amended to the date of this Agreement;

“ATCO Options” means stock options issued pursuant to the ATCO Option Plan;

“ATCO Owned Real Property” has the meaning ascribed thereto in Section (nn) of Schedule “G”;

“ATCO Phantom Option Plan” means ATCO’s phantom Australian stock option plan, as amended to the date of this Agreement;

“ATCO Phantom Options” means the phantom stock options issued pursuant to the ATCO Phantom Option Plan;

“ATCO Real Property” has the meaning ascribed thereto in Section (nn) of Schedule “G”;

“ATCO Required Approval” has the meaning ascribed thereto in Section 2.2(b)(iv);

“ATCO RSU Plan” means ATCO’s restricted share unit plan, as amended to the date of this Agreement;

“ATCO RSUs” means the restricted share units issued pursuant to the ATCO RSU Plan;

“ATCO SAR Plan” means ATCO’s share appreciation rights plan, as amended to the date of this Agreement;

“ATCO SARs” means share appreciation rights issued pursuant to the ATCO SAR Plan;

“ATCO Securityholders” means, collectively, the ATCO Shareholders, the holders of ATCO Options and the holders of ATCO SARs;

“ATCO Share Purchase Plans” means: (a) ATCO’s director share purchase plan, as amended to the date of this Agreement; and (b) ATCO’s employee share purchase plan, as amended to the date of this Agreement;

“ATCO Shareholder” means a holder of ATCO Shares;

“ATCO Shares” means, collectively, the ATCO Class I Shares and the ATCO Class II Shares;

“ATCO Special Committee” means the special committee consisting of independent members of the ATCO Board formed in connection with the Arrangement and the other transactions contemplated by this Agreement;

“ATCO Special Committee Financial Advisor” means CIBC World Markets Inc.;

“ATCO Support Agreements” means the support agreements entered into between the ATCO Supporting Shareholders and Emera, dated as of the Agreement Date;

“ATCO Supporting Shareholders” means, collectively, Sentgraf, Sentgraf Holdings, the Spousal Trust and each of the directors and executive officers of ATCO;

“AUC” means the Alberta Utilities Commission;

“AUC Approval” means, in respect of the transactions contemplated by this Agreement, the issuance by the AUC of approvals under sections 101(2) and 102 of the AB Public Utilities Act and sections 26(2) and 27 of the Gas Utilities Act, and/or exemptions or declaratory orders therefrom;

“Bahamas DRs” means the depositary receipts representing Emera Shares listed on The Bahamas International Securities Exchange;

“Barbados DRs” means the depositary receipts representing Emera Shares listed on the Barbados Stock Exchange;

“Business Day” means any day, other than a Saturday, Sunday or a statutory holiday in the Province of Alberta or the Province of Nova Scotia;

“Canada Transportation Act” means the Canada Transportation Act, S.C. 1996, c 10;

“Canadian Utilities” means Canadian Utilities Limited, a corporation existing under the federal Laws of Canada;

“Canadian Utilities Arrangement Resolution” means the special resolution in respect of the Arrangement to be considered and voted on by Canadian Utilities Securityholders at the Canadian Utilities Meeting, substantially in the form included in Schedule “C” attached hereto, as the same may be amended or varied in accordance with this Agreement, or at the direction of the Court in the Interim Order, provided any amendments made at the direction of the Court in the Interim Order are acceptable to each Party, acting reasonably;

“Canadian Utilities Balance Sheet” has the meaning ascribed thereto in Section (ii) of Schedule “F”;

“Canadian Utilities Board” means the board of directors of Canadian Utilities;

“Canadian Utilities Board Recommendation” has the meaning ascribed thereto in Section 2.4(a);

“Canadian Utilities Capital Budget” means the 2026-2027 capital budget of Canadian Utilities, a true and complete copy of which is included in the Canadian Utilities Disclosure Letter;

“Canadian Utilities Class A Shares” means the Class A non-voting shares in the capital of Canadian Utilities;

“Canadian Utilities Class B Shares” means the Class B common shares in the capital of Canadian Utilities;

“Canadian Utilities Disclosure Letter” means the disclosure letter dated the Agreement Date from Canadian Utilities to Emera;

“Canadian Utilities Documents” has the meaning ascribed thereto in Section (dd) of Schedule “F”;

“Canadian Utilities Employee Plans” has the meaning ascribed thereto in Section (uu) of Schedule “F”;

“Canadian Utilities Employees” means individuals employed by Canadian Utilities or another member of the Canadian Utilities Group on a full-time, part-time or temporary basis, and for greater certainty includes officers of Canadian Utilities;

“Canadian Utilities Executive Employment Agreements” means the executive employment agreements between certain officers of Canadian Utilities and Canadian Utilities;

“Canadian Utilities Fairness Opinion” means the opinion of the Canadian Utilities Special Committee Financial Advisor, as financial advisor to the Canadian Utilities Special Committee, to the effect that, as of the date of such opinion, and subject to the assumptions made and limitations and qualifications included therein, the Consideration to be received by Canadian Utilities Shareholders, other than ATCO and certain affiliates and other related parties of ATCO, is fair, from a financial point of view, to such Canadian Utilities Shareholders;

“Canadian Utilities Financial Advisor” means Gordon Dyal & Co. Financial Advisory Group LP and/or its affiliate, Gordon Dyal & Co., LLC;

“Canadian Utilities Financial Statements” means, together: (i) the audited consolidated financial statements of Canadian Utilities as at and for the years ended December 31, 2025 and 2024, together with the notes thereto and the auditor’s report thereon; and (ii) the interim consolidated unaudited financial statements of Canadian Utilities as at and for the three and six months ended June 30, 2026;

“Canadian Utilities Group” means, collectively, Canadian Utilities and the subsidiaries of Canadian Utilities;

“Canadian Utilities Incentives” means, collectively, the Canadian Utilities Options, the Canadian Utilities Phantom Options, the Canadian Utilities RSUs and the Canadian Utilities SARs;

“Canadian Utilities Incentive Plans” means, collectively, the Canadian Utilities Option Plan, the Canadian Utilities Phantom Option Plan, the Canadian Utilities RSU Plan and the Canadian Utilities SAR Plan;

“Canadian Utilities Indigenous Group Contracts” has the meaning ascribed thereto in Section (mm) of Schedule “F”;

“Canadian Utilities Information” means the information prepared and provided by Canadian Utilities and required to be included or incorporated by reference in the Circular under Applicable Canadian Securities Laws, excluding, for greater certainty, any ATCO Information;

“Canadian Utilities IP” has the meaning ascribed thereto in Section (ddd) of Schedule “F”;

“Canadian Utilities IT” has the meaning ascribed thereto in Section (ddd) of Schedule “F”;

“Canadian Utilities Leased Real Property” has the meaning ascribed thereto in Section (nn) of Schedule “F”;

“Canadian Utilities Material Contracts” has the meaning ascribed thereto in Section (cc) of Schedule “F”;

“Canadian Utilities Meeting” means the special meeting of Canadian Utilities Securityholders to be called and held in accordance with this Agreement and the Interim Order to permit the Canadian Utilities Securityholders to consider the Canadian Utilities Arrangement Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“Canadian Utilities Mexican Subsidiaries” means the Mexican entities indirectly owned by Canadian Utilities through the relevant Canadian holding companies, including, without limitation, ATCO Pipelines, S.A. de C.V., ATCO Energía, S.A. de C.V., ATCO-Ranman Energía SLP, S.A.P.I. de C.V.,

and Electricidad del Golfo, S. de R.L. de C.V., and any other Mexican entity forming part of the Canadian Utilities Group as set out in the Canadian Utilities Disclosure Letter;

“Canadian Utilities Notes” means Canadian Utilities’ 5.450% Fixed-to-Fixed Rate Subordinated Notes Series 2025-1 due December 22, 2055, 4.412% Debentures due June 24, 2035 and 4.851% Debentures due June 3, 2052;

“Canadian Utilities Option Plan” means Canadian Utilities’ stock option plan, as amended to the date of this Agreement;

“Canadian Utilities Options” means stock options issued pursuant to the Canadian Utilities Option Plan;

“Canadian Utilities Owned Real Property” has the meaning ascribed thereto in Section (nn) of Schedule “F”;

“Canadian Utilities Phantom Option Plan” means Canadian Utilities’ phantom Australian stock option plan, as amended to the date of this Agreement;

“Canadian Utilities Phantom Options” means the phantom stock options issued pursuant to the Canadian Utilities Phantom Option Plan;

“Canadian Utilities Real Property” has the meaning ascribed thereto in Section (nn) of Schedule “F”;

“Canadian Utilities Required Approval” has the meaning ascribed thereto in Section 2.2(b)(v);

“Canadian Utilities RSU Plan” means Canadian Utilities’ restricted share unit plan, as amended to the date of this Agreement;

“Canadian Utilities RSUs” means the restricted share units issued pursuant to the Canadian Utilities RSU Plan;

“Canadian Utilities SAR Plan” means Canadian Utilities’ share appreciation rights plan, as amended to the date of this Agreement;

“Canadian Utilities SARs” means the share appreciation rights issued pursuant to the Canadian Utilities SAR Plan;

“Canadian Utilities Securityholders” means, collectively, the Canadian Utilities Shareholders, the holders of Canadian Utilities Options and the holders of Canadian Utilities SARs;

“Canadian Utilities Series Second Preferred Shares” means the Series Second Preferred Shares in the capital of Canadian Utilities;

“Canadian Utilities Share Purchase Plan” means Canadian Utilities’ director share purchase plan, as amended to the date of this Agreement;

“Canadian Utilities Shareholder” means a holder of Canadian Utilities Shares;

“Canadian Utilities Shares” means, collectively, the Canadian Utilities Class A Shares and the Canadian Utilities Class B Shares;

“Canadian Utilities Special Committee” means the special committee consisting of independent members of the Canadian Utilities Board formed in connection with the Arrangement and the other transactions contemplated by this Agreement;

“Canadian Utilities Special Committee Financial Advisor” means BMO Nesbitt Burns Inc.;

“Canadian Utilities Support Agreements” means the support agreements entered into between the Canadian Utilities Supporting Shareholders and Emera, dated as of the Agreement Date;

“Canadian Utilities Supporting Shareholders” means, collectively, ATCO, Sentgraf, Sentgraf Holdings, the Spousal Trust and each of the directors and executive officers of Canadian Utilities;

“CBCA” means the Canada Business Corporations Act, RSC 1985, c C-44;

“CCA” means the Australian Competition and Consumer Act 2010 (Cth);

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement, giving effect to the Arrangement;

“Certificate of Continuance” means the certificate of continuance issued by the Director pursuant to Section 187(4) of the CBCA in respect of the Articles of Continuance, giving effect to the Continuance;

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity;

“CFIUS Clearance” means, for each of (i) the acquisition of Emera Shares by Company Shareholders; and (ii) the acquisition of ATCO Shares and Canadian Utilities Shares by Emera (together, the “CFIUS-notified transactions”): (a) CFIUS has concluded that the transaction is not a “covered transaction” subject to review under the DPA; (b) CFIUS has issued a written notice that it has completed a review or investigation pursuant to the DPA with respect to the transaction, and has made a determination there are no unresolved national security concerns with respect to the transaction; or (c) CFIUS has sent a report to the President of the United States requesting the President’s decision and (i) the President has announced a decision not to take any action to suspend or prohibit the transaction, or (ii) the President has not announced or taken any action after fifteen (15) days from the earlier of the date the President received such report from CFIUS or the end of the CFIUS investigation period;

“CFIUS Notice” means each joint voluntary notice prepared by Emera and the Companies with respect to the CFIUS-notified transactions and submitted to CFIUS pursuant to 31 C.F.R. Part 800 Subpart E;

“Circular” means the joint management information circular of ATCO, Canadian Utilities and Emera to be sent by ATCO, Canadian Utilities and Emera to the ATCO Securityholders, Canadian Utilities Securityholders and Emera Shareholders, respectively, and to any other Persons required by the Interim Order in connection with the Meetings, together with any amendments thereto or supplements thereof;

“CNA” means the Comisión Nacional Antimonopolio of Mexico;

“CNA Approval” means: (a) the CNA shall have issued a resolution expressly authorizing the transactions contemplated by this Agreement, whether unconditionally or subject to conditions acceptable to each Party, acting reasonably; or (b) the expiration of the applicable review period (including any extensions, suspensions or additional review periods provided under the LFCE) without the CNA having issued a resolution prohibiting, conditioning or otherwise objecting to the transactions contemplated by this Agreement, in which case such transactions shall be deemed authorized in accordance with the LFCE or in lieu thereof, a written ruling, confirmation or no-action letter shall have been issued by the competent Governmental Authority confirming that CNA Approval is not required under Applicable Law;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner’s representatives where the context requires;

“Communications Act” means the Communications Act of 1934 of the United States, as amended, 47 U.S.C. § 151 et seq.;

“Companies” means, collectively, ATCO and Canadian Utilities, and “Company” shall mean either ATCO or Canadian Utilities, as the context requires;

“Companies Superior Proposal” means an unsolicited bona fide written Acquisition Proposal:

(a)	that complies with all Applicable Canadian Securities Laws and Applicable U.S. Securities Laws and did not result from a breach of Section 7.1;

(b)	that is not subject to a financing condition;

(c)	that is not subject to any due diligence condition or access condition;

(d)

to acquire: (i) not less than all of the outstanding ATCO Shares and Canadian Utilities Shares (other than those held by ATCO), or (ii) not less than substantially all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) of ATCO (excluding the SpinCo Assets) and Canadian Utilities, and their respective subsidiaries on a consolidated basis;

(e)

that each of the ATCO Board and Canadian Utilities Board has determined in good faith, after receipt of advice from its respective Financial Advisor or other professional financial advisors and legal counsel, is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; and

(f)

that each of the ATCO Board and Canadian Utilities Board has determined in good faith, after receipt of advice from its respective Financial Advisor or other professional financial advisors, would be, if consummated in accordance with its terms, and without assuming away the risk of non-completion, more favourable, from a financial point of view, to, in the case of the ATCO Board, the ATCO Shareholders (other than Sentgraf and certain affiliates and other related parties of Sentgraf), and, in the case of the Canadian Utilities Board, the Canadian Utilities Shareholders (other than ATCO and certain affiliates and other related parties of ATCO) than the Arrangement;

“Company Board” means either the ATCO Board or the Canadian Utilities Board, as the context requires;

“Company Board Recommendation” means either the ATCO Board Recommendation or the Canadian Utilities Board Recommendation, as the context requires;

“Company Damages Amount” has the meaning ascribed thereto in Section 9.4(g);

“Company Data Room” means the electronic data room of the Companies accessible through Intralinks, as it existed as of 2:00 p.m. (Calgary, Alberta time) on October 5, 2026, and made available by ATCO and Canadian Utilities to Emera and its Representatives in connection with the transactions contemplated hereby;

“Company Disclosure Letter” means, collectively, the ATCO Disclosure Letter and the Canadian Utilities Disclosure Letter, or either one of them, as the context requires;

“Company Disposition Event” has the meaning ascribed thereto in Section 9.4(g);

“Company Employees” means, collectively, the ATCO Employees and Canadian Utilities Employees, or any one of them, as the context requires;

“Company Executive Employment Agreements” means, collectively, the ATCO Executive Employment Agreements and the Canadian Utilities Executive Employment Agreements, or any one of them, as the context requires;

“Company Group” means the ATCO Group or the Canadian Utilities Group, in each case, as the context requires;

“Company Incentives” means, collectively, the Canadian Utilities Incentives and the ATCO Incentives;

“Company Shareholders” means the ATCO Shareholders and/or the Canadian Utilities Shareholders, as the context requires;

“Company Shares” means the ATCO Shares and/or the Canadian Utilities Shares, as the context requires;

“Company Subsidiary” means a subsidiary of ATCO or a subsidiary of Canadian Utilities, as the context requires;

“Competition Act” means the Competition Act, RSC 1985, c C-34;

“Competition Act Approval” means the occurrence of one or more of the following, in respect of the transactions contemplated by this Agreement:

(a)	the Commissioner shall have issued an ARC; or

(b)

both: (i) either the waiting period has expired or been terminated by the Commissioner under Sections 123(1) or 123(2), respectively, of the Competition Act, or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived by the Commissioner under Section 113(c) thereof; and (ii) unless waived by the Parties, such waiver not to be unreasonably withheld or delayed, the Commissioner shall have issued a No Action Letter;

“Confidentiality Agreement” means the confidentiality agreement between Emera and ATCO dated June 30, 2026, as amended from time to time;

“Consideration” means, collectively, the consideration payable pursuant to the Arrangement to a Person who is an ATCO Shareholder or a Canadian Utilities Shareholder (other than ATCO), as applicable, including, for greater certainty, the SpinCo Shares distributable to ATCO Shareholders pursuant to the Arrangement;

“Continuance” means, prior to the hearing for the Final Order, the continuance of ATCO from the ABCA to the CBCA, such continuance to be effective on the issuance of the Certificate of Continuance;

“Continuance Resolution” means the special resolution in respect of the Continuance to be considered and voted on by ATCO Shareholders at the ATCO Meeting, substantially in the form included in Schedule “B” attached hereto;

“Contract” means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;

“Court” means the Court of King’s Bench of Alberta;

“CTA Approval” means, if the Arrangement is notifiable under subsection 114(1) of the Competition Act, either: (i) the Minister of Transport has given notice under subsection 53.1(4) of the Canada Transportation Act that the Arrangement does not raise issues with respect to the public interest as it relates to national transportation; or (ii) the Governor in Council has approved the Arrangement under subsection 53.2(7) of the Canada Transportation Act;

“CUI” means CU Inc., a wholly owned subsidiary of Canadian Utilities existing under the federal Laws of Canada;

“CU Preferred Shares” means, collectively, the Series 1 Preferred Shares and the Series 4 Preferred Shares in the capital of CUI;

“Depositary” means the Person appointed by the Parties in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing ATCO Shares or Canadian Utilities Shares, as applicable, and paying the Consideration;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Disclosing Party” has the meaning ascribed thereto in Section 7.5(a);

“Dissent Rights” means the rights of dissent in respect of the Arrangement, as provided for in the Plan of Arrangement, and/or the rights of dissent in respect of the Continuance, as the context so requires;

“DPA” means Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof;

“Economic Sanctions” means the economic sanctions administered or enforced by OFAC, Global Affairs Canada or Public Safety Canada or any Applicable Law or executive order relating thereto, or any other applicable economic sanctions;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC;

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Eligible Options” has the meaning ascribed thereto in Section 2.13(d);

“Electing Entity” has the meaning ascribed thereto in Section 2.13(d);

“Emera” means Emera Incorporated, a company existing under the Laws of the Province of Nova Scotia;

“Emera ATM Program” means the at-the-market program established by the short form base shelf prospectus of Emera dated December 5, 2025 and Emera’s U.S. base prospectus dated December 5, 2025 (including the Canadian and U.S. prospectus supplements of Emera thereto, each dated December 5, 2025) and the equity distribution agreement dated December 5, 2025 between Emera and BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. as Canadian agents and BMO Capital Markets Corp., RBC Capital Markets, LLC and Scotia Capital (USA) Inc. as U.S. agents;

“Emera Balance Sheet” has the meaning ascribed thereto in Section (hh) of Schedule “E”;

“Emera Board” means the board of directors of Emera;

“Emera Board Recommendation” has the meaning ascribed thereto in Section 2.5(a);

“Emera Capital Forecast” means the portion of the June long term forecast of Emera for 2026-2028, a true and complete copy of which is included in the Emera Disclosure Letter;

“Emera Damages Amount” has the meaning ascribed thereto in Section 9.4(b);

“Emera Disclosure Letter” means the disclosure letter dated the Agreement Date from Emera to ATCO, Canadian Utilities and SpinCo;

“Emera Disposition Event” has the meaning ascribed thereto in Section 9.4(b);

“Emera Documents” has the meaning ascribed thereto in Section (cc) of Schedule “E”;

“Emera DRIP” means Emera’s dividend reinvestment plan, as amended to the date of this Agreement;

“Emera Director DSU Plan” means Emera’s directors’ deferred share unit plan, as amended to the date of this Agreement;

“Emera DSUs” means the deferred share units issued pursuant to the Emera Director DSU Plan and the Emera Executive DSU Plan;

“Emera Executive DSU Plan” means Emera’s senior executives’ deferred share unit plan, as amended to the date of this Agreement;

“Emera ESPP” means Emera’s employee share purchase plan, as amended to the date of this Agreement;

“Emera Fairness Opinions” means the opinions of the Emera Financial Advisors, as financial advisors to Emera, to the effect that, as of the date of such opinions, and subject to the assumptions made and limitations and qualifications included therein, the Exchange Ratio (as defined therein) provided for in the transactions contemplated by this Agreement is fair, from a financial point of view, to Emera;

“Emera Financial Advisors” means Lazard Frères & Co. LLC and Scotia Capital Inc.;

“Emera Financial Statements” means, together: (i) the audited consolidated financial statements of Emera as at and for the years ended December 31, 2025 and 2024, together with the notes thereto and the auditor’s report thereon; and (ii) the interim consolidated unaudited financial statements of Emera as at and for the three and six months ended June 30, 2026;

“Emera Group” means, collectively, Emera and the subsidiaries of Emera;

“Emera Incentives” means, collectively, Emera DSUs, Emera Options, Emera PSUs, and Emera RSUs;

“Emera Information” means the information prepared and provided by Emera and required to be included or incorporated by reference in the Circular under Applicable Canadian Securities Laws;

“Emera IT” has the meaning ascribed thereto in Section (yy) of Schedule “E”;

“Emera IP” has the meaning ascribed thereto in Section (yy) of Schedule “E”;

“Emera Meeting” means the special general meeting of Emera Shareholders to be called and held in accordance with this Agreement to permit Emera Shareholders to consider the Emera Share Issuance Resolution, and any adjournment(s) or postponement(s) thereof;

“Emera Option Plan” means Emera’s senior management stock option plan, as amended to the date of this Agreement;

“Emera Options” means stock options issued pursuant to the Emera Option Plan;

“Emera Preferred Shares” means, collectively, the first preferred shares and the second preferred shares in the capital of Emera;

“Emera PSU Plan” means Emera’s performance share unit plan, as amended to the date of this Agreement;

“Emera PSUs” means the performance share units issued pursuant to the Emera PSU Plan;

“Emera RSU Plan” means Emera’s restricted share unit plan, as amended to the date of this Agreement;

“Emera RSUs” means the restricted share units issued pursuant to the Emera RSU Plan;

“Emera Share Issuance Resolution” means the ordinary resolution in respect of the issuance of Emera Shares pursuant to the Arrangement, to be considered and voted on by Emera Shareholders at the Emera Meeting, substantially in the form included in Schedule “D” attached hereto;

“Emera Shareholder” means a holder of Emera Shares;

“Emera Shares” means the common shares in the capital of Emera;

“Emera Superior Proposal” means an unsolicited bona fide written Acquisition Proposal:

(a)	that complies with all Applicable Canadian Securities Laws and Applicable U.S. Securities Laws and did not result from a breach of Section 7.1;

(b)	that is not subject to a financing condition;

(c)	that is not subject to any due diligence condition or access condition;

(d)

to acquire not less than all of the outstanding Emera Shares or not less than substantially all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) of Emera and its subsidiaries on a consolidated basis;

(e)

that the Emera Board has determined in good faith, after receipt of advice from its Financial Advisors or other professional financial advisors and legal counsel, is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; and

(f)

that the Emera Board determines in good faith, after receipt of advice from its Financial Advisors or other professional financial advisors, would be, if consummated in accordance with its terms, and without assuming away the risk of non-completion, more favourable, from a financial point of view, to the Emera Shareholders than the Arrangement;

“Emera Support Agreements” means the support agreements entered into among Emera Supporting Shareholders, Canadian Utilities and ATCO, dated as of the Agreement Date;

“Emera Supporting Shareholders” means each of the directors and executive officers of Emera;

“Employee Matters Agreement” means the agreement to be entered into between ATCO, Canadian Utilities and SpinCo on the Effective Date pursuant to which, among other things, ATCO and SpinCo will address the transfer of SpinCo Employees, the treatment of service credit and benefits, the allocation of liabilities under employee benefit plans and responsibility for other employment-related costs, substantially in the form attached to the Separation Agreement;

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing and “Encumber” shall have the correlative meaning;

“Environment” means the ambient air, all layers of the atmosphere, surface water, underground water, all land (including land surface and subsurface strata), all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter and living organisms, the environment or natural environment as defined in any Environmental Laws, and includes indoor spaces;

“Environmental Laws” means, with respect to any one or more Persons or its or their business, activities, property, assets or undertakings, all Laws relating to the Environment and protection of the Environment of the jurisdictions applicable to such Person or Persons or its or their business, activities, property, assets or undertakings, including Laws relating to the storage, use, handling, manufacture, processing, labelling, transportation, treatment, Release or disposal of, or exposure to, Hazardous Substances;

“FATA” means the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth);

“FCC” means the Federal Communications Commission of the United States or its successor;

“FCC Approval” means the grant by the FCC of consent to the transfer of control of each FCC Authorization held, directly or indirectly, by any member of the Emera Group of an FCC Authorization, in connection with the transactions contemplated by this Agreement, and such consent and approval shall be in full force and effect and shall not have been reversed, stayed, enjoined, set aside, annulled or suspended;

“FCC Authorization” means any license, permit, authorization, consent, approval or other authorization issued by the FCC under the Communications Act, including any wireless radio license, private land mobile radio license, microwave license, broadband radio service license, or other authorization held by any member of the Emera Group;

“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended;

“FERC” means the Federal Energy Regulatory Commission of the United States or its successor;

“FERC Approval” means approval of the FERC, pursuant to FPA section 203, 16 U.S.C. § 824b, as necessary, for Emera and/or any of its subsidiaries to engage, directly or indirectly, in the transactions contemplated by this Agreement;

“Final Order” means the order of the Court approving the Arrangement pursuant to Section 192(4) of the CBCA, as such order may be supplemented, amended or modified by any court of competent jurisdiction prior to the Effective Time, provided that any such supplement, amendment or modification is acceptable to each of the Parties, acting reasonably;

“Financial Advisors” means, collectively, the ATCO Financial Advisors, the Canadian Utilities Financial Advisor, the Canadian Utilities Special Committee Financial Advisor and the Emera Financial Advisors and “Financial Advisor” shall mean any one of them, as the context requires;

“FIRB Approval” means, and is taken to have been obtained upon, the occurrence of either of the following:

(a)

the Treasurer of the Commonwealth of Australia (or their delegate) provides written notice under the FATA stating that, or to the effect that, the Commonwealth Government has no objection to the acquisition by Emera of up to a 100% interest in ATCO and Canadian Utilities as contemplated by this Agreement, or to the acquisition of interests in the relevant Australian entities (in which Canadian Utilities has an interest) as a result of the acquisition of interests in ATCO and/or Canadian Utilities (collectively, the “Relevant Acquisitions”), either on an unconditional basis or subject only to conditions that are acceptable to Emera, acting reasonably; or

(b)

following Emera giving notice under the FATA of the Relevant Acquisitions, the Treasurer of the Commonwealth of Australia becomes precluded by passage of time from making any order or decision under Division 2 of Part 3 of the FATA in respect of the Relevant Acquisitions, and the ten (10) day period referred to in Section 82(2)(a) of the FATA has ended or the period referred to in Section 82(2)(b) of the FATA has ended (whichever is applicable);

“FPA” means the Federal Power Act of the United States, as amended, 16 U.S.C. §§ 791 et seq., and all relevant regulations promulgated by the FERC thereunder;

“Gas Utilities Act” means the Gas Utilities Act, RSA 2000, c G-5;

“Governmental Authority” means any: (i) domestic or foreign, multinational, national, federal, territorial, provincial, state, regional, municipal or local government or governmental, regulatory,

legislative, executive or administrative authority, department, court, commission, board or tribunal, arbitral body, bureau, ministry, agency, regulator, legislature or instrumentality or official, including any political subdivision thereof; (ii) quasi-governmental or private body exercising regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iii) any stock exchange;

“Hazardous Substances” means any material, substance or waste that is prohibited, listed, defined, designated, classified or regulated under or pursuant to any Environmental Laws, including any pollutant, substance, dangerous substance, toxic substance, hazardous material, hazardous substance, waste, hazardous waste, dangerous good or contaminant, and specifically including petroleum and all derivatives thereof and synthetic substitutes therefor, asbestos or asbestos-containing materials in any form or condition, and polychlorinated biphenyls;

“Hedging Transaction” means: (i) any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity loan, commodity consignment, commodity lease, commodity swap, commodity option, commodity purchase or sale (including a forward Contract and whether settled by physical or financial delivery), equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, transaction to buy, sell, borrow or lend securities or any other similar transaction (including any option with respect to any of these transactions); and (ii) any derivative or combination of these transactions;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;

“HSR Clearance” means all waiting periods (and any extensions thereof) under the HSR Act applicable to the transactions contemplated by this Agreement, and any commitment to, or agreement with, any Governmental Authority to delay the consummation of, or not to consummate before a certain date, the transactions contemplated by this Agreement, shall have expired or been terminated;

“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board;

“Independent Contractors” means those Persons engaged by Canadian Utilities or ATCO or a subsidiary of either such Party to provide services to Canadian Utilities, ATCO or such subsidiary, respectively, either in their personal capacity or through a corporation;

“Information Technology” means all: (i) computer, information technology, data processing, and communications systems, components, facilities, and services, including all software, hardware, networks, interfaces, platforms, databases and related data, switches, telecommunications equipment, operating systems, websites, website content, links; and (ii) equipment relating to the transmission, storage, maintenance, organization, presentation, generation, processing, or analysis of data and information, whether or not in electronic format;

“Intellectual Property Rights” means all intellectual property rights, including all patents, copyrights, industrial designs, trademarks, and confidential information, data, and all registrations, applications for registration, divisionals and renewals for any of the foregoing (as applicable);

“Interim Order” means the interim order of the Court concerning the Arrangement under Section 192(4) of the CBCA, containing declarations and directions with respect to the Arrangement and the holding of the ATCO Meeting and the Canadian Utilities Meeting, as such order may be supplemented, amended or modified by any court of competent jurisdiction prior to the Effective Time, provided that any such supplement, amendment or modification is acceptable to each Party, acting reasonably;

“Internal Revenue Code” means the United States Internal Revenue Code of 1986, as amended, including any successor provisions and transition rules, whether or not codified;

“IP Matters Agreement” means the agreement to be entered into between ATCO and SpinCo on the Effective Date pursuant to which, among other things, ATCO and SpinCo will allocate ownership of Intellectual Property Rights, grant certain licenses in connection therewith and address related indemnification obligations, substantially in the form attached to the Separation Agreement;

“Junior Subordinated Debt” means all indebtedness, obligations and liabilities of a Company or any other member of the applicable Company Group that is expressly subordinated in right of payment and priority to other indebtedness of the Company or such other member of the applicable Company Group, as the case may be, and which ranks senior only to the applicable issuer’s equity securities and any indebtedness expressly subordinated to such indebtedness;

“Key Consents” means the waivers, consents, permits, exemptions, Orders, agreements, amendments, authorizations, acknowledgements, confirmations, approvals, notices and filings, as the case may be, as set forth in the Canadian Utilities Disclosure Letter and ATCO Disclosure Letter;

“Key Regulatory Approvals” means, collectively, the Competition Act Approval, the CTA Approval, the AUC Approval, the PUB Approval, the FIRB Approval, the ACCC Approval, the FCC Approval, the FERC Approval, the HSR Clearance, the CNA Approval and the CFIUS Clearance;

“Laws” means all laws (including, for greater certainty, common law), statutes, regulations, by-laws, rules, Orders, ordinances, protocols, codes, guidelines, notices and directions (in each case having the force of law) enacted, promulgated, enforced, issued or entered by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, judgment, decision, ruling, award, authority or license of any Governmental Authority or self-regulatory authority;

“LFCE” means the Ley Federal de Competencia Económica of Mexico, together with its implementing regulations and any amendments or successor legislation thereto;

“Matching Period” has the meaning ascribed thereto in Section 7.1(d);

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Party, any fact or state of facts, circumstance, change, effect, occurrence or event that individually is or in the aggregate are, or would individually or in the aggregate reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Party and its subsidiaries, taken as a whole, other than any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:

(a)	any change, development or condition generally affecting the industries, businesses or segments thereof in which such Party and its respective subsidiaries operate;

(b)

any change, development or condition in or relating to global, international, national or regional political conditions (including riots, blockades or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial, credit or capital markets;

(c)

any change, development or condition resulting from any act of terrorism (including cyberterrorism and cyber crime) or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

(d)

any change in Applicable Laws or in any interpretation, application or non-application of any Applicable Laws by any Governmental Authority (including, for greater certainty, any change to the Tax Act or other applicable taxing legislation or to Tax rates);

(e)	any change in applicable generally accepted accounting principles, including IFRS or U.S. GAAP, as applicable, or in regulatory accounting principles or requirements;

(f)	any climatic, earthquake or other natural event or condition (including weather conditions and any natural disaster);

(g)	any epidemic, pandemic, disease outbreak, other health crisis or public health event, including the worsening thereof;

(h)	any change or condition affecting the market for commodities, including any change in the price or availability of commodities;

(i)	any change to any existing, or the imposition of any new, import or export restriction, prohibition, tariff, duty, charge or Tax imposed by any Governmental Authority;

(j)	any actions taken (or omitted to be taken) at the written request of the Other Parties, as applicable;

(k)

any action taken by the Party or any of its subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business, but, for greater certainty, including any steps taken pursuant to Section 3.3);

(l)

the execution, announcement, pendency or performance of this Agreement or the consummation of the Arrangement, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of such Party or any of its subsidiaries with any Governmental Authority or any of their current or prospective employees, customers, securityholders, financing sources, vendors, distributors, counterparties, insurance underwriters, suppliers or partners;

(m)

the failure of the Party to meet any internal, published, public or analyst projections, forecasts, guidance or estimates, including of revenues, earnings or cash flows (it being understood that the causes underlying such failure (unless otherwise excluded under another subsection of this definition) may be taken into account in determining whether a Material Adverse Effect has occurred); or

(n)

any change in the market price, credit rating or trading volume of any securities of the Party or the Party’s corporate credit rating (it being understood that the causes underlying such change in market price, credit rating or trading volume (unless otherwise excluded under another subsection of this definition) may be taken into account in determining whether a Material Adverse Effect has occurred), provided, however, that: (i) with respect to clauses (a) through and including (i), such matter does not have a materially disproportionate effect on the business, operations, results of operations, assets, properties, capitalization, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Party and its subsidiaries, taken as a whole, relative to other comparable companies and entities operating in industries and businesses in which such Party and its respective subsidiaries operate (in which case only the incremental disproportionate effect may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect); (ii) unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred; and (iii) for the purposes of determining whether a Material Adverse Effect or Material Adverse Change has occurred in respect of ATCO, such determination shall be made solely by reference to the business, operations, results of operations, assets, properties, capitalization, liabilities, obligations (whether absolute, accrued, conditional or otherwise) and condition (financial or otherwise) of ATCO as it will exist following the completion of the Spin-Out Transaction, and shall expressly exclude any fact, state of facts, circumstance, change, effect, occurrence or event relating solely and exclusively to (A) the SpinCo Assets, (B) the SpinCo Liabilities, (C) the Spun-Out Business, or (D) the Spin-Out Transaction itself or any transaction contemplated by the Separation Agreement, provided, in each case, such facts, circumstances, change, effect, occurrence or event shall not, and would not reasonably be expected to: (x) interfere with, prevent, impede or materially delay the consummation of the Arrangement or any of the other transactions contemplated by this Agreement; (y) adversely affect, in any material respect, the business, operations, assets, liabilities, properties, condition (financial or otherwise), or prospects of ATCO, Canadian Utilities or any member of the Canadian Utilities Group following the Effective Time or the ability of SpinCo to fulfill its indemnification obligations under the Separation Agreement, the Employee Matters Agreement or the IP Matters Agreement; or (z) result in any liability, cost, expense, obligation or commitment of ATCO, Canadian Utilities or any member of the Canadian Utilities Group following the Effective Time;

“material change” has the meaning ascribed thereto in the Securities Act;

“Material Contract” means either an ATCO Material Contract or a Canadian Utilities Material Contract, as the context requires;

“Material Subsidiary” means, in respect of any Party, a direct or indirect subsidiary of such Party, the total assets of which constitute more than 10% of the consolidated assets of such Party as at December 31, 2025, the total liabilities of which constitute more than 10% of the consolidated liabilities of such Party as at December 31, 2025, or the total revenues of which constitute more than 10% of the consolidated revenues of such Party for the year ended December 31, 2025;

“Meetings” means, collectively, the ATCO Meeting, the Canadian Utilities Meeting and the Emera Meeting and “Meeting” shall mean any one of them, as the context requires;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Money Laundering Laws” means all applicable recordkeeping, reporting and compliance requirements and money laundering statutes, regulations and rules of any applicable jurisdiction, including, without limitation: the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada); parts II.1 and XII.2 of the Criminal Code (Canada); the USA PATRIOT Act; the Bank Secrecy Act (USA); and any equivalent applicable legislation;

“No Action Letter” means a written confirmation from the Commissioner that the Commissioner does not, at that time, intend to make an application under Section 92 of the Competition Act;

“Non-Continuing Directors” means each Person who is a director of ATCO or Canadian Utilities and is not appointed to the Emera Board at the Effective Time pursuant to Section 2.10;

“Non-Continuing Officers” means each Person who is an executive officer of ATCO or Canadian Utilities and is not continuing their employment with Emera, ATCO or Canadian Utilities, or a subsidiary of any such Party, following the Effective Time;

“NSCA” means the Companies Act (Nova Scotia), RSNS 1989, c 81;

“NWT Public Utilities Act” means the Public Utilities Act, R.S.N.W.T. 1988, c 24;

“NYSE” means the New York Stock Exchange;

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, writs or decrees of any Governmental Authority (in each case, whether temporary, preliminary or permanent);

“ordinary course of business” means, with respect to an action taken by any Person, that such action is consistent in nature, scope and magnitude with the past practices of such Person and its business, and is taken in the ordinary course of normal day-to-day operations of such Person and its business;

“Other Parties” means: (i) with respect to either Company or SpinCo, Emera; and (ii) with respect to Emera, the Companies and SpinCo;

“Outside Date” means December 31, 2027, provided that if any of the Key Regulatory Approvals have not been obtained by that date and none of the Key Regulatory Approvals have been denied by a non-appealable decision of a Governmental Authority, the Outside Date may be extended by an additional period of 90 days by any Party delivering a notice to the Other Parties of its election of such extension, which notice must be delivered on or before the Outside Date then in effect, and thereafter the Outside Date may be extended by the mutual agreement of the Parties in writing;

“Party” or “Parties” means ATCO, Canadian Utilities, SpinCo and Emera, as the case may be;

“Permitted Acquisition Agreement” means an agreement, arrangement or understanding entered into by both of the Companies or Emera, as applicable, to implement, pursue or support a Superior Proposal, which:

(a)

other than in respect of the requirement for such Party or Parties to change its or their recommendation or determination in respect of the Arrangement as provided in Section 7.1(b)(ix), all obligations of the Companies or Emera, as applicable, (other than confidentiality) contained in the agreement, arrangement or understanding are effective only following the satisfaction of a condition precedent that (i) in the case of an agreement, arrangement or understanding entered into by the Companies, any of the Transaction Resolutions shall have failed to receive the requisite vote of the applicable Company Shareholders at the ATCO Meeting or the Canadian Utilities Meeting, as applicable (including any adjournments or postponements thereof) in accordance with the Interim Order, or (ii) in the case of an agreement, arrangement or understanding entered into by Emera, the Emera Share Issuance Resolution shall have failed to receive the requisite vote of the Emera Shareholders at the Emera Meeting (including any adjournments or postponements thereof);

(b)

other than as required by Applicable Law prior to the satisfaction of the applicable condition precedent referred to in clause (a) above, does not require such Party or Parties to take any further steps in respect of the Superior Proposal, including any filing or notice to any Governmental Authority, until the applicable condition precedent referred to in clause (a) above has been satisfied;

(c)

terminates automatically in accordance with its terms, and is of no further force or effect, immediately upon the failure of the applicable condition precedent referred to in clause (a) above to be satisfied;

(d)

does not contain any provisions providing for the payment of any amount or the taking of any other action by such Party or Parties as a result of the completion of the transactions contemplated by this Agreement or the failure to satisfy the applicable condition precedent referred to in clause (a) above; and

(e)

other than in respect of the ability of such Party or Parties to change its or their recommendations or determinations in respect of the Arrangement upon the entering into of the agreement, arrangement or understanding as provided in Section 7.1(b)(ix), such agreement, arrangement or understanding does not by its terms otherwise prevent, delay or inhibit, in any way, such Party from completing the Arrangement in accordance with the terms of this Agreement unless and until such time as the applicable condition precedent referred to in clause (a) above is satisfied;

“Permitted Encumbrances” means, in respect of any Person, any one or more of the following:

(a)	Encumbrances for Taxes which are not due or delinquent or which are being contested in good faith;

(b)

Encumbrances of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets, provided that reasonable reserves therefor are being maintained on the books of such Person in accordance with IFRS or U.S. GAAP, as applicable;

(c)

municipal by-laws, regulations, zoning Laws, building or land use restrictions and other limitations imposed by any Governmental Authority having jurisdiction over real or immovable property and any other restrictions imposed by such Governmental Authority affecting or controlling the use, marketability or development of real or immovable property;

(d)

the right reserved to or vested in any Governmental Authority by any statutory provision or by the terms of any lease, licence, franchise, grant or permit to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(e)

easements, rights of way, servitudes and similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the value or the use and enjoyment of any real or immovable property;

(f)	any reservations, exceptions, limitations, provisos and conditions contained in the original Crown grant or patent;

(g)

Encumbrances relating to a judgment that has been appealed or in respect of which a review has been sought with diligence and in good faith and for which reasonable reserves therefor are being maintained on the books of such Person in accordance with IFRS or U.S. GAAP, as applicable;

(h)	Encumbrances arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business;

(i)	statutory landlords’ liens granted under any leased properties;

(j)

Encumbrances granted under, in connection with, or permitted by, any credit, loan or other financing Contracts that have been disclosed in the ATCO Disclosure Letter, the Canadian Utilities Disclosure Letter or the Emera Disclosure Letter, as applicable;

(k)

Encumbrances encumbering a landlord’s interest in the real property underlying a leased property that do not materially impair the use or occupancy of such leased property or the operations of such Person conducted thereon;

(l)

such other imperfections of title or Encumbrances as do not, in each case or in the aggregate, materially affect the value or the use of the properties or assets subject thereto or otherwise, individually or in the aggregate, materially impair business operations at such properties;

(m)	Encumbrances registered against the assets of such Person in personal property registers maintained by Governmental Authorities as of the Agreement Date; and

(n)	Encumbrances disclosed in the ATCO Disclosure Letter, the Canadian Utilities Disclosure Letter or the Emera Disclosure Letter, as applicable;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Personal Information” means any information that is defined as “personal information” under Applicable Law;

“Plan of Arrangement” means the plan of arrangement in the form attached hereto as Schedule “A”, as the same may be amended or supplemented from time to time in accordance with the terms hereof and thereof or at the direction of the Court in the Final Order, provided that such amendment or supplement is acceptable to the Parties, each acting reasonably;

“Pre-Closing Reorganization” has the meaning ascribed thereto in Section 3.8;

“Proceeding” shall mean any actual or threatened claim (including a claim of a violation of Applicable Law), cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action;

“PUB” means the Northwest Territories Public Utilities Board;

“PUB Approval” means, in respect of the transactions contemplated by this Agreement, written confirmation, in form and substance satisfactory to the Companies and Emera, each acting reasonably, from the PUB that no approval is required under section 70 of the NWT Public Utilities Act (or such other provisions as may be determined to be relevant) or, absent such confirmation, the issuance by the PUB of such approval;

“PUHCA” means the Public Utility Holding Company Act of 2005 of the United States, and the Federal Energy Regulatory Commission’s implementing regulations thereunder;

“Receiving Party” has the meaning ascribed thereto in Section 7.1(c);

“Recipient” has the meaning ascribed thereto in Section 7.5(a);

“Release” means any release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance into or through the Environment that would constitute a violation of Environmental Law;

“Reorganization” has the meaning ascribed thereto in the Transition Plan;

“Reorganization Steps” has the meaning ascribed thereto in the Transition Plan;

“Regulatory Disposition Event” has the meaning ascribed thereto in Section 9.4(k);

“Regulatory Termination Amount” has the meaning ascribed thereto in Section 9.4(k);

“Representatives” has the meaning ascribed thereto in Section 7.1(a);

“Resignations and Mutual Releases” has the meaning ascribed thereto in Section 2.11(b);

“Return” means any written or electronic report, return, statement, claim for refund, election, designation, form, declaration of estimated Tax, information statement and information return required to be filed or actually filed with a Governmental Authority in connection with any Taxes;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act, RSA 2000, c S-4;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +;

“Sentgraf” means Sentgraf Enterprises Ltd.;

“Sentgraf Holdings” means Sentgraf Holdings Ltd.;

“Separation Agreement” means the agreement to be entered into between ATCO and SpinCo on the Effective Date providing for the separation of the SpinCo business from the ATCO business, including the transfer and assumption of the SpinCo Assets and SpinCo Liabilities and related transactions contemplated thereby, substantially in the form attached hereto as Schedule “I”;

“SpinCo” means 2856571 Alberta Ltd., a wholly-owned subsidiary of ATCO, formed under the laws of the Province of Alberta;

“SpinCo Assets” means, collectively, the assets to be transferred by the ATCO Group and Canadian Utilities Group to SpinCo pursuant to the terms and subject to the conditions of the Separation Agreement;

“SpinCo Board” means the board of directors of SpinCo;

“SpinCo Class I Shares” means the Class I non-voting shares in the capital of SpinCo to be authorized prior to the Effective Time;

“SpinCo Class II Shares” means the Class II voting shares in the capital of SpinCo to be authorized prior to the Effective Time;

“SpinCo Consideration” means: (a) the SpinCo Shares issuable to ATCO pursuant to Section 3.1(e) of the Plan of Arrangement; and (b) the assumption of the SpinCo Liabilities by SpinCo;

“SpinCo Employees” has the meaning ascribed thereto in Section 2.12;

“SpinCo Information” means the information prepared and provided by ATCO prior to the Effective Time relating to SpinCo and required to be included or incorporated by reference in the Circular under Applicable Canadian Securities Laws, excluding, for greater certainty, any Canadian Utilities Information and any ATCO Information that does not concern SpinCo;

“SpinCo Liabilities” means, collectively, the liabilities to be assumed, directly or indirectly, by SpinCo from the ATCO Group and Canadian Utilities and the liabilities payable by SpinCo to ATCO, in each case, pursuant to the terms and subject to the conditions of the Separation Agreement;

“SpinCo Shares” means, collectively, the SpinCo Class I Shares and the SpinCo Class II Shares;

“SpinCo Subsidiaries” means, collectively, ASAL (Antilles) N.V., ATCO Structures & Logistics Ltd., InterATCO Drilling B.V., 2083475 Alberta Ltd., 2333387 Alberta Ltd., ATCO Energy Ltd., Fresh Bites Inc., ATCO Land and Development Ltd., Ashcor Technologies Ltd., ATCO 5302 Holdings Inc., 2136249 Alberta Ltd. and 18098395 Canada Ltd., and also includes each of their respective subsidiaries;

“Spin-Out Transaction” means the transfer of the SpinCo Assets by the ATCO Group and the Canadian Utilities Group to SpinCo for the SpinCo Consideration, pursuant to the terms and conditions set out in this Agreement, the Separation Agreement and the Plan of Arrangement;

“Spousal Trust” means the Margaret E. Southern Spousal Trust;

“Spun-Out Business” means, collectively, the business, operations, assets and undertakings comprised of, or relating to, the SpinCo Subsidiaries, the SpinCo Assets and the SpinCo Liabilities, as the same is proposed to be operated by SpinCo following the Effective Time;

“Stock Exchanges” means, collectively, the TSX and the NYSE;

“subsidiary” has, except as otherwise provided herein, the meaning ascribed thereto in the Securities Act;

“Superior Proposal” means a Companies Superior Proposal or an Emera Superior Proposal, as the context requires;

“Tax” or “Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies and other similar charges in the nature of tax imposed by any Governmental Authority and howsoever denominated, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, minimum, transfer, land transfer, sales, goods and services, harmonized sales, provincial sales, use, value-added, excise, stamp, withholding, business, franchising, property, environmental, estimated, employer health, payroll, employment, employment insurance, health and health insurance, social services, education and social security taxes, fuel taxes or levies, all surtaxes and tariffs, all customs duties and import and export taxes, pension plan and workers compensation premiums or contributions, carbon taxes or levies and other obligations of the same or of a similar nature to any of the foregoing;

“Tax Act” means the Income Tax Act, RSC 1985, c 1 (5th Supp);

“to the knowledge of” has the meaning ascribed thereto in Section 1.10;

“Transaction Resolutions” means, collectively, the ATCO Arrangement Resolution, the Continuance Resolution and the Canadian Utilities Arrangement Resolution;

“Transferred Information” has the meaning ascribed thereto in Section 7.5(a);

“Transition Plan” has the meaning ascribed thereto in Section 2.15(b);

“Transition Services Agreement” means the agreement to be entered into between Canadian Utilities and SpinCo on the Effective Date pursuant to which, among other things, Canadian Utilities shall provide or cause to be provided, for a prescribed period after the Effective Date, SpinCo with certain services to facilitate the transition of operations in relation to the Spun-Out Business, substantially in the form attached to the Separation Agreement;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

“U.S. GAAP” means United States generally accepted accounting principles;

“U.S. Securities Act” means the United States Securities Act of 1933; and

“U.S. Treasury Regulations” means the Treasury regulations promulgated under the Internal Revenue Code.

1.2       Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3       Number, etc.

Words importing the singular include the plural and vice versa, and words importing the use of any gender include all genders. Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”. If a term is defined in this Agreement, a derivative of that term will have a corresponding meaning.

1.4       Date for Any Action

If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.

1.5       Entire Agreement

This Agreement, the Separation Agreement and the Confidentiality Agreement (to the extent that the provisions of the Confidentiality Agreement have not been superseded by the provisions of this Agreement), together with the agreements and documents referred to herein and therein, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. For greater certainty, the ATCO Support Agreements, the Canadian Utilities Support Agreements and the Emera Support Agreements are separate agreements between the parties thereto and are unaffected by this Section 1.5.

1.6       Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in Canadian currency.

1.7       Accounting Matters

Unless otherwise stated: (a) all accounting terms used in this Agreement relating to the Companies or SpinCo shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature relating to the Companies or SpinCo that are required to be made shall be made in a manner consistent with IFRS; and (b) all accounting terms used in this Agreement relating to Emera shall have the meanings attributable thereto under U.S. GAAP and all determinations of an accounting nature relating to Emera that are required to be made shall be made in a manner consistent with U.S. GAAP.

1.8       Disclosure in Writing

Reference to “disclosure in writing” or similar references herein shall, in the case of disclosure to Emera, be references exclusively to the applicable Company Disclosure Letter, or in the case of disclosure to the Companies and SpinCo, be references exclusively to the Emera Disclosure Letter.

1.9       References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any rules, regulations and Orders promulgated thereunder from time to time in effect.

1.10       Knowledge

In this Agreement, references to “to the knowledge of” means the actual knowledge of the Executive Officers of Emera, ATCO or Canadian Utilities, as the case may be, after such inquiry as such Executive Officers shall consider reasonable in the circumstances. For purposes of this Section 1.10, “Executive Officers” in the case of Emera means Emera’s Chief Executive Officer, Chief Financial Officer, Executive Vice President & General Counsel and Executive Vice President, Corporate Development; in the case of ATCO means ATCO’s Chief Executive Officer, Chief Financial Officer, Senior Vice President, General Counsel & Corporate Secretary and Executive Vice President, Chief Administration Officer; and in the case of Canadian Utilities means Canadian Utilities’ Executive Chair, Chief Executive Officer, Chief Financial Officer, Senior Vice President, General Counsel & Corporate Secretary, Executive Vice President, Chief Administration Officer and Chief Operating Officer, Energy Systems.

1.11       No Strict Construction

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

1.12       Schedules

The following Schedules attached hereto are incorporated into, and form an integral part of, this Agreement:

SCHEDULE “A”	-	Plan of Arrangement
SCHEDULE “B”	-	Form of ATCO Arrangement Resolution and Continuance Resolution
SCHEDULE “C”	-	Form of Canadian Utilities Arrangement Resolution
SCHEDULE “D”	-	Form of Emera Share Issuance Resolution
SCHEDULE “E”	-	Representations and Warranties of Emera
SCHEDULE “F”	-	Representations and Warranties of Canadian Utilities
SCHEDULE “G”	-	Representations and Warranties of ATCO
SCHEDULE “H”	-	Representations and Warranties of SpinCo
SCHEDULE “I”	-	Form of Separation Agreement
SCHEDULE “J”	-	Transition Plan

ARTICLE 2

THE ARRANGEMENT AND MEETINGS

2.1       Arrangement

Subject to the terms and conditions of this Agreement, the Parties agree to carry out the Arrangement in accordance with, and subject to the terms and conditions of, this Agreement, the Plan of Arrangement, the Interim Order and the Final Order.

2.2       Interim Order

(a)

As soon as reasonably practicable after the date hereof, but in any event no later than January 7, 2027, subject to the availability of the Court, the Companies will apply to the Court, in a manner acceptable to Emera, acting reasonably, for the Interim Order and thereafter will prepare, file and diligently pursue an application for the Interim Order in cooperation with Emera. Upon receipt of the Interim Order, each of the Parties will promptly carry out the terms of the Interim Order to the extent applicable to it.

(b)	The application for the Interim Order referred to in Section 2.2(a) shall request that the Interim Order provide, among other things:

(i)

for the classes of Persons to whom notice is to be provided in respect of the Continuance, the Arrangement, the ATCO Meeting and the Canadian Utilities Meeting, and for the manner in which such notice is to be provided;

(ii)	for the calling and holding of each of the ATCO Meeting and the Canadian Utilities Meeting;

(iii)

that the requisite approval for the Continuance Resolution to be placed before the ATCO Shareholders at the ATCO Meeting shall be 66 2⁄3% of the votes cast on the Continuance Resolution by ATCO Shareholders present in person (or virtually) or represented by proxy at the ATCO Meeting, with all ATCO Shareholders voting as a single class (and that each ATCO Shareholder is entitled to one vote for each ATCO Share held) (the “ATCO Continuance Required Approval”);

(iv)

that, subject to the approval of the Court, the requisite approval for the ATCO Arrangement Resolution to be placed before the ATCO Securityholders at the ATCO Meeting shall be the affirmative vote of at least:

(A)

66 2⁄3% of the votes cast on the ATCO Arrangement Resolution by ATCO Shareholders present in person (or virtually) or represented by proxy at the ATCO Meeting, with all ATCO Shareholders voting as a single class (and that each ATCO Shareholder is entitled to one vote for each ATCO Share held);

(B)

66 2⁄3% of the votes cast on the ATCO Arrangement Resolution by ATCO Shareholders, holders of ATCO Options and holders of ATCO SARs present in person (or virtually) or represented by proxy at the ATCO Meeting, with all such ATCO securityholders voting as a single class (and that each ATCO Shareholder, holder of ATCO Options and holder of ATCO SARs is entitled to one vote for each ATCO Class I Share, ATCO Option and ATCO SAR, respectively, held);

(C)

if required under Applicable Canadian Securities Laws, a simple majority of the votes cast on the ATCO Arrangement Resolution by holders of ATCO Class I Shares present in person (or virtually) or represented by proxy at the ATCO Meeting, after excluding the votes cast by those Persons whose votes are required to be excluded in accordance with Applicable Canadian Securities Laws (and that each holder of ATCO Class I Shares is entitled to one vote for each ATCO Class I Share held); and

(D)	such other approvals of the ATCO Securityholders at the ATCO Meeting as are required by the TSX under Part VI of the TSX Company Manual,

(collectively with the ATCO Continuance Required Approval, the “ATCO Required Approval”);

(v)

that, subject to the approval of the Court, the requisite approval for the Canadian Utilities Arrangement Resolution to be placed before the Canadian Utilities Securityholders at the Canadian Utilities Meeting shall be:

(A)

66 2⁄3% of the votes cast on the Canadian Utilities Arrangement Resolution by holders of Canadian Utilities Class A Shares present in person (or virtually) or represented by proxy at the Canadian Utilities Meeting (and that each holder of Canadian Utilities Class A Shares is entitled to one vote for each Canadian Utilities Class A Share held);

(B)

66 2⁄3% of the votes cast on the Canadian Utilities Arrangement Resolution by holders of Canadian Utilities Class B Shares present in person (or virtually) or represented by proxy at the Canadian Utilities Meeting (and that each holder of Canadian Utilities Class B Shares is entitled to one vote for each Canadian Utilities Class B Share held);

(C)

66 2⁄3% of the votes cast on the Canadian Utilities Arrangement Resolution by Canadian Utilities Shareholders, holders of Canadian Utilities Options and holders of Canadian Utilities SARs present in person (or virtually) or represented by proxy at the Canadian Utilities Meeting, with all such Canadian Utilities securityholders voting as a single class (and that each Canadian Utilities Shareholder, holder of Canadian Utilities Options and holder of Canadian Utilities SARs is entitled to one vote for each Canadian Utilities Class A Share, Canadian Utilities Option and Canadian Utilities SAR, respectively, held);

(D)

a simple majority of the votes cast on the Canadian Utilities Arrangement Resolution by holders of Canadian Utilities Class A Shares present in person (or virtually) or represented by proxy at the Canadian Utilities Meeting, after excluding the votes cast by those Persons whose votes are required to be excluded in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (and that each holder of Canadian Utilities Class A Shares is entitled to one vote for each Canadian Utilities Class A Share held); and

(E)	such other approvals of the Canadian Utilities Securityholders at the Canadian Utilities Meeting as are required by the TSX under Part VI of the TSX Company Manual,

(collectively, the “Canadian Utilities Required Approval”);

(vi)

for the method and manner in which amendments, revisions or supplements to the Circular (and any other materials sent by ATCO or Canadian Utilities in connection with the ATCO Meeting or the Canadian Utilities Meeting, respectively), including material changes, may be mailed, filed or otherwise publicly disseminated to the ATCO Securityholders or Canadian Utilities Securityholders, as applicable, and such other Persons as may be required by the Interim Order;

(vii)

that, in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of the constating documents of each of ATCO and Canadian Utilities, including quorum requirements and all other matters, shall apply in respect of the ATCO Meeting and the Canadian Utilities Meeting, as applicable;

(viii)	for the grant of Dissent Rights to registered ATCO Shareholders and registered Canadian Utilities Shareholders, as applicable, as set forth in the Plan of Arrangement;

(ix)	that ATCO Shareholders who exercise Dissent Rights in respect of the Continuance Resolution shall not be entitled to exercise Dissent Rights in respect of the ATCO Arrangement Resolution;

(x)

that each of the ATCO Meeting and the Canadian Utilities Meeting may be adjourned or postponed from time to time in accordance with the terms of this Agreement without the need for additional approval of the Court and that notice of such adjournment or postponement may be given by such method as the applicable Party determines is appropriate in the circumstances and that the time period required for any such adjournment or postponement shall be such time period or periods as such applicable Party deems advisable;

(xi)	confirmation of the record date for the purposes of determining the ATCO Securityholders entitled to receive materials and vote at the ATCO Meeting;

(xii)	confirmation of the record date for the purposes of determining the Canadian Utilities Securityholders entitled to receive materials and vote at the Canadian Utilities Meeting;

(xiii)	that such record dates will not change in respect of any adjournment(s) or postponement(s) of the Meetings, unless required by Applicable Laws;

(xiv)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(xv)	for such other matters as the Parties may agree in writing, each acting reasonably.

(c)

In the application referred to in Section 2.2(a), the Parties shall inform the Court that ATCO, SpinCo and Emera intend to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act for the issuance and distribution of the Emera Shares and SpinCo Shares comprising the Consideration, and that, in connection therewith, the Court will be required to approve the substantive and procedural fairness of the terms and conditions of the Arrangement to each Person to whom Emera Shares and/or SpinCo Shares will be issued. Each Person to whom Emera Shares and/or SpinCo Shares will be issued on completion of the Arrangement will be given adequate notice in accordance with the Interim Order advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right.

(d)

On the condition that all necessary approvals for the Transaction Resolutions and the Emera Share Issuance Resolution are obtained from the ATCO Securityholders, the Canadian Utilities Securityholders and the Emera Shareholders, as applicable, the Companies shall, as soon as reasonably practicable following the Meetings but in any event not later than five (5) Business Days after the Transaction Resolutions and the Emera Share Issuance Resolution are duly passed, but in all cases subject to the availability of the Court, in a manner acceptable to Emera, acting reasonably, take all steps reasonably necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA.

2.3     ATCO Board Recommendation

ATCO represents and warrants to Emera that:

(a)

upon, among other things, the advice of its Financial Advisor and legal advisors and the unanimous recommendation of the ATCO Special Committee, the ATCO Board has unanimously (with interested directors abstaining from voting):

(i)	determined that the Continuance, the Arrangement and the entry into of this Agreement are in the best interests of ATCO;

(ii)	determined that the Arrangement is fair to ATCO Shareholders, other than Sentgraf and certain affiliates and other related parties of Sentgraf;

(iii)	approved this Agreement and the transactions contemplated hereby; and

(iv)	resolved to recommend that ATCO Shareholders vote in favour of the Continuance Resolution and that ATCO Securityholders vote in favour of the ATCO Arrangement Resolution

(collectively, the “ATCO Board Recommendation”); and

(b)

the ATCO Board has received the oral ATCO Fairness Opinions, written copies of which will be delivered to the ATCO Board and the ATCO Special Committee, respectively, on or before the date of the Circular.

2.4     Canadian Utilities Board Recommendation

Canadian Utilities represents and warrants to Emera that:

(a)

upon, among other things, the advice of its Financial Advisor and legal advisors and the unanimous recommendation of the Canadian Utilities Special Committee, the Canadian Utilities Board has unanimously (with interested directors abstaining from voting):

(i)	determined that the Arrangement and the entry into of this Agreement are in the best interests of Canadian Utilities;

(ii)	determined that the Arrangement is fair to Canadian Utilities Shareholders, other than ATCO and certain affiliates and other related parties of ATCO;

(iii)	approved this Agreement and the transactions contemplated hereby; and

(iv)	resolved to recommend that Canadian Utilities Securityholders vote in favour of the Canadian Utilities Arrangement Resolution

(collectively, the “Canadian Utilities Board Recommendation”); and

(b)	the Canadian Utilities Board has received the oral Canadian Utilities Fairness Opinion, a written copy of which will be delivered to the Canadian Utilities Board on or before the date of the Circular.

2.5     Emera Board Recommendation

Emera represents and warrants to the Companies and SpinCo that:

(a)	upon, among other things, the advice of its Financial Advisors and legal advisors, the Emera Board has unanimously:

(i)	determined that the Arrangement and the entry into of this Agreement are in the best interests of Emera;

(ii)	approved this Agreement and the transactions contemplated hereby; and

(iii)	resolved to recommend that Emera Shareholders vote in favour of the Emera Share Issuance Resolution

(collectively, the “Emera Board Recommendation”); and

(b)	the Emera Board has received the oral Emera Fairness Opinions, written copies of which will be delivered to the Emera Board on or before the date of the Circular.

2.6        Circular and Meetings

(a)

Following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, each of ATCO, Canadian Utilities and Emera shall, as applicable, and SpinCo shall provide such assistance in connection therewith as is necessary: (i) prepare the Circular, together with any other documents required by Applicable Laws in connection with the Meetings and cause the Circular and such other documents to be mailed or otherwise made available to ATCO Securityholders, Canadian Utilities Securityholders, Emera Shareholders and such other Persons as required by the Interim Order and Applicable Law and filed with applicable securities regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be filed by December 18, 2026 or as soon as reasonably practicable thereafter, and in any event by no later than January 8, 2027; (ii) in the case of ATCO, convene and conduct the ATCO Meeting on February 2, 2027, or as soon as reasonably practicable thereafter, but in any event by no later than February 9, 2027, at which ATCO Meeting the Continuance Resolution shall be submitted to the ATCO Shareholders and the ATCO Arrangement Resolution shall be submitted to the ATCO Securityholders entitled to vote thereon; (iii) in the case of Canadian Utilities, convene and conduct the Canadian Utilities Meeting on February 2, 2027, or as soon as reasonably practicable thereafter, but in any event by no later than February 9, 2027, at which Canadian Utilities Meeting the Canadian Utilities Arrangement Resolution shall be submitted to the Canadian Utilities Securityholders entitled to vote thereon; and (iv) in the case of Emera, convene and conduct the Emera Meeting on February 2, 2027, or as soon as reasonably practicable thereafter, but in any event by no later than February 9, 2027, at which Emera Meeting the Emera Share Issuance Resolution shall be submitted to the Emera Shareholders entitled to vote thereon.

(b)

No Party shall adjourn, postpone or cancel its Meeting (or propose the same) without the prior written consent of the Other Parties, such consent not to be unreasonably withheld, conditioned or delayed, except:

(i)

in the case where the applicable Meeting is adjourned or postponed (but not cancelled) as required for quorum purposes, in which case, such Meeting shall be held within ten (10) Business Days of the date then scheduled for such Meeting;

(ii)

with the prior consent of Emera, not to be unreasonably withheld, conditioned or delayed, for the purpose of attempting to obtain the ATCO Required Approval or Canadian Utilities Required Approval, as applicable, in which case, the applicable Meeting shall be held within ten (10) Business Days of the date then scheduled for such Meeting and provided that Canadian Utilities and ATCO may each only request two such adjournments or postponements;

(iii)

with the prior consent of the Companies, not to be unreasonably withheld, conditioned or delayed, for the purpose of attempting to obtain the requisite approvals for the Emera Share Issuance Resolution, in which case, such Meeting shall be held within ten (10) Business Days of the date then scheduled for such Meeting and provided that Emera may only request two such adjournments or postponements;

(iv)	where an adjournment or postponement of the applicable Meeting is required or permitted pursuant to Section 6.4(b) or Section 7.1(d) of this Agreement; or

(v)	if required by Applicable Laws or by a Governmental Authority.

(c)

Each Party shall, with assistance from, and participation of, the Other Parties, cause the Circular to be prepared in compliance, in all material respects, with Applicable Canadian Securities Laws, Applicable U.S. Securities Laws, the ABCA, the CBCA and the NSCA, as applicable, and to provide the ATCO Securityholders, Canadian Utilities Securityholders and Emera Shareholders, respectively, with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be considered at the applicable Meeting, and shall include or incorporate by reference (i) the ATCO Information and the SpinCo Information; (ii) the Canadian Utilities Information; (iii) a copy of the ATCO Fairness Opinions; (iv) a copy of the Canadian Utilities Fairness Opinion; (v) subject to the terms of this Agreement, the ATCO Board Recommendation and Canadian Utilities Board Recommendation; (vi) the Emera Information; (vii) the Emera Board Recommendation; (viii) a copy of the Emera Fairness Opinions; (ix) a summary of the terms of the ATCO Support Agreements, the Canadian Utilities Support Agreements and the Emera Support Agreements; (x) a copy, and summary of the terms and conditions, of this Agreement, the Plan of Arrangement and the Separation Agreement; (xi) details of the composition of the Emera Board following the Effective Time as agreed to by the Parties in accordance with Section 2.10; and (xii) a copy of the Interim Order.

(d)

Emera shall, in a timely manner, provide ATCO and Canadian Utilities with the Emera Information, and such other information relating to Emera as ATCO or Canadian Utilities may reasonably request for inclusion in the Circular, so as to permit compliance with the timeline set out in Section 2.6(a).

(e)

The Companies shall, in a timely manner, provide Emera with the ATCO Information, the SpinCo Information and the Canadian Utilities Information, as applicable, and such other information relating to the Companies and SpinCo as Emera may reasonably request for inclusion in the Circular, so as to permit compliance with the timeline set out in Section 2.6(a).

(f)

The Parties shall, subject to compliance with Applicable Canadian Securities Laws, incorporate the ATCO Information, the Canadian Utilities Information, the SpinCo Information and the Emera Information into the Circular, in each case, substantially in the form provided by the applicable Party and each Party shall provide the Other Parties and their Representatives with an opportunity to review and comment on the Circular and any other relevant documentation and shall give due consideration to all comments made by the Other Parties and their Representatives (subject to any Applicable Laws). The Circular shall be in form and content satisfactory to ATCO, Canadian Utilities and Emera, each acting reasonably, and shall comply, in all material respects, with Applicable Canadian Securities Laws, Applicable U.S. Securities Laws, the ABCA, the CBCA and the NSCA.

(g)

ATCO shall use its reasonable commercial efforts to ensure that the ATCO Information and the SpinCo Information included in the Circular does not, at the time of the mailing of the Circular, contain any misrepresentation.

(h)

Canadian Utilities shall use its reasonable commercial efforts to ensure that the Canadian Utilities Information included in the Circular does not, at the time of the mailing of the Circular, contain any misrepresentation.

(i)	Emera shall use its reasonable commercial efforts to ensure that the Emera Information included in the Circular does not, at the time of the mailing of the Circular, contain any misrepresentation.

(j)

Each Party shall promptly notify the Other Parties if it becomes aware that the Circular contains a misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as is required or appropriate, and ATCO, Canadian Utilities and Emera shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the ATCO Securityholders, Canadian Utilities Securityholders and Emera Shareholders and such other Persons if and to the extent required by the Interim Order or Applicable Law and, if required by the Court or by Applicable Laws, file the same with the applicable securities regulatory authorities and other Governmental Authorities as required.

(k)	The Parties shall use commercially reasonable efforts to schedule and convene the Meetings on the same date.

(l)

The Parties shall consult with each other in fixing the record dates of the Meetings and shall not change such record dates in connection with any adjournment or postponement of the Meetings, unless required by Applicable Law or with the prior written consent of the Other Parties.

(m)	Each Party shall provide notice to the Other Parties of its Meeting and allow the Other Parties and their respective Representatives to attend such Meeting.

(n)

Notwithstanding the receipt by a Party of a Superior Proposal in accordance with Section 7.1 and regardless of whether the ATCO Board, Canadian Utilities Board, or Emera Board, as applicable, has withdrawn, modified, qualified or changed any of its recommendations or determinations referred to in Section 2.3, 2.4, or 2.5, as applicable, or entered into a Permitted Acquisition Agreement, unless otherwise agreed to in writing by the Other Parties or this Agreement is terminated in accordance with its terms and except as required by Applicable Law or by a Governmental Authority, the Party or Parties receiving such Superior Proposal shall continue to take all steps reasonably necessary to hold its Meeting and to cause, in the case of ATCO, the ATCO Arrangement Resolution and the Continuance Resolution, in the case of Canadian Utilities, the Canadian Utilities Arrangement Resolution, and, in the case of Emera, the Emera Share Issuance Resolution, to be voted on at such Meeting and shall not propose to adjourn or postpone such Meeting other than as contemplated by Section 2.6(b).

(o)

Each Party shall advise the Other Parties, as the Other Parties may reasonably request, and on a daily basis on each of the last ten (10) Business Days prior to the proxy cut-off date for the applicable Meeting, as to the aggregate tally of the proxies received thereby in respect of the Transaction Resolutions or the Emera Share Issuance Resolution, as applicable, and any other matters to be considered at the applicable Meeting.

2.7        Court Proceedings

In connection with the Court proceedings relating to obtaining the Interim Order and the Final Order, ATCO and Canadian Utilities shall:

(a)

provide Emera and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, prior to the filing of that material, and give reasonable and due consideration to all comments of Emera and its legal counsel;

(b)

provide Emera and its legal counsel, on a timely basis, with a description of any information required to be supplied by Emera for inclusion in any material to be filed with the Court in connection with the Arrangement, prior to the filing of that material, and accept the reasonable comments of Emera and its legal counsel with respect to any such information required to be supplied by Emera and included in such material and any other matters contained therein;

(c)

provide notice to the Director of the application for the Interim Order and Final Order pursuant to Section 192(5) of the CBCA, and promptly inform Emera of any communications provided by the Director in respect of the applications;

(d)

provide counsel to Emera, on a timely basis, with copies of any notice of appearance and evidence served on either ATCO or Canadian Utilities or their counsel in respect of the application for the Interim Order and the application for the Final Order or any appeal therefrom, and of any notice (written or oral) received by either ATCO or Canadian Utilities indicating an intention to appear or oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order;

(e)

not object to legal counsel to Emera making such submissions on the application for the Interim Order and the application for the Final Order as such legal counsel considers appropriate, acting reasonably, provided that each of ATCO and Canadian Utilities is advised of the nature of any submissions prior to the hearing and such submissions are consistent, in all material respects, with this Agreement and the terms of the Arrangement;

(f)

subject to Applicable Laws, not file any material with, or make any written submissions to, the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served, except as contemplated hereby or with Emera’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, on the condition that nothing herein shall require Emera to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases Emera’s obligations, or diminishes or limits Emera’s rights, set forth in any such filed or served materials or under this Agreement;

(g)

oppose any proposal from any Person that the Interim Order or the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Interim Order or the Final Order or by Applicable Law to return to the Court with respect to the Interim Order or the Final Order, do so only after notice to, and in consultation and cooperation with, Emera; and

(h)

if at any time after the issuance of the Final Order and prior to the Effective Date, either or both of ATCO and Canadian Utilities is required by the terms of the Final Order or by Applicable Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation with, Emera.

2.8        Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective as of the Effective Time. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur no later than five (5) Business Days following the satisfaction or waiver, where applicable, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied prior to the Effective Time, subject to the satisfaction or, where applicable, waiver of those conditions as of the Effective Time) and, in any event, not later than the Outside Date, unless otherwise agreed to by the Parties in writing.

2.9        Payment of Consideration

Emera shall, following receipt of the Final Order and prior to the time at which the Articles of Arrangement are filed with the Director, provide, or cause to be provided to the Depositary sufficient Emera Shares (or an irrevocable direction to issue such Emera Shares in accordance with the Plan of Arrangement upon filing of the Articles of Arrangement) to be held in escrow (the terms and conditions of such escrow to be satisfactory to Emera, ATCO and Canadian Utilities, each acting reasonably) to satisfy the aggregate Emera Shares comprising the Consideration payable to the ATCO Shareholders and Canadian Utilities Shareholders, respectively, in accordance with the Plan of Arrangement (other than, for greater certainty, Consideration for ATCO Shareholders and Canadian Utilities Shareholders that have validly exercised Dissent Rights).

2.10        Post-Closing Governance and Management

(a)	The Parties agree that:

(i)

following the Effective Date, the head office and principal executive offices of Emera shall remain in Halifax, Nova Scotia and that Canadian Utilities’ corporate and operational headquarters shall be maintained in Calgary, Alberta, Edmonton, Alberta and Perth, Australia;

(ii)

on the Effective Date, the Emera Board shall consist of thirteen members, six of whom shall be individuals proposed by the Companies and approved by Emera, such approval not to be unreasonably withheld (the “Company Designees”);

(iii)

on the Effective Date, Nancy Southern shall be appointed as Co-Chair of the Emera Board, with such responsibilities as are set forth in the Emera Disclosure Letter, and shall continue to hold such position until the conclusion of the 2029 annual general meeting of Emera Shareholders (the “Co-Chair Term”), subject to her re-election to the Emera Board by Emera Shareholders at each applicable annual meeting thereof; provided, however, that if, during such period, Nancy Southern is no longer able to serve, or determines not to serve, as a director on the Emera Board: (A) she shall be entitled to designate her replacement on the Emera Board and to select, from among the members of the Emera Board as so reconstituted, the individual who shall serve as Co-Chair for the remainder of the Co-Chair Term subject to the approval of Emera, such approval not to be unreasonably withheld; or (B) if she is unable to make such designation and selection, a majority of the Company Designees shall be entitled to do so, subject to the approval of Emera, such approval not to be unreasonably withheld;

(iv)	following the Effective Date, Emera shall manage, oversee and direct the operations and affairs of Emera in Alberta through CUI;

(v)	prior to the Effective Date, the members of the board of directors of CUI that will be appointed at the Effective Time shall be determined by mutual agreement of the Parties;

(vi)	on the Effective Date, Nancy Southern shall be appointed as Vice-Chair of CUI and that she shall continue to hold such position for a period of not less than two years following the Effective Date;

(vii)	Bob Myles will continue as the Chief Executive Officer of Canadian Utilities and, on the Effective Date, will join the Emera executive leadership team in that capacity;

(viii)	on the Effective Date, Becky Penrice shall be appointed as Emera’s Executive Vice President, Corporate Transformation and Integration; and

(ix)

following the Effective Date, Emera shall give due consideration to the appointment of Canadian Utilities Employees and ATCO Employees to executive officer and other senior leadership roles at Emera, with all such positions being filled on a “most qualified” basis.

2.11     Employee Matters

(a)

From and after the Effective Time, except as otherwise set forth in the Employee Matters Agreement, Emera and any successor to Emera shall honour, comply and perform or cause the Companies, or any successors thereto, to perform, all obligations of the Companies under all employment agreements (including the Company Executive Employment Agreements), change of control agreements, severance agreements and other agreements or arrangements with current or former Company Employees, in each case, in accordance with Section 2.11(c), and will give due consideration to the continued employment of all Company Employees (for greater certainty, other than the SpinCo Employees).

(b)

Prior to the Effective Time, each Company shall use commercially reasonable efforts to obtain resignations and mutual releases (the “Resignations and Mutual Releases”) (in each case, in a form satisfactory to Emera, the applicable Company, and such resigning individual, each acting reasonably), effective and conditional upon the completion of the Arrangement, from the Non-Continuing Directors and Non-Continuing Officers and shall deliver such Resignations and Mutual Releases to Emera on or prior to the Effective Date. Except as otherwise set forth in the Employee Matters Agreement, each Non-Continuing Officer that executes a Resignation and Mutual Release shall, on the Effective Date: (i) be paid their full termination entitlements under the terms of their employment with the applicable member of the applicable Company Group (including, where applicable, the terms of their Company Executive Employment Agreement); and (ii) have their Company Incentives, as applicable, treated in accordance with Section 2.13.

(c)

Following the Effective Date, Emera may identify Company Employees and Independent Contractors whose employment or engagement, as applicable, will be terminated by Emera. In exchange for a customary and reasonable release of claims, in form and substance satisfactory to Emera, acting reasonably, Emera will pay such Company Employees and Independent Contractors all accrued but unpaid wages, contractor fees, vacation pay and reimbursable expenses, as applicable, and, in respect of Company Employees, severance payments and other entitlements calculated using the formula set out in the applicable Company Disclosure Letter, in each case, without duplication, together with any amounts or entitlements that may become payable as outlined in Section 2.11(d) below.

(d)	Notwithstanding Section 2.11(c) above, on the Effective Date:

(i)

each Canadian Utilities Employee shall be entitled to and shall receive, from or on behalf of Canadian Utilities: (A) their full entitlement in respect of their ATCO Incentives and Canadian Utilities Incentives, as applicable, as provided for in Section 2.13; and (B) the payments and entitlements determined in accordance with the Canadian Utilities Disclosure Letter;

(ii)	each ATCO Employee shall be entitled to and shall receive, from or on behalf of ATCO: (A) their full entitlement in respect of their respective ATCO Incentives as provided for in Section 2.13; and (B) the payments and entitlements set forth in the ATCO Disclosure Letter; and

(iii)	each Independent Contractor shall be entitled to and shall receive the payments and entitlements set forth in the applicable Company Disclosure Letter.

(e)

The Parties acknowledge and agree that no provision of this Section 2.11 shall give any Company Employee any right to continued employment or impair in any way the rights of the applicable Company or, following the Effective Date, Emera, to terminate the employment of any Company Employee.

2.12     SpinCo Employees

ATCO shall use commercially reasonable efforts to cause the employees listed in the ATCO Disclosure Letter (as such list may be supplemented or amended from time to time prior to the Effective Time as mutually agreed by ATCO and Emera, each acting reasonably) to accept, effective as of the Effective Time and contingent upon the completion of the Arrangement, offers of employment with SpinCo on the proposed terms set forth in the ATCO Disclosure Letter (those employees who have accepted such offer as of the Effective Time, the “SpinCo Employees”).

2.13     Treatment of Incentives

(a)

The particulars of the Company Incentives outstanding as at the Agreement Date are set forth in the Company Disclosure Letters, including the names of holders of such Company Incentives and the number and type of Company Incentives held by each such holder, and in respect of each such holder and such holder’s Company Incentives: (i) the grant date(s); (ii) the expiry date(s); (iii) the vesting date(s); (iv) in the case of the ATCO Options and Canadian Utilities Options, the exercise price; and (v) in the case of the ATCO SARs and Canadian Utilities SARs, the base value of such rights.

(b)

The Parties acknowledge that: (i) the completion of the Arrangement will result in a “Change of Control” under the ATCO Incentive Plans; and (ii) the Canadian Utilities Board has determined that, in the exercise of its discretion under the Canadian Utilities Incentive Plans, the completion of the Arrangement will result in a “Change of Control” under the Canadian Utilities Incentive Plans.

(c)	Effective and conditional upon the completion of the Arrangement:

(i)

in respect of all ATCO RSUs, Canadian Utilities RSUs, ATCO Phantom Options and Canadian Utilities Phantom Options outstanding at the Effective Time, in accordance with the terms and conditions of the applicable ATCO Incentive Plans and Canadian Utilities Incentive Plans:

(A)	all unvested ATCO RSUs and ATCO Phantom Options shall vest on the Effective Date;

(B)	ATCO shall pay, or cause to be paid, to each holder of ATCO RSUs an amount in cash determined in accordance with the ATCO RSU Plan, less applicable Taxes;

(C)	ATCO shall pay, or cause to be paid, to each holder of ATCO Phantom Options an amount in cash determined in accordance with the ATCO Phantom Option Plan, less applicable Taxes;

(D)	all unvested Canadian Utilities RSUs and Canadian Utilities Phantom Options shall vest on the Effective Date;

(E)	Canadian Utilities shall pay, or cause to be paid, to each holder of Canadian Utilities RSUs an amount in cash determined in accordance with the Canadian Utilities RSU Plan, less applicable Taxes;

(F)

Canadian Utilities shall pay, or cause to be paid, to each holder of Canadian Utilities Phantom Options an amount in cash determined in accordance with the Canadian Utilities Phantom Option Plan, less applicable Taxes; and

(G)	the ATCO RSU Plan, the Canadian Utilities RSU Plan, the ATCO Phantom Option Plan, and the Canadian Utilities Phantom Option Plan shall be terminated and be of no further force or effect; and

(ii)	all ATCO Options, Canadian Utilities Options, ATCO SARs and Canadian Utilities SARs outstanding at the Effective Time shall be treated in accordance with the Plan of Arrangement.

(d)

The Parties acknowledge and agree that, in respect of each ATCO Option and Canadian Utilities Option of which the holder would be entitled to a deduction under paragraph 110(1)(d) of the Tax Act if that paragraph were read without reference to subparagraph 110(1)(d)(i) (collectively, “Eligible Options”), ATCO or Canadian Utilities, as applicable (being, in respect of an Eligible Option, the particular qualifying person within the meaning of the Tax Act that agreed to sell or issue the security under the applicable option agreement, the “Electing Entity”), will:

(i)

elect under subsection 110(1.1) of the Tax Act, in prescribed form (or, if there is no prescribed form, in such manner as is acceptable to the Canada Revenue Agency), that neither the Electing Entity nor any person not dealing at arm’s length with the Electing Entity (within the meaning of the Tax Act) will deduct, in computing its income for a taxation year, any amount (other than a designated amount described in subsection 110(1.2) of the Tax Act) in respect of the payment made to or for the benefit of the holder of such Eligible Option for the holder’s transfer and disposition, pursuant to the Plan of Arrangement, of the holder’s rights under the applicable option agreement;

(ii)	file such election with the Minister of National Revenue; and

(iii)

provide the holder of such Eligible Option (or, if the holder is deceased, the graduated rate estate of the holder) with evidence in writing of such election no later than the last day of February of the calendar year immediately following the calendar year in which the Effective Date occurs.

(e)

No election will be made under subsection 110(1.1) of the Tax Act in respect of any ATCO Option or Canadian Utilities Option the security under which is a non-qualified security (within the meaning of the Tax Act).

(f)

Each Company will ensure that it has available funds, at the Effective Time, sufficient to make the payments described in this Section 2.13. Prior to the Effective Date, the ATCO Board and the Canadian Utilities Board (or, if appropriate, any committee thereof), respectively, will adopt appropriate resolutions and take all other actions in accordance with the terms and conditions of the ATCO Incentive Plans and the Canadian Utilities Incentive Plans, respectively, as may be reasonably required, as determined by such boards of directors, in order to give effect to the transactions set out in this Section 2.13, including any amendment to any of the ATCO Incentive Plans or Canadian Utilities Incentive Plans that is required in connection therewith, provided that such actions, including any amendment to any of the ATCO Incentive Plans or Canadian Utilities Incentive Plans shall be subject to the prior written consent of Emera (not to be unreasonably withheld).

2.14     Applicable U.S. Securities Laws

The Arrangement shall be structured and executed such that, assuming the Court considers the procedural and substantive fairness of the terms and conditions of the Arrangement to each Person to whom Emera Shares and/or SpinCo Shares will be issued and grants the Final Order, the issuance of the Emera Shares to ATCO Shareholders and Canadian Utilities Shareholders under the Arrangement, and the issuance and distribution of SpinCo Shares to ATCO Shareholders under the Arrangement will not require registration under the U.S. Securities Act, in reliance upon Section 3(a)(10) thereof. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set out in this Section 2.14. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will constitute an arrangement of both ATCO and Canadian Utilities and will be subject to the approval of the Court;

(b)

the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement, prior to the hearing required to approve the Interim Order;

(c)

the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to those Persons to whom Emera Shares and/or SpinCo Shares will be issued pursuant to the Arrangement;

(d)

each Person entitled to receive Emera Shares and/or SpinCo Shares pursuant to the Arrangement will be given adequate notice by way of disclosure in the Circular advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)

each Person entitled to receive Emera Shares and/or SpinCo Shares pursuant to the Arrangement will be advised by way of disclosure in the Circular that the Emera Shares and SpinCo Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f)

the Final Order approving the Arrangement that is obtained from the Court will expressly acknowledge that the Arrangement is procedurally and substantively fair to those Persons to whom Emera Shares and/or SpinCo Shares will be issued pursuant to the Arrangement;

(g)

the Interim Order approving the calling and the holding of the ATCO Meeting and the Canadian Utilities Meeting will specify that each ATCO Securityholder and Canadian Utilities Securityholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within the time prescribed by the Interim Order;

(h)

the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement to the ATCO Securityholders and Canadian Utilities Securityholders; and

(i)

the Final Order shall include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by such Act, regarding the distribution of securities of Emera and SpinCo, pursuant to the Arrangement.”

2.15     Spin-Out Transaction and Spin-Out Matters

(a)

On the Effective Date, provided that the conditions set forth in Article 6 have been satisfied or waived by the applicable Parties by the Effective Time, ATCO and SpinCo shall enter into the Separation Agreement, the applicable Parties will enter into the Transition Services Agreement, the IP Matters Agreement and the Employee Matters Agreement, each of which shall become effective and binding on the Parties thereto in accordance with the Plan of Arrangement, and ATCO and SpinCo shall complete the Spin-Out Transaction in accordance with the Separation Agreement, the Plan of Arrangement, the Transition Services Agreement, the Employee Matters Agreement and the IP Matters Agreement.

(b)

After the Agreement Date and until the Effective Time, the Parties shall take those actions reasonably required to implement the transition plan attached as Schedule “J” hereto in connection with the separation of the SpinCo Assets and the SpinCo Liabilities, and the businesses, operations and undertakings associated therewith, from the ATCO Group and the Canadian Utilities Group, in order to effect the Spin-Out Transaction and separation of the Spun-Out Business from the Canadian Utilities Group (the “Transition Plan”).

(c)

Upon finalization of the Reorganization Steps in accordance with the Transition Plan, the Parties shall cooperate to give effect to each step of the Reorganization Steps at the time contemplated thereby, and shall complete the Reorganization at or prior to the Effective Time in accordance with the Reorganization Steps.

(d)

The Parties shall cooperate, and shall cause each of their respective affiliates to cooperate, promptly and in good faith to prepare and negotiate such documents and perform such other acts as are reasonably necessary or desirable to give full effect to the Reorganization Steps.

(e)

After the Agreement Date and until the Effective Time, in connection with and in the manner set forth in the Transition Plan, the Parties shall, among those other matters set forth in the Transition Plan:

(i)	establish the transition steering committee;

(ii)	facilitate the separation of the SpinCo Assets and the SpinCo Liabilities from the ATCO Group and the Canadian Utilities Group, in a timely, efficient and orderly manner;

(iii)	prepare, amend, supplement, refine or otherwise update the schedules to the Separation Agreement, the Transition Services Agreement, the Employee Matters Agreement and the IP Matters Agreement;

(iv)	take those actions with respect to employment and benefits matters required to give effect to the terms of the Employee Matters Agreement as of the Effective Date; and

(v)

otherwise identify and finalize all outstanding items required in connection with the Transition Plan, the Separation Agreement, the Transition Services Agreement, the IP Matters Agreement and the Employee Matters Agreement.

(f)	The Parties will reasonably cooperate for the purposes of:

(i)	obtaining and maintaining all necessary waivers, consents, permits, exemptions, Orders, agreements, amendments, authorizations, acknowledgements, confirmations and approvals; and

(ii)	giving all necessary notices and making all necessary filings, in each case, required to be obtained from or given to or filed with any Person,

in connection with the implementation of the Spin-Out Transaction in accordance with the Transition Plan; provided that the Parties shall not be required to, and shall not, without the prior written consent of the Other Parties (such consent not to be unreasonably withheld, conditioned or delayed), pay or commit to pay to such Person whose approval or consent is being solicited, any material amount of cash or other consideration, or make any material commitment or incur any material liability or other material obligation due to such Person to the extent that such payments are not provided for in a Contract with such Person. Notwithstanding the foregoing, the terms of this Section 2.15(f) shall not apply with respect to the Key Regulatory Approvals.

(g)

ATCO and SpinCo shall take all necessary actions to ensure that the distribution of the SpinCo Shares to the ATCO Shareholders is completed in accordance with Applicable Canadian Securities Laws and Applicable U.S. Securities Laws.

2.16     Income Tax Matters and Withholding Obligations

ATCO, Canadian Utilities, Emera, SpinCo and the Depositary shall be entitled to deduct or withhold from any amounts payable (including from any shares issuable or transferable) to any Person pursuant to the Arrangement (including in connection with any amount payable, or any shares issuable or transferable, pursuant to any Company Incentives), such amounts as ATCO, Canadian Utilities, Emera, SpinCo or the Depositary reasonably determines it is required to deduct or withhold with respect to such payment, issuance or transfer, as the case may be, under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign Applicable Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to such Person in respect of whom such deduction or withholding was made; provided ATCO, Canadian Utilities, Emera, SpinCo or the Depositary, as applicable, shall use commercially reasonable efforts to timely remit any such deducted or withheld amounts (or net proceeds therefrom) to the appropriate Governmental Authority. Any of ATCO, Canadian Utilities, Emera, SpinCo or the Depositary is hereby authorized to sell or otherwise dispose of any shares issuable or transferable pursuant to the Arrangement or any Company Incentive as is necessary to provide sufficient funds to ATCO, Canadian Utilities, Emera, SpinCo or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of ATCO, Canadian Utilities, Emera, SpinCo or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and ATCO, Canadian Utilities, Emera, SpinCo or the Depositary, as applicable, shall use commercially reasonable efforts to notify the holder thereof and remit to the appropriate authority, or remaining balance to the holder thereof, as applicable, any unapplied balance of the net proceeds of such sale.

ARTICLE 3

COVENANTS AND ADDITIONAL AGREEMENTS

3.1        Conduct of Business of Emera

From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement), as otherwise required by Applicable Laws, or with the prior written consent of the Companies (such consent not to be unreasonably withheld, conditioned or delayed):

(a)

Emera shall, and shall cause each other member of the Emera Group to, conduct its business only in, and not take any action except in the ordinary course of business, and use all reasonable commercial efforts to maintain and preserve, in all material respects, its business organization, assets, government authorizations and permits, employees and advantageous business relationships;

(b)

except as disclosed in the Emera Disclosure Letter, Emera shall not, and shall not permit any other member of the Emera Group to, directly or indirectly: (i) amend its constating documents; (ii) amend its existing accounting policies, practices, methods or principles or adopt new accounting principles, in each case, except as required by U.S. GAAP; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any equity securities of a subsidiary of Emera, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any such equity securities, other than to another member of the Emera Group or a pledge of equity securities of a subsidiary of Emera in the ordinary course of business in respect of financing activities permitted by this Agreement; (iv) split, consolidate, redeem, purchase or otherwise acquire any shares in its capitalization; (v) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Emera or a subsidiary of Emera; (vi) merge, consolidate, amalgamate, arrange or reorganize Emera or a subsidiary of Emera, other than transactions solely involving only wholly-owned subsidiaries of Emera; (vii) other than regular quarterly dividends to Emera Shareholders and holders of Bahamas DRs and Barbados DRs, in each case, in an amount consistent with past practice, dividends to holders of Emera Preferred Shares in accordance with their terms, and other than to another member of the Emera Group, declare, set aside, or pay any dividends or other distribution or payment in cash, shares or property to its securityholders; or (viii) enter into, modify or terminate any Contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)

other than Emera Shares issuable pursuant to the terms of Emera Incentives outstanding on the Agreement Date or thereafter granted in the ordinary course of business and in amounts consistent with past practice, Emera Shares issued pursuant to the Emera DRIP, Emera Shares issued pursuant to the Emera ESPP, and Emera Shares issued pursuant to the Emera ATM Program, in the amount set forth in the Emera Capital Forecast, Emera shall not issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Emera Shares or any other equity securities of Emera, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Emera Shares or any other equity securities of Emera;

(d)

except as disclosed in the Emera Disclosure Letter or otherwise solely involving members of the Emera Group, Emera shall not, and shall not permit any other member of the Emera Group to, directly or indirectly: (i) sell, pledge, dispose of, license or Encumber (other than Permitted Encumbrances) any assets of the Emera Group with a value, individually or in the aggregate, exceeding [limit redacted]; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership, joint venture or other business organization or division thereof or make any investment, either by purchase of shares or securities, make any contributions of capital or purchase any property or assets of any other individual or entity: (A) with a value, individually or in the aggregate, exceeding [limit redacted]; or (B) that would reasonably be expected to prevent, materially impede or materially delay the receipt of the Key Regulatory Approvals; (iii) incur any indebtedness for borrowed money or any other liability or obligation, or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person, or make any loans or advances, except: (A) to the extent that the aggregate principal amount of such debt securities, obligations, loans and advances does not exceed [limit redacted]; or (B) in the ordinary course of business for refinancing existing debt on commercially reasonable terms, given market conditions at the applicable time, provided that such debt so renewed or refinanced shall not exceed the outstanding amount of debt at the time of such renewal or refinancing; (iv) settle, pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of Emera, other than: (A) the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Emera Financial Statements; and (B) liabilities incurred in the ordinary course of business; (v) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of Emera; (vi) waive, release, grant or transfer any rights of material value or modify, terminate or change, in any material respect, any existing license, lease, Contract or other document which is material to the business of Emera (provided that Emera and any other member of the Emera Group may in the ordinary course of business negotiate, in good faith, and enter into, supersede, extend, modify, terminate or change any Contract which is material to the business of Emera and which has expired, or is within six (6) months of expiring, provided further that Emera agrees to reasonably consult with the Companies and in good faith consider the Companies’ opinions with respect to the aforementioned matters); (vii) enter into, amend or terminate any Hedging Transaction, other than a Hedging Transaction entered into, amended or terminated in the ordinary course of business; (viii) endorse or enter into, or materially change, amend or modify any material Contract, arrangement or undertaking with any Person in which a member of the Emera Group holds a direct or indirect equity interest; or (ix) authorize or propose any of the foregoing, or enter into or modify any Contract, agreement, commitment or arrangement to do any of the foregoing;

(e)

except as contemplated by the Emera Capital Forecast, and except for commodities contracts entered into in the ordinary course of business, Emera shall not, and shall not permit any other member of the Emera Group to, enter into any Contract which individually could require payments by any member of the Emera Group of more than [limit redacted] annually or that, when aggregated together with other such Contracts entered into after the Agreement Date, would require payments by any member of the Emera Group (taken as a whole) of more than [limit redacted] annually;

(f)

except as disclosed in the Emera Disclosure Letter, as contemplated by the Emera Capital Forecast (plus an aggregate [amount redacted] variance per calendar year to the Emera Capital Forecast), or as may be necessary in situations of emergency to preserve life, property or the Environment, Emera shall not, and shall not permit any other member of the Emera Group to, incur, or commit to incur prior to the Effective Date, capital expenditures individually or in the aggregate exceeding [limit redacted];

(g)

except as otherwise disclosed in the Emera Disclosure Letter, Emera shall not, and shall not permit any other member of the Emera Group to: (i) grant any general salary increases; or (ii) make any loan to any officer or director;

(h)

except in the ordinary course of business or as disclosed in the Emera Disclosure Letter, Emera shall not, and shall not permit any other member of the Emera Group to, adopt or amend, in any material respect, or make any material contribution to, any bonus, profit sharing, option, pension, retirement, benefit, deferred compensation, insurance, retention, incentive compensation or other compensation or similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with non-discretionary requirements of pre-existing plans or take any action to amend, in any material respect, or accelerate the vesting or lapsing of restrictions or payment, fund or in any other way secure the payment of material compensation or benefits under its employee plans, except as required pursuant to the provisions of any such plan;

(i)

except as otherwise disclosed in the Emera Disclosure Letter, Emera shall not, and shall not permit any other member of the Emera Group to, waive the confidentiality, non-disclosure or other restrictive covenant obligations of any employee, independent contractor or consultant of the Emera Group;

(j)

except as disclosed in the Emera Disclosure Letter, Emera shall not, nor shall it permit any other member of the Emera Group to, initiate any Proceeding outside the ordinary course of business or waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceedings except solely for monetary payments payable by Emera or any subsidiary of Emera of no more than [limit redacted] individually or [limit redacted] in the aggregate and on a basis that would not prevent or materially delay consummation of the Arrangement;

(k)

Emera shall, and shall cause each other member of the Emera Group to, use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current material insurance (or re-insurance) policies, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(l)

Emera shall maintain a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and will otherwise comply with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, except where the failure to maintain such a system would not materially affect the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP;

(m)

Emera shall, and shall cause each other member of the Emera Group to, continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons (including all Persons who are non-residents of Canada for the purposes of the Tax Act), all material amounts that are required to be so withheld by any Applicable Laws and Emera shall, and shall cause each other member of the Emera Group to, remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;

(n)	Emera shall, and shall cause each other member of the Emera Group to: (i) duly, and on a timely basis, file all material Returns required to be filed by it on or before the Effective Date and all such Returns will be true, complete and correct in all material respects; (ii) timely pay all material Taxes which are due and payable by it on or before the Effective Date (whether or not reflected on any Return), except any amounts not required to be paid because the Tax is or will be validly contested in good faith through appropriate proceedings and for which adequate reserves in respect thereof have been established on the financial statements of Emera or a subsidiary of Emera in accordance with U.S. GAAP; (iii) not make, rescind or revoke any material express or deemed election relating to Taxes in a manner inconsistent with past practices, file any material amended Returns or make any material Tax filings outside the ordinary course of business, except as required by Applicable Law; (iv) not make a request for a Tax ruling with any Governmental Authority with respect to any material Taxes; (v) not agree to any extension of time for the filing of any material Returns (except for automatic extensions not requiring the consent of the relevant Governmental Authority) or with respect to the assessment or reassessment of material Taxes (other than in the ordinary course of business); (vi) except as otherwise disclosed in the Emera Disclosure Letter, not enter into a settlement agreement or settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes in respect of any matter where the aggregate amount of Tax exceeds [limit redacted]; (vii) not change, in any material respect, any of its methods, principles, policies or practices of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its income tax Returns for the taxation year ending December 31, 2025; (viii) except as disclosed in the Emera Disclosure Letter, not enter into any Tax sharing, Tax allocation, Tax indemnification agreement or similar Tax arrangement, understanding or agreement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes); and (ix) properly reserve (and reflect such reserves in its books and records and financial statements) in a manner consistent with past practice, and in accordance with U.S. GAAP and Applicable Law, for all material Taxes accruing in respect of any member of the Emera Group which are not due or payable prior to the Effective Date; and

(o)

Emera shall not, nor shall it permit any other member of the Emera Group to, agree, resolve or commit to do anything that it is prohibited from doing under the foregoing provisions of this Section 3.1.

Nothing in this Agreement is intended to, or shall result in either Company exercising influence over the operations of Emera. For greater certainty, prior to the Effective Date, Emera will exercise, consistent with the terms of this Agreement, complete control and supervision over the Emera Group’s operations.

3.2        Conduct of Business of the Companies

From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement and the Separation Agreement), as otherwise required by Applicable Laws, or with the prior written consent of Emera (such consent not to be unreasonably withheld, conditioned or delayed):

(a)

except as disclosed in the Canadian Utilities Disclosure Letter, each Company shall, and shall cause each other member of the applicable Company Group to, conduct its business only in, and not take any action except in the ordinary course of business, and use all reasonable commercial efforts to maintain and preserve, in all material respects, its business organization, assets, government authorizations and permits, employees and advantageous business relationships;

(b)

except as disclosed in the Canadian Utilities Disclosure Letter, neither Company shall, nor shall it permit any other member of the applicable Company Group to, directly or indirectly: (i) amend its constating documents; (ii) amend its existing accounting policies, practices, methods or principles or adopt new accounting principles, in each case, except as required by IFRS; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any equity securities of a Company Subsidiary, or any securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any such equity securities, other than to another member of the applicable Company Group or a pledge of equity securities of a Company Subsidiary in the ordinary course of business in respect of financing activities permitted by this Agreement; (iv) split, consolidate, redeem, purchase or otherwise acquire any shares in its capitalization; (v) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of either Company or a Company Subsidiary; (vi) merge, consolidate, amalgamate, arrange or reorganize either Company or a Company Subsidiary, other than, in the case of each Company, transactions solely involving only wholly-owned subsidiaries of such Company; (vii) other than regular quarterly dividends to ATCO Shareholders or Canadian Utilities Shareholders, as applicable, in an amount consistent with past practice, dividends to holders of Canadian Utilities Series Second Preferred Shares in accordance with their terms, dividends to holders of CU Preferred Shares in accordance with their terms, dividends or other distributions to Persons (other than members of the applicable Company Group) holding equity interests in any joint venture in which a member of the applicable Company Group participates, in each case in the ordinary course of business and in an amount consistent with past practice and other than to another member of the applicable Company Group, declare, set aside, or pay any dividends or other distribution or payment in cash, shares or property to its securityholders; or (viii) enter into, modify or terminate any Contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)

other than ATCO Shares issuable pursuant to the terms of ATCO Incentives outstanding on the Agreement Date or thereafter granted in the ordinary course of business and in amounts consistent with past practice, ATCO shall not issue, grant, sell or pledge or agree to issue, grant, sell or pledge any ATCO Shares or any other equity securities of ATCO, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, ATCO Shares or any other equity securities of ATCO;

(d)

except as disclosed in the Canadian Utilities Disclosure Letter and other than Canadian Utilities Shares issuable pursuant to the terms of Canadian Utilities Incentives outstanding on the Agreement Date or thereafter granted in the ordinary course of business and in amounts consistent with past practice, Canadian Utilities shall not issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Canadian Utilities Shares or any other equity securities of Canadian Utilities, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Canadian Utilities Shares or any other equity securities of Canadian Utilities;

(e)

except as disclosed in the Canadian Utilities Disclosure Letter or otherwise solely involving members of the applicable Company Group, neither Company shall, nor shall it permit any other member of the applicable Company Group to, directly or indirectly: (i) sell, pledge, dispose of, license or Encumber (other than Permitted Encumbrances) any assets of the applicable Company Group with a value, individually or in the aggregate, exceeding [limit redacted]; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership, joint venture or other business organization or division thereof or make any investment, either by purchase of shares or securities, make any contributions of capital or purchase any property or assets of any other individual or entity: (A) with a value, individually or in the aggregate, exceeding [limit redacted]; or (B) that would reasonably be expected to prevent, materially impede or materially delay the receipt of the

Key Regulatory Approvals; (iii) incur any indebtedness for borrowed money or any other liability or obligation, or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person, or make any loans or advances, except: (A) to the extent that the aggregate principal amount of such debt securities, obligations, loans and advances does not exceed [limit redacted]; or (B) in the ordinary course of business for refinancing existing debt on commercially reasonable terms, given market conditions at the applicable time, provided that such debt so renewed or refinanced shall not exceed the outstanding amount of debt at the time of such renewal or refinancing; provided that notwithstanding (A) and (B) neither Company shall nor shall it permit any other member of the applicable Company Group to issue, assume, incur or guarantee any Junior Subordinated Debt; (iv) settle, pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of either Company, other than: (A) the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the ATCO Financial Statements or the Canadian Utilities Financial Statements, as applicable; and (B) liabilities incurred in the ordinary course of business; (v) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of ATCO or Canadian Utilities; (vi) waive, release, grant or transfer any rights of material value or modify, terminate or change, in any material respect, any existing license, lease, Contract or other document which is material to the business of ATCO or Canadian Utilities (provided that each Company and any other member of the applicable Company Group may in the ordinary course of business negotiate, in good faith, and enter into, supersede, extend, modify, terminate or change any Contract which is material to the business of the applicable Company and which has expired, or is within six (6) months of expiring, provided further that the applicable Company agrees to reasonably consult with Emera and in good faith consider Emera’s opinions with respect to the aforementioned matters); (vii) enter into, amend or terminate any Hedging Transaction, other than a Hedging Transaction entered into, amended or terminated in the ordinary course of business; (viii) endorse or enter into, or materially change, amend or modify any material Contract, arrangement or undertaking with any Person in which a member of the applicable Company Group holds a direct or indirect equity interest; or (ix) authorize or propose any of the foregoing, or enter into or modify any Contract, agreement, commitment or arrangement to do any of the foregoing;

(f)

neither Company shall, nor shall it permit any other member of the applicable Company Group to, enter into any Contract which individually could require payments by any member of the applicable Company Group of more than [limit redacted] annually or that, when aggregated together with other Contracts entered into after the Agreement Date, would require payments by any member of the applicable Company Group (taken as a whole) of more than [limit redacted] annually;

(g)

neither Company shall, nor shall it permit any other member of the applicable Company Group to, enter into any agreement that would constitute a Material Contract for such Company if it were entered into as of the Agreement Date, except where such Material Contract pertains to a transaction that is expressly permitted by another provision of this Section 3.2;

(h)

except as disclosed in the Canadian Utilities Disclosure Letter, as contemplated by the Canadian Utilities Capital Budget (plus an aggregate [amount redacted] variance per calendar year to the Canadian Utilities Capital Budget), or as may be necessary in situations of emergency to preserve life, property or the Environment, Canadian Utilities shall not, and shall not permit any other member of the Canadian Utilities Group to, incur, or commit to incur prior to the Effective Date, capital expenditures individually or in the aggregate exceeding [limit redacted];

(i)

except as disclosed in the ATCO Disclosure Letter or as may be necessary in situations of emergency to preserve life, property or the Environment, ATCO shall not, and shall not permit any other member of the ATCO Group to, incur, or commit to incur prior to the Effective Date, capital expenditures individually or in the aggregate exceeding [limit redacted];

(j)

except as otherwise disclosed in the applicable Company Disclosure Letter, neither Company shall, nor shall it permit any other member of the applicable Company Group to: (i) enter into any new, or amend, in any material respect, any existing, offer letter or employment agreement with any director, officer or employee (at the vice-president level or higher) of any member of the applicable Company Group; (ii) grant any general salary increases; (iii) make any loan to any officer or director; (iv) grant any change of control, severance, retention or termination pay to any current directors, officers or employees (at the vice-president level or higher) of any member of the applicable Company Group; or (v) take any action with respect to any increase of benefits payable under their respective current change of control, severance or termination pay policies;

(k)

except in the ordinary course of business or as disclosed in the applicable Company Disclosure Letter, neither Company shall, nor shall it permit any other member of the applicable Company Group to, adopt or amend, in any material respect, or make any material contribution to, any bonus, profit sharing, option, pension, retirement, benefit, deferred compensation, insurance, retention, incentive compensation or other compensation or similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with non-discretionary requirements of pre-existing plans or take any action to amend, in any material respect, or accelerate the vesting or lapsing of restrictions or payment, fund or in any other way secure the payment of material compensation or benefits under its employee plans, except as required pursuant to the provisions of any such plan;

(l)

neither Company shall, nor shall it permit any other member of the applicable Company Group to, waive the confidentiality, non-disclosure or other restrictive covenant obligations of any employee, independent contractor or consultant of the applicable Company Group;

(m)

except as disclosed in the applicable Company Disclosure Letter, neither Company shall, nor shall it permit any other member of the applicable Company Group to, initiate any Proceeding outside the ordinary course of business or waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceedings except solely for monetary payments payable by the applicable Company or any Company Subsidiary of no more than [limit redacted] individually or [limit redacted] in the aggregate and on a basis that would not prevent or materially delay consummation of the Arrangement;

(n)

each Company shall, and shall cause each other member of the applicable Company Group to, use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current material insurance (or re-insurance) policies, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(o)

each Company shall maintain a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with

IFRS and will otherwise comply with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, except where the failure to maintain such a system would not materially affect the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

(p)

each Company shall, and shall cause each other member of the applicable Company Group to, continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons (including all Persons who are non-residents of Canada for the purposes of the Tax Act), all material amounts that are required to be so withheld by any Applicable Laws and each Company shall, and shall cause each other member of the applicable Company Group to, remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;

(q)

each Company shall, and shall cause each other member of the applicable Company Group to: (i) duly, and on a timely basis, file all material Returns required to be filed by it on or before the Effective Date and all such Returns will be true, complete and correct in all material respects; (ii) timely pay all material Taxes which are due and payable by it on or before the Effective Date (whether or not reflected on any Return), except any amounts not required to be paid because the Tax is or will be validly contested in good faith through appropriate proceedings and for which adequate reserves in respect thereof have been established on the financial statements of such Company or Company Subsidiary in accordance with IFRS; (iii) not make, rescind or revoke any material express or deemed election relating to Taxes in a manner inconsistent with past practices, file any material amended Returns or make any material Tax filings outside the ordinary course of business, except as required by Applicable Law; (iv) not make a request for a Tax ruling with any Governmental Authority with respect to any material Taxes; (v) not agree to any extension of time for the filing of any material Returns (except for automatic extensions not requiring the consent of the relevant Governmental Authority) or with respect to the assessment or reassessment of material Taxes (other than in the ordinary course of business); (vi) not enter into a settlement agreement or settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes in respect of any matter where the aggregate amount of Tax exceeds [limit redacted]; (vii) not change, in any material respect, any of its methods, principles, policies or practices of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its income tax Returns for the taxation year ending December 31, 2025; (viii) except as disclosed in the applicable Company Disclosure Letter, not enter into any Tax sharing, Tax allocation, Tax indemnification agreement or similar Tax arrangement, understanding or agreement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes); and (ix) properly reserve (and reflect such reserves in its books and records and financial statements) in a manner consistent with past practice, and in accordance with IFRS and Applicable Law, for all material Taxes accruing in respect of any member of the applicable Company Group which are not due or payable prior to the Effective Date; and

(r)

neither Company shall, nor shall it permit any other member of the applicable Company Group to, agree, resolve or commit to do anything that it is prohibited from doing under the foregoing provisions of this Section 3.2.

Notwithstanding any provision of this Section 3.2, nothing in this Section 3.2 shall restrict or prohibit ATCO, Canadian Utilities, SpinCo or any member of either Company Group from taking any action, or entering into any transaction, that is contemplated by, required by, or reasonably necessary to give effect to, the Separation Agreement or the Spin-Out Transaction, including:

(a)	the Reorganization;

(b)

the transfer, assignment and conveyance of the SpinCo Assets by the ATCO Group to SpinCo, or the granting by any member of the ATCO Group of any security interest in, or the licensing, pledging, disposition or other dealing with, the SpinCo Assets in connection with or in furtherance of the Spin-Out Transaction;

(c)	the assumption by SpinCo of the SpinCo Liabilities;

(d)

the entry by ATCO or SpinCo into any instrument of transfer, assignment, assumption, indemnity, transitional services agreement or other ancillary agreement contemplated by, or reasonably necessary to give effect to, the Spin-Out Transaction;

(e)

the incurrence by ATCO or SpinCo of any indebtedness, liability or obligation, or the making of any capital expenditure, in each case, to the extent required by, or reasonably necessary to give effect to, the Separation Agreement or the Spin-Out Transaction; and

(f)	any amendment to the constating documents of SpinCo as may be necessary in connection with the Spin-Out Transaction,

provided that (1) the actions are undertaken in accordance with the Transition Plan and the Reorganization (in each case, if and to the extent applicable), (2) the Companies shall keep Emera reasonably informed as to the status and material details of any actions taken pursuant to this paragraph, and (3) the Companies shall not take any action pursuant to this paragraph that is inconsistent with the terms of the Transition Plan, the Separation Agreement, the Plan of Arrangement, the Employee Matters Agreement or the IP Matters Agreement without the prior written consent of Emera (such consent not to be unreasonably withheld, conditioned or delayed).

Notwithstanding any other provision of this Section 3.2, nothing in this Section 3.2 shall prevent, restrict or apply to any matters, actions, decisions or transactions that relate solely to the Spun-Out Business if and to the extent that such matters, actions, decisions or transactions do not, and would not reasonably be expected to: (x) interfere with, prevent, impede or materially delay the consummation of the Arrangement or any of the other transactions contemplated by this Agreement; (y) adversely affect, in any material respect, the business, operations, assets, liabilities, properties, condition (financial or otherwise), or prospects of ATCO, Canadian Utilities or any member of the Canadian Utilities Group following the Effective Time or the ability of SpinCo to fulfill its indemnification obligations under the Separation Agreement, the Employee Matters Agreement or the IP Matters Agreement; or (z) result in any material liability, cost, expense, obligation or commitment of ATCO, Canadian Utilities or any member of the Canadian Utilities Group following the Effective Time. For greater certainty, to the extent that any matters, actions, decisions or transactions fall within the scope of this paragraph or the immediately preceding paragraph (including clauses (a) through (f) thereof), no disclosure in respect thereof shall be required in the ATCO Disclosure Letter.

Nothing in this Agreement is intended to, or shall result in Emera exercising influence over the operations of either Company. For greater certainty, prior to the Effective Date, each Company will exercise, consistent with the terms of this Agreement, complete control and supervision over the applicable Company Group’s operations.

3.3        Covenants Regarding the Arrangement

Subject to Applicable Laws, from the Agreement Date until the earlier of the Effective Time and the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement), as otherwise required by Applicable Laws or as undertaken with the prior written consent of the Other Parties, as applicable (such consent not to be unreasonably withheld, conditioned or delayed):

(a)

other than in connection with obtaining the Key Regulatory Approvals, which approvals shall be governed by the provisions of Section 3.7, each Party will comply promptly with all requirements imposed by Applicable Law on it with respect to this Agreement and the Arrangement;

(b)

each Party will use its reasonable commercial efforts to assist the Other Parties in obtaining the Interim Order and the Final Order and to carry out the intent and effect of this Agreement and the Arrangement;

(c)

other than in connection with obtaining the Key Regulatory Approvals, which approvals shall be governed by the provisions of Section 3.7, each Party shall use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under this Agreement (to the extent the satisfaction of the same is within the control of such Party) and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete and give effect to the transactions contemplated by this Agreement and the Arrangement, including using its reasonable commercial efforts to promptly:

(i)

obtain and maintain all necessary waivers, consents, permits, exemptions, Orders, agreements, amendments (including, if applicable, in respect of the Interim Order), authorizations, acknowledgements, confirmations and approvals and give all necessary notices and make all necessary filings, in each case, required to be obtained from or given to or filed with, as the case may be, any Person in connection with the Arrangement (including from counterparties to any material Contracts), including, without limitation, the Key Consents, and, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement: (A) not, without the prior written consent of the Other Parties (such consent not to be unreasonably withheld, conditioned or delayed), pay or commit to pay to such Person whose approval or consent is being solicited, any material amount of cash or other consideration, or make any material commitment or incur any material liability or other material obligation due to such Person to the extent that such payments are not provided for in a Contract with such Person; and (B) no Party, nor any of its respective affiliates, shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any material amount of cash or other consideration, or make any material commitment or incur any material liability or other material obligation to such Person to the extent that such payments are not provided for in a Contract with such Person;

(ii)

obtain all necessary consents, assignments, waivers and amendments to, or terminations of, any instruments or other documents to which it is a party, or by which it is bound, that may be necessary to permit it to carry out the transactions contemplated by this Agreement and to take such other steps and actions as may be necessary or appropriate to fulfill its obligations hereunder;

(iii)	effect all necessary registrations, filings, approvals, consents and submissions of information required by any Governmental Authority from such Party and its subsidiaries relating to the Arrangement;

(iv)

obtain all necessary exemptions, consents, Orders, approvals and authorizations as are required by it under all Applicable Laws to permit it to carry out the transactions contemplated by this Agreement and/or necessary to complete the Arrangement; and

(v)

upon reasonable consultation with the Other Parties, oppose, lift or rescind any injunction, restraining or other Order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect, delay or interfere with the consummation of the Arrangement and resist, contest and defend, or cause to be defended, all lawsuits or other legal, regulatory or other Proceedings challenging or affecting the Arrangement or this Agreement or the consummation of the transactions contemplated hereby;

(d)

no Party, nor its respective subsidiaries shall take any action, refrain from taking any reasonable commercial action, or permit any action to be taken or reasonable commercial action to not be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially impede or significantly delay the consummation of the Arrangement or the transactions contemplated hereby, or which would render, or may reasonably be expected to render, any representation or warranty made by such Party in this Agreement untrue in any material respect;

(e)	each Party will promptly notify the Other Parties in writing of:

(i)

any notice or other substantive communication from any Person (other than Governmental Authorities in connection with the Key Regulatory Approvals, which approvals shall be governed by the provisions of Section 3.7) alleging that the consent or a waiver, permit, exemption, Order, approval, agreement, amendment or confirmation of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement and the response thereto from such Party, its subsidiaries or its Representatives;

(ii)

any substantive communication from any Governmental Authority (other than in connection with the Key Regulatory Approvals, which approvals shall be governed by the provisions of Section 3.7) in connection with the transactions contemplated by this Agreement and the response thereto from such Party, its subsidiaries or its Representatives;

(iii)

any substantive Governmental Authority or third-party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of the Party or its respective subsidiaries, as applicable, or the Arrangement, and any material change in relation thereto;

(iv)

all substantive matters relating to material claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other material civil, criminal, administrative or investigative proceedings, or other material investigations or examinations pending or, to the knowledge of such Party, threatened, against such Party or its respective subsidiaries, as applicable, or related to the Arrangement; and

(v)

any material change (actual, anticipated, contemplated or, to the knowledge of such Party, threatened) in its business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by such Party in this Agreement which change is, or may be, of such a nature to render any representation or warranty misleading or untrue in any material respect, and such Party shall in good faith discuss with the Other Parties any change in circumstances (actual, anticipated, contemplated or, to the knowledge of such Party, threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to the Other Parties pursuant to this Section 3.3(e), provided, however, that neither Company nor SpinCo shall be required to give any notice which may otherwise be required by this Section 3.3(e) if and to the extent that the subject matter thereof: (A) relates solely to the Spun-Out Business, (B) would not reasonably be expected to interfere with, prevent, impede or materially delay the consummation of the Arrangement or any of the other transactions contemplated by this Agreement, and (C) would not reasonably be expected to: (1) adversely affect, in any material respect, the ability of SpinCo to fulfill its indemnification obligations under the Separation Agreement, the Employee Matters Agreement or the IP Matters Agreement, or (2) result in any material liability, cost, expense, obligation or commitment of ATCO, Canadian Utilities or any member of the Canadian Utilities Group following the Effective Time;

(f)

each Party shall promptly inform the Other Parties as soon as it is aware of any substantive communication (written or oral) received by such Party or its Representatives from the Emera Shareholders (in the case of Emera), the ATCO Securityholders (in the case of ATCO) or the Canadian Utilities Securityholders (in the case of Canadian Utilities) in opposition to the Arrangement or the transactions contemplated in this Agreement;

(g)

each Party, other than SpinCo, will use its reasonable commercial efforts to maintain its status as a “reporting issuer” (or similarly designated entity) not in default under Applicable Canadian Securities Laws in the provinces and territories where it is a reporting issuer as at the Agreement Date;

(h)

Emera shall indemnify and save harmless each Company, each Company Subsidiary and SpinCo and their respective directors, officers, employees, representatives and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which any Company or Company Subsidiary or a director, officer, employee, representative or agent thereof may be subject or may suffer or incur, whether under the provisions of any Applicable Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)

any misrepresentation or alleged misrepresentation contained in the Emera Information (which shall include a misrepresentation or alleged misrepresentation resulting from any omission of information in respect of Emera which is required to be disclosed under Applicable Canadian Securities Laws) under Applicable Laws or in any material filed by Emera in compliance or intended compliance with any Applicable Laws; or

(ii)

any Order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission of a material fact or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation by Emera in the Emera Information (which shall include a misrepresentation or alleged misrepresentation resulting from any omission of information in respect of Emera which is required to be disclosed under Applicable Canadian Securities Laws) under Applicable Laws, except that Emera shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages or expenses arise out of or are based solely upon any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the ATCO Information, Canadian Utilities Information, SpinCo Information or in any material filed by or on behalf of either Company in compliance or intended compliance with any Applicable Laws;

(i)

ATCO shall indemnify and save harmless Emera, Emera’s subsidiaries, Canadian Utilities, Canadian Utilities’ subsidiaries and their respective directors, officers, employees, representatives and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Emera, any subsidiary of Emera, Canadian Utilities, or any subsidiary of Canadian Utilities or a director, officer, employee, representative or agent thereof may be subject or may suffer or incur, whether under the provisions of any Applicable Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)

any misrepresentation or alleged misrepresentation contained in the ATCO Information (which shall include a misrepresentation or alleged misrepresentation resulting from any omission of information in respect of ATCO which is required to be disclosed under Applicable Canadian Securities Laws) under Applicable Laws or in any material filed by ATCO in compliance or intended compliance with any Applicable Laws; or

(ii)

any Order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission of a material fact or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation by ATCO in the ATCO Information (which shall include a misrepresentation or alleged misrepresentation resulting from any omission of information in respect of ATCO which is required to be disclosed under Applicable Canadian Securities Laws) under Applicable Laws, except that ATCO shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages or expenses arise out of or are based solely upon any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the Emera Information or the Canadian Utilities Information or in any material filed by or on behalf of Emera or Canadian Utilities in compliance or intended compliance with any Applicable Laws;

(j)

Canadian Utilities shall indemnify and save harmless Emera, Emera’s subsidiaries, ATCO, ATCO’s subsidiaries and their respective directors, officers, employees, representatives and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Emera, any subsidiary of Emera, ATCO or any subsidiary of ATCO or a director, officer, employee, representative or agent thereof may be subject or may suffer or incur, whether under the provisions of any Applicable Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)

any misrepresentation or alleged misrepresentation contained in the Canadian Utilities Information (which shall include a misrepresentation or alleged misrepresentation resulting from any omission of information in respect of Canadian Utilities which is required to be disclosed under Applicable Canadian Securities Laws) under Applicable Laws or in any material filed by Canadian Utilities in compliance or intended compliance with any Applicable Laws; or

(ii)

any Order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission of a material fact or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation by Canadian Utilities in the Canadian Utilities Information (which shall include a misrepresentation or alleged misrepresentation resulting from any omission of information in respect of Canadian Utilities which is required to be disclosed under Applicable Canadian Securities Laws) under Applicable Laws, except that Canadian Utilities shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages or expenses arise out of or are based solely upon any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the Emera Information or the ATCO Information or in any material filed by or on behalf of Emera or ATCO in compliance or intended compliance with any Applicable Laws and provided that Canadian Utilities’ indemnification obligations to the SpinCo Subsidiaries and their respective directors, officers, employees, representatives and agents pursuant to this Section 3.3(j) shall terminate as of the Effective Time;

(k)

SpinCo shall indemnify and save harmless Emera, Emera’s subsidiaries, Canadian Utilities, Canadian Utilities’ subsidiaries, ATCO, ATCO’s subsidiaries and their respective directors, officers, employees, representatives and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Emera, any subsidiary of Emera, Canadian Utilities, any subsidiary of Canadian Utilities, ATCO, any subsidiary of ATCO or a director, officer, employee, representative or agent thereof may be subject or may suffer or incur, whether under the provisions of any Applicable Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)

any misrepresentation or alleged misrepresentation contained in the SpinCo Information (which shall include a misrepresentation or alleged misrepresentation resulting from any omission of information in respect of SpinCo which is required to be disclosed under Applicable Canadian Securities Laws) under Applicable Laws; or

(ii)

any Order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission of a material fact or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation by SpinCo in the SpinCo Information (which shall include a misrepresentation or alleged misrepresentation resulting from any omission of information in respect of SpinCo which is required to be disclosed under Applicable Canadian Securities Laws) under Applicable Laws, except that SpinCo shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages or expenses arise out of or are based solely upon any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the Emera Information, the Canadian Utilities Information, the ATCO Information (other than SpinCo Information that constituted ATCO Information prior to the Effective Time) or in any material filed by or on behalf of Emera, Canadian Utilities or ATCO in compliance or intended compliance with any Applicable Laws;

(l)

except for letters of transmittal and non-substantive communications with the holders of its securities and communications that such Party is required to keep confidential pursuant to Applicable Law, each Party shall furnish, as soon as reasonably practicable, to the Other Parties, or its or their counsel, a copy of each notice, report, schedule or other document delivered, filed or received by or from any securityholder thereof, regulatory agencies or stock exchanges in connection with: (i) the Arrangement; (ii) the Meetings; or (iii) any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; and

(m)

Canadian Utilities shall ensure that it has available funds to pay the Emera Damages Amount pursuant to Section 9.4 and Emera shall ensure that it has available funds to pay the greater of the Company Damages Amount and the Regulatory Termination Amount pursuant to Section 9.4, each Party having regard to its other liabilities and obligations, and will take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if required.

3.4       Additional Covenants of Emera

Emera shall perform, and shall cause each other member of the Emera Group to perform, all obligations required to be performed under this Agreement and cooperate with the Other Parties in connection therewith and, without limiting the generality of the foregoing:

(a)	Emera shall assist the Companies in the preparation of the Court documents related to the Interim Order and the Final Order to the extent reasonably requested by the Companies;

(b)

subject to Applicable Laws, Emera shall not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with each Company’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, on the condition that nothing herein shall require either Company to agree or consent to any decreased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases such Company’s obligations, or diminishes or limits either Company’s rights, set forth in any such filed or served materials or under this Agreement;

(c)	Emera will use its reasonable commercial efforts to maintain the listing of the Emera Shares on the Stock Exchanges;

(d)	Emera shall convene and hold the Emera Meeting, at which meeting the Emera Share Issuance Resolution shall be submitted to the Emera Shareholders entitled to vote upon such resolution for approval;

(e)

Emera shall conduct the Emera Meeting in accordance with Emera’s articles of association, the terms of this Agreement, and any instrument of a Governmental Authority governing or having authority over such meeting and otherwise in accordance with Applicable Laws;

(f)	Emera shall not, without the written consent of the Companies, propose or submit for consideration at the Emera Meeting any business other than the Emera Share Issuance Resolution;

(g)

subject to the terms of this Agreement, Emera shall solicit proxies to be voted at the Emera Meeting in favour of the Emera Share Issuance Resolution, and against any resolution submitted by any Person that is inconsistent with such resolution and the completion of any of the transactions contemplated by this Agreement and, if requested by the Companies, will retain, at the Companies’ expense, a proxy solicitation firm acceptable to the Parties, acting reasonably, to assist with its proxy solicitation;

(h)

Emera shall provide each Company with copies of, or access to, information regarding the Emera Meeting generated by the registrar and transfer agent for the Emera Shares or any proxy solicitation firm retained by Emera, as may be reasonably requested from time to time by the Companies;

(i)

Emera shall: (i) apply to the TSX for conditional approval of the listing and posting for trading of the Emera Shares to be issued pursuant to the Arrangement; (ii) apply to the NYSE for approval of the listing of the Emera Shares to be issued pursuant to the Arrangement; and (iii) use all reasonable commercial efforts to obtain such conditional approval or approvals, subject only to customary conditions for listing of such Emera Shares, prior to the mailing of the Circular;

(j)	Emera will cause to be taken all necessary corporate action to create, allot and reserve for issuance the Emera Shares to be issued pursuant to the Arrangement; and

(k)

Emera shall use its commercially reasonable efforts to ensure that neither the Arrangement nor any of the other transactions contemplated by this Agreement (including the reconstitution of the Emera Board contemplated by Section 2.10) constitutes a “change of control” (or any similar event, however described) under the Emera Option Plan, the Emera PSU Plan, the Emera RSU Plan, the Emera Director DSU Plan, the Emera Executive DSU Plan or any other equity-based or incentive compensation plan of Emera, including by causing the Emera Board (or any committee thereof) to adopt such resolutions, make such determinations and approve such amendments to such plans as may be necessary for such purpose prior to the Effective Time.

3.5       Additional Covenants of the Companies

Each Company shall perform, and shall cause each other member of the applicable Company Group to perform, all obligations required to be performed under this Agreement and cooperate with the Other Parties in connection therewith and, without limiting the generality of the foregoing:

(a)	each Company will forthwith carry out the terms of the Interim Order and the Final Order;

(b)

ATCO and Canadian Utilities will use their reasonable commercial efforts to maintain the listing of the ATCO Class I Shares and Canadian Utilities Class A Shares, respectively, on the TSX until the Effective Time;

(c)

ATCO and Canadian Utilities will each provide Emera with all necessary information regarding their registered and beneficial owners of securities resident in the United States, including a list of the states in which such holders are resident, so as to permit Emera to ascertain whether an exemption from the securities registration or qualification requirements under that state’s “blue sky” securities laws in connection with the issuance of Emera Shares to Persons in such state is available in the circumstances, or whether such an exemption may be obtained by filing notice or making an informational filing with the applicable state securities regulator;

(d)

ATCO shall convene and hold the ATCO Meeting, at which the Continuance Resolution shall be submitted to ATCO Shareholders entitled to vote upon such resolution for approval and the ATCO Arrangement Resolution shall be submitted to ATCO Securityholders entitled to vote upon such resolution for approval;

(e)

Canadian Utilities shall convene and hold the Canadian Utilities Meeting, at which the Canadian Utilities Arrangement Resolution shall be submitted to Canadian Utilities Securityholders entitled to vote upon such resolution for approval;

(f)	each Company shall conduct its Meeting in accordance with its by-laws (except as may be modified by the Interim Order), the terms of this Agreement, and any instrument of a

Governmental Authority governing or having authority over such Meeting (including the Interim Order) and otherwise in accordance with Applicable Laws;

(g)

neither Company shall, without the written consent of Emera, propose or submit for consideration at its Meeting any business other than, in respect of the ATCO Meeting, the Continuance Resolution and the ATCO Arrangement Resolution and, in respect of the Canadian Utilities Meeting, the Canadian Utilities Arrangement Resolution;

(h)

subject to the terms of this Agreement, ATCO shall solicit proxies to be voted at the ATCO Meeting in favour of the Continuance Resolution and the ATCO Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with such resolutions and the completion of any of the transactions contemplated by this Agreement and, if requested by Emera, will retain, at Emera’s expense, a proxy solicitation firm acceptable to the Parties, acting reasonably, to assist with its proxy solicitation;

(i)

subject to the terms of this Agreement, Canadian Utilities shall solicit proxies to be voted at the Canadian Utilities Meeting in favour of the Canadian Utilities Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with such resolution and the completion of any of the transactions contemplated by this Agreement and, if requested by Emera, will retain, at Emera’s expense, a proxy solicitation firm acceptable to the Parties, acting reasonably, to assist with its proxy solicitation;

(j)

each Company shall provide Emera with copies of, or access to, information regarding the applicable Meeting generated by the registrar and transfer agent for the applicable Company Shares or any proxy solicitation firm retained by such Company, as may be reasonably requested from time to time by Emera;

(k)

each Company shall permit Emera to, at Emera’s expense, directly or through a proxy solicitation firm, actively solicit proxies in favour of the Transaction Resolutions and against any resolution submitted by any Person that is inconsistent with any Transaction Resolution or the completion of any of the transactions contemplated in this Agreement in compliance with Applicable Law, and disclose in the Circular that Emera may make such solicitations;

(l)

as reasonably requested from time to time by Emera in connection with any solicitation of proxies conducted pursuant to Section 3.5(k), each Company shall provide Emera with a list of the registered holders of applicable Company Shares, participants and book-based nominee registrants (such as CDS & Co.), and non-objecting beneficial owners of such Company Shares, together with their addresses and respective holdings, as applicable; and each Company shall, and shall instruct the registrar and transfer agent for the applicable Company Shares to, furnish Emera with such additional information, including updated or additional lists of Company Shareholders and other assistance, as Emera may reasonably request from time to time in furtherance of the solicitation of proxies in respect of the Meetings;

(m)

Canadian Utilities and ATCO shall discontinue the Canadian Utilities Share Purchase Plan and the ATCO Share Purchase Plans, respectively, in each case, effective on or prior to the Effective Date in accordance with the terms and conditions thereof;

(n)	prior to the Effective Date, each Company shall reasonably cooperate with Emera in making an application to the Stock Exchanges to list the Emera Shares to be issued pursuant to the Arrangement;

(o)	each Company shall promptly inform Emera, as soon as it is aware, of the number of Company Shareholders or other Persons for which such Company receives notices of dissent or written objections to the Arrangement or the Continuance, whether or not such notices or objections are valid or in proper form, and provide Emera with copies of such notices and written objections on an as received basis and, subject to Applicable Laws, shall provide Emera with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of such Company to any such Person, including any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement or the Continuance and reasonable consideration shall be given to any comments made by Emera and its legal counsel prior to sending any such written communications. Neither Company shall settle any claims with respect to Dissent Rights without the prior written consent of Emera, not to be unreasonably withheld, conditioned or delayed. Neither Company shall waive any failure by any Company Shareholder to timely deliver a notice of exercise of Dissent Rights without the prior written consent of Emera, such consent not to be unreasonably withheld, conditioned or delayed;

(p)

each Company shall, at the reasonable request of Emera from time to time, provide Emera with a list of: (i) its respective registered Company Shareholders, together with their addresses and respective holdings of Company Shares, as applicable; (ii) the names, addresses and holdings of all Persons having rights issued by the applicable Company to acquire Company Shares (including holders of Company Incentives); and (iii) participants in book-based systems and non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares, as applicable, all as can be reasonably obtained by the applicable Company using the procedures set forth under Applicable Canadian Securities Laws; and

(q)

SpinCo shall make an application to list the SpinCo Class I Shares on the TSX and SpinCo and ATCO shall use its commercially reasonable efforts to cause the SpinCo Class I Shares to be issued pursuant to the Arrangement to be approved for listing on the TSX prior to the Effective Time, subject to customary conditions.

3.6       Covenants Regarding SpinCo

(a)

SpinCo agrees to perform, prior to the Effective Date, all obligations required on its part under this Agreement, co-operate with the Other Parties in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and the Separation Agreement and, without limiting the generality of the foregoing, SpinCo shall:

(i)

apply for and use commercially reasonable efforts to obtain all consents and approvals required from any Governmental Authority or any other Person in order to consummate the Spin-Out Transaction pursuant to the terms of this Agreement, the Plan of Arrangement and the Separation Agreement and, in doing so, keep the Other Parties reasonably informed as to the status of the proceedings related to obtaining such consents and approvals; and

(ii)

use commercially reasonable efforts to ensure that, at the time of distribution of the SpinCo Shares to the ATCO Shareholders in accordance with the Plan of Arrangement, SpinCo and the SpinCo Class I Shares will satisfy the listing requirements of the TSX.

3.7       Key Regulatory Approvals

(a)	In connection with the Key Regulatory Approvals:

(i)	for the purposes of the Competition Act Approval:

(A)

within ten (10) Business Days following the Agreement Date, Emera shall, with the assistance of and in consultation with each Company, prepare and file with the Commissioner a request for an ARC or, in the alternative, a No Action Letter, in respect of the transactions contemplated by this Agreement and a waiver of the obligation to file notifications under Part IX of the Competition Act pursuant to Section 113(c) of the Competition Act; and

(B)

if the Competition Act Approval is not obtained within twenty (20) days of the submission of the request for an ARC or, in the event that the Commissioner will not issue an ARC or a waiver of the obligation to file notifications under Part IX of the Competition Act, upon written request by Emera or the Companies, Emera and each of the Companies shall, and shall cause their respective affiliates, if applicable, to file with the Commissioner a notification under Part IX of the Competition Act within ten (10) Business Days following receipt of such request;

(ii)

for the purposes of the CTA Approval, within ten (10) Business Days following the Agreement Date, Emera shall, with the assistance of and in consultation with each Company, prepare and file an application with the Minister of Transport under the Canada Transportation Act for the CTA Approval;

(iii)

for the purposes of the AUC Approval, within fourteen (14) Business Days following the Agreement Date, or as soon thereafter as reasonably practical, Canadian Utilities shall, in conjunction with, or with the assistance of, and in consultation with, Emera and ATCO, as required, prepare and file an application with the AUC for the AUC Approval;

(iv)	for the purposes of the PUB Approval, the Companies shall:

(A)

within ten (10) Business Days following the Agreement Date, notify the PUB with respect to the transaction, seeking written confirmation that no approval is required under section 70 of the NWT Public Utilities Act (or such other provisions as may be determined to be relevant); and

(B)	within five (5) Business Days, or as soon thereafter as reasonably practical, of the earlier of:

(I)

the lapse of twenty (20) Business Days, or such other timeframe as reasonably agreed to between the Parties, following the notification to the PUB without the Companies receiving written confirmation, in form and substance satisfactory to the Companies and Emera, each acting reasonably, from the PUB that no approval is required under section 70 of the NWT Public Utilities Act (or such other provisions as may be determined to be relevant); and

(II)	written confirmation from the PUB that approval is required under section 70 of the NWT Public Utilities Act (or such other provisions as may be determined to be relevant);

the Companies shall, in conjunction with, or with the assistance of, and in consultation with, Emera, as required, prepare and file an application with the PUB for the PUB Approval;

(v)

for the purposes of the FIRB Approval, within ten (10) Business Days following the Agreement Date, Emera shall submit a foreign investment application with the Australian Treasury’s Foreign Investment Division for the FIRB Approval and must pay the filing fee within three (3) Business Days after receiving the filing fee details;

(vi)	for the purposes of the ACCC Approval:

(A)	within ten (10) Business Days following the Agreement Date, Emera shall, with the assistance of and in consultation with each Company, either:

(I)

prepare and submit to the ACCC a notification waiver application under section 51ABU of the CCA, seeking a determination under section 51ABV(1)(a) of the CCA that the transactions contemplated by this Agreement are not required to be notified; or

(II)

approach the ACCC to commence pre-notification discussions in respect of the transactions contemplated by this Agreement, including by providing such information and materials as the ACCC may require or as Emera considers appropriate to progress those discussions, and Emera shall determine, in its sole discretion (having consulted with each Company and having had regard to the nature and complexity of the transactions and any guidance published by the ACCC in respect of notification waiver applications), which of sub-paragraphs (A)(I) or (A)(II) to pursue;

(B)

if Emera commences pre-notification discussions under sub-paragraph (A)(II), Emera shall, with the assistance of and in consultation with each Company, prepare and submit a notification of the transactions to the ACCC in accordance with section 51ABX of the CCA (a “Phase 1 Notification”) as soon as reasonably practicable after the ACCC has indicated it is prepared to accept the Phase 1 Notification, and in any event shall use reasonable endeavours to submit the Phase 1 Notification within twenty (20) Business Days following the Agreement Date;

(C)	if Emera submits a notification waiver application under sub-paragraph (A)(I) and the ACCC determines under section 51ABV(1)(b) of the CCA not to grant the notification waiver:

(I)	Emera shall promptly notify each Company of the ACCC’s determination;

(II)

Emera shall, with the assistance of and in consultation with each Company, approach the ACCC to commence pre-notification discussions as soon as reasonably practicable and, following such discussions, submit a Phase 1 Notification to the ACCC in accordance with section 51ABX of the CCA as soon as reasonably practicable, and in any event within one (1) Business Day following the date on which the ACCC indicates it is prepared to accept the Phase 1 Notification; and

(III)	each Company shall provide such assistance and information as Emera may reasonably request for the purposes of the pre-notification discussions and the preparation of the Phase 1 Notification;

(vii)

for the purposes of the HSR Clearance, within thirty (30) Business Days following the Agreement Date, each of Emera, ATCO and Canadian Utilities shall, and shall cause their respective affiliates to, file all required notifications under the HSR Act in respect of the transactions contemplated by this Agreement and request early termination of the applicable waiting period under the HSR Act;

(viii)

for purposes of securing the CNA Approval, within twenty (20) Business Days following the Agreement Date, Emera shall, with the assistance of, and in consultation with, each Company and SpinCo, prepare and file with the CNA a notification of concentration (notificación de concentración) in accordance with Articles 86, 87, 88 and 89 of the LFCE in respect of the transactions contemplated by this Agreement. Such notification shall be filed pursuant to the ordinary review procedure established in Article 90 of the LFCE;

(ix)

for the purposes of the FCC Approval, within twenty (20) Business Days following the Agreement Date, Emera shall, with the assistance of and in consultation with each Company, prepare and file with the FCC an application for consent to the transfer of control of each FCC Authorization held, directly or indirectly, by any member of the Emera Group, pursuant to Section 310(d) of the Communications Act;

(x)

for the purposes of the FERC Approval, within twenty (20) Business Days following the Agreement Date, Emera shall, on behalf of each of its subsidiaries that is a public utility under the FPA, and with the assistance of and in consultation with each Company, prepare and file an application under FPA section 203 for approval of an indirect change of control of each such public utility as a consequence of the transactions contemplated herein; and

(xi)

for the purposes of the CFIUS Clearance, as soon as practicable after the Agreement Date, but in any event within thirty (30) Business Days following the Agreement Date, Emera and the Companies shall jointly prepare and file with CFIUS a draft CFIUS Notice for each CFIUS-notified transaction in accordance with the DPA, shall thereafter promptly file final CFIUS Notices within ten (10) Business Days following the receipt of comments, if any, from CFIUS, and shall provide all supplemental and other information requested by CFIUS as soon as practicable and in any event within the time periods required by CFIUS, provided that the Parties may agree to request an extension of time pursuant to the DPA.

(b)

Each Party shall, and shall cause its respective affiliates to, use its reasonable best efforts to obtain the Key Regulatory Approvals as soon as reasonably practicable, but in any event no later than three (3) Business Days prior to the Outside Date, including proposing, negotiating, accepting and effecting any undertaking, commitment, consent agreement, hold-separate arrangement, behavioural remedy, restriction, condition, limitation, qualification or other remedial action required by a Governmental Authority, provided, however, that nothing in this Agreement shall require Emera or its subsidiaries to agree to a Material Remedy. For purposes of this Section 3.7, “Material Remedy” means any requirement of a Governmental Authority imposed as a condition to obtaining a Key Regulatory Approval that, individually or together with all other remedies required in connection with the Key Regulatory Approvals, would reasonably be expected to be material and adverse to the business, assets, operations or financial condition of the Emera Group and the Company Groups, taken as a whole, after giving effect to the Arrangement; provided that no remedy shall constitute a Material Remedy solely because it: (i) requires the sale, divestiture, disposition, licensing, holding separate or other restriction of any business, asset or interest of Emera, the Companies or any of their respective subsidiaries; (ii) reduces any anticipated synergy, benefit or other economic advantage of the Arrangement; or (iii) requires a behavioural undertaking, commitment regarding future conduct, governance measure, reporting obligation, access obligation or other non-structural remedy, unless, in the case of any clause (i), (ii) or (iii), the resulting adverse effect satisfies the objective threshold set out above.

(c)

In connection with obtaining the Key Regulatory Approvals, if any objection by a Governmental Authority, or by any third party in the context of a related proceeding or process undertaken by a Governmental Authority, is asserted with respect to the transactions contemplated by this Agreement, or if any proceeding is instituted by any Governmental Authority or any such third party challenging any of the transactions contemplated by this Agreement, each of Emera, ATCO, and Canadian Utilities shall, and shall cause its affiliates to, use their reasonable best efforts to defend against, resist and resolve, any such objection or proceeding so as to allow the Effective Time to occur prior to the Outside Date, provided, however, that nothing in this Agreement shall require Emera or its subsidiaries to undertake a Material Remedy.

(d)

In connection with obtaining the Key Regulatory Approvals, subject to Applicable Law, each Party shall, and shall cause its affiliates to: (i) cooperate with the Other Parties and provide such information and assistance to the Other Parties as such Other Parties may reasonably request in connection therewith; (ii) respond, as soon as practicable, to any requests for information, documents, interviews or testimony (including in respect of any submissions or supplementary information requests) or requests for meetings by any Governmental Authority in connection with the transactions contemplated by this Agreement; (iii) permit the Other Parties a reasonable advance opportunity to review and comment upon any proposed substantive written communications to any Governmental Authority in connection with the transactions contemplated by this Agreement, consider in good faith the comments of the Other Parties, and provide the Other Parties with final copies thereof; (iv) not participate in any substantive meetings or discussions (whether in person, by e-mail, by telephone or otherwise) with any Governmental Authority in connection with the transactions contemplated by this Agreement without giving the Other Parties a reasonable opportunity to attend and participate thereat (except where the Governmental Authority expressly requests that a Party should not be present at the meeting or discussion or part or parts of the meeting or discussion); (v) keep the Other Parties informed of the status of the Key Regulatory Approvals and promptly notify the Other Parties of receipt of any substantive communications (oral or written) of any nature from a Governmental Authority in connection with the transactions contemplated by this Agreement and provide the Other Parties with copies thereof; (vi) refrain from extending, or consenting to any extension of, any applicable waiting or review period or enter into any agreement or commitment with a Governmental Authority to delay or not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the Other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); and (vii) not do anything that would reasonably be expected to prejudice the Key Regulatory Approvals from being obtained as soon as practicable or otherwise adversely affect or prevent the receipt of the Key Regulatory Approvals. The Parties will coordinate and cooperate in good faith in respect of any strategic decisions relating to the Key Regulatory Approvals.

(e)

Notwithstanding any requirement in this Agreement, including this Section 3.7 and Section 7.2, or any other provision in this Agreement, (i) where a Party is required to provide information to the Other Parties that is competitively sensitive, the disclosing Party may restrict the provision of such competitively sensitive information to only the external legal counsel of the Other Parties, provided that the disclosing Party also provides a redacted version of any such information to the Other Parties, and (ii) a Party may redact or withhold personal identifying information or any information that is requested by a Governmental Authority to remain confidential from the Other Parties.

(f)	Emera shall pay all filing fees payable to any Governmental Authority in respect of the Key Regulatory Approvals.

(g)

Notwithstanding anything to the contrary in this Agreement, including Sections 3.7(b) and 3.7(c), nothing in this Agreement shall require Emera or any of its affiliates to commence, defend, participate in, pursue or threaten any litigation, action, suit, appeal or other judicial or administrative proceeding related to the CFIUS process.

3.8        Pre-Closing Reorganization

The Companies shall, and shall cause the Company Subsidiaries to, and shall use their commercially reasonable efforts to have the Companies’ and the Company Subsidiaries’ Representatives to, cooperate in good faith with Emera to: (a) determine any reorganizations of the corporate structure, capital structure, business, operations or assets of the Companies and the Company Subsidiaries prior to the Effective Time (each a “Pre-Closing Reorganization”); (b) determine and agree on the manner in which any Pre-Closing Reorganization might most effectively be undertaken; and (c) use commercially reasonable efforts to effect such Pre-Closing Reorganization in such manner (including preparing all documentation necessary and doing all such other acts and things as are reasonably necessary to effect such Pre-Closing Reorganization as agreed between the Parties); provided that any Pre-Closing Reorganization: (i) shall not be prejudicial to any Party or its securityholders; (ii) shall not require any Party to obtain the approval of its shareholders or any Governmental Authority; (iii) shall not impair, prevent or materially delay the consummation of the Arrangement; (iv) shall not result in any breach by the Companies or the Company Subsidiaries of any of the ATCO Material Contracts, Canadian Utilities Material Contracts, ATCO Arrangement Resolution, Canadian Utilities Arrangement Resolution, Continuance Resolution, constating documents or Applicable Law; (v) shall not result in additional Taxes being imposed on, or any adverse Tax or other consequences to, SpinCo or any securityholder of any Party (including an increase to the Separation Tax as defined in the Separation Agreement); (vi) shall not involve activities in furtherance thereof that interfere with the ordinary course, operations and activities of a Party or its subsidiaries; (vii) shall not be consummated until at or immediately prior to the Effective Time (in each case, following the confirmation in writing by Emera that all conditions in its favour hereunder have been satisfied or waived and that Emera is prepared and able to promptly and without condition, proceed to effect the Arrangement) and can be reversed or unwound if the Arrangement is not completed; and (viii) shall not impair or interfere with the ability of the Parties to consummate the Spin-Out Transaction on the terms set forth in this Agreement, the Separation Agreement and the Plan of Arrangement. Additionally, the failure of any Party to comply with this Section 3.8 shall not give rise to the failure of a condition precedent set forth in Article 6, or a right to terminate this Agreement pursuant to Article 9.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF EMERA

4.1        Representations and Warranties of Emera

Emera hereby makes to, and in favour of, each of the Companies and SpinCo, the representations and warranties set out in Schedule “E” and acknowledges that each Company and SpinCo is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

4.2        Investigation

Any investigation by either Company or SpinCo and their respective advisors shall not mitigate, diminish or affect the representations and warranties of Emera pursuant to this Agreement.

4.3        Disclaimer

Each Company and SpinCo agrees and acknowledges that, except as set forth in this Agreement, Emera does not make any representation or warranty in connection with the transactions contemplated hereby, express or implied, at Law or in equity, with respect to Emera, or its businesses, past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

4.4        Survival of Representations and Warranties

The representations and warranties of Emera contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANIES AND SPINCO

5.1        Representations and Warranties of Canadian Utilities

Canadian Utilities hereby makes to, and in favour of, Emera the representations and warranties set out in Schedule “F” and acknowledges that Emera is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

5.2        Representations and Warranties of ATCO

ATCO hereby makes to, and in favour of, Emera the representations and warranties set out in Schedule “G” and acknowledges that Emera is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

5.3        Representations and Warranties of SpinCo

SpinCo hereby makes to, and in favour of, Emera the representations and warranties set out in Schedule “H” and acknowledges that Emera is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

5.4        Investigation

Any investigation by Emera and its advisors shall not mitigate, diminish or affect the representations and warranties of the Companies or SpinCo pursuant to this Agreement.

5.5        Disclaimer

Emera agrees and acknowledges that, except as set forth in this Agreement, none of ATCO, Canadian Utilities or SpinCo makes any representation or warranty in connection with the transactions contemplated hereby, express or implied, at Law or in equity, with respect to such corporation, its respective businesses, its past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

5.6        Survival of Representations and Warranties

The representations and warranties of the Companies and SpinCo contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 6

CONDITIONS PRECEDENT

6.1        Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, and, in particular, to complete the Arrangement, are subject to the satisfaction, on or before the Effective Time, or such other time specified, of the following conditions:

(a)

the Interim Order shall have been granted on terms consistent with this Agreement, and such order shall not have been set aside or modified in a manner unacceptable to the Parties, each acting reasonably, on appeal or otherwise;

(b)	the Continuance Resolution and the ATCO Arrangement Resolution shall have received the ATCO Required Approval at the ATCO Meeting in accordance with the Interim Order;

(c)	the Canadian Utilities Arrangement Resolution shall have received the Canadian Utilities Required Approval at the Canadian Utilities Meeting in accordance with the Interim Order;

(d)	the Emera Share Issuance Resolution shall have received the requisite approval from Emera Shareholders at the Emera Meeting;

(e)

the Final Order shall have been granted in form and substance satisfactory to each Party, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Parties, each acting reasonably, on appeal or otherwise;

(f)	the Continuance shall have been completed;

(g)

the TSX shall have conditionally approved the listing and posting for trading on the TSX of, and the NYSE shall have approved the listing on the NYSE of, the Emera Shares to be issued pursuant to the Arrangement subject to official notice of issuance and customary conditions reasonably expected to be satisfied, as applicable;

(h)

the TSX shall have conditionally approved the listing and posting for trading on the TSX of the SpinCo Shares to be issued pursuant to the Arrangement, subject to customary conditions reasonably expected to be satisfied;

(i)	the Key Regulatory Approvals shall have been obtained, and the Key Regulatory Approvals shall be in full force and effect; and

(j)	no Order or Law is in effect which prevents, prohibits or makes the completion of the Arrangement illegal or otherwise prohibits or enjoins the Parties from completing the Arrangement.

The conditions in this Section 6.1 are for the mutual benefit of the Parties and may be asserted by any Party regardless of the circumstances and may be waived by the mutual written consent of the Parties, in whole or in part, at any time and from time to time without prejudice to any other rights that the Parties may have, including the right of the Parties to rely on any other of such conditions.

6.2        Additional Conditions to Obligations of Emera

The obligations of Emera to consummate the transactions contemplated by this Agreement, and, in particular, to complete the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

each Company and SpinCo shall have fulfilled and complied, in all material respects, with each of its covenants herein to be performed, fulfilled or complied with on or before the Effective Time, and each Company and SpinCo shall have provided to Emera a certificate of two executive officers certifying compliance with such covenants dated the Effective Date;

(b)

(i)

the representations and warranties of the Companies in Sections (a) (Organization and Qualification), (b) (Authority Relative to this Agreement and Support Agreements), (c) (Material Subsidiaries; Joint Ventures) and (d) (Ownership of Subsidiaries) of Schedule “F” and Schedule “G” shall be true and correct in all respects as of the Agreement Date and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak of an earlier date, the accuracy of which shall be determined as of such earlier date);

(ii)

the representations and warranties of the Companies in Section (x) (Capitalization) of Schedule “F” and Section (x) (Capitalization) of Schedule “G” shall be true and correct in all respects (except for de minimis inaccuracies) as of the Agreement Date and shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions and events or circumstances permitted hereunder) as of the Effective Date as if made on and as of such date; and

(iii)

all other representations and warranties of the Companies set forth in this Agreement shall be true and correct as of the Agreement Date and shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct would not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the applicable Company, on a consolidated basis, or prevent or materially delay the completion of the transactions contemplated in this Agreement (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality in such representations and warranties shall be ignored), and each Company shall have provided to Emera a certificate of two executive officers certifying such accuracy on the Effective Date;

(c)

(i)

the representations and warranties of SpinCo in Sections (a) (Organization and Qualification) and (b) (Authority Relative to this Agreement) of Schedule “H” shall be true and correct in all respects as of the Agreement Date and as of the Effective Date

as if made on and as of such date (except to the extent such representations and warranties speak of an earlier date, the accuracy of which shall be determined as of such earlier date); and

(ii)

all other representations and warranties of SpinCo set forth in this Agreement shall be true and correct in all material respects as of the Agreement Date and shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date) (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality in such representations and warranties shall be ignored), and SpinCo shall have provided to Emera a certificate of two executive officers certifying such accuracy on the Effective Date;

(d)	between the Agreement Date and the Effective Time, there shall not have occurred a Material Adverse Change in respect of either Company;

(e)

holders of not greater than 10.0% of the outstanding Canadian Utilities Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date; and

(f)

holders of not greater than 10.0% of the outstanding ATCO Shares shall have validly exercised Dissent Rights in respect of the Arrangement or the Continuance, in each case, that have not been withdrawn as of the Effective Date, provided that, for the purposes of calculating such percentage, any holder who has purported to exercise Dissent Rights in respect of both the Arrangement and the Continuance shall be counted only once.

The conditions in this Section 6.2 are for the exclusive benefit of Emera and may be asserted by Emera regardless of the circumstances or may be waived by Emera in the sole discretion of Emera, in whole or in part, at any time and from time to time without prejudice to any other rights which Emera may have, including the right of Emera to rely on any other of such conditions.

6.3        Additional Conditions to Obligations of the Companies

The obligations of each Company to consummate the transactions contemplated by this Agreement, and, in particular, to complete the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

Emera shall have fulfilled and complied, in all material respects, with each of its covenants herein to be performed, fulfilled or complied with on or before the Effective Time, and Emera shall have provided to the Companies a certificate of two executive officers certifying compliance with such covenants dated the Effective Date;

(b)

(i)

the representations and warranties of Emera in Sections (a) (Organization and Qualification), (b) (Authority Relative to this Agreement and Support Agreements), (c) (Material Subsidiaries; Joint Ventures), (d) (Ownership of Subsidiaries) and (p) (Residence) of Schedule “E” shall be true and correct in all respects as of the Agreement Date and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak of an earlier date, the accuracy of which shall be determined as of such earlier date);

(ii)

the representations and warranties of Emera in Section (y) (Capitalization) of Schedule “E” shall be true and correct in all respects (except for de minimis inaccuracies) as of the Agreement Date and shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions and events or circumstances permitted hereunder) as of the Effective Date as if made on and as of such date; and

(iii)

all other representations and warranties of Emera set forth in this Agreement shall be true and correct as of the Agreement Date and shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct would not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Emera, on a consolidated basis, or prevent or materially delay the completion of the transactions contemplated in this Agreement (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality in such representations and warranties shall be ignored), and Emera shall have provided to each Company a certificate of two executive officers certifying such accuracy on the Effective Date;

(c)

Emera shall have deposited, or caused to be deposited, with the Depositary, sufficient Emera Shares (or an irrevocable direction to the Depositary to issue Emera Shares in accordance with the Plan of Arrangement upon filing the Articles of Arrangement) to satisfy Emera’s obligations under Section 2.9; and

(d)	between the Agreement Date and the Effective Time, there shall not have occurred a Material Adverse Change in respect of Emera.

The conditions in this Section 6.3 are for the exclusive benefit of the Companies and may be asserted by either Company regardless of the circumstances or may be waived by the mutual consent of the Companies, in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Companies may have, including the right of the Companies to rely on any other of such conditions.

6.4        Notice and Cure Provisions

(a)

Each Party shall give prompt notice to the Other Parties of the occurrence, or failure to occur, at any time from the Agreement Date to the Effective Date, of any event or state of facts that would, or would be reasonably likely to:

(i)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the Agreement Date or at the Effective Date; or

(ii)	result in the failure to comply with or satisfy any covenant or condition to be complied with or satisfied by any Party hereunder prior to or at the Effective Date,

in each case to the extent that the conditions in Section 6.2(a) and Section 6.2(b), in the case of the Companies’ representations, warranties and covenants, Section 6.2(a) and Section 6.2(c), in the case of SpinCo’s representations, warranties and covenants, and Section 6.3(a) and Section 6.3(b), in the case of Emera’s representations, warranties and covenants, would not be capable of being satisfied at any time from the Agreement Date until the Effective Date. No such notification shall affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)

Neither of the Companies nor Emera may elect to terminate this Agreement as provided for in Section 9.1(c)(iv) (Breach of Representation or Warranty or Failure to Perform Covenants by either Company) or Section 9.1(d)(iv) (Breach of Representation or Warranty or Failure to Perform Covenants by Emera), as applicable, unless promptly, and in any event prior to the issuance of the Certificate of Arrangement: (i) the Party intending to rely thereon has delivered a written notice to the Other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or conditions precedent and shall provide in such notice that the Other Parties shall be entitled to cure any breach of a covenant or representation or warranty or other matters within ten (10) days after receipt of such notice (except that no cure period shall be provided and this Section 6.4(b) shall not apply in the case of a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); and (ii) if the breaches of covenants, representations and warranties or other matters specified in such notice have not been cured by the date that is the earlier of the Outside Date and the date that is ten (10) days after receipt of such notice, such date shall be the termination date. More than one such notice may be delivered by a Party. If such notice has been delivered within ten (10) days prior to the date of a Party’s Meeting, the Party receiving such notice may elect to postpone its Meeting until the expiry of such period.

6.5        Merger of Conditions

The conditions set out in this Article 6 are conclusively deemed to have been satisfied, waived or released upon the issuance of the Certificate of Arrangement.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1        Covenants Regarding Non-Solicitation

(a)

Each Party shall, and shall cause its respective subsidiaries and its and their officers, directors, employees, financial advisors, legal counsel, accountants and advisors (“Representatives”), as applicable, to: (i) immediately cease and cause to be terminated all existing solicitations, encouragements, discussions or negotiations (including through any Representatives of such Party), if any, initiated before the Agreement Date with respect to any Person (other than the Other Parties) that has made, indicated any interest in making or may reasonably be expected to make, an Acquisition Proposal; (ii) as and from the Agreement Date until termination of this Agreement pursuant to Article 9, immediately discontinue providing access to, and disclosure of, any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise, in each case, to any Person (other than the Other Parties) that has made, indicated any interest in making or may reasonably be expected to make, an Acquisition Proposal; (iii) pursuant to, and in accordance with, each applicable confidentiality agreement, promptly request (A) the return or destruction of all information provided in the last twelve months to any Person that has made or indicated any interest in making or may reasonably be expected to make an Acquisition Proposal and that has entered into a confidentiality agreement with the applicable Party in connection therewith and (B) the destruction by all recipients thereof of all material including or incorporating or otherwise reflecting such confidential information of the Party or any of its subsidiaries (subject to rights of retention such parties may have under such confidentiality agreements), and shall use reasonable commercial efforts to cause such requests to be honoured; and (iv) enforce and not release, waive, terminate or otherwise forbear in the enforcement of, amend or modify, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear or amend or modify, any rights or other benefits under any confidentiality or standstill agreements to which such Party or any subsidiary thereof is a party, including any standstill, non-disclosure, non-disturbance and similar covenants thereunder.

(b)	No Party shall, directly or indirectly, do, or authorize or permit any of its Representatives to do, any of the following:

(i)

solicit, assist, initiate, entertain or knowingly facilitate or knowingly encourage or take any action to solicit, assist, initiate, entertain or knowingly facilitate or knowingly encourage any Acquisition Proposal, or engage in any communications regarding the making of any proposal or offer that constitutes or may reasonably be expected to lead to an Acquisition Proposal, including by way of furnishing information or access to properties, facilities or books and records;

(ii)

withdraw, amend, modify or qualify, or propose to withdraw, amend, modify or qualify, in each case, in any manner adverse to the Other Parties, (x) in the case of ATCO, the ATCO Board Recommendation (or any related recommendation by any committee of the ATCO Board); (y) in the case of Canadian Utilities, the Canadian Utilities Board Recommendation (or any related recommendation by any committee of the Canadian Utilities Board); and (z) in the case of Emera, the Emera Board Recommendation (or any related recommendation by any committee of the Emera Board);

(iii)	make any public announcement or take any other action inconsistent with the ATCO Board Recommendation, the Canadian Utilities Board Recommendation, or the Emera Board Recommendation, as applicable;

(iv)

enter into or otherwise engage or participate in any negotiations or discussions regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to an Acquisition Proposal, or furnish or provide access to any information with respect to such Party’s securities, business, properties, operations or conditions (financial or otherwise) in connection with, or in furtherance of, an Acquisition Proposal, or otherwise cooperate in any way with, or assist, knowingly participate in, knowingly facilitate or knowingly encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(v)

accept, recommend, approve, agree to, endorse, or publicly propose to accept, recommend, approve, agree to or endorse, or take no position or a neutral position with respect to, any Acquisition Proposal (it being understood that publicly taking no position with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for a period of no more than five (5) Business Days will not be considered to be in violation of this Section 7.1, provided that the board of directors of each Party subject to the Acquisition Proposal has rejected such Acquisition Proposal and reaffirmed the ATCO Board Recommendation, the Canadian Utilities Board Recommendation, or the Emera Board Recommendation, as applicable, before the end of such five (5) Business Day period or, in the event such Party’s Meeting is scheduled to occur within such five (5) Business Day period, prior to the second day prior to the date of such Meeting); or

(vi)

accept, approve, endorse, recommend or enter into (other than a confidentiality and standstill agreement permitted by and in accordance with Section 7.1(b)(vii)) or publicly propose to accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement (including any letter of intent or agreement in principle) in respect of, or in any way related to, any Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any Person, if the Party completes the transactions contemplated by this Agreement;

except that notwithstanding the provisions of Section 7.1(a) or this Section 7.1(b), each Party and its Representatives may:

(vii)

in the case of ATCO, at any time prior to obtaining the ATCO Required Approval, in the case of Canadian Utilities, at any time prior to obtaining the Canadian Utilities Required Approval and, in the case of Emera, at any time prior to obtaining the approval of the Emera Share Issuance Resolution, enter into, or participate in, any discussions or negotiations with an arm’s length third party that is not in material breach of any confidentiality or standstill agreement to which such Party is a party and who seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement (referred to herein as a “confidentiality and standstill agreement”) with terms at least as restrictive to such counterparty as, and no more beneficial to such third party than, the Confidentiality Agreement (on the condition that such confidentiality and standstill agreement shall: (A) provide for the disclosure thereof, along with the information provided thereunder, to the Other Parties, (B) allow disclosure of the making and terms of any Acquisition Proposal made by the third party as contemplated herein, and (C) not contain any provision restricting such Party from complying with this Section 7.1), may furnish to such third party information concerning such Party and its business, affairs, properties and assets (on the condition that such third party is not furnished with greater access or information than the Other Parties), in each case if and only to the extent that:

(A)

the third party has first made a written bona fide Acquisition Proposal, which, in the case of the Companies, both the ATCO Board and the Canadian Utilities Board, or, in the case of Emera, the Emera Board, determines in good faith, after consultation with its or their respective legal counsel and its or their respective Financial Advisors or other professional financial advisors, constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal (for certainty, if only one Company Board makes such determination, neither Company shall be permitted to furnish to such third party information concerning the Companies and their business, affairs, properties and assets pursuant to this Section 7.1(b)(vii));

(B)

prior to furnishing such information to, or entering into, or participating in any discussions or negotiations with such third party, the Receiving Party promptly provides written notice to the Other Parties to the effect that it is furnishing information to, or entering into, or participating in discussions or negotiations with, such third party and provides to the Other Parties a true and complete copy of the final executed confidentiality and standstill agreement entered into with such third party in compliance with this Section 7.1(b)(vii) and the information required to be provided under Sections 7.1(c) and 7.1(d); and

(C)

the Receiving Party has been, and would be after entering into or participating in any such discussions or negotiations, in compliance, in all material respects, with all of its obligations under this Section 7.1;

(viii)

subject to Section 7.1(b)(ix), comply with Division 3 of National Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to the ATCO Securityholders, the Canadian Utilities Securityholders or the Emera Shareholders, as applicable; and

(ix)

in the case of ATCO, at any time prior to obtaining the ATCO Required Approval, in the case of Canadian Utilities, at any time prior to obtaining the Canadian Utilities Required Approval and, in the case of Emera, at any time prior to obtaining approval of the Emera Share Issuance Resolution, recommend a Superior Proposal, withdraw the ATCO Board Recommendation, the Canadian Utilities Board Recommendation or the Emera Board Recommendation, as applicable, and/or accept, approve or enter into a Permitted Acquisition Agreement in respect of a Superior Proposal, but only if, prior to such recommendation, withdrawal and/or acceptance, approval or entering into the Permitted Acquisition Agreement:

(A)

if such Acquisition Proposal relates to both Companies: (I) the ATCO Board has first concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 7.1(d) and after receiving the advice of its Financial Advisors or other professional financial advisors and legal counsel, that such Superior Proposal is in the best interests of ATCO and that the failure by the ATCO Board to take such action would be inconsistent with its fiduciary duties under Applicable Law; and (II) following an affirmative determination by the ATCO Board pursuant to (I), the Canadian Utilities Board has concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 7.1(d) and after receiving the advice of its Financial Advisors or other professional financial advisors and legal counsel, that such Superior Proposal is in the best interests of Canadian Utilities and that the failure by the Canadian Utilities Board to take such action would be inconsistent with its fiduciary duties under Applicable Law;

(B)

if such Acquisition Proposal relates to Emera, Emera has concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 7.1(d) and after receiving the advice of its Financial Advisors or other professional financial advisors and legal counsel, that such Superior Proposal is in the best interests of Emera and that the failure by the Emera Board to take such action would be inconsistent with its fiduciary duties under Applicable Law; and

(C)	such Party complies, in all material respects, with its obligations set out in Section 7.1(d).

(c)

If, after the Agreement Date, any Party or any of their respective subsidiaries (in each case, the “Receiving Party”) is in receipt of a bona fide Acquisition Proposal or any request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to the Receiving Party or its properties, facilities, books or records, the Receiving Party shall promptly (and in any event within 24 hours of receipt by the Receiving Party) notify the Other Parties (at first orally and then in writing) of such Acquisition Proposal or request or any amendments to the foregoing received by such Receiving Party. Such notice shall include a copy of such Acquisition Proposal (or any amendment thereto) or request for non-public information relating to the Receiving Party or its properties, facilities, books or records, or, if no written Acquisition Proposal or request has been received, a description of the material terms and conditions of, and the identity of the Person making such inquiry, proposal, offer or request (to the extent then known by the Receiving Party). The Receiving Party shall also provide such further and other details of the Acquisition Proposal, request or any amendment thereto as the Other Parties may reasonably request (to the extent then known by the Receiving Party). The Receiving Party shall keep the Other Parties fully and promptly informed of the status, including any change to material terms, of any Acquisition Proposal, request or any amendment thereto, shall respond promptly to all reasonable inquiries by the Other Parties with respect thereto, and shall promptly provide to the Other Parties copies of all substantive correspondence and other written material sent or provided to the Receiving Party by any Person in connection with the foregoing or sent or provided by the Receiving Party to any Person in connection with the foregoing.

(d)

Following the determination by both Company Boards or the Emera Board, as applicable, that a Superior Proposal is in the best interests of the Companies or Emera, as applicable, and that the failure by the Company Boards or Emera Board, as applicable, to take such action would be inconsistent with their respective or its fiduciary duties under Applicable Law, in each case, in accordance with Section 7.1(b)(ix), the applicable Parties or Party shall give the Other Parties, in writing, at least five (5) Business Days’ advance notice of any decision by the Company Boards or the Emera Board, as applicable, to recommend such Superior Proposal, withdraw the ATCO Board Recommendation, Canadian Utilities Board Recommendation or Emera Board Recommendation, as applicable, and/or to accept, approve or enter into a Permitted Acquisition Agreement in respect of a Superior Proposal, which notice must:

(i)	confirm that the Company Boards have or the Emera Board has, as applicable, determined that such Acquisition Proposal constitutes a Superior Proposal;

(ii)

identify the third party making the Superior Proposal and provide a true and complete copy of the Superior Proposal and/or the proposed Permitted Acquisition Agreement and any amendments thereto, together with all supporting materials, including any financing documents supplied to the Party in connection therewith; and

(iii)

if the applicable Party is proposing to enter into a Permitted Acquisition Agreement, include confirmation that the completion of the transactions contemplated by such Permitted Acquisition Agreement is not subject to any financing condition, due diligence condition or access condition.

During the five (5) Business Day period commencing on the delivery of a complete copy of the notice referred to in Section 7.1(d), containing all of the foregoing materials (such period, the “Matching Period”), the Party or Parties, as applicable, subject to such Superior Proposal agree(s) not to recommend such Superior Proposal or accept, approve or enter into a Permitted Acquisition Agreement in respect of such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not change, withdraw, withhold, amend, modify or qualify, or propose publicly to change, withdraw, withhold, amend, modify or qualify, the ATCO Board Recommendation, Canadian Utilities Board Recommendation, or Emera Board Recommendation, as applicable.

During the Matching Period, or such longer period as Emera and the Companies may agree in writing for such purpose:

(iv)	in the event that the Acquisition Proposal is in respect of both Companies:

(A)	each Company shall, and shall cause its financial and legal advisors to, negotiate in good faith with Emera and its financial and legal advisors to make such adjustments to the terms and conditions of this Agreement and the Arrangement as would enable the Companies to proceed with the Arrangement as amended rather than recommending the Superior Proposal and/or accepting, approving or entering into a Permitted Acquisition Agreement in respect of such Superior Proposal; and

(B)

if Emera proposes to amend this Agreement and the Arrangement and (I) the ATCO Board has first determined that, after giving effect to such amendment, such Acquisition Proposal would cease to be a Companies Superior Proposal; and (II) following an affirmative determination by the ATCO Board pursuant to (I), the Canadian Utilities Board has determined that, after giving effect to such amendment, such Acquisition Proposal would cease to be a Companies Superior Proposal, then: (x) the Companies shall promptly so advise Emera; (y) the Parties shall amend this Agreement to proceed with the transactions contemplated by this Agreement on such amended terms, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing; and (z) neither the ATCO Board nor the Canadian Utilities Board shall recommend such Acquisition Proposal or accept, approve or enter into an agreement to implement such Acquisition Proposal (being, for greater certainty, a Permitted Acquisition Agreement or any other agreement) and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not change, withdraw, withhold, amend, modify or qualify, or propose publicly to change, withdraw, withhold, amend, modify or qualify the applicable Company Board Recommendation;

(v)	in the event that the Acquisition Proposal is in respect of Emera:

(A)

Emera shall, and shall cause its financial and legal advisors to, negotiate in good faith with the Companies and their financial and legal advisors to make such adjustments to the terms and conditions of this Agreement and the Arrangement as would enable Emera to proceed with the Arrangement as amended rather than recommending the Superior Proposal and/or accepting, approving or entering into a Permitted Acquisition Agreement in respect of such Superior Proposal; and

(B)

if the Companies propose to amend this Agreement and the Arrangement and the Emera Board determines that, after giving effect to such amendment, such Acquisition Proposal would cease to be an Emera Superior Proposal, then: (x) Emera shall promptly so advise the Companies; (y) the Parties shall amend this Agreement to proceed with the transactions contemplated by this Agreement on such amended terms, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing; and (z) the Emera Board shall not recommend such Acquisition Proposal or accept, approve or enter into an agreement to implement such Acquisition Proposal (being, for greater certainty, a Permitted Acquisition Agreement or any other agreement) and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not change, withdraw, withhold, amend, modify or qualify, or propose publicly to change, withdraw, withhold, amend, modify or qualify the Emera Board Recommendation.

(e)

In the event that a Party or Parties provide(s) delivery of a complete copy of the notice referred to in Section 7.1(d) on a date which is less than five (5) Business Days prior to its or their Meeting(s), the Other Parties that receive such notice shall be entitled to adjourn or postpone its or their Meeting(s) and shall be entitled to require the Party or Parties that delivered such notice to adjourn or postpone its or their Meetings, in each case, to a date that is not more than ten (10) Business Days after the date of such notice.

(f)	For certainty and notwithstanding anything in this Agreement to the contrary:

(i)

no Party shall be permitted to accept, approve or enter into an agreement providing for, or implementing, a Superior Proposal unless such agreement constitutes a Permitted Acquisition Agreement and such Party has complied with its obligations under this Section 7.1. In addition, each Party hereby agrees that any Permitted Acquisition Agreement entered into in accordance with this Section 7.1 shall in all instances satisfy each of the criteria of a Permitted Acquisition Agreement and such Party shall not amend, waive or otherwise vary any of the provisions of such Permitted Acquisition Agreement in a manner which would be inconsistent with any of the criteria of a Permitted Acquisition Agreement;

(ii)

notwithstanding any recommendation of a Companies Superior Proposal, withdrawal of the ATCO Board Recommendation or the Canadian Utilities Board Recommendation, as applicable, or the acceptance, approval or entry into a Permitted Acquisition Agreement in respect of a Superior Proposal by either Company, in each case, in compliance with this Section 7.1: (A) the Companies shall cause the ATCO Meeting and the Canadian Utilities Meeting to occur and the applicable Transaction Resolutions to be put to Company Shareholders thereat for consideration and the Companies shall not submit to vote any Acquisition Proposal to their respective Company Shareholders prior to the termination of this Agreement, and (B) any such recommendation of a Companies Superior Proposal, withdrawal of the ATCO Board Recommendation or the Canadian Utilities Board Recommendation, as applicable, or the acceptance, approval or entry into a Permitted Acquisition Agreement in respect of a Superior Proposal by either Company shall not entitle either Company to terminate this Agreement and/or enter into a Contract (other than a Permitted Acquisition Agreement) in respect of such Superior Proposal; and

(iii)

notwithstanding any recommendation of an Emera Superior Proposal, withdrawal of the Emera Board Recommendation, or the acceptance, approval or entry into a Permitted Acquisition Agreement in respect of a Superior Proposal by Emera, in each case, in compliance with this Section 7.1: (A) Emera shall cause the Emera Meeting to occur and the Emera Share Issuance Resolution to be put to Emera Shareholders thereat for consideration and Emera shall not submit to vote any Acquisition Proposal to Emera Shareholders prior to the termination of this Agreement, and (B) any such recommendation of an Emera Superior Proposal, withdrawal of the Emera Board Recommendation, or the acceptance, approval or entry into a Permitted Acquisition Agreement in respect of a Superior Proposal by Emera shall not entitle Emera to terminate this Agreement and/or enter into a Contract (other than a Permitted Acquisition Agreement) in respect of such Superior Proposal.

(g)

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the shareholders of the Party subject to such Acquisition Proposal or other material terms or conditions thereof, shall constitute a new Acquisition Proposal for the purposes of Section 7.1(d) and initiate a new Matching Period.

(h)	If the Acquisition Proposal is in respect of both Companies, the ATCO Board and the Canadian Utilities Board shall promptly and, in any event, within 24 hours after the determination in clause (i) or (ii) below, reaffirm the applicable Company Board Recommendation by news release after any Acquisition Proposal is publicly announced or made if: (i) either the ATCO Board or the Canadian Utilities Board determines that such Acquisition Proposal does not constitute a Companies Superior Proposal; or (ii) both the ATCO Board and the Canadian Utilities Board determine that an amendment to the terms of this Agreement has been agreed that results in the Acquisition Proposal ceasing to be a Companies Superior Proposal in accordance with this Section 7.1.

(i)

If the Acquisition Proposal is in respect of Emera, the Emera Board shall promptly and, in any event, within 24 hours after the determination in clause (i) or (ii) below, reaffirm the Emera Board Recommendation by news release after any Acquisition Proposal is publicly announced or made if: (i) the Emera Board determines that such Acquisition Proposal does not constitute an Emera Superior Proposal; or (ii) the Emera Board determines that an amendment to the terms of this Agreement has been agreed that results in the Acquisition Proposal ceasing to be an Emera Superior Proposal in accordance with this Section 7.1.

(j)

Each Party shall provide the Other Parties and its legal counsel with a reasonable opportunity to review the form and content of any news release provided for in Sections 7.1(h) and 7.1(i) and shall make all reasonable amendments to such news release as requested by the Other Parties and its legal counsel.

(k)

Each Party agrees that all information that may be provided to it by the Other Parties with respect to any Superior Proposal pursuant to this Section 7.1 shall be treated as if it were “Evaluation Information” as that term is defined in the Confidentiality Agreement, and such information shall not be disclosed or used except in accordance with the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(l)	Each Company shall ensure that its Representatives are aware of the provisions of this Section 7.1. Each Company shall be severally liable for any breach of this Section 7.1 by its Representatives.

7.2     Access to Information; Confidentiality

(a)

From and after the Agreement Date until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with Applicable Laws (including antitrust and competition Laws) and the terms of any existing Contracts (including the Confidentiality Agreement), each Company shall, and shall cause each other member of the applicable Company Group and its and their respective Representatives to, provide Emera and its Representatives such access as Emera may reasonably require at all reasonable times, at Emera’s sole cost and expense and only during normal business hours, including for the purpose of facilitating integration business planning, to their premises (including field offices and sites), books, Contracts, Returns, records, Information Technology, properties, assets, officers, employees, agents and management personnel, and shall furnish promptly to Emera all data and information as Emera may reasonably request in order to permit Emera to be in a position to expeditiously and efficiently integrate the business and operations of Emera and the Companies after the Effective Date; provided that no investigations made by or on behalf of Emera, whether under this Section 7.2 or otherwise, shall waive, diminish the scope of, or otherwise affect, or be deemed to modify, any representation or warranty made by the Companies herein. Without limiting the foregoing and subject to compliance with Applicable Law and the terms of any existing Contracts (including the Confidentiality Agreement): (i) Emera and its Representatives shall, upon reasonable prior notice, have the right to conduct inspections of the properties of each member of each Company Group; (ii) each Company shall, upon Emera’s reasonable request, facilitate discussions between Emera and any third party from whom consent may be required; and (iii) the Companies and Emera shall form a committee consisting of appropriate senior officers and other representatives that shall meet on a regular basis for the purpose of integration business planning, with mechanisms in place to ensure that all pre-closing activities of the Companies and Emera continue to be conducted independently and in compliance with Applicable Laws.

(b)

Each Company shall provide information and reasonable assistance to Emera in implementing a communications plan of Emera in respect of the ATCO Employees and Canadian Utilities Employees. Emera shall consult with and consider the reasonable comments of the Companies in connection with the implementation of such plan. The Companies shall coordinate reasonable access to their respective employees (other than SpinCo Employees), from time to time, as reasonably requested by Emera and may attend and participate in any discussions or presentations in connection therewith.

(c)

Nothing in this Section 7.2 shall require a Party to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or information that, in the opinion of the Party, acting reasonably, is competitively sensitive (provided that the Parties acknowledge and agree that external counsel to the Parties may have access to such information on a privileged and confidential basis in connection with obtaining regulatory approvals required in connection with the Arrangement, including the Key Regulatory Approvals) or may result in jeopardizing a Party’s legal privilege in respect of such information.

(d)

Notwithstanding any other provision of this Section 7.2, unless required in accordance with the Transition Plan, ATCO shall not be required to provide Emera or its Representatives with access to, or to furnish Emera or its Representatives with, any premises (including field offices and sites), books, Contracts, Returns, records, Information Technology, properties, assets, SpinCo Employees, agents, data or information that relates exclusively to SpinCo, the Spun-Out Business, the SpinCo Assets, the SpinCo Liabilities or the SpinCo Subsidiaries.

(e)

The Parties acknowledge and agree that all information provided by a Party (or any of its Representatives) pursuant to this Section 7.2 shall be considered to be “Evaluation Information” for purposes of the Confidentiality Agreement and shall be subject to the Confidentiality Agreement.

7.3     Insurance and Indemnification

(a)

Emera and the Companies agree that all rights to indemnification, expense reimbursement or exculpation now existing in favour of present and former officers and directors of the Companies shall survive completion of the Arrangement and, after the Effective Time, each of the Companies and any successor thereto will not take any action to terminate or adversely affect, and will fulfill its obligations pursuant to, expense advancement and exculpation arrangements and indemnities provided or available to or in favour of past and present officers and directors of the Companies pursuant to the provisions of the articles, by-laws or other constating documents of the Companies, applicable corporate legislation and any written indemnity agreements (and each of them), which have been entered into between a Company and any of its past or current officers or directors effective on or prior to the Agreement Date.

(b)

Prior to the Effective Time, each Company shall purchase run off directors’ and officers’ liability insurance for the benefit of its officers and directors having a coverage period of up to six (6) years from the Effective Time; provided that Emera will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies for each Company shall not exceed 300% of the applicable Company’s current annual aggregate premium for policies currently maintained by the Company or its subsidiaries (excluding Canadian Utilities as a subsidiary of ATCO).

(c)

In the event that Emera or any of its successors or assigns shall (i) consolidate with or merge or amalgamate into any other Person and shall not be the continuing or surviving company or entity of such consolidation, merger or amalgamation or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, Emera shall cause proper provision to be made so that the successor and assign of Emera or all or substantially all of its properties and assets, as the case may be, assumes the obligations set forth in this Section 7.3.

7.4     Financial Advisors

As at the Agreement Date, Emera and the Companies represent and warrant to each other that, except for the Emera Financial Advisors in the case of Emera, the ATCO Financial Advisors in the case of ATCO, and the Canadian Utilities Financial Advisor and the Canadian Utilities Special Committee Financial Advisor in the case of Canadian Utilities, no financial advisor, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Arrangement. Each Party has provided to the Other Parties a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors as are in existence at the Agreement Date and agrees: (a) not to amend the terms of any such agreements relating to the payment of fees and expenses or indemnification without the prior written approval of the Other Parties; and (b) not to disclose the terms of the agreements between the Other Parties and its or their respective financial advisors to such Party’s financial advisors. To the extent that such an agreement between a Party and its financial advisor does not exist at the Agreement Date, such Party shall disclose to the Other Parties in writing the aggregate amount payable to such financial advisor in connection with the Arrangement.

7.5     Privacy Issues

(a)

For purposes of this Section 7.5, “Transferred Information” means any Personal Information to be disclosed or conveyed to one Party or any of its Representatives (for purposes of this Section 7.5, the “Recipient”) by or on behalf of one of the Other Parties (for purposes of this Section 7.5, the “Disclosing Party”) as a result of or in conjunction with the transactions contemplated herein, and includes all such Personal Information disclosed to the Recipient on or prior to the Agreement Date.

(b)

Each Disclosing Party acknowledges and confirms that any Transferred Information which it discloses to a Recipient is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated in this Agreement, and if the determination is made to proceed with such transactions contemplated, to complete them.

(c)

Each Disclosing Party covenants and agrees to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and, where applicable, any additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by Applicable Law, obtained the consent of such individual to such collection, use or disclosure.

(d)	In addition to its other obligations hereunder, each of the Parties covenants and agrees to:

(i)	prior to the completion of the transactions contemplated herein:

(A)

collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated hereby, including for the purpose of determining whether to complete such transactions;

(B)

protect the Transferred Information by making security arrangements against such risks as unauthorized access, collection, use, disclosure, copying, modification, disposal or destruction; provided, however, that such arrangements include, at a minimum, safeguards that are appropriate to the sensitivity of the Transferred Information; and

(C)	if the transactions contemplated hereby do not proceed, promptly return the Transferred Information to the Disclosing Party or securely destroy it, at the Disclosing Party’s election;

(ii)	after the completion of the transactions contemplated herein:

(A)	use and disclose the Transferred Information under its control only for those purposes for which the Transferred Information was initially collected, permitted to be used or disclosed, unless:

(I)

the Disclosing Party or the Recipient has first notified the individual about whom the Transferred Information related of any additional purpose, and where required by Applicable Law, obtained the consent of such individual to such additional purpose; or

(II)	such use or disclosure is permitted or authorized by Applicable Law, without notice to, or consent from, such individual;

(B)

protect the Transferred Information under its control by making security arrangements against such risks as unauthorized access, collection, use, disclosure, copying, modification, disposal or destruction; provided, however, that such arrangements include, at a minimum, safeguards that are appropriate to the sensitivity of the Transferred Information; and

(C)	give effect to any withdrawal of consent made by an individual to whom the Transferred Information under its control relates; and

(iii)

notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to the Recipient requires the consent of, or the provision of notice to, the individual about whom the Transferred Information relates, the Disclosing Party shall not disclose or transfer such Transferred Information until it has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Law, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Applicable Laws.

(e)

Where required by Applicable Law, each of the Parties agrees to promptly notify the individuals about whom the Transferred Information relates that the transactions contemplated herein have taken place and that their Transferred Information has been disclosed in connection herewith.

ARTICLE 8

AMENDMENT

8.1        Amendment

Subject to the Interim Order, the Final Order and Applicable Laws, this Agreement (other than the Plan of Arrangement, which may only be amended in accordance with Article 6 thereof) may, at any time and from time to time before or after the holding of the Meetings, but prior to the Effective Time, be amended by written agreement of the Parties without further notice to, or authorization from, the Company Shareholders or Emera Shareholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of any Party hereunder;

(b)	waive any inaccuracies in, or modify, any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with, or modify, any of the covenants contained herein or waive or modify performance of any of the obligations of any Party hereunder; or

(d)	waive satisfaction of, or modify, any of the conditions precedent set out herein,

on the condition that no such amendment: (i) reduces or modifies or otherwise changes the substance or form of the Consideration to be received under the Arrangement by the Company Shareholders without approval by the Company Shareholders given in the same manner as required for the approval of the Transaction Resolutions, or (ii) increases the maximum number of Emera Shares issuable to the Company Shareholders pursuant to the Arrangement without approval by the Emera Shareholders given in the same manner as required for the approval of the Emera Share Issuance Resolution.

ARTICLE 9

TERMINATION AND TERMINATION FEES

9.1        Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written agreement of the Parties;

(b)	by any one of Emera, ATCO or Canadian Utilities if:

(i)

the ATCO Shareholders fail to approve the Continuance Resolution or the ATCO Securityholders fail to approve the ATCO Arrangement Resolution, in each case, by the applicable ATCO Required Approval at the ATCO Meeting in accordance with the Interim Order;

(ii)

the Canadian Utilities Securityholders fail to approve the Canadian Utilities Arrangement Resolution by the Canadian Utilities Required Approval at the Canadian Utilities Meeting in accordance with the Interim Order;

(iii)	the Emera Shareholders fail to approve the Emera Share Issuance Resolution at the Emera Meeting;

(iv)

a change in Law is enacted, made, enforced or amended that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Parties from completing the Arrangement, and such Law has, if applicable, become final and non-appealable, on the condition that: (A) the Party seeking to terminate this Agreement has used its reasonable commercial efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; and (B) the enactment, making, enforcement or amendment of such Law was not primarily due to the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(v)

the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 9.1(b)(v) shall not be available to a Party whose failure to fulfill any of its obligations under this Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(c)	by Emera if:

(i)

prior to the approval of the Transaction Resolutions, either Company Board (or any committee thereof): (A) fails to make the applicable Company Board Recommendation as required hereunder; (B) changes, withdraws, withholds, amends, modifies or qualifies, or proposes publicly to change, withdraw, withhold, amend, modify or qualify, the applicable Company Board Recommendation, in each case, in a manner adverse to Emera (it being understood that the taking of no position or a neutral position with respect to a publicly announced or publicly proposed Acquisition Proposal beyond a period of five (5) Business Days following such announcement shall be considered an adverse modification to such recommendation); (C) fails to reaffirm publicly the applicable Company Board Recommendation in the manner and within the time period set out in Section 7.1(h) or within five (5) Business Days after having been requested to do so by Emera; or (D) resolves to do any of the foregoing;

(ii)

prior to the approval of the Transaction Resolutions, either Company Board (or any committee thereof) accepts, recommends, approves, agrees to, endorses, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into a Permitted Acquisition Agreement in respect of a Companies Superior Proposal or both Companies enter into a Permitted Acquisition Agreement in respect of a Companies Superior Proposal;

(iii)	either Company breaches its obligations under Section 7.1 in any material respect;

(iv)

either Company or SpinCo breaches any of its representations or warranties or fails to perform any of its covenants or agreements under this Agreement and such breach or failure would cause any of the conditions set forth in Sections 6.2(a), 6.2(b) or 6.2(c) not to be satisfied and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 6.4; provided that Emera is in compliance with its obligations as provided in Section 6.4(b), if applicable, and on the condition that the failure to satisfy the particular condition precedent being relied upon as a basis for termination of this Agreement did not occur as a result of a breach by Emera of any of its covenants or obligations under this Agreement;

(v)	there has occurred a Material Adverse Effect with respect to either Company which is incapable of being cured on or prior to the Outside Date; or

(d)	by either Company if:

(i)

prior to the approval of the Emera Share Issuance Resolution, the Emera Board (or any committee thereof): (A) fails to make the Emera Board Recommendation as required hereunder; (B) changes, withdraws, withholds, amends, modifies or qualifies, or proposes publicly to change, withdraw, withhold, amend, modify or qualify, the Emera Board Recommendation in a manner adverse to either Company (it being understood that the taking of no position or a neutral position with respect to a publicly announced or publicly proposed Acquisition Proposal beyond a period of five (5) Business Days following such announcement shall be considered an adverse modification to such recommendation); (C) fails to reaffirm publicly the Emera Board Recommendation in the manner and within the time period set out in Section 7.1(h) or within five (5) Business Days after having been requested to do so by either Company; or (D) resolves to do any of the foregoing;

(ii)

prior to the approval of the Emera Share Issuance Resolution, the Emera Board (or any committee thereof) accepts, recommends, approves, agrees to, endorses, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into a Permitted Acquisition Agreement in respect of an Emera Superior Proposal or Emera enters into a Permitted Acquisition Agreement in respect of an Emera Superior Proposal;

(iii)	Emera breaches its obligations under Section 7.1 in any material respect;

(iv)

Emera breaches any of its representations or warranties or fails to perform any of its covenants or agreements under this Agreement and such breach or failure would cause any of the conditions set forth in Sections 6.3(a) or 6.3(b) not to be satisfied and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 6.4; provided that the Company seeking termination is in compliance with its obligations as provided in Section 6.4(b), if applicable, and on the condition that the failure to satisfy the particular condition precedent being relied upon as a basis for termination of this Agreement did not occur as a result of a breach by either Company of any of its covenants or obligations under this Agreement; or

(v)	there has occurred a Material Adverse Effect with respect to Emera which is incapable of being cured on or prior to the Outside Date.

9.2        Notice and Effect of Termination

(a)

The Party desiring to terminate this Agreement pursuant to Section 9.1 (other than pursuant to Section 9.1(c)(iv) (Breach of Representation or Warranty or Failure to Perform Covenants by either Company) or Section 9.1(d)(iv) (Breach of Representation or Warranty or Failure to Perform Covenants by Emera) in circumstances in which Section 6.4(b) is applicable and has been complied with) shall give written notice of such termination to the Other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(b)

If this Agreement is terminated in the circumstances set out in Section 9.1, this Agreement shall forthwith become void and no Party shall have any liability or further obligation to the Other Parties hereunder, except with respect to the obligations set forth in this Section 9.2, Sections 1.11, 3.3(h), 3.3(i), 3.3(j), 3.3(k), 7.5, 9.4, 9.5, 9.6, Article 10 and Article 11, where applicable, which shall survive any termination hereof. Nothing contained in this Section 9.2 shall relieve any Party from liability for any fraud, or wilful or intentional breach of any provision of this Agreement prior to the termination of this Agreement. No termination of this Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement, except to the extent specified therein.

9.3        Waiver

Any of the Companies, SpinCo or Emera may: (a) extend the time for the performance of any of the obligations or other acts of the Other Parties; (b) waive compliance with any of the Other Parties’ agreements or the fulfillment of any conditions to its own obligations contained herein; and (c) waive inaccuracies in any of the Other Parties’ representations or warranties contained herein or in any document delivered by the Other Parties; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable, which waiver shall apply only to the specific matters identified in such instrument. No failure or delay by any Party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise preclude any other or further exercise of any right, power or privilege under this Agreement.

9.4        Termination Fees

(a)

Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees but subject to Section 9.4(d), if an Emera Disposition Event occurs, Canadian Utilities, on behalf of the Companies, shall pay the Emera Damages Amount to Emera (or as Emera may direct by notice in writing) in accordance with Section 9.4(c).

(b)	For the purpose of this Agreement, “Emera Damages Amount” means $432,000,000, and “Emera Disposition Event” means the termination of this Agreement:

(i)	by Emera, pursuant to Section 9.1(c)(i) (Change in Company Recommendation), Section 9.1(c)(ii) (Company Acquisition Agreement), or 9.1(c)(iii) (Company Breach of Non-Solicitation);

(ii)

by any Party pursuant to Section 9.1 if at such time Emera is entitled to terminate this Agreement pursuant to Section 9.1(c)(i) (Change in Company Recommendation), Section 9.1(c)(ii) (Company Acquisition Agreement), or 9.1(c)(iii) (Company Breach of Non-Solicitation);

(iii)

(A) by ATCO, Canadian Utilities or Emera pursuant to Sections 9.1(b)(i) or 9.1(b)(ii) (Failure to Obtain Companies Shareholder Approval) or 9.1(b)(v) (Occurrence of Outside Date), or (B) by Emera pursuant to 9.1(c)(iv) (Breach of Representation or Warranty or Failure to Perform Covenants by either Company), in each case, if prior to such termination, an Acquisition Proposal, or an intention to make an Acquisition Proposal, for either Company or both Companies has been publicly announced, proposed, disclosed, offered or made by any Person (other than Emera or any of its affiliates) and, within twelve (12) months following the date of such termination:

(A)

either Company enters into (1) a binding definitive agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 7.1(b)) in respect of any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (iii) above), or (2) a Permitted Acquisition Agreement in respect of an Acquisition Proposal has become effective, and in either case any such Acquisition Proposal is subsequently consummated at any time thereafter (whether or not within such twelve (12) month period); or

(B)	any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (iii) above) is consummated with either Company or both Companies.

For the purposes of the foregoing Section 9.4(b)(iii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(c)

The Emera Damages Amount shall be paid by Canadian Utilities, on behalf of the Companies, in consideration for the disposition of Emera’s rights under this Agreement, in immediately available funds, to an account designated by Emera, as follows:

(i)

if the Emera Damages Amount is payable due to a termination of this Agreement as described in Section 9.4(b)(i) or Section 9.4(b)(ii), the Emera Damages Amount shall be payable within two (2) Business Days following the termination of this Agreement; or

(ii)	if the Emera Damages Amount is payable pursuant to Section 9.4(b)(iii), the Emera Damages Amount shall be payable upon the consummation of the Acquisition Proposal referred to therein.

(d)	The Companies shall not be obligated to pay more than one Emera Damages Amount pursuant to this Section 9.4.

(e)

Notwithstanding that Canadian Utilities is responsible for the payment of the Emera Damages Amount on behalf of the Companies pursuant to this Agreement, the obligation to pay the Emera Damages Amount shall be joint and several as between ATCO and Canadian Utilities and ATCO shall promptly pay the Emera Damages Amount upon any failure of Canadian Utilities to make such payment on behalf of the Companies in accordance with the terms of this Section 9.4.

(f)

Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees but subject to Section 9.4(i), if a Company Disposition Event occurs, Emera shall pay the Company Damages Amount to Canadian Utilities (or as Canadian Utilities may direct by notice in writing) on behalf of the Companies in accordance with Section 9.4(h).

(g)	For the purpose of this Agreement, “Company Damages Amount” means $634,000,000, and “Company Disposition Event” means the termination of this Agreement:

(i)	by ATCO or Canadian Utilities, pursuant to Section 9.1(d)(i) (Change in Emera Recommendation), Section 9.1(d)(ii) (Emera Acquisition Agreement), or 9.1(d)(iii) (Emera Breach of Non-Solicitation);

(ii)

by any Party pursuant to Section 9.1 if at such time Canadian Utilities or ATCO are entitled to terminate this Agreement pursuant to Section 9.1(d)(i) (Change in Emera Recommendation), Section 9.1(d)(ii) (Emera Acquisition Agreement), or 9.1(d)(iii) (Emera Breach of Non-Solicitation);

(iii)

(A) by ATCO, Canadian Utilities or Emera pursuant to Section 9.1(b)(iii) (Failure to Obtain Emera Shareholder Approval) or 9.1(b)(v) (Occurrence of Outside Date), or (B) by either Company pursuant to Section 9.1(d)(iv) (Breach of Representation or Warranty or Failure to Perform Covenants by Emera), in each case, if prior to such termination, an Acquisition Proposal, or an intention to make an Acquisition Proposal, for Emera has been publicly announced, proposed, disclosed, offered or made by any Person (other than either Company or any of their respective affiliates) and, within twelve (12) months following the date of such termination:

(A)

Emera enters into (1) a binding definitive agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 7.1(b)) in respect of any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (iii) above), or (2) a Permitted Acquisition Agreement in respect of an Acquisition Proposal has become effective, and any such Acquisition Proposal is subsequently consummated at any time thereafter (whether or not within such twelve (12) month period); or

(B)	any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (iii) above) is consummated with Emera.

For the purposes of the foregoing Section 9.4(g)(iii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(h)

The Company Damages Amount shall be paid by Emera to Canadian Utilities, for and on behalf of the Companies, in consideration for the disposition of each Company’s rights under this Agreement, in immediately available funds, to an account designated by Canadian Utilities, as follows:

(i)

if the Company Damages Amount is payable due to a termination of this Agreement as described in Section 9.4(g)(i) or Section 9.4(g)(ii), the Company Damages Amount shall be payable within two (2) Business Days following the termination of this Agreement; or

(ii)	if the Company Damages Amount is payable pursuant to Section 9.4(g)(iii), the Company Damages Amount shall be payable upon the consummation of the Acquisition Proposal referred to therein.

(i)

Emera shall not be obligated to pay more than one Company Damages Amount pursuant to this Section 9.4 and notwithstanding anything else in this Section 9.4, shall not be obligated to pay both a Company Damages Amount and a Regulatory Termination Amount. In the event both the Company Damages Amount and the Regulatory Termination Amount are both payable, Emera shall pay the greater of such amounts.

(j)

Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees but subject to Section 9.4(m), if a Regulatory Disposition Event occurs, Emera shall pay the Regulatory Termination Amount to Canadian Utilities (or as Canadian Utilities may direct by notice in writing) on behalf of the Companies in accordance with Section 9.4(l).

(k)

For the purpose of this Agreement, “Regulatory Termination Amount” means $720,000,000, and “Regulatory Disposition Event” means the termination of this Agreement by ATCO, Canadian Utilities or Emera pursuant to:

(i)	Section 9.1(b)(iv) (Illegality) but only if the Law allowing for termination relates to the Key Regulatory Approvals; or

(ii)

Section 9.1(b)(v) (Occurrence of Outside Date), if as of the time of termination, the only conditions set forth in Section 6.1 (Mutual Conditions Precedent), 6.2 (Additional Conditions to Obligations of Emera) and 6.3 (Additional Conditions to Obligations of the Companies) that have not been satisfied or waived by the Companies or Emera, as applicable, are: (1) the condition in Section 6.1(i) (Key Regulatory Approvals); or (2) the condition in Section 6.1(j) (Illegality) but only if the Law allowing for termination relates to the Key Regulatory Approvals; and, in either case, the conditions that by their terms are to be satisfied at the Effective Time and that are capable of being satisfied.

(l)

The Regulatory Termination Amount shall be paid by Emera, in consideration for the disposition of each Company’s rights under this Agreement, in immediately available funds, to the accounts designated by Canadian Utilities, on behalf of the Companies, within two (2) Business Days following the Regulatory Disposition Event.

(m)

Notwithstanding anything else in this Section 9.4, no Regulatory Termination Amount shall be payable if the failure to obtain the Key Regulatory Approvals resulted principally from the failure of either Company or SpinCo to perform its obligations under Section 3.7.

9.5     Quantum of Termination Fees and Specific Performance

Each Party acknowledges that the payment of the amounts set out in Section 9.4, as applicable, is a payment in consideration for the disposition of the Other Parties’ rights under this Agreement and agrees that, in each case, such amount represents a genuine pre-estimate of the damages that the applicable Party or Parties will suffer or incur as a result of the event giving rise to the disposition of rights under this Agreement and the resultant termination of this Agreement and is not a penalty. Each Party irrevocably waives any right it may have to raise as a defence that any such amounts payable by it are excessive or punitive. For greater certainty, each Party agrees that receipt of an amount pursuant to Section 9.4, as applicable, is the sole monetary remedy of such Party hereunder as a result of the event giving rise to the disposition of rights under this Agreement and the resultant termination of this Agreement, except that this limitation shall not apply in the event of fraud, or wilful or intentional breach of this Agreement by the Party that has made, or is required to make, a payment pursuant to Section 9.4, and, upon the disposition of rights under this Agreement and the resultant termination of this Agreement in the event of fraud, or wilful or intentional breach of this Agreement by the Party that has made, or is required to make, a payment pursuant to Section 9.4, the non-breaching Party may pursue an action against the breaching Party for damages. For greater certainty, should any Party have reason to terminate this Agreement but elect not to terminate this Agreement, the Party shall be free to pursue any and all remedies against the Other Parties, including injunctive relief, specific performance or other equitable remedy, arising from the facts entitling the Party to otherwise terminate this Agreement.

9.6     Fees and Expenses

Except as expressly set out in this Agreement, each Party covenants and agrees to bear its own fees, costs and expenses in connection with the transactions contemplated by this Agreement and the Arrangement.

ARTICLE 10

NOTICES

10.1     Notices

Any notice that is required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered personally (including by courier) or sent by email to the Party to whom it is addressed, as follows:

if to Emera, addressed to it at:

Emera Incorporated

5151 Terminal Road

Halifax, Nova Scotia B3J 1A1

Attention:  [name and position redacted]

Email:    [email address redacted]

with a copy to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200

P.O. Box 50

Toronto, ON M5X 1B8

Attention:  John Macfarlane; Jeremy Fraiberg; Kai Sheffield

Email:     jmacfarlane@osler.com; jfraiberg@osler.com; ksheffield@osler.com if to ATCO, addressed to them at:

ATCO Ltd.

5302 Forand St. S.W.

Calgary, Alberta T3E 8B4

Attention:  [name and position redacted]

Email:    [email address redacted]

with a copy to:

Blake, Cassels & Graydon LLP

Suite 3500, 855 2 Street S.W.

Calgary, Alberta T2P 4J8

Attention:  Dan McLeod; Jeff Bakker; Michael Barrett

Email:    dan.mcleod@blakes.com; jeff.bakker@blakes.com;

 michael.barrett@blakes.com

if to Canadian Utilities, addressed to it at:

Canadian Utilities Limited

5302 Forand St. S.W.

Calgary, Alberta T3E 8B4

Attention:  [name and position redacted]

Email:    [email address redacted]

with a copy to:

Blake, Cassels & Graydon LLP

Suite 3500, 855 2 Street S.W.

Calgary, Alberta T2P 4J8

Attention:  Dan McLeod; Jeff Bakker; Michael Barrett

Email:    dan.mcleod@blakes.com; jeff.bakker@blakes.com;

 michael.barrett@blakes.com

if to SpinCo, addressed to it at:

2856571 Alberta Ltd.

5302 Forand St. S.W.

Calgary, Alberta T3E 8B4

Attention:  [name and position redacted]

Email:    [email address redacted]

with a copy to:

Bennett Jones LLP

Suite 4500, 855 2 Street S.W.

Calgary, Alberta T2P 4K7

Attention:  Brent Kraus

Email:     krausb@bennettjones.com

or to such other address as a Party may, from time to time, advise to the Other Parties by notice in writing. The date or time of receipt of any such notice shall be deemed to be the date of delivery or the time such email is received.

ARTICLE 11

GENERAL

11.1     Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

11.2     Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party without the prior written consent of the Other Parties.

11.3     Disclosure

The Parties agree that each Party may issue a separate press release with respect to this Agreement as soon as practicable after its due execution, provided that each Party shall promptly provide to the Other Parties, for review by the Other Parties and its or their respective legal counsel, and receive the prior consent, not to be unreasonably withheld, conditioned or delayed of the Other Parties prior to issuing such press release. Thereafter, each Party shall promptly provide to the Other Parties, for review by such Other Parties and their respective legal counsel, and receive the prior consent, not to be unreasonably withheld, conditioned or delayed, of the Other Parties prior to issuing, or permitting any of its directors, officers, employees or agents to issue, any news release or other written statement or other public disclosure document with respect to this Agreement or the Arrangement (including, for greater certainty, the Spin-Out Transaction), and the Other Parties agree to keep such information confidential until it is filed as part of such Party’s public disclosure record on SEDAR+ and EDGAR, as applicable. Notwithstanding the foregoing, if any Party is required by Applicable Laws, or the rules of any stock exchange on which any of its securities may be listed, to make any disclosure relating to this Agreement or the transactions contemplated by this Agreement, such disclosure may be made, but that Party shall use reasonable commercial efforts to consult with the Other Parties as to the nature and wording of such disclosure prior to it being made.

11.4     Severability

If any one or more of the provisions (or any part thereof) of this Agreement is determined to be invalid, illegal or unenforceable in any respect in any jurisdiction, such provision or provisions (or part or parts thereof) shall be, and shall be conclusively deemed to be, as to such jurisdiction, severable from the balance of this Agreement and:

(a)	the validity, legality or enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired by the severance of the provisions (or parts thereof) so severed; and

(b)

the invalidity, illegality or unenforceability of any provision (or part thereof) of this Agreement in any jurisdiction shall not affect or impair such provision (or part thereof) or any other provisions of this Agreement in any other jurisdiction.

Upon any determination that any term or other provision in this Agreement is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

11.5     Further Assurances

Each Party shall from time to time and at all times hereafter at the request of the Other Parties, but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this Agreement.

11.6     Time of Essence

Time is of the essence in this Agreement.

11.7     Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein and the Parties irrevocably attorn to the jurisdiction of the courts of the Province of Alberta in respect of all disputes arising under or in relation to this Agreement.

11.8     Specific Performance

Each Party agrees that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed by the Other Parties in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as provided for in Section 9.5, each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or the Confidentiality Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

11.9     Third Party Beneficiaries

(a)

The provisions of Sections 2.10, 3.3(h), 3.3(i), 3.3(j), 3.3(k) and 7.3 are: (i) intended for the benefit of the Persons referenced therein as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives and Emera and the Companies, as applicable, shall hold the rights and benefits of Sections 2.10, 3.3(h), 3.3(i), 3.3(j), 3.3(k) and 7.3 in trust for and on behalf of such Persons and Emera and each of the Companies hereby accept such trust and agree to hold the benefit of and enforce performance of such covenants on behalf of such Persons and shall be enforceable by such Persons; and (ii) in addition to, and not in substitution for, any other rights that such Persons may have by Contract or otherwise.

(b)	Except as provided in this Section 11.9, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

11.10     Counterparts

This Agreement may be executed in counterparts and by portable document format (PDF) or other electronic means, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

The remainder of this page is intentionally left blank; signature page follows.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

EMERA INCORPORATED

By:	/s/ Scott Balfour
Name: Scott Balfour
Title: President & Chief Executive Officer

By:	/s/ Jared Green
Name: Jared Green
Title: Chief Financial Officer

ATCO LTD.

By:	/s/ Katherine-Jane Patrick
Name: Katherine-Jane Patrick
Title: Executive Vice President, Chief Financial & Investment Officer

By:	/s/ Colin R. Jackson
Name: Colin R. Jackson
Title: Senior Vice President, Financial Operations

CANADIAN UTILITIES LIMITED

By:	/s/ Robert J. Myles
Name: Robert J. Myles
Title: Chief Executive Officer

By:	/s/ Rebecca A. Penrice
Name: Rebecca A. Penrice
Title: Executive Vice President, Chief Administration Officer

2856571 ALBERTA LTD.

By:	/s/ Katherine-Jane Patrick
Name: Katherine-Jane Patrick
Title: Executive Vice President

By:	/s/ Colin R. Jackson
Name: Colin R. Jackson
Title: Senior Vice President

[Signature Page – Arrangement Agreement]

SCHEDULE “A”

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE

CANADA BUSINESS CORPORATIONS ACT

[See attached]

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1     Definitions

Whenever used in this Plan of Arrangement, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

“ABCA” means the Business Corporations Act, RSA 2000, c B-9;

“Applicable Canadian Securities Laws” means, collectively, the Securities Act and similar statutes of each of the other provinces and territories of Canada and the respective rules and regulations under such Laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the TSX;

“Applicable Laws” means, in any context that refers to one or more Persons or its or their respective businesses, activities, properties, assets, undertakings or securities, the Laws that apply to such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and emanate from a Governmental Authority having jurisdiction over such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and, for greater certainty, includes Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

“Applicable U.S. Securities Laws” means, collectively, federal and state securities legislation of the United States (including the U.S. Securities Act and the U.S. Exchange Act), and all rules, regulations and by-laws governing the NYSE;

“Arrangement” means the arrangement of ATCO and Canadian Utilities pursuant to Section 192 of the CBCA, on the terms set out in this Plan of Arrangement, subject to any supplement, modification or amendment hereto made in accordance herewith or made at the direction of the Court in the Final Order, provided that such supplement, modification or amendment is acceptable to the Parties, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated October 6, 2026 between Emera, ATCO, Canadian Utilities and SpinCo with respect to the Arrangement (including the Schedules thereto), as supplemented, modified or amended in accordance with the terms thereof;

“Articles of Arrangement” means the articles of arrangement in respect of this Plan of Arrangement required under Section 192(6) of the CBCA to be sent to the Director after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived, to give effect to the Arrangement;

“Articles of ATCO” means the articles in respect of ATCO under the CBCA;

“Articles of Canadian Utilities” means the articles in respect of Canadian Utilities under the CBCA;

“Articles of SpinCo” means the articles in respect of SpinCo under the ABCA;

“ATCO” means ATCO Ltd., a corporation existing under the federal Laws of Canada;

“ATCO Arrangement Resolution” means the special resolution in respect of the Arrangement approved by ATCO Shareholders, holders of ATCO Options and holders of ATCO SARs at the ATCO Meeting;

“ATCO Class I Shares” means the Class I non-voting shares in the capital of ATCO;

“ATCO Class II Shares” means the Class II voting shares in the capital of ATCO;

“ATCO ITM Options” means unexercised ATCO Options with an Exercise Price (as such term is defined in the ATCO Option Plan) that is less than the ATCO Settlement Price;

“ATCO ITM SARs” means unexercised ATCO SARs with a Base Value (as such term is defined in the ATCO SAR Plan) that is less than the ATCO Settlement Price;

“ATCO Letter of Transmittal” means the letter of transmittal form to be used by registered ATCO Shareholders to surrender their certificate(s) or DRS Advice(s) (as applicable) which, immediately prior to the Effective Time, represented outstanding ATCO Shares to the Depositary and provide instructions regarding the delivery of certificates or DRS Advices representing Emera Shares and SpinCo Shares;

“ATCO Meeting” means the special meeting of ATCO Shareholders, holders of ATCO Options and holders of ATCO SARs called and held in accordance with the Arrangement Agreement and the Interim Order to permit such Persons to consider, among other things, the ATCO Arrangement Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“ATCO Option Plan” means ATCO’s stock option plan, as amended to the Effective Date;

“ATCO Options” means stock options issued pursuant to the ATCO Option Plan;

“ATCO OTM Options” means unexercised ATCO Options with an Exercise Price (as such term is defined in the ATCO Option Plan) that is equal to or greater than the ATCO Settlement Price;

“ATCO OTM SARs” means unexercised ATCO SARs with a Base Value (as such term is defined in the ATCO SAR Plan) that is equal to or greater than the ATCO Settlement Price;

“ATCO SAR Plan” means ATCO’s share appreciation rights plan, as amended to the Effective Date;

“ATCO SARs” means share appreciation rights issued pursuant to the ATCO SAR Plan;

“ATCO Settlement Price” means an amount equal to the volume weighted average trading price of the ATCO Class I Shares on the TSX for the five trading days immediately preceding the Effective Date;

“ATCO Shareholder” means a holder of ATCO Shares;

“ATCO Shares” means, collectively, the ATCO Class I Shares and the ATCO Class II Shares;

“Business Day” means any day, other than a Saturday, Sunday or a statutory holiday in the Province of Alberta or the Province of Nova Scotia;

“Canadian Utilities” means Canadian Utilities Limited, a corporation existing under the federal Laws of Canada;

“Canadian Utilities Arrangement Resolution” means the special resolution in respect of the Arrangement approved by Canadian Utilities Shareholders, holders of Canadian Utilities Options and holders of Canadian Utilities SARs at the Canadian Utilities Meeting;

“Canadian Utilities Class A Preferred Shares” means the Class A convertible preferred shares in the capital of Canadian Utilities to be created and added to the authorized share capital of Canadian Utilities pursuant to Section 3.1(b) of this Plan of Arrangement and having the rights, privileges, restrictions and conditions set out in Exhibit 1 to this Plan of Arrangement;

“Canadian Utilities Class A Shares” means the Class A non-voting shares in the capital of Canadian Utilities;

“Canadian Utilities Class B Shares” means the Class B common shares in the capital of Canadian Utilities;

“Canadian Utilities Class C Shares” means the Class C subordinate voting shares in the capital of Canadian Utilities to be created and added to the authorized share capital of Canadian Utilities pursuant to Section 3.1(b) of this Plan of Arrangement and having the rights, privileges, restrictions and conditions set out in Exhibit 1 to this Plan of Arrangement;

“Canadian Utilities ITM Options” means unexercised Canadian Utilities Options with an Exercise Price (as such term is defined in the Canadian Utilities Option Plan) that is less than the Canadian Utilities Settlement Price;

“Canadian Utilities ITM SARs” means unexercised Canadian Utilities SARs with a Base Value (as such term is defined in the Canadian Utilities SAR Plan) that is less than the Canadian Utilities Settlement Price;

“Canadian Utilities Letter of Transmittal” means the letter of transmittal form to be used by registered holders of Canadian Utilities Shares to surrender their certificate(s) or DRS Advice(s) (as applicable) which, immediately prior to the Effective Time, represented outstanding Canadian Utilities Shares to the Depositary and provide instructions regarding the delivery of certificates or DRS Advices representing Emera Shares;

“Canadian Utilities Meeting” means the special meeting of Canadian Utilities Shareholders, holders of Canadian Utilities Options and holders of Canadian Utilities SARs called and held in accordance with the Arrangement Agreement and the Interim Order to permit such Persons to consider the Canadian Utilities Arrangement Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“Canadian Utilities Option Plan” means Canadian Utilities’ stock option plan, as amended to the Effective Date;

“Canadian Utilities Options” means stock options issued pursuant to the Canadian Utilities Option Plan;

“Canadian Utilities OTM Options” means unexercised Canadian Utilities Options with an Exercise Price (as such term is defined in the Canadian Utilities Option Plan) that is equal to or greater than the Canadian Utilities Settlement Price;

“Canadian Utilities OTM SARs” means unexercised Canadian Utilities SARs with a Base Value (as such term is defined in the Canadian Utilities SAR Plan) that is equal to or greater than the Canadian Utilities Settlement Price;

“Canadian Utilities SAR Plan” means Canadian Utilities’ share appreciation rights plan, as amended to the Effective Date;

“Canadian Utilities SARs” means the share appreciation rights issued pursuant to the Canadian Utilities SAR Plan;

“Canadian Utilities Settlement Price” means an amount equal to the volume weighted average trading price of the Canadian Utilities Class A Shares on the TSX for the five trading days immediately preceding the Effective Date;

“Canadian Utilities Shareholder” means a holder of Canadian Utilities Shares;

“Canadian Utilities Shares” means, collectively, the Canadian Utilities Class A Shares and the Canadian Utilities Class B Shares;

“CBCA” means the Canada Business Corporations Act, RSC 1985, c C-44;

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement, giving effect to the Arrangement;

“Company Shareholder” means a holder of ATCO Shares or Canadian Utilities Shares, as applicable;

“Company Shares” means, collectively, the ATCO Shares and the Canadian Utilities Shares;

“Consideration” means, collectively, the consideration payable pursuant to the Arrangement to a Person who is an ATCO Shareholder or a Canadian Utilities Shareholder, as applicable, including, for greater certainty, the SpinCo Shares distributable to ATCO Shareholders pursuant to the Arrangement;

“Continuance” means the continuance of ATCO from the ABCA to the CBCA, which was completed prior to the hearing for the Final Order;

“Continuance Resolution” means the special resolution in respect of the Continuance approved by ATCO Shareholders at the ATCO Meeting;

“Court” means the Court of King’s Bench of Alberta;

“Depositary” means the Person appointed by the Parties in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing ATCO Shares or Canadian Utilities Shares, as applicable, and paying the Consideration;

“Director” means the Director appointed under Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent granted in favour of registered ATCO Shareholders and registered Canadian Utilities Shareholders in accordance with Article 4 of this Plan of Arrangement and the Interim Order;

“Dissenting ATCO Shareholder” means any registered holder of ATCO Shares who has duly and validly exercised its Dissent Rights with respect to the ATCO Arrangement Resolution pursuant to Article 4 and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights prior to the Effective Time;

“Dissenting Canadian Utilities Shareholder” means any registered holder of Canadian Utilities Shares who has duly and validly exercised its Dissent Rights with respect to the Canadian Utilities Arrangement Resolution pursuant to Article 4 and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights prior to the Effective Time;

“Dissenting Shareholder” means a Dissenting ATCO Shareholder or Dissenting Canadian Utilities Shareholder, as the context requires;

“DRS Advice” means a direct registration system (DRS) advice;

“Effective Date” means the date the Arrangement becomes effective in accordance with the CBCA;

“Effective Time” means the time on the Effective Date at which the Articles of Arrangement are sent to the Director in accordance with Section 192(6) of the CBCA;

“Emera” means Emera Incorporated, a company existing under the Laws of the Province of Nova Scotia;

“Emera Replacement Option” has the meaning ascribed thereto in Section 3.1(u);

“Emera Shares” means the common shares in the capital of Emera;

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

“Final Order” means the order of the Court approving the Arrangement pursuant to Section 192(4) of the CBCA, as such order may be supplemented, amended or modified by any court of competent jurisdiction prior to the Effective Time, provided that any such supplement, amendment or modification is acceptable to each of the Parties, acting reasonably;

“Governmental Authority” means any: (i) domestic or foreign, multinational, national, federal, territorial, provincial, state, regional, municipal or local government or governmental, regulatory, legislative, executive or administrative authority, department, court, commission, board or tribunal, arbitral body, bureau, ministry, agency, regulator, legislature or instrumentality or official, including any political subdivision thereof; (ii) quasi-governmental or private body exercising regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iii) any stock exchange;

“In-The-Money Amount” means in respect of an option at any time, the amount, if any, by which the fair market value, at that time, of a share subject to such option exceeds the exercise price per share under such option;

“Interim Order” means the interim order of the Court concerning the Arrangement under Section 192(4) of the CBCA, containing declarations and directions with respect to the Arrangement and the holding of the ATCO Meeting and the Canadian Utilities Meeting, as such order may be supplemented, amended or modified by any court of competent jurisdiction prior to the Effective Time, provided that any such supplement, amendment or modification is acceptable to each Party, acting reasonably;

“Laws” means all laws (including, for greater certainty, common law), statutes, regulations, by-laws, rules, Orders, ordinances, protocols, codes, guidelines, notices and directions (in each case having the force of law) enacted, promulgated, enforced, issued or entered by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, judgment, decision, ruling, award, authority or license of any Governmental Authority or self-regulatory authority;

“NCS ATCO Options” means ATCO Options held by Nancy Southern that are outstanding and unvested as of immediately prior to the Effective Time;

“NCS Canadian Utilities Options” means Canadian Utilities Options held by Nancy Southern that are outstanding and unvested as of immediately prior to the Effective Time;

“NYSE” means the New York Stock Exchange;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, writs or decrees of any Governmental Authority (in each case, whether temporary, preliminary or permanent);

“Party” or “Parties” means ATCO, Canadian Utilities, SpinCo and Emera, as the case may be;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement, as supplemented, modified or amended from time to time in accordance with the terms of the Arrangement Agreement and the terms hereof or at the direction of the Court in the Final Order, provided that such amendment or supplement is acceptable to the Parties, each acting reasonably;

“Securities Act” means the Securities Act, RSA 2000, c S-4;

“Separation Agreement” means the separation agreement dated the Effective Date between ATCO and SpinCo;

“SpinCo” means 2856571 Alberta Ltd., a wholly-owned subsidiary of ATCO, formed under the laws of the Province of Alberta;

“SpinCo Class I Shares” means the Class I non-voting shares in the capital of SpinCo;

“SpinCo Class II Shares” means the Class II voting shares in the capital of SpinCo;

“SpinCo Exchange Ratio” means the quotient of (a) the volume weighted average trading price of the ATCO Class I Shares on the TSX for the five trading days preceding (but, for greater certainty, not including) the Effective Date (or such other trading period that is acceptable to the TSX), divided by (b) the volume weighted average trading price of the SpinCo Class I Shares on the TSX for the first five trading days commencing on (and, for greater certainty, including) the Effective Date (or such other trading period that is acceptable to the TSX);

“SpinCo Liabilities” means, collectively, the liabilities to be assumed by SpinCo or any of its subsidiaries from ATCO or any of its subsidiaries and the liabilities payable by SpinCo to ATCO, in each case, pursuant to the terms and subject to the conditions of the Separation Agreement;

“SpinCo Option Plan” means SpinCo’s stock option plan, adopted prior to the Effective Date;

“SpinCo Options” means stock options issued pursuant to the SpinCo Option Plan;

“SpinCo Shares” means, collectively, the SpinCo Class I Shares and the SpinCo Class II Shares;

“Tax Act” means the Income Tax Act, RSC 1985, c 1 (5th Supp);

“trading day” means a day, other than a Saturday or a Sunday, when the TSX is open for trading;

“trading price” means, in relation to the ATCO Class I Shares or the SpinCo Class I Shares, the trading price of the ATCO Class I Shares or the SpinCo Class I Shares, as the case may be, on the TSX for the applicable period. For greater certainty: (a) in the case of the SpinCo Class I Shares, such trading price may be determined by reference to trading on an “if, as and when issued” basis; and (b) in the case of the ATCO Class I Shares, such trading price may be determined by reference to trading on a “due bill” basis;

“Transferred Assets” means, collectively, the assets to be transferred by ATCO to SpinCo pursuant to the terms and subject to the conditions of the Separation Agreement;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2     Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into articles and sections is for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto” and “hereunder” and similar expressions refer to this Plan of Arrangement (including the Exhibit hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3     Number, etc.

Words importing the singular include the plural and vice versa, and words importing the use of any gender include all genders. Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including (or includes) without limitation”. If a term is defined in this Plan of Arrangement, a derivative of that term will have a corresponding meaning.

1.4     Date for Any Action

If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.

1.5      Currency

Unless otherwise indicated, all sums of money referred to in this Plan of Arrangement are expressed in Canadian currency.

1.6      References to Legislation

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any rules, regulations and Orders promulgated thereunder from time to time in effect.

ARTICLE 2

EFFECT OF THE ARRANGEMENT

2.1      Plan Pursuant to the Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2      Binding Effect

This Plan of Arrangement and the Arrangement, upon the issuance of the Certificate of Arrangement, shall become effective at, and be binding as and from, the Effective Time, on: (a) ATCO; (b) Canadian Utilities; (c) SpinCo; (d) Emera; (e) all registered and beneficial holders of ATCO Shares, including Dissenting ATCO Shareholders; (f) all registered and beneficial holders of Canadian Utilities Shares, including Dissenting Canadian Utilities Shareholders; (g) all holders of ATCO Options, Canadian Utilities Options, ATCO SARs and Canadian Utilities SARs; (h) the Depositary; and (i) all other Persons, without any further act or formality required on the part of any Person except as expressly provided herein.

2.3      Filing of the Articles of Arrangement

The Articles of Arrangement shall be filed with the Director as Articles of Arrangement of each of ATCO and Canadian Utilities with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective in the sequence provided herein. The Certificate of Arrangement, as issued to each of ATCO and Canadian Utilities, shall be conclusive evidence that the Arrangement has become effective and that each of the steps, events or transactions set out in Section 3.1 have become effective in the sequence and at the times set out therein.

ARTICLE 3

PLAN OF ARRANGEMENT

3.1      Arrangement

Commencing at the Effective Time, each of the steps, events or transactions set out in this Section 3.1 shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in two-minute intervals in the following order without any further act or formality, except as otherwise provided herein:

Dissenting Shareholders

(a)

the ATCO Shares held by Dissenting ATCO Shareholders and the Canadian Utilities Shares held by Dissenting Canadian Utilities Shareholders, in each case, immediately prior to the Effective Time, shall be, and shall be deemed to be, transferred to, and acquired by, Emera (free and clear of any Encumbrances) without any further act or formality, and:

(i)

such Dissenting ATCO Shareholders shall cease to be the holders of the ATCO Shares so transferred and to have any rights as ATCO Shareholders other than the right to be paid fair value for such ATCO Shares, as set out in Section 4.1;

(ii)	such Dissenting ATCO Shareholders’ names shall be removed from the register of holders of ATCO Shares maintained by or on behalf of ATCO as it relates to the ATCO Shares so transferred;

(iii)

such Dissenting Canadian Utilities Shareholders shall cease to be the holders of the Canadian Utilities Shares so transferred and to have any rights as Canadian Utilities Shareholders other than the right to be paid fair value for such Canadian Utilities Shares, as set out in Section 4.2;

(iv)

such Dissenting Canadian Utilities Shareholders’ names shall be removed from the register of holders of Canadian Utilities Shares maintained by or on behalf of Canadian Utilities as it relates to the Canadian Utilities Shares so transferred;

(v)

Emera shall be deemed to be the transferee (free and clear of all Encumbrances) of the ATCO Shares so transferred and shall, in respect of such ATCO Shares, be added to the register of holders of ATCO Shares maintained by or on behalf of ATCO; and

(vi)

Emera shall be deemed to be the transferee (free and clear of all Encumbrances) of the Canadian Utilities Shares so transferred and shall, in respect of such Canadian Utilities Shares, be added to the register of holders of Canadian Utilities Shares maintained by or on behalf of Canadian Utilities;

Creation and Issuance of Canadian Utilities Shares

(b)

the Articles of Canadian Utilities shall be amended to: (i) replace, in their entirety, the rights, privileges, restrictions and conditions currently attached to the Canadian Utilities Class A Shares and the Canadian Utilities Class B Shares with those set out in Exhibit 1 to this Plan of Arrangement; and (ii) create and authorize the issuance of an unlimited number of Canadian Utilities Class A Preferred Shares and an unlimited number of Canadian Utilities Class C Shares, each having the rights, privileges, restrictions and conditions set out in Exhibit 1 to this Plan of Arrangement;

(c)

the Canadian Utilities Class A Shares held by ATCO immediately prior to the Effective Time shall be, and shall be deemed to be, without any further act or formality, exchanged for an aggregate of: (i) 4,848,109 Canadian Utilities Class A Preferred Shares; and (ii) such number of Canadian Utilities Class C Shares as is equal to the number of Canadian Utilities Class A Shares held by ATCO immediately prior to the Effective Time less the number of Canadian Utilities Class A Preferred Shares issued to ATCO pursuant to this Section 3.1(c), and the Canadian Utilities Class A Shares so exchanged shall be cancelled;

(d)

Canadian Utilities shall (i) add to the stated capital account maintained by Canadian Utilities for the Canadian Utilities Class A Preferred Shares an amount equal to the lesser of the fair market value of the Canadian Utilities Class A Preferred Shares and the paid-up capital of the Canadian Utilities Class A Shares exchanged by ATCO pursuant to Section 3.1(c), immediately prior to such exchange, for purposes of the Tax Act (which amount shall not be greater than that permitted to be added pursuant to the CBCA); (ii) add to the stated capital account maintained by Canadian Utilities for the Canadian Utilities Class C Shares an amount equal to the paid-up capital of the Canadian Utilities Class A Shares exchanged by ATCO pursuant to Section 3.1(c), immediately prior to such exchange, for purposes of the Tax Act, minus the amount added to the stated capital of the Canadian Utilities Class A Preferred Shares pursuant to this Section 3.1(d) (which amount shall not be greater than that permitted to be added pursuant to the CBCA); and (iii) reduce the stated capital of the Canadian Utilities Class A Shares by the aggregate of the amounts added to the stated capital of the Canadian Utilities Class A Preferred Shares and Canadian Utilities Class C Shares pursuant to this Section 3.1(d);

Transfer of Transferred Assets to SpinCo

(e)

the Separation Agreement shall become effective and binding on the parties thereto and ATCO shall transfer, or cause the transfer of, the Transferred Assets (subject to and in accordance with the terms of the Separation Agreement) and the Canadian Utilities Class A Preferred Shares acquired pursuant to Section 3.1(c) (free and clear of any Encumbrances) to SpinCo in consideration for (i) the issuance by SpinCo to ATCO of such number of SpinCo Class I Shares as is equal to the number of ATCO Class I Shares outstanding immediately prior to the Effective Time (excluding any ATCO Class I Shares owned by Emera); (ii) the issuance by SpinCo to ATCO of such number of SpinCo Class II Shares as is equal to the number of ATCO Class II Shares outstanding immediately prior to the Effective Time (excluding any ATCO Class II Shares owned by Emera), minus one; and (iii) the assumption by SpinCo of the SpinCo Liabilities, subject to and in accordance with the terms of the Separation Agreement;

(f)	SpinCo shall add to the stated capital account of the SpinCo Class I Shares and the SpinCo Class II Shares the amounts provided for in the Separation Agreement;

(g)

concurrently with the transactions provided for in Section 3.1(e), the Transition Services Agreement, the IP Matters Agreement and the Employee Matters Agreement shall be deemed to be effective and binding;

Treatment of ATCO Options, Canadian Utilities Options, ATCO SARs and Canadian Utilities SARs

(h)

each ATCO Option that is outstanding at the Effective Time, other than the NCS ATCO Options (the treatment of which is set forth in Section 3.1(i)), shall be, and shall be deemed to be, surrendered and transferred for cancellation by the holder thereof to ATCO (free and clear of any Encumbrances) and:

(i)

in respect of the surrender and transfer of ATCO ITM Options, each applicable holder thereof shall be entitled to receive, subject to Section 5.4, in consideration for each such ATCO ITM Option so surrendered and transferred, a cash payment from ATCO equal to the excess of the ATCO Settlement Price over the Exercise Price (as such term is defined in the ATCO Option Plan) of such ATCO ITM Option;

(ii)	in respect of the surrender and transfer of ATCO OTM Options, each applicable holder shall not be entitled to receive any consideration from any Person;

(iii)	each such ATCO Option shall be, and shall be deemed to be, terminated and cancelled and shall cease to represent an option to purchase an ATCO Class I Share;

(iv)

each former holder of such ATCO Options shall cease to be a holder of ATCO Options and to have any rights as a holder thereof other than the right to receive the consideration (if any) to which such holder is entitled pursuant to this Section 3.1(h); and

(v)

any agreement, certificate or other instrument granting or confirming the grant of such ATCO Options or representing such ATCO Options or the rights of the holders thereof shall be void and of no further force or effect and no Party shall have any further liabilities or obligations to any Person with respect thereto other than the obligation of ATCO to pay the consideration (if any) which the former holders of such ATCO Options are entitled to receive pursuant to this Section 3.1(h);

(i)

the holder of NCS ATCO Options shall be deemed to exchange, without any further action by or on behalf of the holder thereof, such NCS ATCO Options for such number of SpinCo Options as is equal to the number of NCS ATCO Options so exchanged multiplied by the SpinCo Exchange Ratio (rounded down to the nearest whole number), and

(i)

the exercise price per SpinCo Class I Share subject to any such SpinCo Option shall be an amount equal to the quotient (rounded up to the nearest whole cent) of (X) the exercise price per ATCO Class I Share under the exchanged NCS ATCO Option immediately prior to the Effective Time divided by (Y) the SpinCo Exchange Ratio;

(ii)	each NCS ATCO Option shall be, and shall be deemed to be, terminated and cancelled and shall cease to represent an option to purchase an ATCO Class I Share;

(iii)

the former holder of NCS ATCO Options shall cease to be a holder of NCS ATCO Options and to have any rights as a holder thereof other than the right to receive the consideration (if any) to which such holder is entitled pursuant to this Section 3.1(i);

(iv)

it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of NCS ATCO Options for SpinCo Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a SpinCo Option will be adjusted as necessary to ensure that the In-The-Money Amount of the SpinCo Option immediately after such exchange does not exceed the In-The-Money Amount of the NCS ATCO Option immediately before such exchange;

(v)

the terms and conditions of any SpinCo Option, including the term to expiry or vesting, conditions to and manner of exercise or settlement, and any terms governing the effect of termination of the holder’s employment or engagement, will be the same as the NCS ATCO Option for which it was exchanged;

(vi)

each SpinCo Option shall be governed by the terms of the SpinCo Option Plan and any agreement, certificate or other instrument granting or confirming the grant of NCS ATCO Options or representing NCS ATCO Options or the rights of the holder thereof shall thereafter evidence the applicable SpinCo Options (in each case, subject to any adjustments contemplated by this Section 3.1(i)); and

(vii)	the ATCO Option Plan shall be terminated and be of no further force or effect;

(j)

each Canadian Utilities Option outstanding at the Effective Time, other than the NCS Canadian Utilities Options (the treatment of which is set forth in Section 3.1(u)), shall be, and shall be deemed to be, surrendered and transferred for cancellation by the holder thereof to Canadian Utilities (free and clear of any Encumbrances) and:

(i)

in respect of the surrender and transfer of Canadian Utilities ITM Options, each applicable holder thereof shall be entitled to receive, subject to Section 5.4, in consideration for each such Canadian Utilities ITM Option so surrendered and transferred, a cash payment from Canadian Utilities equal to the excess of the Canadian Utilities Settlement Price over the Exercise Price (as such term is defined in the Canadian Utilities Option Plan) of such Canadian Utilities ITM Option;

(ii)	in respect of the surrender and transfer of Canadian Utilities OTM Options, each applicable holder shall not be entitled to receive any consideration from any Person;

(iii)	each such Canadian Utilities Option shall be, and shall be deemed to be, terminated and cancelled and shall cease to represent an option to purchase a Canadian Utilities Class A Share;

(iv)

each former holder of such Canadian Utilities Options shall cease to be a holder of Canadian Utilities Options and to have any rights as a holder thereof other than the right to receive the consideration (if any) to which such holder is entitled pursuant to this Section 3.1(j); and

(v)

any agreement, certificate or other instrument granting or confirming the grant of such Canadian Utilities Options or representing such Canadian Utilities Options or the rights of the holders thereof shall be void and of no further force or effect and no Party shall have any further liabilities or obligations to any Person with respect thereto other than the obligation of Canadian Utilities to pay the consideration (if any) which the former holders of Canadian Utilities Options are entitled to receive pursuant to this Section 3.1(j);

(k)

each ATCO SAR outstanding at the Effective Time shall be, and shall be deemed to be, surrendered and transferred for cancellation by the holder thereof to ATCO (free and clear of any Encumbrances) and:

(i)

in respect of the surrender and transfer of ATCO ITM SARs, each applicable holder thereof shall be entitled to receive, subject to Section 5.4, in consideration for each such ATCO ITM SAR so surrendered and transferred, a cash payment from ATCO equal to the excess of the ATCO Settlement Price over the Base Value (as such term is defined in the ATCO SAR Plan) of such ATCO ITM SAR;

(ii)	in respect of the surrender and transfer of ATCO OTM SARs, each applicable holder shall not be entitled to receive any consideration from any Person;

(iii)	each ATCO SAR shall be, and shall be deemed to be, terminated and cancelled;

(iv)

each former holder of ATCO SARs shall cease to be a holder of ATCO SARs and to have any rights as a holder thereof other than the right to receive the consideration (if any) to which such holder is entitled pursuant to this Section 3.1(k);

(v)

any agreement, certificate or other instrument granting or confirming the grant of ATCO SARs or representing ATCO SARs or the rights of the holders thereof shall be void and of no further force or effect and no Party shall have any further liabilities or obligations to any Person with respect thereto other than the obligation of ATCO to pay the consideration (if any) which the former holders of ATCO SARs are entitled to receive pursuant to this Section 3.1(k); and

(vi)	the ATCO SAR Plan shall be terminated and be of no further force or effect;

(l)

each Canadian Utilities SAR outstanding at the Effective Time shall be, and shall be deemed to be, surrendered and transferred for cancellation by the holder thereof to Canadian Utilities (free and clear of any Encumbrances) and:

(i)

in respect of the surrender and transfer of Canadian Utilities ITM SARs, each applicable holder thereof shall be entitled to receive, subject to Section 5.4, in consideration for each such Canadian Utilities ITM SAR so surrendered and transferred, a cash payment from Canadian Utilities equal to the excess of the Canadian Utilities Settlement Price over the Base Value (as such term is defined in the Canadian Utilities SAR Plan) of such Canadian Utilities ITM SAR;

(ii)	in respect of the surrender and transfer of Canadian Utilities OTM SARs, each applicable holder shall not be entitled to receive any consideration from any Person;

(iii)	each Canadian Utilities SAR shall be, and shall be deemed to be, terminated and cancelled;

(iv)

each former holder of Canadian Utilities SARs shall cease to be a holder of Canadian Utilities SARs and to have any rights as a holder thereof other than the right to receive the consideration (if any) to which such holder is entitled pursuant to this Section 3.1(l);

(v)

any agreement, certificate or other instrument granting or confirming the grant of Canadian Utilities SARs or representing Canadian Utilities SARs or the rights of the holders thereof shall be void and of no further force or effect and no Party shall have any further liabilities or obligations to any Person with respect thereto other than the obligation of Canadian Utilities to pay the consideration (if any) which the former holders of Canadian Utilities SARs are entitled to receive pursuant to this Section 3.1(l); and

(vi)	the Canadian Utilities SAR Plan shall be terminated and be of no further force or effect;

Distribution of SpinCo Shares

(m)

notwithstanding anything to the contrary in the Articles of ATCO, ATCO shall declare and pay an in-kind dividend on the ATCO Class I Shares of all of the SpinCo Class I Shares held thereby, on a pro rata basis, to the holders of ATCO Class I Shares (other than Emera), and such in-kind dividend on the ATCO Class I Shares shall be designated as an “eligible dividend” for purposes of the Tax Act;

(n)

concurrently with the transactions provided for in Section 3.1(m), and notwithstanding anything to the contrary in the Articles of ATCO, ATCO shall declare and pay an in-kind dividend on the ATCO Class II Shares of all of the SpinCo Class II Shares held thereby, on a pro rata basis, to the holders of ATCO Class II Shares (other than Emera), and such in-kind dividend on the

ATCO Class II Shares shall be designated as an “eligible dividend” for purposes of the Tax Act;

Conversion to Canadian Utilities Class A Shares

(o)

SpinCo shall, and shall be deemed to have, without any further act or formality, convert all of the Canadian Utilities Class A Preferred Shares acquired pursuant to Section 3.1(e) into an equal number of Canadian Utilities Class A Shares in accordance with the terms of the Canadian Utilities Class A Preferred Shares. Canadian Utilities shall reduce the stated capital of the Canadian Utilities Class A Preferred Shares by the amount added to the stated capital of the Canadian Utilities Class A Preferred Shares pursuant to Section 3.1(d) and Canadian Utilities shall add such amount to the stated capital of the Canadian Utilities Class A Shares;

(p)

ATCO shall, and shall be deemed to have, without any further act or formality, convert all of the Canadian Utilities Class C Shares acquired pursuant to Section 3.1(c) into an equal number of Canadian Utilities Class A Shares in accordance with the terms of the Canadian Utilities Class C Shares. Canadian Utilities shall reduce the stated capital of the Canadian Utilities Class C Shares by the amount added to the stated capital of the Canadian Utilities Class C Shares pursuant to Section 3.1(d) and Canadian Utilities shall add such amount to the stated capital of the Canadian Utilities Class A Shares;

Acquisition of ATCO

(q)

each issued and outstanding ATCO Class I Share (other than those transferred to Emera pursuant to Section 3.1(a)) shall be, and shall be deemed to be, transferred to, and acquired by, Emera (free and clear of any Encumbrances) without any further act or formality, and each ATCO Shareholder whose ATCO Class I Shares are so transferred to Emera pursuant to this Section 3.1(q) shall be entitled to receive (and, for greater certainty, Emera or the Depositary shall be entitled to withhold or deduct any amounts in accordance with Section 5.4), for each ATCO Class I Share so transferred, 0.865 of an Emera Share;

(r)

concurrently with the transactions provided for in Section 3.1(q), each issued and outstanding ATCO Class II Share (other than those transferred to Emera pursuant to Section 3.1(a)) shall be, and shall be deemed to be, transferred to, and acquired by, Emera (free and clear of any Encumbrances) without any further act or formality, and each ATCO Shareholder whose ATCO Class II Shares are so transferred to Emera pursuant to this Section 3.1(r) shall be entitled to receive (and, for greater certainty, Emera or the Depositary shall be entitled to withhold or deduct any amounts in accordance with Section 5.4), for each ATCO Class II Share so transferred, 0.865 of an Emera Share;

Acquisition of Canadian Utilities

(s)

each issued and outstanding Canadian Utilities Class A Share (other than those transferred to Emera pursuant to Section 3.1(a) and those held by ATCO immediately after the transaction described in Section 3.1(p)), including, for greater certainty, the Canadian Utilities Class A Shares acquired by SpinCo pursuant to Section 3.1(o) shall be, and shall be deemed to be, transferred to, and acquired by, Emera (free and clear of any Encumbrances) without any further act or formality, and each Canadian Utilities Shareholder whose Canadian Utilities Class A Shares are so transferred to Emera pursuant to this Section 3.1(s) shall be entitled to receive (and, for greater certainty, Emera or the Depositary shall be entitled to withhold or deduct any amounts in accordance with Section 5.4), for each Canadian Utilities Class A Share so transferred, 0.755 of an Emera Share;

(t)

concurrently with the transactions provided for in Section 3.1(s), each issued and outstanding Canadian Utilities Class B Share (other than those transferred to Emera pursuant to Section 3.1(a) and those held by ATCO immediately prior to the Effective Time) shall be, and shall be deemed to be, transferred to, and acquired by, Emera (free and clear of any Encumbrances) without any further act or formality, and each Canadian Utilities Shareholder whose Canadian Utilities Class B Shares are so transferred to Emera pursuant to this Section 3.1(t) shall be entitled to receive (and, for greater certainty, Emera or the Depositary shall be entitled to withhold or deduct any amounts in accordance with Section 5.4), for each Canadian Utilities Class B Share so transferred, 0.819 of an Emera Share;

Treatment of NCS Canadian Utilities Options

(u)

concurrently with the transactions provided for in Sections 3.1(s) and 3.1(t), the holder of NCS Canadian Utilities Options shall be deemed to exchange, without any further action by or on behalf of the holder thereof, all NCS Canadian Utilities Options so held for such number of options to purchase Emera Shares granted by Emera (each, an “Emera Replacement Option”) as is equal to the number of NCS Canadian Utilities Options so exchanged multiplied by 0.755 (rounded down to the nearest whole number), and

(i)

the exercise price per Emera Share subject to any such Emera Replacement Option shall be an amount equal to the quotient (rounded up to the nearest whole cent) of (X) the exercise price per Canadian Utilities Class A Share under the exchanged NCS Canadian Utilities Option immediately prior to the Effective Time divided by (Y) 0.755;

(ii)	each NCS Canadian Utilities Option shall be, and shall be deemed to be, terminated and cancelled and shall cease to represent an option to purchase a Canadian Utilities Class A Share;

(iii)

the former holder of NCS Canadian Utilities Options shall cease to be a holder of NCS Canadian Utilities Options and to have any rights as a holder thereof other than the right to receive the consideration (if any) to which such holder is entitled pursuant to this Section 3.1(u);

(iv)

it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of NCS Canadian Utilities Options for Emera Replacement Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of an Emera Replacement Option will be adjusted as necessary to ensure that the In-The-Money Amount of the Emera Replacement Option immediately after such exchange does not exceed the In-The-Money Amount of the NCS Canadian Utilities Option immediately before such exchange;

(v)

the terms and conditions of any Emera Replacement Option, including the term to expiry or vesting, conditions to and manner of exercise or settlement, and any terms governing the effect of termination of the holder’s employment or engagement, will be the same as the NCS Canadian Utilities Option for which it was exchanged; and

(vi)

each Emera Replacement Option shall be governed by the terms of the Canadian Utilities Option Plan and any agreement, certificate or other instrument granting or confirming the grant of NCS Canadian Utilities Options or representing NCS Canadian Utilities Options or the rights of the holder thereof shall thereafter evidence the applicable Emera Replacement Options (in each case, subject to any adjustments contemplated by this Section 3.1(u));

Amendment to Articles of Canadian Utilities

(v)

the Articles of Canadian Utilities will be amended to remove the Canadian Utilities Class A Preferred Shares and the Canadian Utilities Class C Shares, and all references thereto, from the authorized capital of Canadian Utilities;

Amendment to Articles of ATCO and SpinCo

(w)	the Articles of ATCO will be amended to change the name of ATCO to such name as the Parties shall determine; and

(x)	the Articles of SpinCo will be amended to change the name of SpinCo to “ATCO Ltd.”, or such other name as the Parties shall determine.

3.2        Securities Registers

(a)	With respect to each ATCO Shareholder (other than Dissenting ATCO Shareholders), at the Effective Time, without any further act or formality:

(i)

such ATCO Shareholder shall cease to be the holder of the ATCO Shares transferred pursuant to this Plan of Arrangement and to have any rights as an ATCO Shareholder, other than the right to receive the Consideration issuable to such holder on the basis set forth in Section 3.1(m), Section 3.1(n), Section 3.1(q) and/or Section 3.1(r), as applicable;

(ii)	such ATCO Shareholder’s name shall be removed from the register of holders of ATCO Shares maintained by or on behalf of ATCO as it relates to the ATCO Shares so transferred;

(iii)

Emera shall be deemed to be the transferee (free and clear of all Encumbrances) of the ATCO Shares so transferred and shall, in respect of such ATCO Shares, be added to the register of holders of ATCO Shares maintained by or on behalf of ATCO;

(iv)

such ATCO Shareholder shall be deemed to be the transferee (free and clear of all Encumbrances) of the Emera Shares issued pursuant to Section 3.1(q) and/or Section 3.1(r), as applicable, and shall, in respect of such Emera Shares, be added to the register of holders of Emera Shares maintained by or on behalf of Emera; and

(v)

such ATCO Shareholder shall be deemed to be the transferee (free and clear of all Encumbrances) of the SpinCo Class I Shares and/or SpinCo Class II Shares, as applicable, distributed pursuant to Section 3.1(m) and Section 3.1(n) and shall, in respect of such SpinCo Class I Shares and/or SpinCo Class II Shares, as applicable, be added to the register of holders of SpinCo Class I Shares and/or SpinCo Class II Shares, as applicable, maintained by or on behalf of SpinCo.

(b)	With respect to each Canadian Utilities Shareholder (other than Dissenting Canadian Utilities Shareholders and ATCO), at the Effective Time, without any further act or formality:

(i)

such Canadian Utilities Shareholder shall cease to be the holder of the Canadian Utilities Shares transferred pursuant to this Plan of Arrangement and to have any rights as a Canadian Utilities Shareholder, other than the right to receive the Consideration issuable to such holder on the basis set forth in Section 3.1(s) and/or Section 3.1(t), as applicable;

(ii)

such Canadian Utilities Shareholder’s name shall be removed from the register of holders of Canadian Utilities Shares maintained by or on behalf of Canadian Utilities as it relates to the Canadian Utilities Shares so transferred;

(iii)

Emera shall be deemed to be the transferee (free and clear of all Encumbrances) of the Canadian Utilities Shares so transferred and shall, in respect of such Canadian Utilities Shares, be added to the register of holders of Canadian Utilities Shares maintained by or on behalf of Canadian Utilities; and

(iv)

such Canadian Utilities Shareholder shall be deemed to be the transferee (free and clear of all Encumbrances) of the Emera Shares issued pursuant to Section 3.1(s) and/or Section 3.1(t), as applicable, and shall, in respect of such Emera Shares, be added to the register of holders of Emera Shares maintained by or on behalf of Emera.

3.3        No Fractional Securities

No fractional Emera Shares shall be issued under the Arrangement. In the event that a former ATCO Shareholder or Canadian Utilities Shareholder would otherwise be entitled to a fractional Emera Share hereunder, the number of Emera Shares issuable to such Company Shareholder will be rounded up to the next whole number of Emera Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next whole number of Emera Shares if the fractional entitlement is less than 0.5. In calculating fractional interests, all ATCO Shares registered in the name of or beneficially held by an ATCO Shareholder or its nominee(s) shall be aggregated, and all Canadian Utilities Shares registered in the name of or beneficially held by a Canadian Utilities Shareholder or its nominee(s) shall be aggregated.

3.4        U.S. Securities Act Exemption

Notwithstanding any provision herein to the contrary, ATCO, Canadian Utilities, SpinCo and Emera agree that this Plan of Arrangement will be carried out with the intention that all Persons who held securities of ATCO or Canadian Utilities immediately prior to the Arrangement, and to whom Emera Shares or SpinCo Shares are issued on completion of the Arrangement in exchange for such securities, will be issued such Emera Shares or SpinCo Shares, as applicable, in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof, subject to the required determination of the Court in the Final Order as to the substantive and procedural fairness of the Arrangement to such securityholders. It is also intended that the shares issued to shareholders in the United States shall be issued in compliance with or in reliance on exemptions from the registration or qualification requirements of applicable state securities laws.

ARTICLE 4

RIGHTS OF DISSENT

4.1        ATCO Rights of Dissent

Registered holders of ATCO Shares may exercise Dissent Rights with respect to the ATCO Shares held by such holders in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 4.1; provided that notwithstanding Section 190(5) of the CBCA, the written notice setting forth such registered ATCO

Shareholder’s objection to the ATCO Arrangement Resolution must have been received in accordance with the Interim Order by no later than 5:00 p.m. (Calgary time) on the Business Day which is five Business Days immediately preceding the date of the ATCO Meeting. Dissenting ATCO Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the ATCO Shares held by them and in respect of which Dissent Rights have been validly exercised to Emera (free and clear of all Encumbrances) without any further act or formality at the effective time of Section 3.1(a) notwithstanding the provisions of Section 190 of the CBCA, and if they:

(a)

ultimately are entitled to be paid fair value for such ATCO Shares they: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (ii) shall be paid the fair value of such ATCO Shares which fair value shall be determined as of the close of business on the last Business Day before the ATCO Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such ATCO Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such ATCO Shares, they shall be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a non-dissenting holder of ATCO Shares notwithstanding the provisions of Section 190 of the CBCA, and such holder shall receive the Consideration for such holder’s ATCO Shares on the basis set forth in Section 3.1(m), Section 3.1(n), Section 3.1(q) and/or Section 3.1(r), as applicable.

4.2      Canadian Utilities Rights of Dissent

Registered holders of Canadian Utilities Shares may exercise Dissent Rights with respect to the Canadian Utilities Shares held by such holders in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 4.2; provided that notwithstanding Section 190(5) of the CBCA, the written notice setting forth such registered Canadian Utilities Shareholder’s objection to the Canadian Utilities Arrangement Resolution must have been received in accordance with the Interim Order by no later than 5:00 p.m. (Calgary time) on the Business Day which is five Business Days immediately preceding the date of the Canadian Utilities Meeting. Dissenting Canadian Utilities Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Canadian Utilities Shares held by them and in respect of which Dissent Rights have been validly exercised to Emera (free and clear of all Encumbrances) without any further act or formality at the effective time of Section 3.1(a) notwithstanding the provisions of Section 190 of the CBCA, and if they:

(a)

ultimately are entitled to be paid fair value for such Canadian Utilities Shares they: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (ii) shall be paid the fair value of such Canadian Utilities Shares which fair value shall be determined as of the close of business on the last Business Day before the Canadian Utilities Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Canadian Utilities Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Canadian Utilities Shares, they shall be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a non-dissenting holder of Canadian Utilities Shares notwithstanding the provisions of Section 190 of the CBCA, and such holder shall receive the Consideration for such holder’s Canadian Utilities Shares on the basis set forth in Section 3.1(s) and/or Section 3.1(t), as applicable.

4.3      Recognition of Dissenting Shareholders

(a)

In no circumstances shall ATCO, Canadian Utilities, SpinCo, Emera or any other Person be required to recognize a Person exercising Dissent Rights unless (i) such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised; and (ii) such Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such exercise prior to the Effective Time.

(b)

For greater certainty, in no case shall ATCO, Canadian Utilities, SpinCo, Emera or any other Person be required to recognize Dissenting Shareholders as holders of Company Shares in respect of which Dissent Rights have been validly exercised following completion of the transfer of Company Shares pursuant to Section 3.1(a).

4.4      Other Dissent Provisions

(a)	In addition to any other restrictions in Section 190 of the CBCA, the following Persons shall not be entitled to exercise Dissent Rights:

(i)	ATCO Shareholders who have voted in favour of the ATCO Arrangement Resolution;

(ii)	Canadian Utilities Shareholders who have voted in favour of the Canadian Utilities Arrangement Resolution; and

(iii)

ATCO Shareholders who have validly exercised, and have not withdrawn as of the Effective Time, dissent rights in respect of the Continuance Resolution in accordance with Section 191 of the ABCA, as modified by the Interim Order.

(b)

A Person may only exercise Dissent Rights in respect of all, and not less than all, of such Person’s ATCO Class I Shares, ATCO Class II Shares, Canadian Utilities Class A Shares or Canadian Utilities Class B Shares, as applicable.

ARTICLE 5

CERTIFICATES AND DELIVERY OF CONSIDERATION

5.1      Delivery of Consideration

(a)

Emera and SpinCo shall, at least one (1) Business Day prior to the date on which the Articles of Arrangement are filed with the Director, deposit, or cause to be deposited, in escrow with the Depositary pending completion of the Arrangement, certificates representing, or other evidence regarding the issuance of (including an irrevocable direction to issue such Emera Shares or SpinCo Shares, respectively, in accordance with this Plan of Arrangement upon filing of the Articles of Arrangement), the Emera Shares and SpinCo Shares, respectively, that Company Shareholders are entitled to receive under the Arrangement, which Emera Shares and SpinCo Shares, shall be held, as of the effective time of Sections 3.1(m), 3.1(n), 3.1(q), 3.1(r), 3.1(s) and 3.1(t), as applicable, by the Depositary as agent and nominee for the Company Shareholders entitled thereto in accordance with the provisions of this Article 5.

(b)	Forthwith following the effective time of Sections 3.1(m), 3.1(n), 3.1(q), 3.1(r), 3.1(s) and 3.1(t), as applicable:

(i)	the Depositary shall deliver the Consideration to which former Company Shareholders are entitled in respect of those Company Shares that were transferred or deemed to be transferred pursuant to Sections 3.1(q), 3.1(r), 3.1(s) and 3.1(t) which are held on a book-entry basis, less any amounts withheld pursuant to Section 5.4, in accordance with normal industry practice for payments relating to securities held on a book-entry only basis; and

(ii)

with respect to those Company Shares not held on a book-entry basis, upon surrender to the Depositary for cancellation of certificate(s) or DRS Advice(s) (as applicable) which, immediately prior to the Effective Time, represented outstanding Company Shares that were transferred or deemed to be transferred pursuant to Section 3.1(q), 3.1(r), 3.1(s) or 3.1(t), as applicable, together with a duly completed and executed ATCO Letter of Transmittal or Canadian Utilities Letter of Transmittal, as applicable, and such additional documents and instruments as the Depositary may reasonably require, each former holder of Company Shares represented by such surrendered certificate(s) or DRS Advice(s) shall be entitled to receive, in exchange therefor, and the Depositary shall deliver to such holder as directed in the ATCO Letter of Transmittal or Canadian Utilities Letter of Transmittal, as applicable, the Consideration that such former holder has the right to receive under this Plan of Arrangement for such Company Shares less any amounts withheld pursuant to Section 5.4, and any certificate(s) so surrendered shall forthwith be cancelled.

(c)

Until surrendered as contemplated by Section 5.1(b) (which, for the purposes of this Section 5.1(c) shall be deemed to apply to Dissenting Shareholders) each certificate or DRS Advice that immediately prior to the Effective Time represented Company Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration to which such former holders of such Company Shares are entitled under the Arrangement, less any amounts withheld pursuant to Section 5.4, or as to those certificates or DRS Advices held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1(b) and/or Section 4.2(b), as applicable, to receive the fair value of the Company Shares represented by such certificate or DRS Advice.

(d)

Subject to any Applicable Laws relating to unclaimed personal property, any certificate formerly representing Company Shares that is not deposited, together with all other documents required hereunder, on or before the last Business Day before the sixth anniversary of the Effective Date, and any right or claim by or interest of any kind or nature, including the right of a former Company Shareholder to receive certificates or a DRS Advice representing Emera Shares and/or SpinCo Shares, as applicable, to which such holder is entitled pursuant to the Arrangement, shall terminate and be deemed to be surrendered and forfeited to Emera and/or SpinCo, respectively, for no consideration, together with all entitlements to dividends, distributions and interest thereon. In such case, such Consideration shall be returned to Emera and SpinCo, respectively, and any returned Emera Shares and SpinCo Shares shall be cancelled.

(e)

Subject to Section 5.3, no Company Shareholder shall be entitled to receive any consideration with respect to the Company Shares other than the Consideration to which the holder is entitled to receive under the Arrangement (or, in the case of Dissenting Shareholders, the fair value for their Company Shares in accordance with Article 4) and, for greater certainty, no such holder will be entitled to receive any interest, dividend, premium or other payment in connection therewith.

5.2      Lost Certificates

If any certificate which immediately prior to the Effective Time represented an interest in one or more outstanding Company Shares that were transferred pursuant to Section 3.1 has been lost, stolen or destroyed, upon satisfying such reasonable requirements as may be imposed by Emera, SpinCo and the Depositary, as applicable, in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the Consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement, deliverable in accordance with such holder’s ATCO Letter of Transmittal or Canadian Utilities Letter of Transmittal, as applicable. The Person who is entitled to receive such Consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Emera, ATCO, Canadian Utilities and/or SpinCo, as applicable, and their respective transfer agents in such form as is satisfactory to Emera, ATCO, Canadian Utilities and/or SpinCo, as applicable, and their respective transfer agents, or shall otherwise indemnify Emera, ATCO, Canadian Utilities and/or SpinCo, as applicable, and their respective transfer agents, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3      Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Emera Shares or SpinCo Shares, in each case, with a record date after the Effective Time, shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2, as applicable. Subject to Applicable Laws and to Section 5.4, at the time of such compliance, in addition to the delivery of the Consideration to which such Company Shareholder is entitled to receive, such holder shall receive the amount of the dividend or other distribution with a record date after the Effective Time, without interest, theretofore paid with respect to such Emera Shares or SpinCo Shares, as applicable.

5.4      Withholdings

ATCO, Canadian Utilities, SpinCo, Emera and the Depositary shall be entitled to deduct or withhold from any amounts payable (including from any Emera Shares or SpinCo Shares issuable) to any Person pursuant to the Arrangement, such amounts as ATCO, Canadian Utilities, SpinCo, Emera and the Depositary reasonably determine are required to be deducted or withheld with respect to such payment, issuance or transfer, as the case may be, under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax Law and shall be entitled to sell or otherwise dispose of, or arrange for the sale or disposition of, any such withheld SpinCo Shares as is necessary or desirable to fund such deduction or withholding. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to such Person in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts (or net proceeds therefrom) are timely remitted to the appropriate Governmental Authority. Any of ATCO, Canadian Utilities, SpinCo, Emera and the Depositary is hereby authorized to sell or otherwise dispose of any Emera Shares and SpinCo Shares, as applicable, issuable pursuant to the Arrangement as is necessary to provide sufficient funds to ATCO, Canadian Utilities, SpinCo, Emera and the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of ATCO, Canadian Utilities, SpinCo, Emera or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and ATCO, Canadian Utilities, SpinCo, Emera and the Depositary, as

applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

5.5      No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind. Each Company Shareholder (including Dissenting Shareholders) and each holder of an ATCO Option, ATCO SAR, Canadian Utilities Option or Canadian Utilities SAR shall, in respect of any transactions provided for in Section 3.1 applicable to such Person, be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to surrender, transfer and/or exchange, as applicable, all Company Shares, ATCO Options, ATCO SARs, Canadian Utilities Options and Canadian Utilities SARs, as applicable, held by such holder in accordance with such step.

5.6      Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to the ATCO Shares, Canadian Utilities Shares, ATCO Options, Canadian Utilities Options, ATCO SARs and Canadian Utilities SARs issued and outstanding immediately prior to the Effective Time and the terms and conditions thereof; (b) the rights and obligations of the registered holders of ATCO Shares, Canadian Utilities Shares, ATCO Options, Canadian Utilities Options, ATCO SARs and Canadian Utilities SARs and ATCO, Canadian Utilities, SpinCo, Emera and the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any ATCO Shares, Canadian Utilities Shares, ATCO Options, Canadian Utilities Options, ATCO SARs and Canadian Utilities SARs, shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS

6.1      Amendment to this Plan of Arrangement

(a)

ATCO, Canadian Utilities, SpinCo and Emera may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) approved by ATCO, Canadian Utilities, SpinCo and Emera, each acting reasonably; (iii) filed with the Court and, if made following the ATCO Meeting or Canadian Utilities Meeting, approved by the Court; and (iv) communicated to the ATCO Shareholders and/or Canadian Utilities Shareholders, as applicable, if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by ATCO, Canadian Utilities, SpinCo or Emera at any time prior to or at the ATCO Meeting or Canadian Utilities Meeting, as applicable (provided that ATCO, Canadian Utilities, SpinCo and Emera, as applicable, shall have consented thereto in writing, acting reasonably) with or without any other prior notice or communication and, if so proposed and accepted by the requisite majority of Persons voting at such meeting(s) (other than as may be required by the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the ATCO Meeting or Canadian Utilities Meeting shall be effective only: (i) if it is consented to in writing by each of ATCO, Canadian Utilities, SpinCo and Emera (in each case, acting reasonably); and (ii) if required by the Court, if it is consented to by some or all of the applicable Company Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that it has been approved in writing by each of the Parties and concerns a matter which, in the reasonable opinion of the Parties is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse or prejudicial to the interest of any former Company Shareholders or former holder of ATCO Options, ATCO SARs, Canadian Utilities Options or Canadian Utilities SARs.

(e)	To the extent any provision of this Plan of Arrangement is deemed to be inconsistent with Applicable Laws, this Plan of Arrangement shall be automatically adjusted to remove such inconsistency.

ARTICLE 7

FURTHER ASSURANCES

7.1      Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of ATCO, Canadian Utilities, SpinCo and Emera shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

EXHIBIT 1

TERMS AND CONDITIONS OF CANADIAN UTILITIES SHARES

The shares which the Corporation is authorized to issue are:

(A)(1)

An unlimited number of common shares without nominal or par value, designated the “Class A non-voting shares”, which, except as otherwise provided herein, shall rank equally in all respects with the Class B common shares and the Class C subordinate voting shares. The holders of the Class A non-voting shares:

(a)

are entitled to receive notice of, to attend and participate in discussions at meetings of shareholders but are not, except where otherwise expressly required by law, entitled to vote at meetings of shareholders;

(b)	are entitled, in certain circumstances, to exchange their Class A non-voting shares for Class B common shares as hereinafter specified:

(i)

where a take-over bid is made by way of agreement between a person or group of persons (the “offeror”) desiring to acquire Class B common shares of the Corporation and fewer than 15 holders of the Class B common shares of the Corporation, in circumstances where the offeror will in result own, together with the offeror’s previously owned Class B common shares, but disregarding any Class A non-voting shares tendered in exchange as hereinafter provided, more than 50% of the outstanding Class B common shares, but not pursuant to an offer to holders of the Class B common shares generally, and the take-over bid must (by reason of the applicable securities legislation of any jurisdiction in Canada or the by-laws, regulations or policies of any stock exchange on which the Class B common shares are listed) be extended to the holders of all other Class B common shares of the Corporation, a holder of Class A non-voting shares shall have the right to exchange all but not less than all of such shares held by it, on a one-for-one basis, for Class B common shares of the Corporation. The right to exchange shall arise as soon as the offeror so extends the take-over bid (such extended bid being herein referred to as the “follow-up bid”) and the holders of the Class A non-voting shares shall have until the last day the offer is open in connection with the follow-up bid for the Class B common shares to avail themselves of the right to exchange Class A non-voting shares. If the take-over bid is not completed, because the agreement made by the offeror referred to in this paragraph (i) of this subsection (1)(b) is not concluded or is terminated, or for any other reason whatsoever, any person who tendered certificates representing Class A non-voting shares shall be required to take back the certificates representing Class A non-voting shares tendered by such holder, the right to exchange shall be deemed never to have existed and the holder will have no right, in the circumstances of the said take-over bid made by the offeror, to receive Class B common shares of the Corporation,

(ii)

where a take-over bid is made for Class B common shares of the Corporation, in circumstances where the offeror will in result own, together with the offeror’s previously owned Class B common shares, but disregarding any Class A non-voting shares tendered in exchange as hereinafter provided, more than 50% of the Class B common shares, a holder of Class A non-voting shares shall have the right to exchange all but not less than all of such shares held by it, on a one-for-one basis, for Class B common shares of the Corporation. The right to exchange shall arise as soon as a take-over bid is made and the holders of the Class A non-voting shares shall have until the last day the offer is open in connection with the take-over bid for the Class B common shares to avail themselves of the right to exchange Class A non-voting shares. The provisions of this paragraph (ii) of this subsection 1(b) shall apply whether a take-over bid is made through the facilities of a stock exchange on which the Class B common shares are listed, or otherwise. If, however, the offeror does not after making the take-over bid own, or become entitled to own, a number of Class B common shares amounting to more than 50% of the Class B common shares (disregarding any Class A non-voting shares tendered in exchange as herein provided), any person who tendered certificates representing Class A non-voting shares shall be required to take back the certificates representing Class A non-voting shares tendered by such holder, the right to exchange shall be deemed never to have existed and the holder will have no right, in the circumstances of the said take-over bid made by the offeror, to receive Class B common shares of the Corporation,

(iii)

notwithstanding anything contained in paragraph (ii) of this subsection (1)(b), where an offeror has made a take-over bid for less than all of the outstanding Class B common shares of the Corporation and a holder of Class A non-voting shares has duly tendered for exchange all but not less than all of such shares held by it, the holder shall only be entitled to accept the take-over bid in respect of a rateable number of Class A non-voting shares, having regard to the aggregate of the number of such shares tendered by all holders thereof, the number of Class B common shares tendered by all holders thereof and the percentage of the Class B common shares for which the take-over bid has been made,

(iv)

notwithstanding anything contained in this subsection (1)(b), none of the rights afforded to the holders of Class A non-voting shares and none of the foregoing provisions shall apply to the case where a take-over bid is made by an offeror who, immediately prior to the making of the take-over bid, already had control of the Corporation. For the purposes hereof, where an offeror held, immediately prior to making such take-over bid, a number of Class B common shares amounting to more than 50% of the then issued and outstanding Class B common shares, it shall be deemed to have had control of the Corporation at that time,

(v)	the expression “take-over bid” means, for the purposes of this subsection (1)(b):

(I)	an offer made to holders of the Class B common shares of the Corporation to purchase, directly or indirectly, Class B common shares of the Corporation,

(II)

the acceptance by a person of an offer to sell Class B common shares of the Corporation and such acceptance shall be deemed to constitute an offer to purchase and the person accepting the offer shall be deemed to be an offeror, or

(III)	a combination of an offer to purchase referred to in clause (I) of this paragraph (v) and an acceptance of an offer to sell referred to in clause (II) of this paragraph (v),

where the Class B common shares which are the subject of the offer to purchase, the acceptance of the offer to sell or the combination thereof, as the case may be, together with the offeror’s previously owned Class B common shares will in the aggregate exceed 10% of the outstanding Class B common shares of the Corporation and where two or more persons make or accept offers jointly or in concert or intending to exercise jointly or in concert any voting rights attaching to the Class B common shares to be acquired, then the Class B common shares owned by each of them shall be included in the calculation of the percentage of the outstanding Class B common shares of the Corporation owned by them.

The Corporation shall, as soon as it is in receipt of a take-over bid circular or other materials emanating from an offeror and relating to a take-over bid of the type giving rise to a right of exchange hereunder, send a statement to each of the holders of Class A non-voting shares describing the rights afforded to such holders as set forth in this subsection (1)(b),

(vi)

upon it being established that ATCO Ltd. no longer owns or controls, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B common shares of the Corporation, as such shares are constituted on the date the Class A non-voting shares and Class B common shares of the Corporation are created, a holder of Class A non-voting shares shall have the right to exchange any or all of such shares held by it, on a one-for-one basis, for Class B common shares. The Corporation shall, as soon as it is established that ATCO Ltd. no longer owns or controls, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B common shares of the Corporation, send a statement to each of the holders of Class A non-voting shares describing the rights afforded to such holders as set out in this paragraph (vi) of this subsection (1)(b) and thereafter such holders shall have 60 days within which to elect by notice in writing given to the transfer agent of the Corporation to exchange their Class A non-voting shares for Class B common shares. Any holder who has not given notice of its intention to exchange its shares within such 60-day period shall be deemed to have elected not to exchange its Class A non-voting shares for Class B common shares and its right to so exchange pursuant to this paragraph (vi) of this subsection (1)(b) shall be extinguished, and

(vii)

the rights of exchange provided in this subsection (1)(b) shall be exercised by notice in writing given to the transfer agent of the Corporation accompanied by the certificate or certificates representing the Class A non-voting shares in respect of which the holder thereof is electing to exercise such right of exchange and such notice shall be signed by the person registered on the books of the Corporation as the holder of the Class A non-voting shares in respect of which such right is being exercised, or by such holder’s duly authorized attorney, and shall specify the number of Class A non-voting shares which the holder has elected to have exchanged. The holder shall also pay any governmental or other tax or charge imposed in respect of such transaction. Where the written notice of election to exchange is given pursuant to the right of exchange set out in paragraph (i) or (ii) of this subsection (1)(b), upon receipt of such notice the transfer agent of the Corporation shall cause the certificate or certificates to be endorsed with a statement to the effect that the holder of the Class A non-voting shares represented thereby has elected, subject to perfection of the right of exchange by completion of the take-over bid giving rise to such right of exchange, to exchange the Class A non-voting shares represented thereby for Class B common shares. If the right of exchange is perfected, the transfer agent of the Corporation shall, upon surrender of the Class A non-voting share certificate or certificates endorsed as aforesaid, issue a certificate or certificates representing fully paid Class B common shares upon the prescribed basis and in accordance with the provisions hereof for the shares comprised in such endorsed Class A non-voting share certificate or certificates. Where the written notice of election to exchange is given pursuant to the right of exchange set out in paragraph (vi) of this subsection (1)(b), upon receipt of such notice the transfer agent of the Corporation shall issue a certificate or certificates representing fully paid Class B common shares upon the prescribed basis and in accordance with the provisions hereof to the holder of the Class A non-voting shares represented by the certificate or certificates accompanying such notice. If less than all the Class A non-voting shares represented by any certificate or certificates are to be exchanged, the holder shall be entitled to receive a new certificate for the Class A non-voting shares representing the shares comprised in the original certificate or certificates which are not to be exchanged; and

(c)

are, subject to the rights, privileges, restrictions and conditions attaching to the preferred shares of the Corporation, entitled to share equally, share for share, with the holders of the Class B common shares and Class C subordinate voting shares in all dividends declared by the Corporation on common shares and to receive, pari passu with the holders of the Class B common shares, and Class C subordinate voting shares, the remaining property of the Corporation upon dissolution.

(2)

An unlimited number of common shares without nominal or par value, designated the “Class B common shares”, which, except as otherwise provided herein, shall rank equally in all respects with the Class A non-voting shares and the Class C subordinate voting shares. The holders of the Class B common shares are entitled:

(a)

to vote at all meetings of shareholders on the basis of one vote per each Class B common share, except meetings at which only holders of another specified class or series of shares are entitled to vote;

(b)

to exchange each Class B common share held for 1 Class A non-voting share. The exchange privilege herein provided may be exercised by notice in writing given to the transfer agent of the Corporation, accompanied by the certificate or certificates representing the Class B common shares in respect of which the holder thereof desires to exercise such right of exchange and such notice shall be signed by the person registered on the books of the Corporation as the holder of the Class B common shares in respect of which such right is being exercised, or by such holder’s duly authorized attorney, and shall specify the number of Class B common shares which the holder has elected to have exchanged. The holder shall also pay any governmental or other tax or charge imposed in respect of such transaction. Upon receipt of such notice the transfer agent of the Corporation shall issue a certificate or certificates representing fully paid Class A non-voting shares upon the basis above prescribed and in accordance with the provisions hereof to the holder of the Class B common shares represented by the certificate or certificates accompanying such notice. If less than all the Class B common shares represented by any certificate or certificates are to be exchanged, the holder shall be entitled to receive a new certificate for the Class B common shares representing the shares comprised in the original certificate or certificates which are not to be exchanged; and

(c)

subject to the rights, privileges, restrictions and conditions attaching to the preferred shares of the Corporation, to share equally, share for share, with the holders of the Class A non-voting shares and Class C subordinate voting shares in all dividends declared by the Corporation on common shares and to receive, pari passu with the holders of the Class A non-voting shares and Class C subordinate voting shares, the remaining property of the Corporation upon dissolution.

Notwithstanding anything herein contained, the exchange ratio of one-for-one referred to above in subsections (1)(b) and (2)(b) shall be amended from time to time to ensure that the effective exchange ratio at the time a holder of Class A non-voting shares or Class B common shares is entitled to tender for exchange is wholly consistent with the basis which prevailed on the date the Class A non-voting shares and Class B common shares were created, upon the happening of any of the following events:

(i)	the subdivision, consolidation or reclassification of the outstanding Class A non-voting shares or Class B common shares,

(ii)

the issue of Class A non-voting shares or Class B common shares to all or substantially all the holders of Class A non-voting shares or Class B common shares by way of a stock dividend or otherwise, other than the issue from time to time of Class A non-voting shares or Class B common shares by way of a stock dividend or dividend reinvestment plan to shareholders who elect to receive dividends in shares in lieu of receiving cash dividends paid in the ordinary course,

(iii)

the issue of options, rights or warrants to all or substantially all the holders of Class A non-voting shares or Class B common shares entitling them within a period of 45 days to acquire Class A non-voting shares or Class B common shares or securities convertible into Class A non-voting shares or Class B common shares at a price per share (or having a conversion price per share) less than 95% of the then current market price of the Class A non-voting shares or Class B common shares, which shall be defined as the weighted average price at which the Class A non-voting shares or Class B common shares, as the case may be, traded on the Montreal and Toronto stock exchanges during any 30 consecutive trading days ending on a date within 15 business days preceding the record date for such issue, and

(iv)

the issue to all or substantially all the holders of Class A non-voting shares or Class B common shares of options, rights or warrants (other than those expiring within 45 days), of evidences of indebtedness or of assets (excluding dividends paid in the ordinary course).

(3)

An unlimited number of common shares without nominal or par value, designated the “Class C subordinate voting shares”, which, except as otherwise provided herein, shall rank equally in all respects with the Class A non-voting shares and the Class B common shares. The holders of the Class C subordinate voting shares are entitled:

(a)

to vote at all meetings of shareholders on the basis of one vote per every ten Class C subordinate voting shares, except meetings at which only holders of another specified class or series of shares are entitled to vote;

(b)

to exchange each Class C subordinate voting share held for 1 Class A non-voting share. The exchange privilege herein provided may be exercised by notice in writing given to the transfer agent of the Corporation, accompanied by the certificate or certificates representing the Class C subordinate voting shares in respect of which the holder thereof desires to exercise such right of exchange and such notice shall be signed by the person registered on the books of the Corporation as the holder of the Class C subordinate voting shares in respect of which such right is being exercised, or by such holder’s duly authorized attorney, and shall specify the number of Class C subordinate voting shares which the holder has elected to have exchanged. The holder shall also pay any governmental or other tax or charge imposed in respect of such transaction. Upon receipt of such notice the transfer agent of the Corporation shall issue a certificate or certificates representing fully paid Class A non-voting shares upon the basis above prescribed and in accordance with the provisions hereof to the holder of the Class C subordinate voting shares represented by the certificate or certificates accompanying such notice. If less than all the Class C subordinate voting shares represented by any certificate or certificates are to be exchanged, the holder shall be entitled to receive a new certificate for the Class C subordinate voting shares representing the shares comprised in the original certificate or certificates which are not to be exchanged; and

(c)

subject to the rights, privileges, restrictions and conditions attaching to the preferred shares of the Corporation, to share equally, share for share, with the holders of the Class A non-voting shares and Class B common shares in all dividends declared by the Corporation on common shares and to receive, pari passu with the holders of the Class A non-voting shares and Class B common shares, the remaining property of the Corporation upon dissolution.

(4)

(B)

An unlimited number of convertible preferred shares without nominal or par value, designated the “Class A convertible preferred shares”, and ranking junior to the Cumulative Preferred Shares, the Series Preferred Shares and the Series Second Preferred Shares. The Class A convertible preferred shares shall have the following rights, privileges, restrictions and conditions:

(a)

subject to applicable law, the holders of Class A convertible preferred shares shall not be entitled to receive notice of, or to attend, any meeting of the shareholders of the Corporation or to vote at any such meeting;

(b)

subject to applicable law and to the rights, privileges, restrictions and conditions attaching to the Cumulative Preferred Shares, the Series Preferred Shares and the Series Second Preferred Shares, the holders of Class A convertible preferred shares shall, in each financial year of the Corporation, in the discretion of the Board of Directors of the Corporation, but always in preference and priority to any payment of dividends on the common shares for such year, be entitled to receive non-cumulative dividends at a rate per Class A convertible preferred share equal to 5% of the Redemption Price (as defined below) of such Class A convertible preferred share at the time such dividend is declared, payable in one or more instalments. The holders of Class A convertible preferred shares shall not be entitled to any dividends other than as provided for herein;

(c)

subject to applicable law, the Corporation may, at any time, redeem the whole or any part of the issued and outstanding Class A convertible preferred shares on payment for each Class A convertible preferred share to be redeemed of an amount equal to the fair market value of one Class A non-voting share as of the date of issuance of the Class A convertible preferred share, as determined by the Board of Directors of the Corporation (the “Redemption Price”), plus any dividends declared but unpaid thereon. Unless all the holders of Class A convertible preferred shares to be redeemed shall have waived notice of such redemption, the Corporation shall give not less than 30 days’ notice in writing of such redemption, specifying the date of redemption. If such notice is given or waived, and the Redemption Price plus any dividends declared but unpaid thereon, is paid to such holders, or is deposited with any chartered bank or trust company in Canada, as specified in the notice, on or before the date fixed for redemption, dividends on the Class A convertible preferred shares to be redeemed shall cease after the date fixed for redemption and the holders thereof shall thereafter have no rights against the Corporation in respect thereof except to receive payment of the Redemption Price plus any dividends declared but unpaid thereon;

(d)

subject to applicable law, a holder of Class A convertible preferred shares shall be entitled, at any time, to require the Corporation to redeem the whole or any part of the Class A convertible preferred shares registered in the name of such holder on the books of the Corporation. A holder of Class A convertible preferred shares who wishes the whole or any part of such holder’s Class A convertible preferred shares to be redeemed shall tender to the Corporation at its registered office a request in writing specifying (i) that such holder desires to have the whole or any part of the Class A convertible preferred shares registered in the name of such holder redeemed by the Corporation and (ii) the business day on which the holder desires to have the Corporation redeem such Class A convertible preferred shares (the “Retraction Date”), together with the share certificates, if any, representing the Class A convertible preferred shares that the registered holder desires to have the Corporation redeem. Upon receipt of such request and share certificates, the Corporation shall, on the Retraction Date, redeem such Class A convertible preferred shares by paying to such registered holder an amount equal to the Redemption Price thereof plus any dividends declared but unpaid thereon. If a part only of the Class A convertible preferred shares represented by any certificate are redeemed, a new certificate for the balance shall be issued by the Corporation. The Class A convertible preferred shares shall be redeemed on the Retraction Date and thereafter such Class A convertible preferred shares shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, unless payment of the Redemption Price thereof plus any dividends declared but unpaid thereon is not made on the Retraction Date, in which case the rights of the holders of such Class A convertible preferred shares shall remain unaffected;

(e)

a holder of Class A convertible preferred shares shall be entitled, at any time, to convert, on a share for share basis, the whole or any part of the Class A convertible preferred shares registered in the name of such holder on the books of the Corporation into Class A non-voting shares. A holder of Class A convertible preferred shares who wishes the whole or any part of such holder’s Class A convertible preferred shares to be converted shall tender to the Corporation at its registered office a request in writing specifying that such holder desires to have the whole or any part of the Class A convertible preferred shares registered in the name of such holder converted into Class A non-voting shares, together with the share certificates, if any, representing the Class A convertible preferred shares that the registered holder desires to have converted. If a part only of the Class A convertible preferred shares represented by any certificate are converted, a new certificate for the balance shall be issued by the Corporation;

(f)

subject to applicable law, the Corporation shall be entitled, at any time, to convert, on a share for share basis, the whole or any part of the issued and outstanding Class A convertible preferred shares into Class A non-voting shares. Unless all the holders of Class A convertible preferred shares to be converted shall have waived notice of such conversion, the Corporation shall give not less than 30 days’ notice in writing of such conversion, specifying the date of conversion. If a part only of the Class A convertible preferred shares represented by any certificate are so converted, a new certificate for the balance shall be issued by the Corporation. If such notice is given or waived, and certificates representing the applicable number of Class A non-voting shares are delivered to the applicable holders, or are deposited with any trust company in Canada, as specified in the notice, on or before the date fixed for conversion, dividends on the Class A convertible preferred shares to be converted shall cease after the date fixed for conversion and the holders thereof shall thereafter have no rights against the Corporation in respect thereof except to receive the applicable number of Class A non-voting shares; and

(g)

subject to the rights, privileges, restrictions and conditions attaching to the Cumulative Preferred Shares, the Series Preferred Shares and the Series Second Preferred Shares, in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of Class A convertible preferred shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of common shares, an amount equal to the Redemption Price of such Class A convertible preferred shares plus any dividends declared but unpaid thereon and no more.

SCHEDULE “B”

FORM OF ATCO ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(a)

the arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act, involving, among others, ATCO Ltd. (“ATCO”), Canadian Utilities Limited (“Canadian Utilities”), Emera Incorporated (“Emera”), 2856571 Alberta Ltd. (“SpinCo”), the holders (“ATCO Securityholders”) of Class I non-voting shares in the capital of ATCO, Class II voting shares in the capital of ATCO, options to acquire Class I non-voting shares in the capital of ATCO and share appreciation rights of ATCO all as more particularly described and set forth in the joint management information circular of ATCO, Canadian Utilities and Emera dated • accompanying the notice of this meeting (as the Arrangement may be modified or amended), and all transactions contemplated thereby, be and is hereby authorized, approved and adopted;

(b)

the plan of arrangement (the “Plan of Arrangement”) involving, among others, ATCO, Canadian Utilities, Emera, SpinCo and the ATCO Securityholders implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as hereinafter defined) (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

(c)

the arrangement agreement (the “Arrangement Agreement”) among ATCO, Canadian Utilities, SpinCo and Emera dated as of October 6, 2026 as the same may be modified, amended or amended and restated from time to time, and all the transactions contemplated therein, the actions of the directors of ATCO in approving the Arrangement Agreement, and the actions of the directors and officers of ATCO in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements to any of the foregoing, and any transactions contemplated by any of the foregoing, are hereby confirmed, authorized, ratified and approved;

(d)

any one director or officer of ATCO is hereby authorized and directed for and on behalf of ATCO to apply for a final order from the Court of King’s Bench of Alberta (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement;

(e)

any one director or officer of ATCO be and is hereby authorized and directed for and on behalf of ATCO to execute, under the corporate seal of ATCO or otherwise, and to deliver to the Director under the Canada Business Corporations Act for filing, articles of arrangement and such other documents as are necessary or advisable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement;

(f)

notwithstanding that this resolution has been duly passed (and the Plan of Arrangement adopted) by the ATCO Securityholders or that the Arrangement has been approved by the Court, the directors of ATCO are hereby authorized and empowered, without further notice to, or approval of, the ATCO Securityholders:

(i)

to amend, modify, or supplement the Arrangement Agreement or the Plan of Arrangement (or any documents or agreements delivered in connection therewith) to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable; or

(ii)	subject to the terms of the Arrangement Agreement, to not proceed with the Arrangement and revoke this resolution at any time prior to the Effective Time (as defined in the Plan of Arrangement);

(g)

any one or more directors or officers of ATCO are hereby authorized, for and on behalf and in the name of ATCO, to execute (or cause to be executed) and deliver (or cause to be delivered), whether under corporate seal of ATCO or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to this resolution and the matters authorized hereby, the Arrangement Agreement, the Arrangement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(i)	all actions required to be taken by or on behalf of ATCO, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(ii)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by ATCO,

such opinion to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

FORM OF CONTINUANCE RESOLUTION

BE IT RESOLVED THAT:

(a)

the continuance (the “Continuance”) of ATCO Ltd. (“ATCO”) from the province of Alberta under the Business Corporations Act (Alberta) (the “ABCA”) to the federal jurisdiction of Canada under the Canada Business Corporations Act (the “CBCA”), all as more particularly described and set forth in the joint management information circular (“Information Circular”) of ATCO, Canadian Utilities Limited and Emera Incorporated dated • accompanying the notice of this meeting, and all transactions contemplated thereby, be and is hereby authorized, approved and adopted;

(b)

ATCO is authorized to apply to the Director appointed under the CBCA (the “CBCA Director”) for a certificate of continuance of ATCO, and to execute and deliver to the CBCA Director articles of continuance and such other documents as are necessary or desirable to give effect to the Continuance;

(c)

ATCO is authorized to apply to the Registrar of Corporations of Alberta under the ABCA (the “Alberta Registrar”) for a certificate of discontinuance in accordance with Section 189 of the ABCA and to execute and deliver to the Alberta Registrar such other documents as are necessary or desirable to give effect to the Continuance;

(d)

subject to the issuance of a certificate of continuance by the CBCA Director and the Alberta Registrar providing a certificate of discontinuance, the articles of ATCO shall be amended by substituting for the provisions of its articles the provisions set out in the form attached as Appendix • to the Information Circular, with such amendments, deletions or alterations as may be considered necessary or advisable by any officer or director of ATCO in order to ensure compliance with the provisions of the CBCA, as the same may be amended, and the requirements of the CBCA Director thereunder;

(e)

subject to the issuance of a certificate of continuance by the CBCA Director and the Alberta Registrar providing a certificate of discontinuance, ATCO is authorized to approve and adopt the by-laws in the form attached as Appendix • to the Information Circular, with such amendments, deletions or alterations as may be considered necessary or advisable by any officer or director of ATCO in order to ensure compliance with the provisions of the CBCA, as the same may be amended, and the requirements of the CBCA Director thereunder;

(f)

notwithstanding that this resolution has been duly passed by the ATCO Shareholders, the directors of ATCO are hereby authorized and empowered, without further notice to, or approval of, the ATCO Shareholders abandon the application for the Continuance and revoke this resolution at any time prior to the Effective Time (as defined in the Plan of Arrangement attached as Schedule “A” to Appendix • of the Information Circular);

(g)

any one or more directors or officers of ATCO are hereby authorized, for and on behalf and in the name of ATCO, to execute (or cause to be executed) and deliver (or cause to be delivered), whether under corporate seal of ATCO or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to this resolution and the matters authorized hereby, including:

(i)	all actions required to be taken by or on behalf of ATCO, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(ii)	the signing of the certificates, consents and other documents or declarations required in connection with the Continuance,

such opinion to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE “C”

FORM OF CANADIAN UTILITIES ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(a)

the arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act, involving, among others, Canadian Utilities Limited (“Canadian Utilities”), ATCO Ltd. (“ATCO”), Emera Incorporated (“Emera”), 2856571 Alberta Ltd. (“SpinCo”) and the holders (“Canadian Utilities Securityholders”) of Class A non-voting shares in the capital of Canadian Utilities and Class B common shares in the capital of Canadian Utilities, options to acquire Class A non-voting shares in the capital of Canadian Utilities and share appreciation rights of Canadian Utilities all as more particularly described and set forth in the joint management information circular of Canadian Utilities, ATCO and Emera dated • accompanying the notice of this meeting (as the Arrangement may be modified or amended), and all transactions contemplated thereby, be and is hereby authorized, approved and adopted;

(b)

the plan of arrangement (the “Plan of Arrangement”) involving, among others, Canadian Utilities, ATCO, Emera, SpinCo and the Canadian Utilities Securityholders implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as hereinafter defined) (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

(c)

the arrangement agreement (the “Arrangement Agreement”) among Canadian Utilities, ATCO, SpinCo and Emera dated as of October 6, 2026 as the same may be modified, amended or amended and restated from time to time, and all the transactions contemplated therein, the actions of the directors of Canadian Utilities in approving the Arrangement Agreement, and the actions of the directors and officers of Canadian Utilities in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements to any of the foregoing, and any transactions contemplated by any of the foregoing, are hereby confirmed, authorized, ratified and approved;

(d)

any one director or officer of Canadian Utilities is hereby authorized and directed for and on behalf of Canadian Utilities to apply for a final order from the Court of King’s Bench of Alberta (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement;

(e)

any one director or officer of Canadian Utilities be and is hereby authorized and directed for and on behalf of Canadian Utilities to execute, under the corporate seal of Canadian Utilities or otherwise, and to deliver to the Director under the Canada Business Corporations Act for filing, articles of arrangement and such other documents as are necessary or advisable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement;

(f)

notwithstanding that this resolution has been duly passed (and the Plan of Arrangement adopted) by the Canadian Utilities Securityholders or that the Arrangement has been approved by the Court, the directors of Canadian Utilities are hereby authorized and empowered, without further notice to, or approval of, the Canadian Utilities Securityholders:

(i)	to amend, modify, or supplement the Arrangement Agreement or the Plan of Arrangement (or any documents or agreements delivered in connection therewith) to

C-2

the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable; or

(ii)	subject to the terms of the Arrangement Agreement, to not proceed with the Arrangement and revoke this resolution at any time prior to the Effective Time (as defined in the Plan of Arrangement);

(g)

any one or more directors or officers of Canadian Utilities are hereby authorized, for and on behalf and in the name of Canadian Utilities, to execute (or cause to be executed) and deliver (or cause to be delivered), whether under corporate seal of Canadian Utilities or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to this resolution and the matters authorized hereby, the Arrangement Agreement, the Arrangement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(i)

all actions required to be taken by or on behalf of Canadian Utilities, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(ii)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Canadian Utilities,

such opinion to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE “D”

FORM OF EMERA SHARE ISSUANCE RESOLUTION

BE IT RESOLVED THAT:

(a)

the issuance of up to • common shares (“Emera Shares”) in the capital of Emera Incorporated (“Emera”) pursuant to an arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act, involving, among others, Emera, Canadian Utilities Limited (“Canadian Utilities”), ATCO Ltd. (“ATCO”), 2856571 Alberta Ltd. (“SpinCo”) and the shareholders of ATCO and Canadian Utilities, all as more particularly described and set forth in the joint management information circular of Emera, Canadian Utilities and ATCO dated • accompanying the notice of this meeting, is hereby authorized and approved;

(b)

the arrangement agreement (the “Arrangement Agreement”) between Emera, Canadian Utilities, ATCO and SpinCo dated as of October 6, 2026 as the same may be modified, amended or amended and restated from time to time, and all the transactions contemplated therein, the actions of the directors of Emera in approving the Arrangement Agreement, and the actions of the directors and officers of Emera in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements to any of the foregoing, and any transactions contemplated by any of the foregoing, are hereby confirmed, authorized, ratified and approved;

(c)

notwithstanding that this resolution has been duly passed by the Emera Shareholders or that the Arrangement has been approved by the Court of King’s Bench of Alberta, the directors of Emera are hereby authorized and empowered, without further notice to, or approval of, the Emera Shareholders:

(i)

to amend the Arrangement Agreement or the Plan of Arrangement (or any documents or agreements delivered in connection therewith) to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable; or

(ii)	subject to the terms of the Arrangement Agreement, to not proceed with the Arrangement and revoke this resolution at any time prior to the Effective Time (as defined in the Plan of Arrangement);

(d)

any one or more directors or officers of Emera are hereby authorized, for and on behalf and in the name of Emera, to execute (or cause to be executed) and deliver (or cause to be delivered), whether under corporate seal of Emera or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to this resolution and the matters authorized hereby, the Arrangement Agreement, the Arrangement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(i)	all actions required to be taken by or on behalf of Emera, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(ii)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Emera,

such opinion to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE “E”

REPRESENTATIONS AND WARRANTIES OF EMERA

(a)

Organization and Qualification. Emera and its Material Subsidiaries are each corporations, or other bodies corporate or partnerships, validly existing and in good standing under the Applicable Laws of their respective jurisdiction of incorporation, amalgamation, continuation or formation and have the requisite corporate power and capacity to own, lease and operate their respective assets and properties and to carry on their respective businesses as they are now being conducted. Emera and its Material Subsidiaries are each duly registered to do business and in good standing in each jurisdiction in which the character of their respective properties, owned or leased, or the nature of their respective activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Emera.

(b)

Authority Relative to this Agreement and Support Agreements. Emera has the requisite corporate power, capacity and authority to enter into this Agreement, the ATCO Support Agreements and the Canadian Utilities Support Agreements and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement, the ATCO Support Agreements and the Canadian Utilities Support Agreements and the consummation by Emera of the transactions contemplated hereunder and thereunder have been duly authorized by the Emera Board and, subject to the approval of the Emera Share Issuance Resolution by the Emera Shareholders, the approval of the Emera Board of the appointment of the individual nominee directors as agreed to by the Parties in accordance with Section 2.10, and the approval of the Circular and matters related to the Emera Meeting by the Emera Board, no other corporate proceedings on the part of Emera are necessary to authorize this Agreement, the ATCO Support Agreements, the Canadian Utilities Support Agreements or the Arrangement. This Agreement, the ATCO Support Agreements and the Canadian Utilities Support Agreements have each been duly executed and delivered by Emera and each such agreement constitutes a legal, valid and binding obligation of Emera enforceable against it in accordance with the terms thereof, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)

Material Subsidiaries; Joint Ventures. Other than as set forth in the Emera Disclosure Letter, no subsidiary of Emera is a Material Subsidiary of Emera. No Material Subsidiary of Emera is currently prohibited, directly or indirectly, from paying any dividends to Emera, from making any other distribution on its capital stock, or from repaying to Emera any loans or advances to it from Emera. Except as disclosed in the Emera Disclosure Letter: (i) neither Emera nor any of its Material Subsidiaries is a partner or participant in any material partnership, joint venture, profit-sharing arrangement or similar material written arrangements; and (ii) neither Emera nor any of its Material Subsidiaries is a party to any agreement under which it agrees to carry on any material part of its business, or share any material revenue or profit, with any other Person.

(d)

Ownership of Subsidiaries. The Emera Disclosure Letter lists all direct and indirect subsidiaries of Emera and their current jurisdiction of incorporation, continuation or formation as of the Agreement Date. Other than as set forth in the Emera Disclosure Letter, Emera is the direct or indirect beneficial owner of all of the outstanding shares and other equity interests of its subsidiaries with good title thereto free and clear of any and all Encumbrances, other than: (i) those granted to its bank lenders; and (ii) restrictions on transfer contained in the constating documents of the applicable subsidiary. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any shares in Emera’s Material Subsidiaries. All of the outstanding shares in the Material Subsidiaries are validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(e)	No Violation; Absence of Defaults and Conflicts.

(i)	Neither Emera nor any of its Material Subsidiaries is in violation of its constating documents or, where applicable, by-laws in any material respect.

(ii)

Neither Emera nor any of its subsidiaries is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which it is a party or to which it, or its respective properties or assets, may be subject or by which it is bound, except, in each case, for such defaults which would not result in a Material Adverse Effect on Emera.

(iii)

Neither the execution and delivery of this Agreement, the ATCO Support Agreements and the Canadian Utilities Support Agreements by Emera, the consummation by Emera of the transactions contemplated hereby or thereby (including the Arrangement) nor the compliance by Emera with any of the provisions hereof or thereof will: (A) except as disclosed in the Emera Disclosure Letter, violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) or a right of enforcement of any Encumbrance upon any of the properties or assets of Emera or any of its subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) the constating documents or, where applicable, by-laws of Emera and its Material Subsidiaries; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Emera or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Emera or any of its subsidiaries is bound; or (B) subject to obtaining the Key Regulatory Approvals and the requisite approvals of the ATCO Shareholders, the Canadian Utilities Shareholders, the Emera Shareholders, the Court and the Stock Exchanges, as applicable, and subject to compliance with Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, violate any Applicable Laws applicable to Emera or any of its subsidiaries; or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect (except, in the case of each of clauses (A)(2), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have a Material Adverse Effect on Emera).

(iv)

Other than in connection with obtaining the Key Regulatory Approvals and the requisite approvals of the Court and the Stock Exchanges and filings and registrations required by Applicable Canadian Securities Laws, Applicable U.S. Securities Laws and the NSCA, no filing or registration with, or authorization, consent or approval of, any Governmental Authority is required of Emera in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material

Adverse Effect on Emera or significantly impede or delay the ability of Emera to consummate the Arrangement.

(f)

Valid Issuance; Emera Shares. Emera has reserved and allotted or will reserve and allot prior to the Effective Time a sufficient number of Emera Shares as may be issuable pursuant to the Arrangement and all of such Emera Shares when issued, will be duly authorized, validly issued, fully paid and non-assessable and free of any Encumbrances and not in violation of any pre-emptive rights or Applicable Law.

(g)

Funds Available. Emera has, and will until the Effective Time have, sufficient funds available, including under its credit facilities, to pay the greater of the Company Damages Amount and the Regulatory Termination Amount pursuant to Section 9.4.

(h)

Litigation. Other than as disclosed in the Emera Disclosure Letter, there are no Proceedings pending or, to the knowledge of Emera, threatened, affecting or that would reasonably be expected to affect Emera or any of its subsidiaries or any of their respective properties or assets, at Law or in equity or before or by any court or Governmental Authority, that, in each case, if determined adversely to the interests of Emera or its subsidiaries, would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Emera. Neither Emera nor any of its subsidiaries is subject to any outstanding Order that would reasonably be expected to have a Material Adverse Effect on Emera.

(i)	Bankruptcy. There are no bankruptcy, insolvency, reorganization or receivership actions pending against, being contemplated by, or threatened against Emera or any of its Material Subsidiaries.

(j)

Returns Filed and Taxes Paid. All material Returns required to be filed by or on behalf of Emera and its subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All material Taxes and all installments of material Taxes due or payable by Emera and its subsidiaries, whether or not shown to be payable on such Returns, or on subsequent assessments with respect thereto, have been paid in full on a timely basis, other than any such Taxes being contested in good faith and for which adequate reserves have been established in accordance with U.S. GAAP.

(k)

Tax Reserves. Emera has provided adequate accruals in the Emera Financial Statements for material impacts to deferred Taxes payable and current Taxes payable by, or required to be withheld and remitted by, Emera and each of its subsidiaries, which Taxes are not yet payable to the applicable Governmental Authority, in each case in conformity with U.S. GAAP.

(l)

Tax Deficiencies; Audits. No deficiencies exist or have been asserted with respect to Taxes of Emera and its subsidiaries that would reasonably be expected to have a Material Adverse Effect on Emera. Other than as disclosed in the Emera Disclosure Letter, neither Emera nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes that, if determined adversely to the interests of Emera or its subsidiaries, would reasonably be expected to have a Material Adverse Effect on Emera, nor, to the knowledge of Emera, has any such action or proceeding been asserted or threatened against Emera or its subsidiaries that, if determined adversely to the interests of Emera or its subsidiaries, would have a Material Adverse Effect on Emera.

(m)

Withholding Taxes. Emera and its subsidiaries have paid or have withheld and remitted to the appropriate Governmental Authority all Taxes required to be paid, withheld and remitted by them, including in connection with amounts paid or owing to present or former employees, non-residents of Canada, independent contractors, creditors, shareholders and other third parties, except where the failure to so pay or withhold and remit would not reasonably be expected to have a Material Adverse Effect on Emera.

(n)

Foreign Returns. Other than as disclosed in the Emera Disclosure Letter, neither Emera nor any of its subsidiaries has filed, has been required or is currently required to file, any material Returns with any Governmental Authority outside of their respective jurisdictions of incorporation, and no claims have ever been made by a Governmental Authority that Emera or its subsidiaries are, or may be subject to, a material amount of Tax in a jurisdiction where they do not file Returns.

(o)

GST and Similar Taxes. The books and records of Emera fairly and correctly set out and disclose, in all material respects, all liabilities and unclaimed input Tax credits under Part IX of the Excise Tax Act (Canada) for purposes of the goods and services or harmonized sales Tax or any similar legislation, and fairly and correctly set out and disclose, in all material respects, all liabilities and remittances in respect of any provincial sales Tax, fuel Tax, or any other value-added Tax.

(p)	Residence. Emera is a “taxable Canadian corporation” as defined in the Tax Act.

(q)

Listed Transactions. Neither Emera nor any of its subsidiaries has participated in any listed transaction within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state or local Tax Law) in the five years prior to the Agreement Date.

(r)

Tax Sharing Agreements. Neither Emera nor any of its subsidiaries is a party to, has any obligation under, or is bound by, any agreement relating to the sharing, allocation or indemnification of a material amount of Taxes, or any similar agreement, Contract or arrangement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or has any material liability for Taxes of any Person (other than members of an affiliated, consolidated, combined or unitary group of which Emera and/or one or more of its subsidiaries is the common parent and the only members of which are Emera and/or one or more of its subsidiaries), as a transferee or successor, by Contract or otherwise by operation of Law.

(s)

Distributing or Controlled Corporation. Neither Emera nor any of its subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Internal Revenue Code) in a distribution of shares qualifying or intending to qualify for Tax-free treatment under Section 355 of the Internal Revenue Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Internal Revenue Code) in conjunction with this acquisition.

(t)

Non-Application. None of Sections 17, 18(4), 78, 79, 80, 80.01, 80.02, 80.03 and 80.04 of the Tax Act, or any equivalent provision of the Laws of any other jurisdiction, has applied or will apply to Emera or any of its subsidiaries for any taxation year beginning on or after January 1, 2022, and ending prior to the Effective Date.

(u)	Prescribed Shares. The Emera Shares are, and will as of the Effective Time be, prescribed shares for purposes of paragraph 110(1)(d) of the Tax Act.

(v)	Transfer Pricing. The terms and conditions made or imposed in respect of every transaction (or series of transactions) between: (i) Emera or any of its subsidiaries; and (ii) any Person resident in a different country or jurisdiction from Emera or its relevant subsidiary, as applicable, that is not dealing at arm’s length (each within the meaning of the Tax Act) with Emera or its relevant subsidiary, as applicable, do not differ in any material respect from those that would have been made between Persons dealing at arm’s length (within the meaning of the Tax Act). Emera and each of its subsidiaries, as applicable, has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act in all material respects.

(w)

Reporting Issuer Status. Emera is a reporting issuer in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. The Emera Shares are listed and posted for trading on the Stock Exchanges, and Emera is in material compliance with the applicable rules of the Stock Exchanges.

(x)	U.S. Securities Law Matters.

(i)	Emera is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal offices within the United States.

(ii)

The Emera Shares are registered under Section 12(b) of the U.S. Exchange Act, and Emera has filed or furnished all annual and current reports required to be filed or furnished under the U.S. Exchange Act and is in material compliance with the requirements of the U.S. Exchange Act applicable to registrants thereunder.

(iii)	Emera is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(iv)	Emera is not now and, immediately after consummation of the transactions contemplated by this Agreement, will not be, an “investment company” within the meaning of the Investment Company Act of 1940.

(v)	Emera is not, and on the Effective Date will not be, a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

(y)

Capitalization. The authorized capital of Emera consists of an unlimited number of Emera Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. As of the Agreement Date, other than the Emera Shares, the Emera Incentives, the Emera Preferred Shares, the Barbados DRs and the Bahamas DRs, in each case, disclosed in the Emera Disclosure Letter, and the Emera DRIP, the Emera Option Plan and the Emera ESPP, there are no equity securities, options, restricted stock, restricted stock units, phantom equity or other equity or equity-based awards or similar rights, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale, transfer, redemption or acquisition by Emera of any equity securities of Emera (including Emera Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any equity securities of Emera (including Emera Shares). All issued and outstanding Emera Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Emera Shares issuable upon the exercise, settlement or redemption, as applicable, of Emera Incentives in accordance with the terms of such Emera Incentives and the Emera Option Plan, and Emera ESPP, as applicable, will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Emera Shares, the Barbados DRs, and the Bahamas DRs, there are no securities of Emera outstanding which have the legal or contractual right to vote generally with the Emera Shareholders on any matter.

(z)

Dividends. Other than as set forth in the Emera Disclosure Letter, there are no dividends declared, or other distributions or payments, in respect of the Emera Shares that are unpaid or due to be paid.

(aa)

No Orders. No Order having the effect of suspending the sale of, or ceasing the trading of, the Emera Shares or any other securities of Emera has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Emera, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(bb)

Material Agreements. Other than this Agreement or as permitted pursuant to this Agreement, Emera has not entered into any Contracts which are required to be filed by Emera under National Instrument 51-102 – Continuous Disclosure Obligations, except for those agreements which have been so filed by Emera.

(cc)

Filings. Other than as set forth in the Emera Disclosure Letter, Emera and each of its subsidiaries have filed, on a timely basis, all material documents, reports, forms, statements, exhibits and schedules (such documents, reports, forms, statements, exhibits and schedules, the “Emera Documents”) required to be filed by them with all applicable Governmental Authorities. Except to the extent corrected by subsequent reports filed prior to the date hereof, all Emera Documents were, as of their respective dates, in compliance, in all material respects, with all Applicable Laws and at the time filed or furnished did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, other than as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Emera: (i) neither Emera nor any of its subsidiaries has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of the Emera Documents; (ii) there are no outstanding or unresolved comments received by Emera from any Governmental Authority with respect to any of the Emera Documents; and (iii) to Emera’s knowledge, none of the Emera Documents is the subject of an ongoing review by any Governmental Authority.

(dd)

Books and Records. The corporate records of Emera and each of its Material Subsidiaries have been maintained, in all material respects, in accordance with all Applicable Laws and are complete and accurate in all material respects. The minute books of Emera and each of its Material Subsidiaries, which have been made available to the Companies prior to the date hereof, have been maintained, in all material respects, in accordance with Applicable Laws, are complete and accurate in all material respects (other than minutes of meetings of the Emera Board and any committee thereof relating to its strategic review process, this Agreement and the transactions contemplated hereby).

(ee)

Emera Financial Statements. The Emera Financial Statements, and any interim or annual financial statements filed by or on behalf of Emera on or after the Agreement Date with any securities regulatory authorities in compliance, or intended compliance, with any Applicable Canadian Securities Laws or Applicable U.S. Securities Laws were, or when so filed, will have been, in compliance, in all material respects, with Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, prepared in accordance with U.S. GAAP (consistently applied), and present, or when so filed will present, fairly, in all material respects, in accordance with U.S. GAAP, the consolidated financial position, results of operations and changes in financial position of Emera on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Emera’s accounting policies, except as described in the notes to the Emera Financial Statements, since January 1, 2026.

(ff)

Financial Reporting. Emera maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and has otherwise complied, in all material respects, with the requirements of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. Management of Emera has assessed the effectiveness of Emera’s internal control over financial reporting, as at December 31, 2025, and has concluded that such internal control over financial reporting was effective as of such date. Other than as set forth in the Emera Disclosure Letter, there is no significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Emera (on a consolidated basis). Since January 1, 2026, there has not been any illegal act or fraud related to Emera (or its subsidiaries), whether or not material, that involves management or other employees who have a significant role in Emera’s internal controls.

(gg)

Disclosure Controls and Procedures. Emera maintains disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) that comply with the requirements of Applicable Canadian Securities Laws and Applicable U.S. Securities Laws in all material respects; such disclosure controls and procedures have been designed to provide reasonable assurance that: (i) material information relating to Emera and its subsidiaries is made known to the chief executive officer and chief financial officer of Emera by others, particularly during the periods in which filings are being prepared; and (ii) material information required to be disclosed by Emera in the reports that it files or submits under Applicable Canadian Securities Laws and Applicable U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified in Applicable Canadian Securities Laws and Applicable U.S. Securities Laws; such disclosure controls and procedures were effective as of December 31, 2025 at a reasonable assurance level. Since January 1, 2026, Emera has filed with the appropriate Governmental Authority, in accordance with prescribed timelines, all forms, reports, certifications, schedules, statements and documents required to be filed under Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, which are available for public viewing on SEDAR+ and/or EDGAR, as applicable.

(hh)	Absence of Undisclosed Liabilities. Neither Emera nor any of its subsidiaries has any material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth, or adequately provided for, in the most recent statement of financial position and associated notes thereto included in the Emera Financial Statements (the “Emera Balance Sheet”);

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Emera Balance Sheet under U.S. GAAP;

(iii)	those incurred in the ordinary course of business since the date of the Emera Balance Sheet; and

(iv)	those incurred in connection with the execution of this Agreement.

Neither Emera nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract relating to any transaction or relationship between or among one or more members of the Emera Group, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Emera or any of its subsidiaries, in Emera’s consolidated financial statements.

(ii)

No Material Adverse Change. Except for the Arrangement, any action taken in accordance with this Agreement and as set forth in the Emera Disclosure Letter, since December 31, 2025: (i) there has not been any Material Adverse Change in respect of Emera; and (ii) there have been no material facts, transactions, events or occurrences which would reasonably be expected to have a Material Adverse Effect on Emera.

(jj)

Conduct of Business. Since December 31, 2025, neither Emera nor any of its subsidiaries has taken any action that would be in violation of Section 3.1 if such provision had been in effect since that date, other than violations which would not have a Material Adverse Effect on Emera or would not significantly impede Emera’s ability to consummate the Arrangement.

(kk)

Environmental. Except as disclosed in the Emera Disclosure Letter, there have not occurred any Releases, spills, emissions or pollution on any property of Emera or its subsidiaries or as a result of their respective operations that have not been remediated to the extent required by Environmental Laws, nor has Emera or any of its subsidiaries been subject to any environmental protection Orders or reclamation Orders under applicable Environmental Laws that have not been complied with in all material respects, except, in each case, to the extent any of such material Releases, spills, emissions or pollution or environmental protection Orders or reclamation Orders would not, individually or in the aggregate, have a Material Adverse Effect on Emera. All operations of Emera and its subsidiaries have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on Emera. To the knowledge of Emera, Emera is not subject to:

(i)

any proceeding, application, Order, directive or investigation which relates to environmental, health or safety matters, and which would reasonably be expected to require any material work, repairs, construction, or expenditures; or

(ii)

any demand or notice with respect to a breach of any Environmental Laws applicable to Emera or its subsidiaries, including any demand or notice respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Emera.

(ll)

Real Property Title. Emera and its subsidiaries, as applicable, have good and marketable title to all real property owned by them in fee simple, and valid and enforceable rights under all leases, easements, rights of way, permits or licenses in real property from landowners or authorities permitting the use of land by Emera and its subsidiaries, in each case, necessary to permit the operation of their respective business as presently owned and conducted, other than where the failure to have such good and sufficient title or rights would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on Emera. Except as disclosed in the Emera Disclosure Letter, neither Emera nor any of its subsidiaries has received any written notice alleging any material defect in, or any material impairment of, its title to, or material right to use or occupy, any such real property that remains outstanding and that would reasonably be expected to have a Material Adverse Effect on Emera. To the knowledge of Emera, there are no defects, failures or impairments in the title of Emera or its subsidiaries to their respective real property assets, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which, in aggregate, would reasonably be expected to have a Material Adverse Effect on Emera.

(mm)	No Defaults Under Leases.

(i)	To the knowledge of Emera:

(A)	Emera and each of its subsidiaries, as applicable, is in good standing under all, and is not in default under any, leases of real property leased by them; and

(B)

there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any leases of real property leased by them, all such leases of real property are in good standing and in full force and effect and none of the counterparties to such leases is in default thereunder, except in each case to the extent that such defaults would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Emera.

(nn)

No Encumbrances. Neither Emera nor any of its subsidiaries has Encumbered or alienated its interests in its respective assets or agreed to do so and its assets are free and clear of all Encumbrances except, in each case, for Permitted Encumbrances and Encumbrances that are, in the aggregate, not material to Emera.

(oo)

Material Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Emera, Emera and its subsidiaries have valid title to, or a valid and leasehold interest in or other right to use, all material personal property necessary to the operation of their respective businesses, in each case free and clear of all Encumbrances (other than Permitted Encumbrances). Subject to the terms, covenants, conditions and stipulations in the applicable title and operating documents, Emera is entitled to hold and enjoy its assets without lawful interruption by any Person claiming by, through or under Emera, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Emera.

(pp)

No ROFRs. Except as disclosed in the Emera Disclosure Letter, there are no rights of first refusal, pre-emptive rights of purchase or similar right whereby any third party has the right to acquire or purchase any member of the Emera Group’s material rights, title, interests, property, licenses or assets as a consequence of the Parties entering into this Agreement or the Arrangement.

(qq)

Licences. Emera and its subsidiaries have obtained and are in compliance, in all material respects, with all licenses, permits, certificates, consents, registrations, approvals, Orders, grants and other authorizations of or from any Governmental Authority necessary to own, lease and operate their respective properties and assets and conduct their respective businesses as they are now being or are proposed to be conducted, other than where the failure to obtain or be in compliance with such licenses, permits, certificates, consents, registrations, approvals, Orders, grants and other authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Emera. All such licenses, permits, certificates, consents, registrations, approvals, Orders, grants and other authorizations are in full force and effect and no suspension or cancellation thereof is pending or, to the knowledge of Emera, threatened, except to the extent that such failure to be in full force and effect, suspension or cancellation would not in the aggregate reasonably be expected to have a Material Adverse Effect on Emera.

(rr)	Employee Matters and Collective Agreements. Except as set forth in the Emera Disclosure Letter:

(i)

there is no labour strike, dispute, lock-out, work slowdown, stoppage or concerted work refusal outstanding or pending involving Emera or any of its subsidiaries and, to the knowledge of Emera, no labour strike, dispute, lock-out, work slowdown or stoppage is threatened against Emera or any of its subsidiaries. To the knowledge of Emera, no trade union has applied to have Emera or any of its subsidiaries declared a related successor or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which Emera or its subsidiaries carry on business;

(ii)

no unfair labour practice complaint, grievance or arbitration proceeding is outstanding involving Emera or any of its subsidiaries and, to the knowledge of Emera, neither Emera nor any of its subsidiaries have engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding has been threatened against Emera or any of its subsidiaries, in each case, other than as in the aggregate would not reasonably be expected to have a Material Adverse Effect on Emera;

(iii)

Emera and its subsidiaries are in material compliance with all Applicable Laws respecting employment, including human rights, privacy, employment standards, workers’ compensation and occupational health and safety. There are no outstanding or, to the knowledge of Emera, threatened claims, complaints, investigations or Orders involving Emera or its subsidiaries under any such Applicable Laws, except such claims, complaints, investigations or Orders as, if determined adversely to the interests of Emera or its subsidiaries, would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Emera; and

(iv)

to the knowledge of Emera, there are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts outstanding by Emera or its subsidiaries pursuant to any workers’ compensation legislation and neither Emera nor any of its subsidiaries has been reassessed in any material respect under such legislation and, to the knowledge of Emera, no material audit of Emera nor any of its subsidiaries is currently being performed pursuant to any applicable workers’ compensation legislation.

(ss)

Insurance. Policies of insurance are in force naming Emera or a subsidiary thereof as insured that adequately cover all risks as are customary in the industry in which Emera operates. Except as disclosed in the Emera Disclosure Letter and as would not reasonably be expected to have a Material Adverse Effect on Emera, all such policies are in full force and effect and shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement. Neither Emera nor any of its subsidiaries has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a material breach or default under, or permit a termination of, any of its material insurance policies.

(tt)

Indebtedness To and By Officers, Directors and Others. Neither Emera nor any of its subsidiaries is indebted in any material amount to any of its respective directors, officers, employees or consultants or other parties not at arm’s length, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any material indebtedness owing by any such parties to Emera or its subsidiaries, as applicable.

(uu)

Compliance with Laws. Emera and each of its subsidiaries have complied with, and are not in violation of, any Applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Emera. No investigation or review by any Governmental Authority with respect to any violation, or potential violation, of any Applicable Law by Emera or any of its subsidiaries is pending or, to the knowledge of Emera, threatened, other than investigations or reviews that, if determined adversely to the interests of Emera or its subsidiaries, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Emera.

(vv)

Utility Regulatory Matters. Except as disclosed in the Emera Disclosure Letter: (i) there are no rate proceedings, general rate applications, prudence reviews, deferral or reserve account proceedings or other regulatory proceedings pending or, to the knowledge of Emera, threatened before the Florida Public Service Commission, the Federal Energy Regulatory Commission, the Nova Scotia Energy Board, or any other Governmental Authority which, in each case, would reasonably be expected to have a Material Adverse Effect on Emera; and (ii) neither Emera nor any member of the Emera Group has received written notice from the Florida Public Service Commission, the Federal Energy Regulatory Commission, the Nova Scotia Energy Board, or any other Governmental Authority of any disallowance, or proposed disallowance, of any material capital or operating cost, or of any material adjustment to its approved rate base or allowed return.

(ww)

System Integrity and Operations. Except as disclosed in the Emera Disclosure Letter, the electricity transmission and distribution systems, natural gas transmission and distribution systems, pipelines, generation and storage facilities and other tangible assets owned or operated by the Emera Group have been constructed, maintained and operated in accordance with good utility practice, the applicable Contracts and Applicable Laws prevailing at the relevant time, and are in good working order and repair having regard to their age and use, ordinary wear and tear excepted, except where the failure thereof would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Emera. Each member of the Emera Group maintains and has implemented the pipeline and facility integrity, inspection, damage prevention and emergency response programs required by Applicable Laws or by any Governmental Authority having jurisdiction over it, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Emera. Neither Emera nor any member of the Emera Group has received written notice from any Governmental Authority requiring, or has knowledge of any fact or circumstance that would reasonably be expected to require, any unplanned repair, replacement, derating, pressure restriction, curtailment, capital expenditure or suspension of operations in respect of any such asset or system that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Emera.

(xx)

Operational Technology and Security Incidents. Except as disclosed in the Emera Disclosure Letter, in the three (3) years prior to the Agreement Date there has been no breach, compromise, unauthorized access to or use of, ransomware or other cyber attack on, or unplanned outage of, any of the Emera IT or any supervisory control and data acquisition, industrial control or other operational technology system used in the operation of the assets or systems of the Emera Group, in each case that resulted in, or would reasonably be expected to result in, any interruption of service to customers, any loss, corruption or unauthorized disclosure of Personal Information or other data, or any notification obligation to any Governmental Authority or affected individual, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Emera. Neither Emera nor any member of the Emera Group has received written notice of, and to the knowledge of Emera there is no pending or threatened, claim, investigation or enforcement proceeding by any Governmental Authority in respect of any of the foregoing or in respect of the security of critical infrastructure of the Emera Group that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Emera.

(yy)

Possession of Intellectual Property. (i) Emera and its subsidiaries exclusively own with good and valid title thereto, free and clear of all Encumbrances, or have the full right or license to use, and to continue to use, the Intellectual Property Rights owned by or used by any of them in the operation, conduct or maintenance of their respective businesses in the manner presently operated, conducted and maintained (collectively, the “Emera IP”); (ii) the Emera IP is sufficient for Emera and its subsidiaries to operate, conduct and maintain their respective business in the manner presently operated, conducted and maintained; (iii) to the knowledge of Emera, neither the operation, conduct or maintenance by Emera and its subsidiaries of their respective business in the manner presently operated, conducted and maintained, nor the use by Emera or its subsidiaries of the Emera IP in respect thereto infringes, misappropriates, misuses or violates the Intellectual Property Rights of any third party; (iv) neither Emera nor any of its subsidiaries has received any written notice, complaint, threat or claim alleging: (A) the infringement, misappropriation, misuse or violation by it of any Intellectual Property Right of any third party; or (B) that Emera and its subsidiaries do not own the Emera IP owned or purported to be owned by Emera; (v) Emera and its subsidiaries have used reasonable commercial efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect the Emera IP; (vi) the Information Technology owned, licensed, leased or used by Emera and its subsidiaries (collectively, the “Emera IT”) meets or exceeds industry standards for performance and security, and adequately satisfies the data processing and other computing needs of the respective businesses and operations of Emera and its subsidiaries as presently operated, conducted and maintained; (vii) Emera and its subsidiaries: (A) have used and continue to use reasonable commercial efforts to protect the security and integrity of the Emera IT and the information thereon; and (B) have adopted administrative, procedural, physical and technological safeguards (including disaster recovery and business continuity plans), which are consistent with or exceed current industry standards, to adequately and properly ensure the protection of their respective business; (viii) Emera and its subsidiaries have collected, used, disclosed, stored, and otherwise processed all Personal Information under their custody and control in material compliance with Applicable Laws relating to privacy and data protection; (ix) all necessary assignments and waivers have been obtained from Emera’s employees, independent contractors, consultants, and any other Persons who have contributed to the creation or development of any of the material Emera IP; (x) with the exception of registrations or applications abandoned in the ordinary course of business, all registrations and applications for registration of Intellectual Property Rights owned or purported to be owned by Emera or any of its subsidiaries are subsisting and in good standing, and all maintenance and renewal fees due prior to the Effective Date have been paid; (xi) Emera has not granted any licenses, options, or rights to any third party to use, enforce, or acquire any material Emera IP; (xii) there is no pending or, to the knowledge of Emera, threatened litigation, opposition, cancellation, re-examination, or other proceeding or challenge relating to any Emera IP; and (xiii) Emera and each subsidiary thereof is in compliance with all applicable open source software license terms and have not used any open source software in a manner that would require the disclosure, licensing, or distribution of any proprietary source code of Emera or a subsidiary thereof, or that would otherwise subject any proprietary software of Emera or a subsidiary thereof to any open source license obligations; in each case, except as disclosed in the Emera Disclosure Letter and other than non-compliance with, or violations of, the representations and warranties provided in this Section (yy) which would, individually or in the aggregate, not reasonably be expected to have a Material Adverse Effect on Emera.

(zz)	Corrupt Practices and Trade Legislation.

(i)

Neither Emera, nor any of its subsidiaries, nor to the knowledge of Emera, any of their respective employees, directors, officers, or third-party agents acting in their capacity as such, have, directly or indirectly, (A) made or authorized, or promised to make or authorize, any contribution, payment or gift of funds, property or other thing of value to any official, employee or agent of any governmental agency, authority or instrumentality (including government-owned or government-controlled businesses) of any jurisdiction or any official or employee of any Governmental Authority or public international organization or a close relative thereof, or (B) made, or promised to make, or authorized any contribution, payment or gift of funds, property or other thing of value to any candidate for public office, to any political party, political party official or employee, in either case, where either the payment or the purpose of such contribution, payment, gift or other thing of value was to improperly influence any government action or decision or to secure an improper advantage for the purpose of obtaining or retaining business, or was or is prohibited under Anti-Corruption Laws applicable to Emera or its subsidiaries and their respective operations. Emera and its subsidiaries have instituted and maintained policies and procedures reasonably designed to ensure compliance with applicable Anti-Corruption Laws.

(ii)

There have been no actions, suits, proceedings or investigations by any Governmental Authority involving Emera or any of its subsidiaries with respect to Anti-Corruption Laws, nor are any ongoing, pending or to the knowledge of Emera, threatened.

(iii)

The operations of Emera and its subsidiaries have been conducted at all times in compliance with applicable statutory and regulatory financial recordkeeping and reporting requirements, the accurate books and records requirements of Money Laundering Laws. No action, suit, proceeding or investigation by or before any court or Governmental Authority involving Emera or its subsidiaries with respect to Money Laundering Laws is ongoing, pending or to the knowledge of Emera threatened.

(iv)

Neither Emera nor any of its subsidiaries, nor to the knowledge of Emera, any of their respective employees, directors or officers, shareholders, agents, or other third parties acting on Emera’s behalf is or has been a Person with whom it is prohibited to transact under applicable Economic Sanctions; and neither Emera nor any of its subsidiaries nor to the knowledge of Emera, any of their respective employees, directors or officers, shareholders, agents, or other third parties acting on Emera’s behalf is or has been in violation of any applicable Economic Sanctions or is conducting or has conducted business with any Person with whom it is prohibited to transact under applicable Economic Sanctions.

(v)	To the knowledge of Emera, there have been no material inaccurate or fictitious entries made in the books or records of Emera or its subsidiaries (to the extent such books or records are kept in connection with the books and records of Emera or its subsidiaries) relating to any secret or unrecorded fund or any unlawful payment, gift, political or charitable contribution or other thing of value or advantage, and to the knowledge of Emera, neither Emera nor any of its subsidiaries have, directly or indirectly, established or maintained a secret or unrecorded fund.

(vi)

Emera: (A) maintains systems of accounting and internal controls sufficient to provide reasonable assurances that: (1) the books and records of Emera and its subsidiaries accurately and fairly reflect the transactions of Emera and its subsidiaries, as applicable, in reasonable detail; (2) transactions are executed in accordance with management’s general or specific authorization; and (3) transactions are recorded as necessary to maintain accountability for assets; (B) maintains a risk-based system of accounting and compliance controls sufficient to ensure that each entity’s financial statements are accurately and fairly stated and to monitor, prevent, detect and report transactions violating any Applicable Law that prohibits corruption or bribery; and (C) has instituted policies and procedures in relation to business conduct and ethics designed to ensure compliance with Applicable Law, including Money Laundering Law and Anti-Corruption Law.

(vii)

Without limiting the generality of the foregoing, Emera and each of its subsidiaries, and, to the knowledge of Emera, each of their respective employees, directors, officers, agents, and other third parties acting on Emera’s behalf is in material compliance with all Applicable Laws relating to lobbying activities and campaign contributions and all filings required to be made under any Applicable Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Authority in all material respects.

(viii)	For the avoidance of doubt, any reference to “other thing of value” in this Section (zz) includes meals, entertainment, travel and lodging.

(aaa)

Regulatory Status. Emera is a “holding company” as such term is defined under the PUHCA, and the Federal Energy Regulatory Commission’s implementing regulations thereunder, and the subsidiaries of Emera named in the Emera Disclosure Letter are a “public utility” as such term is defined under the FPA.

(bbb)	Investment Canada Act. Emera is not a “non-Canadian” as defined in Section 3 of the Investment Canada Act.

(ccc)

Takeover Laws. Assuming compliance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, if applicable, the transactions contemplated by this Agreement are not subject to any applicable anti-takeover provisions related to business combinations under Applicable Law, or any other any “moratorium”, “control share”, “fair price” or other similar state anti-takeover Laws and regulations.

SCHEDULE “F”

REPRESENTATIONS AND WARRANTIES OF CANADIAN UTILITIES

(a)

Organization and Qualification. Canadian Utilities and its Material Subsidiaries are each corporations, validly existing and in good standing under the Applicable Laws of their respective jurisdiction of incorporation, continuation or formation and have the requisite corporate power and capacity to own, lease and operate their respective assets and properties and to carry on their respective businesses as they are now being conducted. Canadian Utilities and its Material Subsidiaries are each duly registered to do business and in good standing in each jurisdiction in which the character of their respective properties, owned or leased, or the nature of their respective activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Canadian Utilities.

(b)

Authority Relative to this Agreement and Support Agreements. Canadian Utilities has the requisite corporate power, capacity and authority to enter into this Agreement and the Emera Support Agreements and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Emera Support Agreements and the consummation by Canadian Utilities of the transactions contemplated hereunder and thereunder have been duly authorized by the Canadian Utilities Board and, subject to the approval of the Canadian Utilities Arrangement Resolution by the Canadian Utilities Shareholders, and the approval of the Circular and matters related to the Canadian Utilities Meeting by the Canadian Utilities Board, no other corporate proceedings on the part of Canadian Utilities are necessary to authorize this Agreement, the Emera Support Agreements or the Arrangement. This Agreement and the Emera Support Agreements have each been duly executed and delivered by Canadian Utilities and each such agreement constitutes a legal, valid and binding obligation of Canadian Utilities enforceable against it in accordance with the terms thereof, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)

Material Subsidiaries; Joint Ventures. Other than as set forth in the Canadian Utilities Disclosure Letter, no subsidiary of Canadian Utilities is a Material Subsidiary of Canadian Utilities. No Material Subsidiary of Canadian Utilities is currently prohibited, directly or indirectly, from paying any dividends to Canadian Utilities, from making any other distribution on its capital stock, or from repaying to Canadian Utilities any loans or advances to it from Canadian Utilities, except, in each case, as may require approval under the AB Public Utilities Act or the Gas Utilities Act. Except as disclosed in the Canadian Utilities Disclosure Letter: (i) neither Canadian Utilities nor any of its Material Subsidiaries is a partner or participant in any material partnership, joint venture, profit-sharing arrangement or similar material written arrangements; and (ii) neither Canadian Utilities nor any of its Material Subsidiaries is a party to any agreement under which it agrees to carry on any material part of its business, or share any material revenue or profit, with any other Person.

(d)

Ownership of Subsidiaries. The Canadian Utilities Disclosure Letter lists all direct and indirect subsidiaries of Canadian Utilities and their current jurisdiction of incorporation, continuation or formation as of the Agreement Date. Other than as set forth in the Canadian Utilities Disclosure Letter, Canadian Utilities is the direct or indirect beneficial owner of all of the outstanding shares and other equity interests of its subsidiaries with good title thereto free and clear of any and all Encumbrances, other than: (i) those granted to its bank lenders; and (ii) restrictions on transfer contained in the constating documents of the applicable subsidiary. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any shares in Canadian Utilities’ Material Subsidiaries. All of the outstanding shares in the Material Subsidiaries are validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(e)	No Violation; Absence of Defaults and Conflicts.

(i)	Neither Canadian Utilities nor any of its Material Subsidiaries is in violation of its constating documents or by-laws in any material respect.

(ii)

Neither Canadian Utilities nor any of its subsidiaries is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which it is a party or to which it, or its respective properties or assets, may be subject or by which it is bound, except, in each case, for such defaults which would not result in a Material Adverse Effect on Canadian Utilities.

(iii)

Neither the execution and delivery of this Agreement and the Emera Support Agreements by Canadian Utilities, the consummation by Canadian Utilities of the transactions contemplated hereby or thereby (including the Arrangement) nor the compliance by Canadian Utilities with any of the provisions hereof or thereof will: (A) except as disclosed in the Canadian Utilities Disclosure Letter violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) or a right of enforcement of any Encumbrance upon any of the properties or assets of Canadian Utilities or any of its subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) the constating documents or by-laws of Canadian Utilities and its Material Subsidiaries; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Canadian Utilities or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Canadian Utilities or any of its subsidiaries is bound; or (B) subject to obtaining the Key Regulatory Approvals and the requisite approvals of the ATCO Shareholders, the Canadian Utilities Shareholders, the Emera Shareholders, the Court and the Stock Exchanges, as applicable, and subject to compliance with Applicable Canadian Securities Laws, violate any Applicable Laws applicable to Canadian Utilities or any of its subsidiaries; or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect (except, in the case of each of clauses (A)(2), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have a Material Adverse Effect on Canadian Utilities).

(iv)

Other than in connection with obtaining the Key Regulatory Approvals and the requisite approvals of the Court and the TSX and filings and registrations required by Applicable Canadian Securities Laws, and the CBCA, no filing or registration with, or authorization, consent or approval of, any Governmental Authority is required of Canadian Utilities in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Canadian Utilities or significantly impede or delay the ability of Canadian Utilities to consummate the Arrangement.

(f)

Funds Available. Canadian Utilities has, and will until the Effective Time have, sufficient funds available, including under its credit facilities, to pay: (i) the requisite cash amounts to each applicable holder of Canadian Utilities Incentives as contemplated under Section 2.13; and (ii) the Emera Damages Amount pursuant to Section 9.4.

(g)

Litigation. Other than as disclosed in the Canadian Utilities Disclosure Letter, there are no Proceedings pending or, to the knowledge of Canadian Utilities, threatened, affecting or that would reasonably be expected to affect Canadian Utilities or any of its subsidiaries or any of their respective properties or assets, at Law or in equity or before or by any court or Governmental Authority, that, in each case, if determined adversely to the interests of Canadian Utilities or its subsidiaries, would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Canadian Utilities. Neither Canadian Utilities nor any of its subsidiaries is subject to any outstanding Order that would reasonably be expected to have a Material Adverse Effect on Canadian Utilities.

(h)

Bankruptcy. There are no bankruptcy, insolvency, reorganization or receivership actions pending against, being contemplated by, or threatened against Canadian Utilities or any of its Material Subsidiaries.

(i)

Returns Filed and Taxes Paid. All material Returns required to be filed by or on behalf of Canadian Utilities and its subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All material Taxes and all installments of material Taxes due or payable by Canadian Utilities and its subsidiaries, whether or not shown to be payable on such Returns, or on subsequent assessments with respect thereto, have been paid in full on a timely basis, other than any such Taxes being contested in good faith and for which adequate reserves have been established in accordance with IFRS.

(j)

Tax Reserves. Canadian Utilities has provided adequate accruals in the Canadian Utilities Financial Statements for material impacts to deferred Taxes payable and current Taxes payable by, or required to be withheld and remitted by, Canadian Utilities and each of its subsidiaries, which Taxes are not yet payable to the applicable Governmental Authority, in each case in conformity with IFRS.

(k)

Tax Credits. To the knowledge of Canadian Utilities, Canadian Utilities and each of its subsidiaries has correctly calculated, in all material respects, and duly filed all material claims for federal and provincial Tax credits (including refundable or reimbursable Tax credits). Neither Canadian Utilities nor any of its subsidiaries have applied for, claimed or received a material refund of Tax (or a material amount deemed for purposes of the Tax Act to be an overpayment of Tax) to which they were not entitled pursuant to Applicable Law.

(l)

Tax Deficiencies; Audits. No deficiencies exist or have been asserted with respect to Taxes of Canadian Utilities and its subsidiaries that would reasonably be expected to have a Material Adverse Effect on Canadian Utilities. Neither Canadian Utilities nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes that, if determined adversely to the interests of Canadian Utilities or its subsidiaries, would reasonably be expected to have a Material Adverse Effect on Canadian Utilities, nor, to the knowledge of Canadian Utilities, has any such action or proceeding been asserted or threatened against

Canadian Utilities or its subsidiaries that, if determined adversely to the interests of Canadian Utilities or its subsidiaries, would have a Material Adverse Effect on Canadian Utilities.

(m)

Withholding Taxes. Canadian Utilities and its subsidiaries have paid or have withheld and remitted to the appropriate Governmental Authority all Taxes required to be paid, withheld and remitted by them, including in connection with amounts paid or owing to present or former Canadian Utilities Employees, non-residents of Canada, Independent Contractors, creditors, shareholders and other third parties, except where the failure to so pay or withhold and remit would not reasonably be expected to have a Material Adverse Effect on Canadian Utilities, and Canadian Utilities and its subsidiaries have complied, in all material respects, with all related information reporting and record retention requirements.

(n)

Foreign Returns. Neither Canadian Utilities nor any of its subsidiaries has filed, has been required or is currently required to file, any material Returns with any Governmental Authority outside of their respective jurisdictions of incorporation, and no claims have ever been made by a Governmental Authority that Canadian Utilities or its subsidiaries are, or may be subject to, a material amount of Tax in a jurisdiction where they do not file Returns.

(o)

GST and Similar Taxes. The books and records of Canadian Utilities fairly and correctly set out and disclose, in all material respects, all liabilities and unclaimed input Tax credits under Part IX of the Excise Tax Act (Canada) for purposes of the goods and services or harmonized sales Tax or any similar legislation, and fairly and correctly set out and disclose, in all material respects, all liabilities and remittances in respect of any provincial sales Tax, fuel Tax, or any other value-added Tax.

(p)	Residence. Canadian Utilities is a “taxable Canadian corporation” as defined in the Tax Act.

(q)

Listed Transactions. Neither Canadian Utilities nor any of its subsidiaries has participated in any listed transaction within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state or local Tax Law) in the five years prior to the Agreement Date.

(r)

Tax Sharing Agreements. Other than as disclosed in the Canadian Utilities Disclosure Letter, neither Canadian Utilities nor any of its subsidiaries is a party to, has any obligation under, or is bound by, any agreement relating to the sharing, allocation or indemnification of a material amount of Taxes, or any similar agreement, Contract or arrangement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or has any material liability for Taxes of any Person (other than members of an affiliated, consolidated, combined or unitary group of which Canadian Utilities and/or one or more of its subsidiaries is the common parent and the only members of which are Canadian Utilities and/or one or more of its subsidiaries), as a transferee or successor, by Contract or otherwise by operation of Law.

(s)

Distributing or Controlled Corporation. Neither Canadian Utilities nor any of its subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Internal Revenue Code) in a distribution of shares qualifying or intending to qualify for Tax-free treatment under Section 355 of the Internal Revenue Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Internal Revenue Code) in conjunction with this acquisition.

(t)

Non-Application. Except as disclosed in the Canadian Utilities Disclosure Letter, none of Sections 17, 18(4), 78, 79, 80, 80.01, 80.02, 80.03 and 80.04 of the Tax Act, or any equivalent provision of the Laws of any other jurisdiction, has applied or will apply to Canadian Utilities or any of its subsidiaries for any taxation year beginning on or after January 1, 2022, and ending prior to the Effective Date.

(u)

Transfer Pricing. The terms and conditions made or imposed in respect of every transaction (or series of transactions) between: (i) Canadian Utilities or any of its subsidiaries; and (ii) any Person resident in a different country or jurisdiction from Canadian Utilities or its relevant subsidiary, as applicable, that is not dealing at arm’s length (each within the meaning of the Tax Act) with Canadian Utilities or its relevant subsidiary, as applicable, do not differ in any material respect from those that would have been made between Persons dealing at arm’s length (within the meaning of the Tax Act). Canadian Utilities and each of its subsidiaries, as applicable, has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act in all material respects.

(v)

Reporting Issuer Status. Canadian Utilities is a reporting issuer in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. The Canadian Utilities Class A Shares are listed and posted for trading on the TSX, and Canadian Utilities is in material compliance with the applicable rules of the TSX.

(w)	U.S. Securities Law Matters.

(i)	Canadian Utilities is not incorporated in the United States, is not organized under the Laws of the United States and does not have its principal offices within the United States.

(ii)

There is no class of securities of Canadian Utilities registered or required to be registered under Section 12 of the U.S. Exchange Act, nor does Canadian Utilities have a reporting obligation under Section 13(d) or 15 of the U.S. Exchange Act.

(iii)

Canadian Utilities is not now and, immediately after consummation of the transactions contemplated by this Agreement, will not be, an “investment company” within the meaning of the Investment Company Act of 1940.

(iv)	Canadian Utilities is not, and on the Effective Date will not be, a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

(x)

Capitalization. The authorized capital of Canadian Utilities consists of (i) an unlimited number of Canadian Utilities Class A Shares; (ii) an unlimited number of Canadian Utilities Class B Shares; (iii) up to 150,000 Series Preferred Shares; and (iv) an unlimited number of Series Second Preferred Shares, issuable in series. As of the Agreement Date, other than the Canadian Utilities Shares, Canadian Utilities Options, Canadian Utilities Phantom Options, Canadian Utilities RSUs, Canadian Utilities SARs, Canadian Utilities Series Second Preferred Shares, in each case, disclosed in the Canadian Utilities Disclosure Letter, and the Canadian Utilities Share Purchase Plan and the Canadian Utilities Incentive Plans, in each case, disclosed in the Canadian Utilities Disclosure Letter, there are no equity securities, options, restricted stock, restricted stock units, phantom equity or other equity or equity-based awards or similar rights, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale, transfer, redemption or acquisition by Canadian Utilities of any equity securities of Canadian Utilities (including Canadian Utilities Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any equity securities of Canadian Utilities (including Canadian Utilities Shares). All issued and outstanding Canadian Utilities Shares and Canadian Utilities Series Second Preferred Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Canadian Utilities Shares issuable upon the exercise, settlement or redemption of Canadian Utilities Options in accordance with the terms of such Canadian Utilities Options and the Canadian Utilities Option Plan will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Canadian Utilities Class B Shares, there are no securities of Canadian Utilities outstanding which have the legal or contractual right to vote generally with the Canadian Utilities Shareholders on any matter. The authorized capital of CUI consists of an unlimited number of Series Preferred Shares, Class A shares, and Class B shares. As of the Agreement Date, other than equity securities owned by Canadian Utilities and the CU Preferred Shares disclosed in the Canadian Utilities Disclosure Letter, there are no equity securities, options, restricted stock, restricted stock units, phantom equity or other equity or equity-based awards or similar rights, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale, transfer, redemption or acquisition by CUI of any equity securities of CUI or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any equity securities of CUI. All issued and outstanding CU Preferred Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(y)	Notes. As of the Agreement Date, there is $1.3 billion aggregate principal amount of Canadian Utilities Notes outstanding.

(z)

Shareholder and Similar Agreements. Canadian Utilities and its Material Subsidiaries are not party to any shareholder, pooling, voting trust or other similar agreement or arrangement relating to the issued and outstanding voting shares or other equity or voting securities in the capital of Canadian Utilities or its Material Subsidiaries.

(aa)

Dividends. There are no dividends declared, or other distributions or payments, in respect of the Canadian Utilities Shares, the Canadian Utilities Series Second Preferred Shares, or the CU Preferred Shares that are unpaid or due to be paid.

(bb)

No Orders. No Order having the effect of suspending the sale of, or ceasing the trading of, the Canadian Utilities Shares or any other securities of Canadian Utilities or CUI has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Canadian Utilities, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(cc)	Material Agreements.

(i)

Other than this Agreement or as permitted pursuant to this Agreement, Canadian Utilities has not entered into any Contracts which are required to be filed by Canadian Utilities under National Instrument 51-102 – Continuous Disclosure Obligations, except for those agreements which have been so filed by Canadian Utilities.

(ii)

Other than the Contracts described in Section (cc)(i) above and except as disclosed in the Canadian Utilities Disclosure Letter, Canadian Utilities has made available to Emera in the Company Data Room, true and complete copies (including all material amendments, modifications, written extensions or written renewals with respect thereto) of each of the following Contracts to which Canadian Utilities or any of its subsidiaries is a party or bound as of the Agreement Date:

(A)

each Contract containing any non-compete or similar type of provision that, during any period of time after the Effective Time, materially restricts the ability of any member of the Canadian Utilities Group to (1) compete in any material line of business or geographic area or (2) make, sell or distribute any products or services that are material to the Canadian Utilities Group, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties;

(B)

each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (1) indebtedness for borrowed money in any amount in excess of [limit redacted] or (2) other indebtedness of any member of the Canadian Utilities Group (whether incurred, assumed, guaranteed or secured by any asset) in excess of [limit redacted], other than agreements solely between or among members of the Canadian Utilities Group;

(C)

each partnership, shareholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among members of the Canadian Utilities Group and other than any customary joint operating agreements affecting the properties or assets of members of the Canadian Utilities Group;

(D)

each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option or rights of first offer or refusal, to which Canadian Utilities or any of its subsidiaries is subject, and, in each case, is material to the business of Canadian Utilities, taken as a whole, other than those contained in any agreement in which such provision is solely for the benefit of Canadian Utilities or any of its subsidiaries;

(E)

any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that, in each case, would reasonably be expected to result in (I) future earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of [limit redacted] or (II) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of [limit redacted] in the aggregate after the Agreement Date;

(F)

each franchise agreement, municipal consent, service area designation and similar authorization pursuant to which any member of the Canadian Utilities Group is entitled to construct, own or operate its electricity or natural gas distribution or transmission systems within, or to provide service to customers within, any municipality or designated service area and which, in each case, is material to the business of the Canadian Utilities Group;

(G)

each Contract for lease of personal property or real property involving payments in excess of [limit redacted] in any calendar year that is not terminable without penalty or other liability to Canadian Utilities or any of its subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within 30 days; and

(H)

any Contract (other than any other Contract otherwise covered by this Section (cc)(ii)) (i) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of Canadian Utilities or any of its subsidiaries, in each case, involving annual payments in excess of [limit redacted] or aggregate payments in excess of [limit redacted]; or (ii) the termination of which would reasonably be expected to have a Material Adverse Effect on Canadian Utilities

(collectively with all exhibits, schedules, amendments, modifications, supplements and renewals to such Contracts, the “Canadian Utilities Material Contracts”).

(iii)

Each Canadian Utilities Material Contract is a legal, valid, binding and enforceable obligation of Canadian Utilities and/or each of its subsidiaries that is a party thereto, as applicable, and is in full force and effect, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Canadian Utilities, and subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors. Neither Canadian Utilities nor any of its subsidiaries is in breach of, or default under the terms of, and, to the knowledge of Canadian Utilities, no other party to the Canadian Utilities Material Contracts is in breach of, or default under the terms of, the Canadian Utilities Material Contracts, nor is any event of default (or similar term) continuing under the Canadian Utilities Material Contracts, and, to the knowledge of Canadian Utilities, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under the Canadian Utilities Material Contracts, in each case, where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Canadian Utilities. There are no material disputes pending or, to the knowledge of Canadian Utilities, threatened with respect to any Canadian Utilities Material Contract and neither Canadian Utilities nor any of its subsidiaries has received any notice of the intention of any other party to any Canadian Utilities Material Contract to terminate for default, convenience or otherwise (other than termination at the end of the applicable initial or renewal term thereof) any Canadian Utilities Material Contract, nor to the knowledge of Canadian Utilities, is any such party threatening to do so. Neither the entering into of this Agreement nor the completion of the Arrangement will give rise to any right of termination, non-renewal or buy-out, consent requirement, forced sale, pre-emptive right, right of first refusal, change of fee or dilution of interest under any Canadian Utilities Material Contract, in each case except where the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Canadian Utilities.

(dd)

Filings. Except as disclosed in the Canadian Utilities Disclosure Letter, Canadian Utilities and each of its subsidiaries have filed, on a timely basis, all material documents, reports, forms, statements, exhibits and schedules (such documents, reports, forms, statements, exhibits and schedules, the “Canadian Utilities Documents”) required to be filed by them with all applicable Governmental Authorities. Except to the extent corrected by subsequent reports filed prior to the date hereof, all Canadian Utilities Documents were, as of their respective dates, in compliance, in all material respects, with all Applicable Laws and at the time filed or furnished did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, other than as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Canadian Utilities: (i) neither Canadian Utilities nor any of its subsidiaries has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of the Canadian Utilities Documents; (ii) there are no outstanding or unresolved comments received by Canadian Utilities or any of its subsidiaries from any Governmental Authority with respect to any of the Canadian Utilities Documents; and (iii) to Canadian Utilities’ knowledge, none of the Canadian Utilities Documents is the subject of an ongoing review by any Governmental Authority.

(ee)

Books and Records. The corporate records of Canadian Utilities and each of its Material Subsidiaries have been maintained, in all material respects, in accordance with all Applicable Laws and are complete and accurate in all material respects. The minute books of Canadian Utilities and each of its Material Subsidiaries, which have been made available to Emera prior to the date hereof, have been maintained, in all material respects, in accordance with Applicable Laws, are complete and accurate in all material respects (other than minutes of meetings of the Canadian Utilities Board and any committee thereof relating to its strategic review process, this Agreement and the transactions contemplated hereby).

(ff)

Canadian Utilities Financial Statements. The Canadian Utilities Financial Statements, and any interim or annual financial statements filed by or on behalf of Canadian Utilities on or after the Agreement Date with any securities regulatory authorities in compliance, or intended compliance, with any Applicable Canadian Securities Laws were, or when so filed, will have been, in compliance, in all material respects, with Applicable Canadian Securities Laws, prepared in accordance with IFRS (consistently applied), and present, or when so filed will present, fairly, in all material respects, in accordance with IFRS, the consolidated financial position, results of operations and changes in financial position of Canadian Utilities on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Canadian Utilities’ accounting policies, except as described in the notes to the Canadian Utilities Financial Statements, since January 1, 2026.

(gg)

Financial Reporting. Canadian Utilities maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied, in all material respects, with the requirements of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. Management of Canadian Utilities has assessed the effectiveness of Canadian Utilities’ internal control over financial reporting, as at December 31, 2025, and has concluded that such internal control over financial reporting was effective as of such date. There is no significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Canadian Utilities (on a consolidated basis) or CUI (on a consolidated basis), and, since January 1, 2026, there has not been any illegal act or fraud related to Canadian Utilities (or its subsidiaries), whether or not material, that involves management or other employees who have a significant role in Canadian Utilities’ internal controls.

(hh)

Disclosure Controls and Procedures. Canadian Utilities maintains disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) that comply with the requirements of Applicable Canadian Securities Laws in all material respects; such disclosure controls and procedures have been designed to provide reasonable assurance that: (i) material information relating to Canadian Utilities and its subsidiaries is made known to the chief executive officer and chief financial officer of Canadian Utilities by others, particularly during the periods in which filings are being prepared; and (ii) material information required to be disclosed by Canadian Utilities in the reports that it files or submits under Applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in Applicable Canadian Securities Laws; such disclosure controls and procedures were effective as of December 31, 2025 at a reasonable assurance level. Since January 1, 2026, Canadian Utilities has filed with the appropriate Governmental Authority, in accordance with prescribed timelines, all forms, reports, certifications, schedules, statements and documents required to be filed under Applicable Canadian Securities Laws, which are available for public viewing on SEDAR+.

(ii)

Absence of Undisclosed Liabilities. Neither Canadian Utilities nor any of its subsidiaries has any material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)

those set forth, or adequately provided for, in the most recent statement of financial position and associated notes thereto included in the Canadian Utilities Financial Statements (the “Canadian Utilities Balance Sheet”);

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Canadian Utilities Balance Sheet under IFRS;

(iii)	those incurred in the ordinary course of business since the date of the Canadian Utilities Balance Sheet; and

(iv)	those incurred in connection with the execution of this Agreement.

Neither Canadian Utilities nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract relating to any transaction or relationship between or among one or more members of the Canadian Utilities Group, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Canadian Utilities or any of its subsidiaries, in Canadian Utilities’ consolidated financial statements.

(jj)

No Material Adverse Change. Except for the Arrangement and any action taken in accordance with this Agreement, since December 31, 2025: (i) there has not been any Material Adverse Change in respect of Canadian Utilities; and (ii) there have been no material facts, transactions, events or occurrences which would reasonably be expected to have a Material Adverse Effect on Canadian Utilities.

(kk)

Conduct of Business. Since December 31, 2025, neither Canadian Utilities nor any of its subsidiaries has taken any action that would be in violation of Section 3.2 if such provision had been in effect since that date, other than violations which would not have a Material Adverse Effect on Canadian Utilities or would not significantly impede Canadian Utilities’ ability to consummate the Arrangement.

(ll)

Environmental. Except as disclosed in the Canadian Utilities Disclosure Letter, there have not occurred any Releases, spills, emissions or pollution on any property of Canadian Utilities or its subsidiaries or as a result of their respective operations that have not been remediated to the extent required by Environmental Laws, nor has Canadian Utilities or any of its subsidiaries been subject to any environmental protection Orders or reclamation Orders under applicable Environmental Laws that have not been complied with in all material respects, except, in each case, to the extent any of such material Releases, spills, emissions or pollution or environmental protection Orders or reclamation Orders would not, individually or in the aggregate, have a Material Adverse Effect on Canadian Utilities. All operations of Canadian Utilities and its subsidiaries have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on Canadian Utilities. To the knowledge of Canadian Utilities, Canadian Utilities is not subject to:

(i)

any proceeding, application, Order, directive or investigation which relates to environmental, health or safety matters, and which would reasonably be expected to require any material work, repairs, construction, or expenditures; or

(ii)

any demand or notice with respect to a breach of any Environmental Laws applicable to Canadian Utilities or its subsidiaries, including any demand or notice respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Canadian Utilities.

(mm)	Indigenous Matters.

(i)

The Canadian Utilities Disclosure Letter sets out a list of all material Contracts with Indigenous communities to which any member of the Canadian Utilities Group is a party, excluding any relationship, engagement or similar framework agreement that does not impose any material obligation on, or provide for any material payment by or to, any member of the Canadian Utilities Group (“Canadian Utilities Indigenous Group Contracts”). Other than the Canadian Utilities Indigenous Group Contracts or as set forth in the Canadian Utilities Disclosure Letter, neither Canadian Utilities nor any of its subsidiaries nor any Person acting on behalf of Canadian Utilities or its subsidiaries is currently in discussions or negotiations with any Indigenous community with respect to entering into a new Canadian Utilities Indigenous Group Contract or terminating, amending, modifying or supplementing, in any material respect, any Canadian Utilities Indigenous Group Contract. Neither Canadian Utilities nor any of its subsidiaries is in material default under any Canadian Utilities Indigenous Group Contract.

(ii)

Other than as set out in the Canadian Utilities Disclosure Letter, no dispute exists or, to the knowledge of Canadian Utilities, is threatened between an Indigenous community group and Canadian Utilities or any of its subsidiaries with respect to the operations of Canadian Utilities or its subsidiaries which has had, or is reasonably likely to give rise to, a Material Adverse Effect on Canadian Utilities.

(nn)	Real Property Title.

(i)

With respect to the real property owned by Canadian Utilities or any member of the Canadian Utilities Group at which the material operations of the Canadian Utilities Group are conducted as of the date hereof or which is necessary to permit the operation of their respective business as presently owned and conducted (collectively, the “Canadian Utilities Owned Real Property”) and the real property leased, subleased, licensed or otherwise occupied or used by Canadian Utilities or any member of the Canadian Utilities Group (collectively, the “Canadian Utilities Leased Real Property” and together with the Canadian Utilities Owned Real Property, the “Canadian Utilities Real Property”), Canadian Utilities and its subsidiaries, as applicable, have (A) good and marketable title to all Canadian Utilities Owned Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances, (B) valid and enforceable leasehold interests in all Canadian Utilities Leased Real Property, free and clear of all Encumbrances on such leasehold interests created by, through or under Canadian Utilities or any of its subsidiaries, except for Permitted Encumbrances; and (C) valid and enforceable rights under all leases, easements, rights of way, permits or licenses in Canadian Utilities Real Property from landowners or authorities permitting the use of Canadian Utilities Real Property by Canadian Utilities and its subsidiaries, in each case, necessary to permit the operation of their respective business as presently owned and conducted, other than where the failure to have such good and sufficient title or rights would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on Canadian Utilities. Except as disclosed in the Canadian Utilities Disclosure Letter, neither Canadian Utilities nor any of its subsidiaries has received any written notice alleging any material defect in, or material impairment of, its title to, or material right to use or occupy, any Canadian Utilities Real Property that remains outstanding and that would reasonably be expected to have a Material Adverse Effect on Canadian Utilities. To the knowledge of Canadian Utilities, there are no defects, failures or impairments in the title of Canadian Utilities or its subsidiaries to their respective Canadian Utilities Real Property, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which, in aggregate, would reasonably be expected to have a Material Adverse Effect on Canadian Utilities. The Canadian Utilities Owned Real Property and Canadian Utilities Leased Real Property constitute all of the real property interests necessary for Canadian Utilities and its subsidiaries to conduct their respective businesses as presently conducted.

(ii)

Except as disclosed in the Canadian Utilities Disclosure Letter, to the knowledge of Canadian Utilities, the buildings, structures and other improvements located on the Canadian Utilities Owned Real Property, taken as a whole, are in good operating condition and repair (ordinary wear and tear excepted) and are adequate and suitable for the purposes for which they are presently being used, except where the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Canadian Utilities.

(iii)

Neither Canadian Utilities nor any of its subsidiaries has received any written notice of, and there are no pending or, to the knowledge of Canadian Utilities, threatened, condemnation, expropriation or other proceedings in eminent domain affecting any portion of the Canadian Utilities Real Property or any access thereto, in each case except where the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Canadian Utilities.

(oo)	No Defaults Under Leases.

(i)	To the knowledge of Canadian Utilities:

(A)	Canadian Utilities and each of its subsidiaries is in good standing under all, and is not in default under any leases of real property leased by them; and

(B)

there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any leases of real property leased by them, all such leases of real property are in good standing and in full force and effect and none of the counterparties to such leases is in default thereunder, except in each case to the extent that such defaults would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Canadian Utilities.

(pp)

No Encumbrances. Neither Canadian Utilities nor any of its subsidiaries has Encumbered or alienated its interests in its respective assets or agreed to do so and its assets are free and clear of all Encumbrances except, in each case, for Permitted Encumbrances and Encumbrances that are, in the aggregate, not material to Canadian Utilities.

(qq)

Material Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Canadian Utilities, Canadian Utilities and its subsidiaries have valid title to, or a valid and leasehold interest in or other right to use, all material personal property necessary to the operation of their respective businesses, in each case free and clear of all Encumbrances (other than Permitted Encumbrances). Subject to the terms, covenants, conditions and stipulations in the applicable title and operating documents, Canadian Utilities is entitled to hold and enjoy its assets without lawful interruption by any Person claiming by, through or under Canadian Utilities, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Canadian Utilities.

(rr)

Sufficiency of Assets. Except as disclosed in the Canadian Utilities Disclosure Letter, no member of the Canadian Utilities Group is dependent, for the conduct of its business as conducted as at the Agreement Date, on any material asset, service, system, function, corporate or shared service, or personnel that comprises part of the Spun-Out Business, and the Canadian Utilities Disclosure Letter sets forth each such material arrangement in effect as at the Agreement Date and the material terms thereof.

(ss)

No ROFRs. There are no rights of first refusal, pre-emptive rights of purchase or similar right whereby any third party has the right to acquire or purchase any member of the Canadian Utilities Group’s material rights, title, interests, property, licenses or assets as a consequence of the Parties entering into this Agreement or the Arrangement.

(tt)

Licences. Canadian Utilities and its subsidiaries have obtained and are in compliance, in all material respects, with all licenses, permits, certificates, consents, registrations, approvals, Orders, grants and other authorizations of or from any Governmental Authority necessary to own, lease and operate their respective properties and assets and conduct their respective businesses as they are now being or are proposed to be conducted, other than where the failure to obtain or be in compliance with such licenses, permits, certificates, consents, registrations, approvals, Orders, grants and other authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Canadian Utilities. All such licenses, permits, certificates, consents, registrations, approvals, Orders, grants and other authorizations are in full force and effect and no suspension or cancellation thereof is pending or, to the knowledge of Canadian Utilities, threatened, except to the extent that such failure to be in full force and effect, suspension or cancellation would not in the aggregate reasonably be expected to have a Material Adverse Effect on Canadian Utilities.

(uu)

Employee Benefit Plans. Canadian Utilities has made available to Emera true, complete and correct copies of each material option, incentive compensation (including the Canadian Utilities Incentive Plans), deferred compensation, share purchase or share-based compensation plan, pension, supplemental pension, retirement, bonus, health, medical, welfare, life insurance, dental, or disability plans or arrangements and each other material employee or director compensation or benefit plan, agreement or arrangement, or any similar agreement, plan, policy or arrangement (and any amendments thereto), for the benefit of current or former directors, consultants and employees of Canadian Utilities and its subsidiaries, which are maintained by, contributed to, or binding upon Canadian Utilities and its subsidiaries or in respect of which Canadian Utilities and its subsidiaries have any actual or potential liability (the “Canadian Utilities Employee Plans”), and:

(i)	each Canadian Utilities Employee Plan has been maintained and administered in compliance with its terms, and is funded in accordance with Applicable Laws, in each case, in all material respects;

(ii)

all required employer contributions and premiums under the Canadian Utilities Employee Plans that are the responsibility of Canadian Utilities or any of its subsidiaries have been made in accordance with the terms thereof in all material respects;

(iii)

each Canadian Utilities Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and to the knowledge of Canadian Utilities, nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(iv)

to the knowledge of Canadian Utilities, there are no threatened material claims against or otherwise involving any of the Canadian Utilities Employee Plans and no material suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Canadian Utilities Employee Plan activities) has been brought against or with respect to the Canadian Utilities Employee Plans;

(v)

all contributions, reserves or premium payments required to be made to the Canadian Utilities Employee Plans have been made or accrued for in the books and records of Canadian Utilities in all material respects;

(vi)

except as disclosed in the Canadian Utilities Disclosure Letter or specifically provided for in this Agreement (including the Plan of Arrangement), the execution and delivery of this Agreement and the consummation of the transactions contemplated herein will not result in, cause the accelerated vesting of, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of Canadian Utilities or its subsidiaries under any Canadian Utilities Employee Plan;

(vii)

except as disclosed in the Canadian Utilities Disclosure Letter, none of the Canadian Utilities Employee Plans (i) is a “registered pension plan” as such term is defined in subsection 248(1) of the Tax Act, (ii) is a “retirement compensation arrangement” as such term is defined in subsection 248(1) of the Tax Act, or (iii) other than to the minimum extent required by applicable employment standards legislation, solely pursuant to the severance provisions of an individual Contract of an employment, or in respect of survivor benefits at no additional cost to Canadian Utilities or its subsidiaries, provides post-retirement or post-employment health, life insurance, or any other welfare benefits to any current or former employees, officers or directors of Canadian Utilities and its subsidiaries; and

(viii)

all material unfunded liabilities in respect of the Canadian Utilities Employee Plans have been reflected in the Canadian Utilities Financial Statements or accrued for in the books and records of Canadian Utilities.

(vv)	Employment Matters and Collective Agreements. Except as set forth in the Canadian Utilities Disclosure Letter:

(i)

other than the Canadian Utilities Executive Employment Agreements and as disclosed in the Canadian Utilities Disclosure Letter, neither Canadian Utilities nor any of its subsidiaries is a party to, nor is engaged in any negotiations with respect to, any employment agreement with any employee or any written or oral agreement, arrangement or understanding: (A) providing for payment of any material retention, bonus, fee, distribution, remuneration or other material compensation, severance, notice of termination, pay in lieu of notice of termination or change of control payments to any Person (other than salaries, wages or bonuses paid or payable in the ordinary course of business in accordance with current compensation levels and practices); (B) which forgives or will be required to forgive any material indebtedness of any Person; or (C) materially increases or will be required to materially increase any compensation or benefits otherwise payable by Canadian Utilities or any of its subsidiaries, as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated herein;

(ii)

there is no labour strike, dispute, lock-out, work slowdown, stoppage or concerted work refusal outstanding or pending involving Canadian Utilities or any of its subsidiaries and, to the knowledge of Canadian Utilities, no labour strike, dispute, lock-out, work slowdown or stoppage is threatened against Canadian Utilities or any of its subsidiaries. To the knowledge of Canadian Utilities, no trade union has applied to have Canadian Utilities or any of its subsidiaries declared a related successor or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which Canadian Utilities or its subsidiaries carry on business;

(iii)

no unfair labour practice complaint, grievance or arbitration proceeding is outstanding involving Canadian Utilities or any of its subsidiaries and, to the knowledge of Canadian Utilities, neither Canadian Utilities nor any of its subsidiaries have engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding has been threatened against Canadian Utilities or any of its subsidiaries, in each case, other than as in the aggregate would not reasonably be expected to have a Material Adverse Effect on Canadian Utilities;

(iv)

Canadian Utilities and its subsidiaries are in material compliance with all Applicable Laws respecting employment, including human rights, privacy, employment standards, workers’ compensation and occupational health and safety. There are no outstanding or, to the knowledge of Canadian Utilities, threatened claims, complaints, investigations or Orders involving Canadian Utilities or its subsidiaries under any such Applicable Laws, except such claims, complaints, investigations or Orders as, if determined adversely to the interests of Canadian Utilities or its subsidiaries, would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Canadian Utilities;

(v)

all amounts due or accrued for all salary, wages, bonuses, commissions, vacation pay and other employee compensation and benefits in respect of Canadian Utilities Employees which are attributable to the period before the date of this Agreement have been paid or are accurately reflected in the books and records of Canadian Utilities, in each case, in all material respects. All liabilities of Canadian Utilities and its subsidiaries due or accruing due to Canadian Utilities Employees and Independent Contractors have or shall have been paid or accrued and accurately reflected in the books and records of Canadian Utilities as of the Agreement Date, in each case, in all material respects, including premium contributions, remittances and assessments for employment insurance, employer health Tax (if applicable), Canada Pension Plan, income Tax and any other employer-related legislation;

(vi)

to the knowledge of Canadian Utilities, there are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts outstanding by Canadian Utilities or its subsidiaries pursuant to any workers’ compensation legislation and neither Canadian Utilities nor any of its subsidiaries has been reassessed in any material respect under such legislation and, to the knowledge of Canadian Utilities, no material audit of Canadian Utilities nor any of its subsidiaries is currently being performed pursuant to any applicable workers’ compensation legislation; and

(vii)

the Canadian Utilities Disclosure Letter, together with the information made available to Emera in the Company Data Room, collectively provides a complete and accurate list, other than errors and omissions, which are not material, as of the Agreement Date of each Canadian Utilities Employee, including such Canadian Utilities Employee’s job title, job location, date of hire (including any prior agreement recognizing past service and if applicable, the relevant service date), status as to full- or part-time and active or inactive (for any inactive Canadian Utilities Employees, the type of leave), annual salary or hourly wage, bonus eligibility (including, except as disclosed in the Canadian Utilities Disclosure Letter, any retention or other special compensation and amounts such Canadian Utilities Employee is entitled to), benefits (including any housing or travel benefits), and vacation annual entitlement and total accrual.

(ww)

Insurance. Policies of insurance are in force naming Canadian Utilities or a subsidiary thereof as insured that adequately cover all risks as are customary in the industry in which Canadian Utilities operates. Except as disclosed in the Canadian Utilities Disclosure Letter and as would not reasonably be expected to have a Material Adverse Effect on Canadian Utilities, all such policies are in full force and effect and shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement. Neither Canadian Utilities nor any of its subsidiaries has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a material breach or default under, or permit a termination of, any of its material insurance policies.

(xx)

Indebtedness To and By Officers, Directors and Others. Except as disclosed in the Canadian Utilities Disclosure Letter, neither Canadian Utilities nor any of its subsidiaries is indebted to any of its respective directors, officers, employees or consultants or other parties not at arm’s length, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Canadian Utilities or its subsidiaries, as applicable.

(yy)

Compliance with Laws. Canadian Utilities and each of its subsidiaries have complied with, and are not in violation of, any Applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Canadian Utilities. No investigation or review by any Governmental Authority with respect to any violation, or potential violation, of any Applicable Law by Canadian Utilities or any of its subsidiaries is pending or, to the knowledge of Canadian Utilities, threatened, other than investigations or reviews that, if determined adversely to the interests of Canadian Utilities or its subsidiaries, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Canadian Utilities.

(zz)

Utility Regulatory Matters. Except as disclosed in the Canadian Utilities Disclosure Letter: (i) there are no rate proceedings, general rate applications, prudence reviews, deferral or reserve account proceedings or other regulatory proceedings pending or, to the knowledge of Canadian Utilities, threatened before the AUC, the PUB, or any other Governmental Authority which, in each case, would reasonably be expected to have a Material Adverse Effect on Canadian Utilities; and (ii) neither Canadian Utilities nor any member of the Canadian Utilities Group has received written notice from the AUC, the PUB, or any other Governmental Authority of any disallowance, or proposed disallowance, of any material capital or operating cost, or of any material adjustment to its approved rate base or allowed return.

(aaa)

System Integrity and Operations. The electricity transmission and distribution systems, natural gas transmission and distribution systems, pipelines, generation and storage facilities and other tangible assets owned or operated by the Canadian Utilities Group have been constructed, maintained and operated in accordance with good utility practice, the applicable Contracts and Applicable Laws prevailing at the relevant time, and are in good working order and repair having regard to their age and use, ordinary wear and tear excepted, except where the failure thereof would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Canadian Utilities. Each member of the Canadian Utilities Group maintains and has implemented the pipeline and facility integrity, inspection, damage prevention and emergency response programs required by Applicable Laws or by any Governmental Authority having jurisdiction over it, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Canadian Utilities. Neither Canadian Utilities nor any member of the Canadian Utilities Group has received written notice from any Governmental Authority requiring, or has knowledge of any fact or circumstance that would reasonably be expected to require, any unplanned repair, replacement, derating, pressure restriction, curtailment, capital expenditure or suspension of operations in respect of any such asset or system that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Canadian Utilities.

(bbb)

Operational Technology and Security Incidents. Except as disclosed in the Canadian Utilities Disclosure Letter, in the three (3) years prior to the Agreement Date there has been no breach, compromise, unauthorized access to or use of, ransomware or other cyber attack on, or unplanned outage of, any Canadian Utilities IT or any supervisory control and data acquisition, industrial control or other operational technology system used in the operation of the assets or systems of the Canadian Utilities Group, in each case that resulted in, or would reasonably be expected to result in, any interruption of service to customers, any loss, corruption or unauthorized disclosure of Personal Information or other data, or any notification obligation to any Governmental Authority or affected individual, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Canadian Utilities. Neither Canadian Utilities nor any member of the Canadian Utilities Group has received written notice of, and to the knowledge of Canadian Utilities there is no pending or threatened, claim, investigation or enforcement proceeding by any Governmental Authority in respect of any of the foregoing or in respect of the security of critical infrastructure of the Canadian Utilities Group that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Canadian Utilities.

(ccc)

Non-Canadian Operations. Except as disclosed in the Canadian Utilities Disclosure Letter, neither Canadian Utilities nor any member of the Canadian Utilities Group has received written notice of any expropriation, nationalization, cancellation, annulment or termination of, or any proceeding or claim by any Governmental Authority in respect of, any arrangement or any business, asset or operation located outside of Canada that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Canadian Utilities.

(ddd)

Possession of Intellectual Property. (i) Canadian Utilities and its subsidiaries exclusively own with good and valid title thereto, free and clear of all Encumbrances, or have the full right or license to use, and to continue to use, the Intellectual Property Rights owned by or used by any of them in the operation, conduct or maintenance of their respective businesses in the manner presently operated, conducted and maintained (collectively, the “Canadian Utilities IP”); (ii) the Canadian Utilities IP is sufficient for Canadian Utilities and its subsidiaries to operate, conduct and maintain their respective business in the manner presently operated, conducted and maintained; (iii) to the knowledge of Canadian Utilities, neither the operation, conduct or maintenance by Canadian Utilities and its subsidiaries of their respective business in the manner presently operated, conducted and maintained, nor the use by Canadian Utilities or its subsidiaries of the Canadian Utilities IP in respect thereto infringes, misappropriates, misuses or violates the Intellectual Property Rights of any third party; (iv) neither Canadian Utilities nor any of its subsidiaries has received any written notice, complaint, threat or claim alleging: (A) the infringement, misappropriation, misuse or violation by it of any Intellectual Property Right of any third party; or (B) that Canadian Utilities and its subsidiaries do not own the Canadian Utilities IP owned or purported to be owned by Canadian Utilities; (v) Canadian Utilities and its subsidiaries have used reasonable commercial efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect the Canadian Utilities IP; (vi) the Information Technology owned, licensed, leased or used by Canadian Utilities and its subsidiaries (collectively, the “Canadian Utilities IT”) meets or exceeds industry standards for performance and security, and adequately satisfies the data processing and other computing needs of the respective businesses and operations of Canadian Utilities and its subsidiaries as presently operated, conducted and maintained; (vii) Canadian Utilities and its subsidiaries: (A) have used and continue to use reasonable commercial efforts to protect the security and integrity of the Canadian Utilities IT and the information thereon; and (B) have adopted administrative, procedural, physical and technological safeguards (including disaster recovery and business continuity plans), which are consistent with or exceed current industry standards, to adequately and properly ensure the protection of their respective business; (viii) Canadian Utilities and its subsidiaries have collected, used, disclosed, stored, and otherwise processed all Personal Information under their custody and control in material compliance with Applicable Laws relating to privacy and data protection; (ix) all necessary assignments and waivers have been obtained from Canadian Utilities’ employees, independent contractors, consultants, and any other Persons who have contributed to the creation or development of any of the material Canadian Utilities IP; (x) with the exception of registrations or applications abandoned in the ordinary course of business, all registrations and applications for registration of Intellectual Property Rights owned or purported to be owned by Canadian Utilities or any of its subsidiaries are subsisting and in good standing, and all maintenance and renewal fees due prior to the Effective Date have been paid; (xi) Canadian Utilities has not granted any licenses, options, or rights to any third party to use, enforce, or acquire any material Canadian Utilities IP; (xii) there is no pending or, to the knowledge of Canadian Utilities, threatened litigation, opposition, cancellation, re-examination, or other proceeding or challenge relating to any Canadian

Utilities IP; and (xiii) Canadian Utilities and each subsidiary thereof is in compliance with all applicable open source software license terms and have not used any open source software in a manner that would require the disclosure, licensing, or distribution of any proprietary source code of Canadian Utilities or a subsidiary thereof, or that would otherwise subject any proprietary software of Canadian Utilities or a subsidiary thereof to any open source license obligations; in each case, except as disclosed in the Canadian Utilities Disclosure Letter and other than non-compliance with, or violations of, the representations and warranties provided in this Section (ddd) which would, individually or in the aggregate, not reasonably be expected to have a Material Adverse Effect on Canadian Utilities.

(eee)	Corrupt Practices and Trade Legislation.

(i)

Neither Canadian Utilities nor any of its subsidiaries, nor to the knowledge of Canadian Utilities, any of their respective employees, directors, officers, or third-party agents acting in their capacity as such, have, directly or indirectly, (A) made or authorized, or promised to make or authorize, any contribution, payment or gift of funds, property or other thing of value to any official, employee or agent of any governmental agency, authority or instrumentality (including government-owned or government-controlled businesses) of any jurisdiction or any official or employee of any Governmental Authority or public international organization or a close relative thereof, or (B) made, or promised to make, or authorized any contribution, payment or gift of funds, property or other thing of value to any candidate for public office, to any political party, political party official or employee, in either case, where either the payment or the purpose of such contribution, payment, gift or other thing of value was to improperly influence any government action or decision or to secure an improper advantage for the purpose of obtaining or retaining business, or was or is prohibited under Anti-Corruption Laws applicable to Canadian Utilities or its subsidiaries and their respective operations. Canadian Utilities and its subsidiaries have instituted and maintained policies and procedures reasonably designed to promote compliance with applicable Anti-Corruption Laws.

(ii)

There have been no actions, suits, proceedings or investigations by any Governmental Authority involving Canadian Utilities or any of its subsidiaries with respect to Anti-Corruption Laws, nor are any ongoing, pending or to the knowledge of Canadian Utilities, threatened.

(iii)

The operations of Canadian Utilities and its subsidiaries have been conducted at all times in compliance with applicable statutory and regulatory financial recordkeeping and reporting requirements, the accurate books and records requirements of Money Laundering Laws. No action, suit, proceeding or investigation by or before any court or Governmental Authority involving Canadian Utilities or its subsidiaries with respect to Money Laundering Laws is ongoing, pending or to the knowledge of Canadian Utilities, threatened.

(iv)

Neither Canadian Utilities nor any of its subsidiaries, nor to the knowledge of Canadian Utilities, any of their respective employees, directors or officers, shareholders, agents, or other third parties acting on Canadian Utilities’ behalf is or has been a person with whom it is prohibited to transact under applicable Economic Sanctions; and neither Canadian Utilities nor any of its subsidiaries nor to the knowledge of Canadian Utilities, any of their respective employees, directors or officers, shareholders, agents, or other third parties acting on Canadian Utilities’ behalf is or has been in violation of any applicable Economic Sanctions or is conducting or has conducted business with any Person with whom it is prohibited to transact under applicable Economic Sanctions.

(v)

To the knowledge of Canadian Utilities, there have been no material inaccurate or fictitious entries made in the books or records of Canadian Utilities or its subsidiaries (to the extent such books or records are kept in connection with the books and records of Canadian Utilities or its subsidiaries) relating to any secret or unrecorded fund or any unlawful payment, gift, political or charitable contribution or other thing of value or advantage, and to the knowledge of Canadian Utilities, neither Canadian Utilities nor any of its subsidiaries have, directly or indirectly, established or maintained a secret or unrecorded fund.

(vi)

Canadian Utilities: (A) maintains systems of accounting and internal controls sufficient to provide reasonable assurances that: (1) the books and records of Canadian Utilities and its subsidiaries accurately and fairly reflect the transactions of Canadian Utilities and its subsidiaries, as applicable, in reasonable detail; (2) transactions are executed in accordance with management’s general or specific authorization; and (3) transactions are recorded as necessary to maintain accountability for assets; (B) maintains a risk-based system of accounting and compliance controls sufficient to ensure that each entity’s financial statements are accurately and fairly stated and to monitor, prevent, detect and report transactions violating any Applicable Law that prohibits corruption or bribery; and (C) has instituted policies and procedures in relation to business conduct and ethics designed to ensure compliance with Applicable Law, including Money Laundering Law and Anti-Corruption Law.

(vii)

Without limiting the generality of the foregoing, Canadian Utilities and each of its subsidiaries, and, to the knowledge of Canadian Utilities, each of their respective employees, directors, officers, agents, and other third parties acting on Canadian Utilities’ behalf is in material compliance with all Applicable Laws relating to lobbying activities and campaign contributions and all filings required to be made under any Applicable Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Authority in all material respects.

(viii)	For the avoidance of doubt, any reference to “other thing of value” in this Section (eee) includes meals, entertainment, travel and lodging.

(fff)

Regulatory Status. Canadian Utilities is either (i) not a “holding company” or (ii) an “exempt holding company”, as such terms are defined under PUHCA, and neither Canadian Utilities nor any subsidiary of it is a “public utility” as such term is defined under the FPA. Either (i) no subsidiary of Canadian Utilities is an “electric utility company” under PUHCA or (ii) any subsidiary of Canadian Utilities that is an “electric utility company” under PUHCA is a foreign utility company under PUHCA, has self-certified with FERC as such, and any such self-certification is valid and in effect.

SCHEDULE “G”

REPRESENTATIONS AND WARRANTIES OF ATCO

For purposes of this Schedule “G”: (a) other than Section (c), references to “subsidiaries” shall not include Canadian Utilities or any other member of the Canadian Utilities Group; and (b) references to “Contract” shall be read and construed as if the words “or any of its subsidiaries” were deleted from the definition thereof. For purposes of this Schedule “G”, any determination as to whether a particular action contemplated by this Schedule “G” will, or will reasonably be expected to, have a “Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole” shall take into account all of the transactions and matters contemplated by this Agreement (including the Plan of Arrangement), the Separation Agreement, the Transition Services Agreement, the Employee Matters Agreement and the IP Matters Agreement.

(a)

Organization and Qualification. ATCO is a corporation, validly existing and in good standing under the Applicable Laws of the Province of Alberta and has the requisite corporate power and capacity to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. ATCO is duly registered to do business and in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole.

(b)

Authority Relative to this Agreement and Support Agreements. ATCO has the requisite corporate power, capacity and authority to enter into this Agreement and the Emera Support Agreements and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Emera Support Agreements and the consummation by ATCO of the transactions contemplated hereunder and thereunder have been duly authorized by the ATCO Board and, subject to the approval of the Continuance Resolution and the ATCO Arrangement Resolution by the ATCO Shareholders, and the approval of the Circular and matters related to the ATCO Meeting by the ATCO Board, no other corporate proceedings on the part of ATCO are necessary to authorize this Agreement, the Emera Support Agreements or the Arrangement. This Agreement and the Emera Support Agreements have each been duly executed and delivered by ATCO and each such agreement constitutes a legal, valid and binding obligation of ATCO enforceable against it in accordance with the terms thereof, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)

Material Subsidiaries; Joint Ventures. ATCO has no subsidiaries other than the SpinCo Subsidiaries and the members of the Canadian Utilities Group. Canadian Utilities is not currently prohibited, directly or indirectly, from paying any dividends to ATCO, from making any other distribution on its capital stock, or from repaying to ATCO any loans or advances to it from ATCO, except, in each case, as may require approval under the AB Public Utilities Act or the Gas Utilities Act. ATCO is not a partner or participant in any material partnership, joint venture, profit-sharing arrangement or similar material written arrangements. ATCO is not a party to any agreement under which it agrees to carry on any material part of its business, or share any material revenue or profit, with any other Person.

(d)	No Violation; Absence of Defaults and Conflicts.

(i)	ATCO is not in violation of its constating documents or by-laws in any material respect.

(ii)

ATCO is not in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which it is a party or to which it, or its properties or assets, may be subject or by which it is bound, except, in each case, for such defaults which would not result in a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole.

(iii)

Neither the execution and delivery of this Agreement and the Emera Support Agreements by ATCO, the consummation by ATCO of the transactions contemplated hereby or thereby (including the Arrangement) nor the compliance by ATCO with any of the provisions hereof or thereof will: (A) except as disclosed in the ATCO Disclosure Letter violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) or a right of enforcement of any Encumbrance upon any of the properties or assets of ATCO or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) the constating documents or by-laws of ATCO; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which ATCO is a party or to which ATCO, or any of its properties or assets, may be subject or by which ATCO is bound; or (B) subject to obtaining the Key Regulatory Approvals and the requisite approvals of the ATCO Shareholders, the Canadian Utilities Shareholders, the Emera Shareholders, the Court and the TSX, as applicable, and subject to compliance with Applicable Canadian Securities Laws, violate any Applicable Laws applicable to ATCO; or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect (except, in the case of each of clauses (A)(2), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole).

(iv)

Other than in connection with obtaining the Key Regulatory Approvals and the requisite approvals of the Court and the TSX and filings and registrations required by Applicable Canadian Securities Laws, the ABCA and the CBCA, no filing or registration with, or authorization, consent or approval of, any Governmental Authority is required of ATCO in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole or significantly impede or delay the ability of ATCO to consummate the Arrangement.

(e)

Funds Available. ATCO has, and will until the Effective Time have, sufficient funds available, including under its credit facilities, to pay the requisite cash amounts to each applicable holder of ATCO Incentives as contemplated under Section 2.13, subject to the transactions contemplated by the Employee Matters Agreement.

(f)

Litigation. Other than as disclosed in the ATCO Disclosure Letter, there are no Proceedings pending or, to the knowledge of ATCO, threatened, affecting or that would reasonably be expected to affect ATCO or any of its properties or assets, at Law or in equity or before or by any court or Governmental Authority, that, in each case, if determined adversely to the interests of ATCO, would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole. ATCO is not subject to any outstanding Order that would reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole.

(g)	Bankruptcy. There are no bankruptcy, insolvency, reorganization or receivership actions pending against, being contemplated by, or threatened against ATCO.

(h)

Returns Filed and Taxes Paid. All material Returns required to be filed by or on behalf of ATCO have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All material Taxes and all installments of material Taxes due or payable by ATCO, whether or not shown to be payable on such Returns, or on subsequent assessments with respect thereto, have been paid in full on a timely basis, other than any such Taxes being contested in good faith and for which adequate reserves have been established in accordance with IFRS.

(i)

Tax Reserves. ATCO has provided adequate accruals in the ATCO Financial Statements for material impacts to deferred Taxes payable and current Taxes payable by, or required to be withheld and remitted by, ATCO, which Taxes are not yet payable to the applicable Governmental Authority, in each case in conformity with IFRS.

(j)

Tax Credits. To the knowledge of ATCO, ATCO and each of its subsidiaries has correctly calculated, in all material respects, and duly filed all material claims for federal and provincial Tax credits (including refundable or reimbursable Tax credits). Neither ATCO nor any of its subsidiaries have applied for, claimed or received a material refund of Tax (or a material amount deemed for purposes of the Tax Act to be an overpayment of Tax) to which they were not entitled pursuant to Applicable Law.

(k)

Tax Deficiencies; Audits. No deficiencies exist or have been asserted with respect to Taxes of ATCO that would reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole. ATCO is not a party to any action or proceeding for assessment or collection of Taxes that, if determined adversely to the interests of ATCO, would reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole, nor, to the knowledge of ATCO, has any such action or proceeding been asserted or threatened against ATCO that, if determined adversely to the interests of ATCO, would have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole.

(l)

Withholding Taxes. ATCO and its subsidiaries have paid or have withheld and remitted to the appropriate Governmental Authority all Taxes required to be paid, withheld and remitted by them, including in connection with amounts paid or owing to present or former ATCO Employees, non-residents of Canada, Independent Contractors, creditors, shareholders and other third parties, except where the failure to so pay or withhold and remit would not reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole, and ATCO and its subsidiaries have complied, in all material respects, with all related information reporting and record retention requirements.

(m)

Foreign Returns. ATCO has not filed, nor has it been required or is it currently required to file, any material Returns with any Governmental Authority outside of its jurisdiction of incorporation, and no claims have ever been made by a Governmental Authority that ATCO is, or may be subject to, a material amount of Tax in a jurisdiction where it does not file Returns.

(n)

GST and Similar Taxes. The books and records of ATCO fairly and correctly set out and disclose, in all material respects, all liabilities and unclaimed input Tax credits under Part IX of the Excise Tax Act (Canada) for purposes of the goods and services or harmonized sales Tax or any similar legislation, and fairly and correctly set out and disclose, in all material respects, all liabilities and remittances in respect of any provincial sales Tax, fuel Tax, or any other value-added Tax.

(o)	Residence. ATCO is a “taxable Canadian corporation” as defined in the Tax Act.

(p)

Listed Transactions. Neither ATCO nor any of its subsidiaries has participated in any listed transaction within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state or local Tax Law) in the five years prior to the Agreement Date.

(q)

Tax Sharing Agreements. Other than as disclosed in the ATCO Disclosure Letter and as provided for in the Separation Agreement, ATCO is not a party to, nor does it have any obligation under, nor is bound by, any agreement relating to the sharing, allocation or indemnification of a material amount of Taxes, or any similar agreement, Contract or arrangement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), nor does it have any material liability for Taxes of any Person (other than members of an affiliated, consolidated, combined or unitary group of which ATCO and/or one or more members of the Canadian Utilities Group is the common parent and the only members of which are ATCO and/or one or more members of the Canadian Utilities Group), as a transferee or successor, by Contract or otherwise by operation of Law.

(r)

Distributing or Controlled Corporation. Neither ATCO nor any of its subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Internal Revenue Code) in a distribution of shares qualifying or intending to qualify for Tax-free treatment under Section 355 of the Internal Revenue Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Internal Revenue Code) in conjunction with this acquisition.

(s)

Non-Application. Except as disclosed in the ATCO Disclosure Letter, none of Sections 17, 18(4), 78, 79, 80, 80.01, 80.02, 80.03 and 80.04 of the Tax Act, or any equivalent provision of the Laws of any other jurisdiction, has applied or will apply to ATCO for any taxation year beginning on or after January 1, 2022, and ending prior to the Effective Date.

(t)

Transfer Pricing. The terms and conditions made or imposed in respect of every transaction (or series of transactions) between: (i) ATCO; and (ii) any Person resident in a different country or jurisdiction from ATCO that is not dealing at arm’s length (each within the meaning of the Tax Act) with ATCO, do not differ in any material respect from those that would have been made between Persons dealing at arm’s length (within the meaning of the Tax Act). ATCO has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act in all material respects.

(u)	Low Rate Income Pool. The balance of ATCO’s “low rate income pool” (within the meaning of the Tax Act) as of the date hereof is nil and as of the Effective Date will be $nil.

(v)	Reporting Issuer Status. ATCO is a reporting issuer in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. The ATCO Class I

Shares are listed and posted for trading on the TSX, and ATCO is in material compliance with the applicable rules of the TSX.

(w)	U.S. Securities Law Matters.

(i)	ATCO is not incorporated in the United States, is not organized under the Laws of the United States and does not have its principal offices within the United States.

(ii)

There is no class of securities of ATCO registered or required to be registered under Section 12 of the U.S. Exchange Act, nor does ATCO have a reporting obligation under Section 13(d) or 15 of the U.S. Exchange Act.

(iii)	ATCO is not now and, immediately after consummation of the transactions contemplated by this Agreement, will not be, an “investment company” within the meaning of the Investment Company Act of 1940.

(iv)	ATCO is not, and on the Effective Date will not be, a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

(x)

Capitalization. The authorized capital of ATCO consists of (i) 300,000,000 ATCO Class I Shares; (ii) 50,000,000 ATCO Class II Shares; (iii) 20,000,000 Preferred Shares, issuable in series; and (iv) 8,000,000 Junior Preferred Shares, issuable in series. As of the Agreement Date, other than the ATCO Shares, ATCO Options, ATCO Phantom Options, ATCO RSUs, ATCO SARs, in each case, disclosed in the ATCO Disclosure Letter, and the ATCO Share Purchase Plans and the ATCO Incentive Plans, in each case, disclosed in the ATCO Disclosure Letter, there are no equity securities, options, restricted stock, restricted stock units, phantom equity or other equity or equity-based awards or similar rights, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale, transfer, redemption or acquisition by ATCO of any equity securities of ATCO (including ATCO Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any equity securities of ATCO (including ATCO Shares). All issued and outstanding ATCO Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all ATCO Shares issuable upon the exercise, settlement or redemption, as applicable, of ATCO Options in accordance with the terms of such ATCO Options and the ATCO Option Plan will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the ATCO Class II Shares, there are no securities of ATCO outstanding which have the legal or contractual right to vote generally with the ATCO Shareholders on any matter.

(y)	Notes. As of the Agreement Date, there is $450 million aggregate principal amount of ATCO Notes outstanding.

(z)

Shareholder and Similar Agreements. ATCO is not party to any shareholder, pooling, voting trust or other similar agreement or arrangement relating to the issued and outstanding voting shares or other equity or voting securities in the capital of ATCO.

(aa)	Dividends. There are no dividends declared, or other distributions or payments, in respect of the ATCO Shares that are unpaid or due to be paid.

(bb)	No Orders. No Order having the effect of suspending the sale of, or ceasing the trading of, the ATCO Shares or any other securities of ATCO has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of ATCO, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(cc)	Material Agreements.

(i)

Other than this Agreement or as permitted pursuant to this Agreement, ATCO has not entered into any Contracts which are required to be filed by ATCO under National Instrument 51-102 – Continuous Disclosure Obligations, except for those agreements which have been so filed by ATCO.

(ii)

Other than the Contracts described in Section (cc)(i) above, ATCO has made available to Emera in the Company Data Room, true and complete copies (including all material amendments, modifications, written extensions or written renewals with respect thereto) of each of the following Contracts to which ATCO is a party or bound as of the Agreement Date:

(A)

each Contract containing any non-compete or similar type of provision that, during any period of time after the Effective Time, materially restricts the ability of ATCO to (1) compete in any material line of business or geographic area or (2) make, sell or distribute any products or services that are material to ATCO, or use, transfer or distribute, or enforce any of its rights with respect to, any of its material assets or properties;

(B)

each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (1) indebtedness for borrowed money in any amount in excess of [limit redacted] or (2) other indebtedness of ATCO (whether incurred, assumed, guaranteed or secured by any asset) in excess of [limit redacted], other than agreements solely between ATCO and Canadian Utilities;

(C)

each partnership, shareholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively between ATCO and Canadian Utilities and other than any customary joint operating agreements affecting the properties or assets of ATCO;

(D)

each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option or rights of first offer or refusal, to which ATCO is subject, and, in each case, is material to the business of ATCO, taken as a whole, other than those contained in any agreement in which such provision is solely for the benefit of ATCO;

(E)

any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that, in each case, would reasonably be expected to result in (I) future earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of [limit redacted] or (II) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of [limit redacted] in the aggregate after the Agreement Date;

(F)

each Contract for lease of personal property or real property involving payments in excess of [limit redacted] in any calendar year that is not terminable without penalty or other liability to ATCO (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within 30 days; and

(G)

any Contract (other than any other Contract otherwise covered by this Section (cc)(ii)) (i) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of ATCO, in each case, involving annual payments in excess of [limit redacted] or aggregate payments in excess of [limit redacted]; or (ii) the termination of which would reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole

(collectively with all exhibits, schedules, amendments, modifications, supplements and renewals to such Contracts, the “ATCO Material Contracts”).

(iii)

Each ATCO Material Contract is a legal, valid, binding and enforceable obligation of ATCO and is in full force and effect, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole, and subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors. ATCO is not in breach of, or default under the terms of, and, to the knowledge of ATCO, no other party to the ATCO Material Contracts is in breach of, or default under the terms of, the ATCO Material Contracts, nor is any event of default (or similar term) continuing under the ATCO Material Contracts, and, to the knowledge of ATCO, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under the ATCO Material Contracts, in each case, where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole. There are no material disputes pending or, to the knowledge of ATCO, threatened with respect to any ATCO Material Contract and ATCO has not received any notice of the intention of any other party to any ATCO Material Contract to terminate for default, convenience or otherwise (other than termination at the end of the applicable initial or renewal term thereof) any ATCO Material Contract, nor to the knowledge of ATCO, is any such party threatening to do so. Neither the entering into of this Agreement nor the completion of the Arrangement will give rise to any right of termination, non-renewal or buy-out, consent requirement, forced sale, pre-emptive right, right of first refusal, change of fee or dilution of interest under any ATCO Material Contract, in each case except where the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole.

(dd)

Filings. ATCO has filed, on a timely basis, all material documents, reports, forms, statements, exhibits and schedules (such documents, reports, forms, statements, exhibits and schedules, the “ATCO Documents”) required to be filed by it with all applicable Governmental Authorities. Except to the extent corrected by subsequent reports filed prior to the date hereof, all ATCO Documents were, as of their respective dates, in compliance, in all material respects, with all Applicable Laws and at the time filed or furnished did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, other than as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole: (i) ATCO has not received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of the ATCO Documents; (ii) there are no outstanding or unresolved comments received by ATCO from any Governmental Authority with respect to any of the ATCO Documents; and (iii) to ATCO’s knowledge, none of the ATCO Documents is the subject of an ongoing review by any Governmental Authority.

(ee)

Books and Records. The corporate records of ATCO have been maintained, in all material respects, in accordance with all Applicable Laws and are complete and accurate in all material respects. The minute books of ATCO, which have been made available to Emera prior to the date hereof, have been maintained, in all material respects, in accordance with Applicable Laws, are complete and accurate in all material respects (other than minutes of meetings of the ATCO Board and any committee thereof relating to its strategic review process, this Agreement and the transactions contemplated hereby).

(ff)

ATCO Financial Statements. The ATCO Financial Statements, and any interim or annual financial statements filed by or on behalf of ATCO on or after the Agreement Date with any securities regulatory authorities in compliance, or intended compliance, with any Applicable Canadian Securities Laws were, or when so filed, will have been, in compliance, in all material respects, with Applicable Canadian Securities Laws, prepared in accordance with IFRS (consistently applied), and present, or when so filed will present, fairly, in all material respects, in accordance with IFRS, the consolidated financial position, results of operations and changes in financial position of ATCO on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in ATCO’s accounting policies, except as described in the notes to the ATCO Financial Statements, since January 1, 2026.

(gg)

Financial Reporting. ATCO maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied, in all material respects, with the requirements of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. Management of ATCO has assessed the effectiveness of ATCO’s internal control over financial reporting, as at December 31, 2025, and has concluded that such internal control over financial reporting was effective as of such date. There is no significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by ATCO or its subsidiaries, and, since January 1, 2026, there has not been any illegal act or fraud related to ATCO (or its subsidiaries), whether or not material, that involves management or other employees who have a significant role in ATCO’s internal controls.

(hh)

Disclosure Controls and Procedures. ATCO maintains disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) that comply with the requirements of Applicable Canadian Securities Laws in all material respects; such disclosure controls and procedures have been designed to provide reasonable assurance that: (i) material information relating to ATCO and its subsidiaries is made known to the chief executive officer and chief financial officer of ATCO by others, particularly during the periods in which filings are being prepared; and (ii) material information required to be disclosed by ATCO in the reports that it files or submits under Applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in Applicable Canadian Securities Laws; such disclosure controls and procedures were effective as of December 31, 2025 at a reasonable assurance level. Since January 1, 2026, ATCO has filed with the appropriate Governmental Authority, in accordance with prescribed timelines, all forms, reports, certifications, schedules, statements and documents required to be filed under Applicable Canadian Securities Laws, which are available for public viewing on SEDAR+.

(ii)	Absence of Undisclosed Liabilities. ATCO does not have any material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth, or adequately provided for, in the most recent statement of financial position and associated notes thereto included in the ATCO Financial Statements (the “ATCO Balance Sheet”);

(ii)	those incurred in the ordinary course of business and not required to be set forth in the ATCO Balance Sheet under IFRS;
(iii)	those incurred in the ordinary course of business since the date of the ATCO Balance Sheet; and

(iv)	those incurred in connection with the execution of this Agreement.

Neither ATCO nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract relating to any transaction or relationship between or among one or more members of the ATCO Group, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, ATCO or any of its subsidiaries, in ATCO’s consolidated financial statements.

(jj)

No Material Adverse Change. Except for the Arrangement and any action taken in accordance with this Agreement, since December 31, 2025: (i) there has not been any Material Adverse Change in respect of ATCO; and (ii) there have been no material facts, transactions, events or occurrences which would reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole.

(kk)

Conduct of Business. Since December 31, 2025, neither ATCO nor any of its subsidiaries has taken any action that would be in violation of Section 3.2 if such provision had been in effect since that date, other than violations which would not have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole or would not significantly impede ATCO’s ability to consummate the Arrangement.

(ll)

Environmental. There have not occurred any Releases, spills, emissions or pollution on any property of ATCO or as a result of its operations that have not been remediated to the extent required by Environmental Laws, nor has ATCO been subject to any environmental protection Orders or reclamation Orders under applicable Environmental Laws that have not been complied with in all material respects, except, in each case, to the extent any of such material Releases, spills, emissions or pollution or environmental protection Orders or reclamation

Orders would not, individually or in the aggregate, have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole. All operations of ATCO have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole. To the knowledge of ATCO, ATCO is not subject to:

(i)

any proceeding, application, Order, directive or investigation which relates to environmental, health or safety matters, and which would reasonably be expected to require any material work, repairs, construction, or expenditures; or

(ii)

any demand or notice with respect to a breach of any Environmental Laws applicable to ATCO, including any demand or notice respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole.

(mm)	Indigenous Matters.

(i)

The ATCO Disclosure Letter sets out a list of all material Contracts with Indigenous communities to which ATCO is a party, excluding any relationship, engagement or similar framework agreement that does not impose any material obligation on, or provide for any material payment by or to, ATCO (“ATCO Indigenous Group Contracts”). Other than the ATCO Indigenous Group Contracts or as set forth in the ATCO Disclosure Letter, ATCO is not currently in discussions or negotiations with any Indigenous community with respect to entering into a new ATCO Indigenous Group Contract or terminating, amending, modifying or supplementing, in any material respect, any ATCO Indigenous Group Contract. ATCO is not in material default under any ATCO Indigenous Group Contract.

(ii)

Other than as set out in the ATCO Disclosure Letter, no dispute exists or, to the knowledge of ATCO, is threatened between an Indigenous community group and ATCO with respect to the operations of ATCO which has had, or is reasonably likely to give rise to, a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole.

(nn)	Real Property Title.

(i)

With respect to the real property owned by ATCO at which the material operations of ATCO are conducted as of the date hereof or which is necessary to permit the operation of its business (excluding the business of the SpinCo Subsidiaries) as presently owned and conducted (collectively, the “ATCO Owned Real Property”) and the real property leased, subleased, licensed or otherwise occupied or used by ATCO (collectively, the “ATCO Leased Real Property” and together with the ATCO Owned Real Property, the “ATCO Real Property”), ATCO has (A) good and marketable title to all ATCO Owned Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances, (B) valid and enforceable leasehold interests in all ATCO Leased Real Property, free and clear of all Encumbrances on such leasehold interests created by, through or under ATCO, except for Permitted Encumbrances; and (C) valid and enforceable rights under all leases, easements, rights of way, permits or licenses in ATCO Real Property from landowners or authorities permitting the use of ATCO

Real Property by ATCO necessary to permit the operation of its business as presently owned and conducted, other than where the failure to have such good and sufficient title or rights would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole. Except as disclosed in the ATCO Disclosure Letter, ATCO has not received any written notice alleging any material defect in, or material impairment of, its title to, or material right to use or occupy, any ATCO Real Property that remains outstanding and that would reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole. To the knowledge of ATCO, there are no defects, failures or impairments in the title of ATCO to ATCO Real Property, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which, in aggregate, would reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole. The ATCO Owned Real Property and ATCO Leased Real Property constitute all of the real property interests necessary for ATCO to conduct its business as presently conducted (excluding the business of the SpinCo Subsidiaries).

(ii)

Except as disclosed in the ATCO Disclosure Letter, to the knowledge of ATCO, the buildings, structures and other improvements located on the ATCO Owned Real Property, taken as a whole, are in good operating condition and repair (ordinary wear and tear excepted) and are adequate and suitable for the purposes for which they are presently being used, except where the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole.

(iii)

ATCO has not received any written notice of, and there are no pending or, to the knowledge of ATCO, threatened, condemnation, expropriation or other proceedings in eminent domain affecting any portion of the ATCO Real Property or any access thereto, in each case except where the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole.

(oo)

No Defaults Under Leases. To the knowledge of ATCO: (A) ATCO is in good standing under all, and is not in default under any leases of real property leased by it; and (B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any leases of real property leased by it, all such leases of real property are in good standing and in full force and effect and none of the counterparties to such leases is in default thereunder, except in each case to the extent that such defaults would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole.

(pp)

No Encumbrances. ATCO has not Encumbered or alienated its interests in its assets or agreed to do so and its assets are free and clear of all Encumbrances except, in each case, for Permitted Encumbrances and Encumbrances that are, in the aggregate, not material to ATCO.

(qq)

Material Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole, ATCO has valid title to, or a valid and leasehold interest in or other right to use, all material personal property necessary to the operation of its businesses, in each case free and clear of all Encumbrances (other than Permitted Encumbrances). Subject to the terms, covenants, conditions and stipulations in the applicable title and operating documents, ATCO is entitled to hold and enjoy its assets without lawful interruption by any Person claiming by, through or under ATCO, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole.

(rr)

No ROFRs. There are no rights of first refusal, pre-emptive rights of purchase or similar right whereby any third party has the right to acquire or purchase ATCO’s material rights, title, interests, property, licenses or assets as a consequence of the Parties entering into this Agreement or the Arrangement.

(ss)

Licences. ATCO has obtained and is in compliance, in all material respects, with all licenses, permits, certificates, consents, registrations, approvals, Orders, grants and other authorizations of or from any Governmental Authority necessary to own, lease and operate its properties and assets and conduct its business as it is now being or are proposed to be conducted, other than where the failure to obtain or be in compliance with such licenses, permits, certificates, consents, registrations, approvals, Orders, grants and other authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole. All such licenses, permits, certificates, consents, registrations, approvals, Orders, grants and other authorizations are in full force and effect and no suspension or cancellation thereof is pending or, to the knowledge of ATCO, threatened, except to the extent that such failure to be in full force and effect, suspension or cancellation would not in the aggregate reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole.

(tt)

Employee Benefit Plans. ATCO has made available to Emera true, complete and correct copies of each material option, incentive compensation (including the ATCO Incentive Plans), deferred compensation, share purchase or share-based compensation plan, pension, supplemental pension, retirement, bonus, health, medical, welfare, life insurance, dental, or disability plans or arrangements and each other material employee or director compensation or benefit plan, agreement or arrangement, or any similar agreement, plan, policy or arrangement (and any amendments thereto), for the benefit of current or former directors, consultants and employees of ATCO and its subsidiaries, which, in each case, are maintained by, contributed to, or binding upon ATCO or in respect of which ATCO has any actual or potential liability (the “ATCO Employee Plans”), and:

(i)	each ATCO Employee Plan has been maintained and administered in compliance with its terms, and is funded in accordance with Applicable Laws, in each case, in all material respects;

(ii)	all required employer contributions and premiums under the ATCO Employee Plans that are the responsibility of ATCO have been made in accordance with the terms thereof in all material respects;

(iii)

each ATCO Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and to the knowledge of ATCO, nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(iv)	to the knowledge of ATCO, there are no threatened material claims against or otherwise involving any of the ATCO Employee Plans and no material suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of ATCO Employee Plan activities) has been brought against or with respect to the ATCO Employee Plans;

(v)	all contributions, reserves or premium payments required to be made to the ATCO Employee Plans have been made or accrued for in the books and records of ATCO in all material respects;

(vi)

except as disclosed in the ATCO Disclosure Letter or specifically provided for in this Agreement (including the Plan of Arrangement), the execution and delivery of this Agreement and the consummation of the transactions contemplated herein will not result in, cause the accelerated vesting of, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of ATCO or its subsidiaries under any ATCO Employee Plan;

(vii)

except as disclosed in the ATCO Disclosure Letter, none of the ATCO Employee Plans (i) is a “registered pension plan” as such term is defined in subsection 248(1) of the Tax Act, (ii) is a “retirement compensation arrangement” as such term is defined in subsection 248(1) of the Tax Act, or (iii) other than to the minimum extent required by applicable employment standards legislation, solely pursuant to the severance provisions of an individual Contract of employment, or in respect of survivor benefits at no additional cost to ATCO, provides post-retirement or post-employment health, life insurance, or any other welfare benefits to any current or former employees, officers or directors of ATCO; and

(viii)	all material unfunded liabilities in respect of the ATCO Employee Plans have been reflected in the ATCO Financial Statements or accrued for in the books and records of ATCO.

(uu)	Employment Matters and Collective Agreements. Except as set forth in the ATCO Disclosure Letter:

(i)

other than the ATCO Executive Employment Agreements and as disclosed in the ATCO Disclosure Letter, ATCO is not a party to, nor is it engaged in any negotiations with respect to, any employment agreement with any employee or any written or oral agreement, arrangement or understanding: (A) providing for payment of any material retention, bonus, fee, distribution, remuneration or other material compensation, severance, notice of termination, pay in lieu of notice of termination or change of control payments to any Person (other than salaries, wages or bonuses paid or payable in the ordinary course of business in accordance with current compensation levels and practices); (B) which forgives or will be required to forgive any material indebtedness of any Person; or (C) materially increases or will be required to materially increase any compensation or benefits otherwise payable by ATCO as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated herein;

(ii)

there is no labour strike, dispute, lock-out, work slowdown, stoppage or concerted work refusal outstanding or pending involving ATCO and, to the knowledge of ATCO, no labour strike, dispute, lock-out, work slowdown or stoppage is threatened against ATCO. No trade union has applied to have ATCO declared a related successor or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which ATCO carries on business;

(iii)

no unfair labour practice complaint, grievance or arbitration proceeding is outstanding involving ATCO and, to the knowledge of ATCO, ATCO has not engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding has been threatened against ATCO, in each case, other than as in the aggregate would not reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole;

(iv)

ATCO is in material compliance with all Applicable Laws respecting employment, including human rights, privacy, employment standards, workers’ compensation and occupational health and safety. There are no outstanding or, to the knowledge of ATCO, threatened claims, complaints, investigations or Orders involving ATCO under any such Applicable Laws, except such claims, complaints, investigations or Orders as, if determined adversely to the interests of ATCO, would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole;

(v)

all amounts due or accrued for all salary, wages, bonuses, commissions, vacation pay and other employee compensation and benefits in respect of ATCO Employees which are attributable to the period before the date of this Agreement have been paid or are accurately reflected in the books and records of ATCO, in each case, in all material respects. All liabilities of ATCO due or accruing due to ATCO Employees and Independent Contractors have or shall have been paid or accrued and accurately reflected in the books and records of ATCO as of the Agreement Date, in each case, in all material respects, including premium contributions, remittances and assessments for employment insurance, employer health tax (if applicable), Canada Pension Plan, income Tax and any other employer-related legislation;

(vi)

to the knowledge of ATCO, there are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts outstanding by ATCO pursuant to any workers’ compensation legislation and ATCO has not been reassessed in any material respect under such legislation and, to the knowledge of ATCO, no material audit of ATCO is currently being performed pursuant to any applicable workers’ compensation legislation; and

(vii)	as of the Agreement Date, none of the ATCO Employees are employed directly by ATCO.

(vv)

Insurance. Policies of insurance are in force naming ATCO or a subsidiary thereof as insured that adequately cover all risks as are customary in the industry in which ATCO operates. Except as disclosed in the ATCO Disclosure Letter and as would not reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole, all such policies are in full force and effect and shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement. Neither ATCO nor any of its subsidiaries has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a material breach or default under, or permit a termination of, any of its material insurance policies.

(ww)

Indebtedness To and By Officers, Directors and Others. ATCO is not indebted in any material amount to any of its directors, officers, employees or consultants or other parties not at arm’s length, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any material indebtedness owing by any such parties to ATCO.

(xx)

Compliance with Laws. ATCO and each of its subsidiaries have complied with, and are not in violation of, any Applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole. No investigation or review by any Governmental Authority with respect to any violation, or potential violation, of any Applicable Law by ATCO or any of its subsidiaries is pending or, to the knowledge of ATCO, threatened, other than investigations or reviews that, if determined adversely to the interests of ATCO or its subsidiaries, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole.

(yy)

Operational Technology and Security Incidents. Except as disclosed in the ATCO Disclosure Letter, in the three (3) years prior to the Agreement Date there has been no breach, compromise, unauthorized access to or use of, ransomware or other cyber attack on, or unplanned outage of, any ATCO IT or any supervisory control and data acquisition, industrial control or other operational technology system used in the operation of the assets or systems of ATCO, in each case that resulted in, or would reasonably be expected to result in, any interruption of service to customers, any loss, corruption or unauthorized disclosure of Personal Information or other data, or any notification obligation to any Governmental Authority or affected individual, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole. Neither ATCO nor any member of the ATCO Group has received written notice of, and to the knowledge of ATCO there is no pending or threatened, claim, investigation or enforcement proceeding by any Governmental Authority in respect of any of the foregoing or in respect of the security of critical infrastructure of ATCO that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole.

(zz)

Non-Canadian Operations. ATCO has not received written notice of any expropriation, nationalization, cancellation, annulment or termination of, or any proceeding or claim by any Governmental Authority in respect of, any arrangement or any business, asset or operation located outside of Canada that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole.

(aaa)

Possession of Intellectual Property. (i) ATCO owns with good and valid title thereto, free and clear of all Encumbrances, or has the full right or license to use, and to continue to use, the Intellectual Property Rights owned by or used by it in the operation, conduct or maintenance of its business in the manner presently operated, conducted and maintained (collectively, the “ATCO IP”); (ii) the ATCO IP is sufficient for ATCO to operate, conduct and maintain its business in the manner presently operated, conducted and maintained; (iii) to the knowledge of ATCO, neither the operation, conduct or maintenance by ATCO and its subsidiaries of their respective businesses in the manner presently operated, conducted and maintained, nor the use by ATCO and its subsidiaries of the ATCO IP in respect thereto infringes, misappropriates, misuses or violates the Intellectual Property Rights of any third party; (iv) neither ATCO nor any of its subsidiaries has received any written notice, complaint, threat or claim alleging: (A) the infringement, misappropriation, misuse or violation by it of any Intellectual Property Right of any third party; or (B) that ATCO and its subsidiaries do not own the ATCO IP owned or purported to be owned by ATCO; (v) ATCO and its subsidiaries have used reasonable commercial efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect the ATCO IP; (vi) the Information Technology owned, licensed, leased or used by ATCO and its subsidiaries (collectively, the “ATCO IT”) meets or exceeds industry standards for performance and security, and adequately satisfies the data processing and other computing needs of the respective businesses and operations of ATCO and its subsidiaries as presently operated, conducted and maintained; (vii) ATCO and its subsidiaries: (A) have used and continue to use reasonable commercial efforts to protect the security and integrity of the ATCO IT and the information thereon; and (B) have adopted administrative, procedural, physical and technological safeguards (including disaster recovery and business continuity plans), which are consistent with or exceed current industry standards, to adequately and properly ensure the protection of their respective business; (viii) ATCO and its subsidiaries have collected, used, disclosed, stored, and otherwise processed all Personal Information under their custody and control in material compliance with Applicable Laws relating to privacy and data protection; (ix) all necessary assignments and waivers have been obtained from ATCO’s employees, independent contractors, consultants, and any other Persons who have contributed to the creation or development of any of the material ATCO IP; (x) with the exception of registrations or applications abandoned in the ordinary course of business, all registrations and applications for registration of Intellectual Property Rights owned or purported to be owned by ATCO are subsisting and in good standing, and all maintenance and renewal fees due prior to the Effective Date have been paid; (xi) ATCO has not granted any licenses, options, or rights to any third party to use, enforce, or acquire any material ATCO IP; (xii) there is no pending or, to the knowledge of ATCO, threatened litigation, opposition, cancellation, re-examination, or other proceeding or challenge relating to any ATCO IP; and (xiii) ATCO and each subsidiary thereof is in compliance with all applicable open source software license terms and have not used any open source software in a manner that would require the disclosure, licensing, or distribution of any proprietary source code of ATCO or a subsidiary thereof, or that would otherwise subject any proprietary software of ATCO or a subsidiary thereof to any open source license obligations; in each case, except as disclosed in the ATCO Disclosure Letter and other than non-compliance with, or violations of, the representations and warranties provided in this Section (aaa) which would, individually or in the aggregate, not reasonably be expected to have a Material Adverse Effect on ATCO and the Canadian Utilities Group, taken as a whole.

(bbb)	Corrupt Practices and Trade Legislation.

(i)

Neither ATCO, nor to the knowledge of ATCO, any of its employees, directors, officers, or third-party agents acting in their capacity as such, have, directly or indirectly, (A) made or authorized, or promised to make or authorize, any contribution, payment or gift of funds, property or other thing of value to any official, employee or agent of any governmental agency, authority or instrumentality (including government-owned or government-controlled businesses) of any jurisdiction or any official or employee of any Governmental Authority or public international organization or a close relative thereof, or (B) made, or promised to make, or authorized any contribution, payment or gift of funds, property or other thing of value to any candidate for public office, to any political party, political party official or employee, in either case, where either the payment or the purpose of such contribution, payment, gift or other thing of value was to improperly influence any government action or decision or to secure an improper advantage for the purpose of obtaining or retaining business, or was or is prohibited under Anti-Corruption Laws applicable to ATCO and its operations. ATCO has instituted and maintained policies and procedures reasonably designed to promote compliance with applicable Anti-Corruption Laws.

(ii)

There have been no actions, suits, proceedings or investigations by any Governmental Authority involving ATCO or any of its subsidiaries with respect to Anti-Corruption Laws, nor are any ongoing, pending or to the knowledge of ATCO, threatened.

(iii)

The operations of ATCO and its subsidiaries have been conducted at all times in compliance with applicable statutory and regulatory financial recordkeeping and reporting requirements, the accurate books and records requirements of Money Laundering Laws. No action, suit, proceeding or investigation by or before any court or Governmental Authority involving ATCO or its subsidiaries with respect to Money Laundering Laws is ongoing, pending or to the knowledge of ATCO, threatened.

(iv)

Neither ATCO, nor to the knowledge of ATCO, any of its employees, directors or officers, shareholders, agents, or other third parties acting on ATCO’s behalf is or has been a person with whom it is prohibited to transact under applicable Economic Sanctions; and neither ATCO nor to the knowledge of ATCO, any of its respective employees, directors or officers, shareholders, agents, or other third parties acting on ATCO’s behalf is nor has been in violation of any of the applicable Economic Sanctions or is conducting or has conducted business with any Person with whom it is prohibited to transact under applicable Economic Sanctions.

(v)

To the knowledge of ATCO, there have been no material inaccurate or fictitious entries made in the books or records of ATCO or its subsidiaries (to the extent such books or records are kept in connection with the books and records of ATCO or its subsidiaries) relating to any secret or unrecorded fund or any unlawful payment, gift, political or charitable contribution or other thing of value or advantage, and to the knowledge of ATCO, neither ATCO nor any of its subsidiaries have, directly or indirectly, established or maintained a secret or unrecorded fund.

(vi)

ATCO: (A) maintains systems of accounting and internal controls sufficient to provide reasonable assurances that: (1) the books and records of ATCO and its subsidiaries accurately and fairly reflect the transactions of ATCO and its subsidiaries, as applicable, in reasonable detail; (2) transactions are executed in accordance with management’s general or specific authorization; and (3) transactions are recorded as necessary to maintain accountability for assets; (B) maintains a risk-based system of accounting and compliance controls sufficient to ensure that each entity’s financial statements are accurately and fairly stated and to monitor, prevent, detect and report transactions violating any Applicable Law that prohibits corruption or bribery; and (C) has instituted policies and procedures in relation to business conduct and ethics designed to ensure compliance with Applicable Law, including Money Laundering Law and Anti-Corruption Law.

(vii)

Without limiting the generality of the foregoing, ATCO, and, to the knowledge of ATCO, each of its employees, directors, officers, agents, and other third parties acting on ATCO’s behalf is in material compliance with all Applicable Laws relating to lobbying activities and campaign contributions and all filings required to be made under any Applicable Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Authority in all material respects.

(viii)	For the avoidance of doubt, any reference to “other thing of value” in this Section (bbb) includes meals, entertainment, travel and lodging.

(ccc)

SpinCo Assets and SpinCo Liabilities. All of the assets, properties, rights, Contracts, permits, licences and employees used primarily in, or held primarily for use in, the Spun-Out Business are included in the SpinCo Assets or are otherwise to be transferred to SpinCo pursuant to the Separation Agreement or the subject of the transactions contemplated by the Transition

Services Agreement, the IP Matters Agreement or the Employee Matters Agreement, and all liabilities and obligations arising primarily out of, or relating primarily to, the Spun-Out Business (whether arising before, on or after the Effective Time) are included in the SpinCo Liabilities or are otherwise to be assumed by SpinCo pursuant to the Separation Agreement. No SpinCo Asset is required by ATCO, Canadian Utilities or any member of the Canadian Utilities Group for the conduct of a material portion of their respective businesses following the Effective Time, other than pursuant to the Transition Services Agreement or the IP Matters Agreement.

(ddd)

No Residual Spun-Out Business Liability. Except as expressly provided for in the Separation Agreement, the IP Matters Agreement or the Employee Matters Agreement, following the completion of the Spin-Out Transaction, none of ATCO, Canadian Utilities or any member of the Canadian Utilities Group will have any liability, cost, expense, obligation, guarantee, indemnity, credit support or commitment (whether absolute, accrued, contingent or otherwise, and whether arising before, on or after the Effective Time) in respect of the Spun-Out Business, the SpinCo Assets, the SpinCo Liabilities, the SpinCo Subsidiaries or the SpinCo Employees. There is no security interest, guarantee, letter of credit, surety or performance bond or other form of credit support provided by ATCO in respect of any obligation of the Spun-Out Business or any SpinCo Subsidiary that will remain outstanding immediately following the Effective Time.

(eee)

Regulatory Status. ATCO is either (i) not a “holding company” or (ii) an “exempt holding company”, as such terms are defined under PUHCA. Neither ATCO nor any subsidiary of it is a “public utility” as such term is defined under the FPA. Either (i) no subsidiary of ATCO is an “electric utility company” under PUHCA or (ii) any subsidiary of ATCO that is an “electric utility company” under PUHCA is a foreign utility company under PUHCA, has self-certified with FERC as such, and any such self-certification is valid and in effect.

SCHEDULE “H”

REPRESENTATIONS AND WARRANTIES OF SPINCO

(a)

Organization and Qualification. SpinCo is a corporation, validly existing and in good standing under the ABCA and has the requisite corporate power and capacity to own, lease and operate its assets and properties and to carry on its business. On the Effective Date, SpinCo will be duly registered to do business and in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary.

(b)

Authority Relative to this Agreement. SpinCo has the requisite corporate power, capacity and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by SpinCo of the transactions contemplated hereunder have been duly authorized by the SpinCo Board and no other corporate proceedings on the part of SpinCo are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by SpinCo and constitutes a legal, valid and binding obligation of SpinCo enforceable against it in accordance with the terms hereof, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)

Status of Operations. SpinCo was formed on September 30, 2026 and, other than the issuance of one common share in the capital of SpinCo to ATCO at an issue price of $1.00, entering into this Agreement and becoming subject to the terms hereof, SpinCo has not issued any securities, acquired any assets, become subject to any liabilities or obligations or otherwise carried on any business or conducted any operations.

(d)

Absence of Defaults and Conflicts. Neither the execution and delivery of this Agreement by SpinCo, the consummation of the Arrangement, the completion of the Spin-Out Transaction, nor the compliance by SpinCo with any of the provisions of this Agreement or the Separation Agreement will conflict with, result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of its constating documents or by-laws.

(e)

SpinCo Assets and SpinCo Liabilities. All of the assets, properties, rights, Contracts, permits, licences and employees used primarily in, or held primarily for use in, the Spun-Out Business are included in the SpinCo Assets or are otherwise to be transferred to SpinCo pursuant to the Separation Agreement or the subject of the transactions contemplated by the Transition Services Agreement, the IP Matters Agreement or the Employee Matters Agreement, and all liabilities and obligations arising primarily out of, or relating primarily to, the Spun-Out Business (whether arising before, on or after the Effective Time) are included in the SpinCo Liabilities or are otherwise to be assumed by SpinCo pursuant to the Separation Agreement. No SpinCo Asset is required by ATCO, Canadian Utilities or any member of the Canadian Utilities Group for the conduct of a material portion of their respective businesses following the Effective Time, other than pursuant to the Transition Services Agreement or the IP Matters Agreement.

(f)

No Residual Spun-Out Business Liability. Except as expressly provided for in the Separation Agreement, the IP Matters Agreement or the Employee Matters Agreement, following the completion of the Spin-Out Transaction, none of ATCO, Canadian Utilities or any member of the Canadian Utilities Group will have any liability, cost, expense, obligation, guarantee, indemnity, credit support or commitment (whether absolute, accrued, contingent or otherwise,

H-2

and whether arising before, on or after the Effective Time) in respect of the Spun-Out Business, the SpinCo Assets, the SpinCo Liabilities, the SpinCo Subsidiaries or the SpinCo Employees. There is no security interest, guarantee, letter of credit, surety or performance bond or other form of credit support provided by ATCO in respect of any obligation of the Spun-Out Business or any SpinCo Subsidiary that will remain outstanding immediately following the Effective Time.

SCHEDULE “I”

SEPARATION AGREEMENT

[See attached]

SEPARATION AGREEMENT

BETWEEN:

ATCO LTD.

AND

2856571 ALBERTA LTD.

Dated as of [●]

TABLE OF CONTENTS

Article 1 INTERPRETATION		2

1.1	Definitions	2

1.2	Construction	22

1.3	References to Old ATCO Entities and SpinCo Entities	23

1.4	Currency	23

1.5	Schedules	23

Article 2 THE SEPARATION		24

2.1	Separation	24

2.2	Implementation	24

2.3	Transfer of Assets	24

2.4	Further Assurances	26

2.5	Certain Resignations	28

2.6	Settlement of InterCompany Accounts	29

2.7	Cooperation	29

2.8	No Representations or Warranties	29

Article 3 OTHER MATTERS		30

3.1	Employee Matters Agreement	30

3.2	IP Matters Agreement	30

Article 4 POST-SEPARATION INTERCOMPANY MATTERS		30

4.1	Litigation	30

4.2	Treatment of Payments Post-Separation	30

4.3	Replacement of Credit Support Obligations	31

Article 5 INSURANCE MATTERS		32

5.1	Termination of Insurance on the Transferred Assets and Liabilities	32

5.2	Administration of Current Insurance Arrangements	33

5.3	Directors’ and Officers’ Insurance	34

5.4	Cooperation	34

Article 6 TAX MATTERS		35

6.1	Tax Cooperation	35

6.2	Tax Returns	35

6.3	Tax Contests	36

6.4	Separation Tax Adjustment	38

Article 7 ACCESS TO INFORMATION AND CONFIDENTIALITY		39

7.1	Corporate Minute Books and Corporate Seals	39

7.2	Access to Records	40

7.3	Privileged Information	41

i

7.4	Utilities Information	42

7.5	Retention of Records	43

7.6	Confidentiality	43

7.7	Restricted Information Practices	45

7.8	Cooperation with Respect to Government Reports and Filings	45

7.9	Limitations on Providing Access to Records	46

7.10	Privacy	46

7.11	Protective Arrangements	47

7.12	Business Decisions	47

7.13	Limited Liability	48

Article 8 TERMINATION AND MUTUAL RELEASE		48

8.1	Termination of Agreements	48

8.2	Mutual Release	49

Article 9 INDEMNIFICATION		50

9.1	Indemnification of the Old ATCO Entities and the Retained Subsidiaries	50

9.2	Indemnification of the SpinCo Entities	51

9.3	Continuing Indemnification Obligations	51

9.4	Indemnification Agreements	52

9.5	Backstop Indemnity	52

9.6	Other Liabilities	52

9.7	Failure to Give Timely Notice	52

9.8	Reductions and Subrogation	52

9.9	Judgment Currency	53

9.10	Exclusive Remedy	54

9.11	Mitigation	54

9.12	Third Party Claims	54

9.13	Direct Claims	56

9.14	Trustee and Agent	56

Article 10 DISPUTE RESOLUTION		56

10.1	Dispute Resolution Procedures	56

10.2	Senior Officers’ Conference	56

10.3	Arbitration	57

Article 11 GENERAL PROVISIONS		58

11.1	Termination	58

11.2	Further Assurances	58

11.3	Transaction Costs	58

ii

11.4	Notices	59

11.5	Time of Essence	59

11.6	Assignment	60

11.7	Binding Effect	60

11.8	Waiver	60

11.9	No Personal Liability	60

11.10	Severability	60

11.11	Entire Agreement	61

11.12	Governing Law	61

11.13	No Third Party Beneficiaries	61

11.14	Counterparts	61

11.15	Cooperation	61

11.16	Late Payments	62

11.17	Remedies	62

11.18	Force Majeure	62

11.19	Publicity	62

11.20	Survival of Covenants	62

11.21	Set-Off	63

11.22	Compliance with Laws	63

11.23	Amendment	63

11.24	Acknowledgement	63

iii

SEPARATION AGREEMENT

This Agreement made effective as of the [●] day of [●], [●],

BETWEEN:

ATCO LTD., a corporation existing under the federal laws of

Canada (“Old ATCO”)

-and-

2856571 ALBERTA LTD., a corporation existing under the laws of the Province of Alberta (“SpinCo”)

WHEREAS:

A.

Old ATCO wishes to separate the Transferred Businesses (the “Separation”) into SpinCo pursuant to the Arrangement, the terms and conditions of which are more particularly set out in the Arrangement Agreement. Upon completion of the Arrangement, SpinCo will become a separate, independent, publicly-traded company, and SpinCo and the SpinCo Entities will carry on the Transferred Businesses.

B.	SpinCo has been incorporated in order to facilitate and participate in the Arrangement and is a wholly owned subsidiary of Old ATCO.

C.

At the time specified in the Plan of Arrangement, the Transferred Assets will be conveyed, licensed, assigned or otherwise transferred to SpinCo, pursuant to the Plan of Arrangement and this Agreement, as applicable, in consideration for (i) the issuance by SpinCo to Old ATCO of such number of SpinCo Class I Shares as is equal to the number of ATCO Class I Shares outstanding immediately prior to the Effective Time (excluding any ATCO Class I Shares owned by Emera); (ii) the issuance by SpinCo to Old ATCO of such number of SpinCo Class II Shares as is equal to the number of ATCO Class II Shares outstanding immediately prior to the Effective Time (excluding any ATCO Class II Shares owned by Emera), minus one; and (iii) the assumption by SpinCo of the Transferred Liabilities.

D.

At the time specified in the Plan of Arrangement, (i) Old ATCO will declare and pay an in-kind dividend on the ATCO Class I Shares of all of the SpinCo Class I Shares held by Old ATCO, on a pro rata basis, to the holders of ATCO Class I Shares (other than Emera), and such in-kind dividend on the ATCO Class I Shares shall be designated as an “eligible dividend” for purposes of the Tax Act; and (ii) Old ATCO will declare and pay an in-kind dividend on the ATCO Class II Shares of all of the SpinCo Class II Shares held by Old ATCO, on a pro rata basis, to the holders of ATCO Class II Shares (other than Emera), and such in-kind dividend on the ATCO Class II Shares shall be designated as an “eligible dividend” for purposes of the Tax Act.

E.

At the time specified in the Plan of Arrangement, Emera will acquire (i) all of the issued and outstanding ATCO Shares and (ii) all of the issued and outstanding shares in the capital of Canadian Utilities (other than those held by Old ATCO), as more particularly described in the Arrangement Agreement (including the Plan of Arrangement appended thereto).

F.	The Parties hereto desire to make certain covenants and agreements in connection with the Separation and to prescribe various provisions upon completion of the Arrangement.

NOW THEREFORE, THIS AGREEMENT WITNESSES THAT in consideration of the premises and the respective rights and obligations set out herein, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, terms not otherwise defined herein shall have the meanings specified in this Section 1.1 which shall be equally applicable, with such variations as the context requires, to both the singular and plural forms.

“ADRIC Rules” has the meaning ascribed thereto in Section 10.3(a);

“Affiliate” means any Person that is affiliated with another Person within the meaning of the Securities Act, provided, however, for the purpose of this Agreement: (a) prior to the Effective Time, Old ATCO and SpinCo and each of their respective subsidiaries will be Affiliates; and (b) from and after the Effective Time, SpinCo and Old ATCO will not be Affiliates, SpinCo’s and Old ATCO’s respective subsidiaries will not be Affiliates of each other, SpinCo’s subsidiaries will not be Affiliates of Old ATCO, and Old ATCO’s subsidiaries will not be Affiliates of SpinCo; provided that in no event shall Sentgraf, Sentgraf Holdings, or Spousal Trust be considered an Affiliate of Old ATCO, SpinCo, or their respective subsidiaries at any time;

“ATCO Arrangement Resolution” means the special resolution in respect of the Arrangement approved by ATCO securityholders at the ATCO Meeting;

“ATCO Class I Shares” means the Class I non-voting shares in the capital of Old ATCO;

“ATCO Class II Shares” means the Class II voting shares in the capital of Old ATCO;

“ATCO Disclosure Letter” means the disclosure letter dated the Agreement Date from ATCO to Emera;

“ATCO Meeting” means the special meeting of ATCO securityholders called and held in accordance with the Arrangement Agreement and the Interim Order to permit ATCO securityholders to consider the ATCO Arrangement Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“ATCO Shares” means, collectively, the ATCO Class I Shares and the ATCO Class II Shares;

“Ancillary Agreements” means all agreements (other than this Agreement) entered into by the Parties or their respective subsidiaries in connection with the Separation in accordance with the Arrangement Agreement (including the Transition Plan) and the Plan of Arrangement, including the Transition Services Agreement, the Employee Matters

Agreement and the IP Matters Agreement, but excluding, for the avoidance of doubt, the Arrangement Agreement (including the Transition Plan) and the Plan of Arrangement;

“Applicable Canadian Securities Laws” means, collectively, the Securities Act and similar statutes of each of the other provinces and territories of Canada and the respective rules and regulations under such Laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the Toronto Stock Exchange;

“Applicable Law” means, in any context that refers to one or more Persons or its or their respective businesses, activities, properties, assets, undertakings or securities, the Laws that apply to such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and, for greater certainty, includes Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

“Applicable U.S. Securities Laws” means, collectively, federal and state securities legislation of the United States (including the U.S. Securities Act and the U.S. Exchange Act), and all rules, regulations and by-laws governing the New York Stock Exchange;

“Arbitrator” has the meaning ascribed thereto in Section 10.3(c);

“Arrangement” means the arrangement pursuant to Section 192 of the CBCA, on the terms set out in the Plan of Arrangement, subject to any supplement, modification or amendment thereto made in accordance therewith or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement made as of the 6th day of October, 2026 among Emera, Old ATCO, Canadian Utilities and SpinCo, as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

“Art and Archives” means artwork, sculptures, installations, murals, photographs, prints, lithographs, and other works of visual art, in any medium; archives, collections of records, correspondence, manuscripts, and similar materials which are of cultural, historical, commemorative or archival value, whether in physical or digital form; museum materials, including artifacts, specimens, exhibits, display cases, interpretive materials, catalogs, and curatorial records; commemorative items, memorabilia and other items of cultural, historical, or archival value, and shall include all rights to reproduce, display, lend, or otherwise exploit any of the foregoing items, to the extent such rights are transferable, together with any related provenance documentation, certificates of authenticity, appraisals, insurance records, conservation reports, and loan or consignment agreements. For the avoidance of doubt, “Art and Archives” shall not include any of the foregoing items that are necessary or required for current operations of the Canadian Utilities Business;

“Assets” means with respect to any Person, any and all assets, properties, interests and rights legally or beneficially owned by that Person, wherever located, whether real,

personal or mixed, tangible or intangible, including the following (in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person): (i) cash, notes and accounts and notes receivable (whether current or non-current); (ii) certificates of deposit, banker’s acceptances, stock (including the capital stock or other equity securities in any subsidiary), debentures, bonds, notes, evidences of indebtedness, certificates of interest or participation in profit-sharing agreements, collateral-trust certificates, certificates or subscriptions, transferable shares, investment contracts, letters of credit and performance and surety bonds, voting-trust certificates, puts, calls, straddles, options and other securities of any kind, and all loans, advances, or other extensions of credit or capital contributions to any other Person; (iii) rights under leases, contracts, licenses, permits, distribution arrangements, sales and purchase agreements, joint operating agreements, other agreements and business arrangements; (iv) leases, licenses, permits, reservations, certificates of title and other documents of title and agreements; (v) real property, whether owned or leased; (vi) fixtures, trade fixtures, machinery, equipment, tools, dies and furniture; (vii) office supplies, production supplies, spare parts, other miscellaneous supplies and other tangible property of any kind, including all office equipment, motor vehicles and other transportation equipment, test devices and other tangible personal property; (viii) computers and other data processing equipment and software; (ix) manufacturing and assembly facilities, production and manufacturing equipment, transportable and permanent modular structures (including workforce housing units, space rental units and permanent modular construction products); (x) port facilities, terminals, marine and cargo handling infrastructure and equipment; (xi) raw materials, work-in-process, finished goods, consigned goods and other inventories; (xii) prepayments or prepaid expenses; (xiii) claims, causes of action, rights under express or implied warranties, rights of recovery and rights of set-off of any kind; (xiv) the right to receive mail, payments on accounts receivable and other communications; (xv) Records; (xvi) goodwill as a going concern and other intangible properties; (xvii) licenses and authorizations issued by any Governmental Authority; and (xviii) Intellectual Property. “Assets” shall not include any Asset relating to employee benefit and incentive plans, which shall be governed exclusively by the Employee Matters Agreement. “Assets” of a Person shall include all Assets that are held by another Person for the benefit of such first Person under a bare trust, agency, nominee or similar arrangement;

“Bank” means Royal Bank of Canada;

“Business Day” means any day, other than a Saturday, Sunday or a statutory holiday in the Province of Alberta or the Province of Nova Scotia;

“Canadian Utilities” means Canadian Utilities Limited, a corporation existing under the federal laws of Canada;

“Canadian Utilities Arrangement Resolution” means the special resolution in respect of the Arrangement approved by Canadian Utilities securityholders at the Canadian Utilities Meeting;

“Canadian Utilities Business” means the businesses, operations and undertakings of Canadian Utilities and the other Retained Subsidiaries, including the ATCO Energy Systems, ATCO Enpower, and ATCO Australia business units, together with the operations of Old ATCO undertaken in respect of Canadian Utilities and the other Retained Subsidiaries;

“Canadian Utilities Meeting” means the special meeting of Canadian Utilities securityholders to be called and held in accordance with the Arrangement Agreement and the Interim Order to permit Canadian Utilities securityholders to consider the Canadian Utilities Arrangement Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“CBCA” means the Canada Business Corporations Act, RSC 1985, c C-44;

“Circular” means the joint management information circular of Old ATCO, Canadian Utilities and Emera sent by Old ATCO, Canadian Utilities and Emera to ATCO securityholders, Canadian Utilities securityholders and Emera shareholders, respectively, and to any other Persons required by the Interim Order in connection with the ATCO Meeting and the Canadian Utilities Meeting, among other things, together with any amendments thereto or supplements thereof;

“Confidential Information” means any information which, by its nature, or by the nature of the circumstances surrounding its disclosure, ought in good faith to be treated as confidential (including the confidential information of Third Parties) and “Confidential Information” shall include any reports, analyses, compilations or other materials prepared by the receiving Party, its Affiliates or their respective Representatives, which contain, in whole or in part, or would reasonably be expected to reveal, such information. Except as may otherwise be provided in a confidentiality agreement or other nondisclosure arrangement with a Third Party in respect of the information to which such agreement or arrangement relates, “Confidential Information” shall not include:

(i)

information that is, in respect of Personal Information, now or in the future, publicly available, and in respect of all other Confidential Information, is now or in the future, in the public domain, other than in violation of Section 7.6, (provided that where any part of such information is publicly available or in the public domain, as the case may be, but a compilation of information which includes such part is not publicly available or in the public domain, then such compilation shall not be treated as being publicly available or in the public domain and shall be treated as Confidential Information hereunder);

(ii)

information that is independently developed by the receiving Party, its Affiliates or their respective Representatives after the Effective Time without reference to the Restricted Information of any other Party; or

(iii)

information that becomes available to the receiving Party, its Affiliates or their respective Representatives from a Third Party, from a source other than another Party, and that to the actual knowledge after due inquiry of the recipient is not subject to any obligation to another Party to keep such information confidential;

“Consent” means any consent, authorization or approval of, or filing with, or notification to any Governmental Authority or any other Person that is necessary to consummate the transactions contemplated by this Agreement;

“Contract” means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries or Non-Controlled Subsidiaries, is a party or under which such Party or any of its subsidiaries or Non-Controlled Subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not (including pursuant to any warranties or indemnities for which no claim has been made);

“Court” means the Court of King’s Bench of Alberta;

“Credit Support Obligations” means all guarantees, letters of credit, surety bonds, performance bonds, comfort letters, keepwell agreements and other forms of credit support or financial assurance provided by Old ATCO or any Retained Subsidiary thereof for the benefit of, or in respect of any obligation of, any SpinCo Entity, any Transferred Subsidiary or the Transferred Businesses, as set out in Schedule 1.1(i);

“Credit Support Replacement Period” has the meaning ascribed thereto in Section 4.3(b);

“Current Assets” means current assets of the Old ATCO Entities to the extent any such item is considered to be a “current asset” in accordance with IFRS;

“Current Insurance Arrangements” means the Insurance Arrangements of the Old ATCO Entities existing immediately prior to the completion of the Arrangement that are owned or maintained by or on behalf of the Old ATCO Entities and that relate to any of the Retained Interests or the Transferred Interests;

“Current Liabilities” means current liabilities of the Old ATCO Entities to the extent any such item is considered to be a “current liability” in accordance with IFRS;

“Direct Claim” has the meaning ascribed thereto in Section 9.13;

“Dispute” has the meaning ascribed thereto in Section 10.1;

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Employee Matters Agreement” means the employee matters agreement in substantially the form set out as Schedule 2.3(b)(iv) to this Agreement, to be entered into between Canadian Utilities, Old ATCO and SpinCo regarding certain employee matters in respect of Canadian Utilities, Old ATCO and SpinCo in connection with the Separation and the allocation of costs related thereto, as it may be amended, modified and/or supplemented from time to time in accordance with its terms;

“Emera” means Emera Incorporated, a company existing under the laws of the Province of Nova Scotia;

“Enterprise” means any firm, partnership, joint venture, venture capital fund, association, trust, trustee, body corporate, corporation, unincorporated association or organization, syndicate or other entity, whether or not having legal status;

“Excess” has the meaning ascribed thereto in Section 9.8(b);

“Execution Taxation Year” has the meaning ascribed thereto in Section 6.2(a);

“Executory Contracts” means those Contracts listed in Schedule 1.1(a) in existence before the Separation (i) to which the only parties prior to the Effective Time are Old ATCO Entities and Retained Subsidiaries, and (ii) to which both (a) a SpinCo Entity and (b) either (or both) of Old ATCO or a Retained Subsidiary, will be a party immediately following the Separation;

“Final Order” means the final order of the Court approving the Arrangement pursuant to Section 192(4) of the CBCA, as such order may be amended or varied by the Court, at any time prior to the Effective Time in accordance with the Arrangement Agreement;

“Financing Documents” means those documents listed in Schedule 1.1(n) in existence before the Separation;

“Governmental Authority” means any: (i) domestic or foreign, multinational, national, federal, territorial, provincial, state, regional, municipal or local government or governmental, regulatory, legislative, executive or administrative authority, department, court, commission, board or tribunal, arbitral body, bureau, ministry, agency, regulator, legislature or instrumentality or official, including any political subdivision thereof; (ii) quasi-governmental or private body exercising regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iii) any stock exchange;

“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board;

“Indemnifiable Losses” means, with respect to any claim by an Indemnified Party for indemnification under this Agreement, any and all Losses suffered or incurred by the Indemnified Party relating thereto;

“Indemnified Party” means any Person actually or potentially entitled to indemnification from an Indemnifying Party pursuant to the provisions of this Agreement;

“Indemnifying Party” means any Party from which any Indemnified Party is seeking indemnification pursuant to the provisions of this Agreement;

“Indemnity Payment” means any amount required to be paid by an Indemnifying Party pursuant to Article 9;

“Industry Know-How” means: (i) any information available to a member of the public in any form or format; and (ii) any information, knowledge, education, training or experience of persons who have had access to the Restricted Information or the Shared Information that would be known to any person skilled in the art (namely, a person who understands as a practical matter the problem to be overcome, how different devices or methods may work, and the likely effect of using them) who has not had access to the Restricted Information or the Shared Information, as the case may be;

“Insurance Administration” means, with respect to each Current Insurance Arrangement: (i) the accounting for premiums, retrospectively rated premiums, defence costs, indemnity payments, deductibles and retentions, as appropriate under the terms and conditions of each of the Current Insurance Arrangements; (ii) the reporting to Insurers of any losses or claims that may cause the per occurrence, per claim or aggregate limits of any Current Insurance Arrangements to be exceeded; and (iii) the processing of claims made under the Current Insurance Arrangements, including the reporting of claims to the Insurers’ management and defence of claims and providing for appropriate releases upon settlement of claims;

“Insurance Arrangements” means insurance policies and insurance Contracts of any kind, including primary and excess policies, commercial general liability policies, automobile policies, property and business interruption, environmental impairment, product liability policies, directors’ and officers’ liability policies, fiduciary liability policies, workers’ compensation policies (where applicable), together with the rights, benefits and privileges thereunder, but shall exclude self-insurance programs;

“Insurance Proceeds” means those monies received by an insured from an Insurer or paid by an Insurer on behalf of an insured, in either case net of any applicable premium adjustment, retrospectively rated premium, deductible or self-insurance portion, retention or cost of reserve paid or held by or for the benefit of such insured;

“Insured Claim” means those Losses and Liabilities which, individually or in the aggregate, are covered within the terms and conditions of any of the Current Insurance Arrangements, whether or not subject to deductibles, co-insurance, uncollectability or retrospectively rated premium adjustments;

“Insurers” means Third Party insurance carriers and “Insurer” means any one of them;

“Intellectual Property” means any intellectual property (whether foreign or domestic, registered or unregistered), including: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and re-examinations thereof; (ii) all Trademarks; (iii) all copyrightable works, copyrights and industrial designs; and (iv) all confidential information, including all trade secrets, processes, procedures, know-how, show-how, methods, data, compilations, databases and the information contained therein; together with: (A) all copies and tangible embodiments of the foregoing, in whatever form or medium (including all computer software and related documentation); (B) all improvements, modifications, translations, adaptations, refinements, derivations and combinations thereof; (C) and all applications, registrations and renewals in connection therewith; and (D) all Intellectual Property Rights related thereto;

“Intellectual Property Rights” means any right or protection existing from time to time in a specific jurisdiction, whether registered or not, under any patent law or other invention or discovery law, copyright law, moral rights law, trademark or unfair competition law, confidential information law or other similar laws and includes legislation by competent governmental authorities and judicial decisions under common law or equity;

“InterCompany Accounts” means all receivables, payables and other balances payable between (i) Old ATCO or a Retained Subsidiary, and (ii) a Transferred Subsidiary arising or accruing prior to, and not yet satisfied at, the Effective Time;

“Interim Order” means the interim order of the Court concerning the Arrangement under Section 192(4) of the CBCA, containing declarations and directions with respect to the Arrangement and the holding of the ATCO Meeting and the Canadian Utilities Meeting, among other things, as such order may be supplemented, amended or modified by any court of competent jurisdiction prior to the Effective Time in accordance with the Arrangement Agreement;

“IP Matters Agreement” means the IP Matters Agreement in substantially the form set out as Schedule 2.3(b)(v) to this Agreement to be entered into between the Parties regarding the allocation of ownership of Intellectual Property Rights, the grant of certain licenses in connection therewith and related indemnification obligations, as it may be amended, modified and/or supplemented from time to time in accordance with its terms;

“Joint Litigation” means those Proceedings as more particularly set out in Schedule 1.1(b);

“Judgment Conversion Date” has the meaning ascribed thereto in Section 9.9;

“Judgment Currency” has the meaning ascribed thereto in Section 9.9;

“Laws” means all laws (including, for greater certainty, common law), statutes, regulations, by-laws, rules, orders, ordinances, protocols, codes, guidelines, notices and directions (in each case having the force of law) enacted, promulgated, enforced, issued or entered by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, judgment, decision, ruling, award, authority or license of any Governmental Authority or self-regulatory authority;

“Liabilities” means, with respect to any Person, any and all debts, liabilities, fines, penalties, obligations, bonds, indemnities and similar obligations, covenants, contracts, agreements, promises, omissions, guarantees, letters of credit, bank guaranties, surety bonds, performance bonds, swap contracts, loan agreements, security agreements, mortgages, notes, indentures, deeds of trust, conditional sale or other title retention agreements or similar instruments, make whole agreements and similar obligations owed by that Person, including any interest, fees, costs, charges, expenses, indemnities and other amounts in connection therewith, in each case whether absolute or contingent, inchoate or otherwise, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any Applicable Law, Proceeding, threatened or contemplated Proceeding, order or consent decree of any Governmental Authority or any award of any arbitrator or mediator of any kind, any actual or alleged compliance or noncompliance with any Laws related to the environment, the generation, use, storage, manufacture, processing, recycling, labeling, handling, possession, management, treatment, transportation, distribution, emission, discharge or disposal of any hazardous material, or the presence, release or threatened release of, or exposure to, any hazardous material or contract, agreement, or other consensual arrangement pursuant to which Liability is assumed or imposed with respect to any of the foregoing and those arising under any contract, commitment, undertaking or Lien, including those arising under this Agreement, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person. “Liabilities” of a Person shall include all Liabilities the legal liability of which is owed by another Person but for which the liability or responsibility has been assumed by such first Person;

“Loss” means any loss, damage, cost, expense, fine, penalty, assessment, reassessment, judgment, settlement or other compromise, of whatever nature or kind, and the reasonable out-of-pocket costs and expenses incurred in connection with any Proceeding or claim (including costs and fees of lawyers (on a solicitor and its own client basis), accountants, consultants, experts and other professional fees and expenses incurred in the investigation or defence thereof or the enforcement of rights thereunder), excluding loss of profits or failure to realize expected savings or punitive damages except in the case of Third Party Claims;

“Non-Controlled Subsidiary” means, with respect to a Person, any Enterprise in which such Person has a direct or indirect equity interest that constitutes less than 50% of the voting power of the outstanding equity securities of such Enterprise;

“Old ATCO Entities” means (i) at and prior to the Effective Time, Old ATCO and its subsidiaries and Non-Controlled Subsidiaries (including SpinCo, and the Transferred Subsidiaries), but excluding the Retained Subsidiaries, and (ii) after the Effective Time, Old ATCO;

“Old ATCO Indemnified Parties” has the meaning ascribed thereto in Section 9.1;

“Outstanding Credit Support Obligations” has the meaning ascribed thereto in Section 4.3(a);

“Parties” means the Parties to this Agreement and “Party” means any one of them;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Personal Information” means information about an identifiable individual, other than his or her business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose;

“Plan of Arrangement” means the plan of arrangement in the form set out as Schedule “A” to the Arrangement Agreement, as amended or varied from time to time in accordance with the Arrangement Agreement and the Plan of Arrangement or at the direction of the Court in the Final Order;

“Post-Closing Cooperation Costs” means the reasonable out-of-pocket expenses (including costs and fees of lawyers on a solicitor and its own client basis) and the labour costs (at the then-current applicable standard labour rates charged to external clients or entities for labour or professional services which standard labour rates already include a built-in allocation for overhead) incurred after the Effective Time by a Party or any of its Affiliates in connection with the provision thereby of cooperation and assistance after the Effective Date pursuant to the provisions of this Agreement;

“Pre-Closing Reorganization” means the actions, transactions and steps undertaken by the Parties and their subsidiaries and, if applicable, Non-Controlled Subsidiaries prior to the Effective Time to facilitate the Separation, as further detailed in the Transition Plan;

“Pre-Closing Years” has the meaning ascribed thereto in Section 6.2(a);

“Prime Rate” means the floating rate of interest established from time to time by the Bank as the reference rate of interest the Bank will use to determine rates of interest payable by its borrowers on Canadian dollar commercial loans made by the Bank to such borrowers in Canada and designated by the Bank as its “prime rate”;

“Privileged Information” means any information which may be protected from disclosure by any applicable legal or other privilege or similar doctrine, including, solicitor-client, litigation and work product privilege; for clarity, Privileged Information includes reports, presentations, summaries and advice provided to the boards of directors and special committees of a Party;

“Proceeding” means any actual or threatened claim (including a claim of a violation of Applicable Law), cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action;

“reasonable commercial efforts” means such efforts as a reasonable commercial party would use in similar circumstances to achieve the applicable result, taking into account the likelihood of success, the costs involved, the expected benefits and all relevant commercial considerations; provided that no party shall be required to incur unreasonable expense or assume material new obligations, liabilities or burdens, in each case having regard to the nature of the obligation and the circumstances then existing;

“Records” means studies, reports, records, books, Contracts, instruments, surveys, designs, specifications, drawings, blueprints, diagrams, models, voice recordings, prototypes, samples, flow charts, evaluations and reports, disks, diskettes, tapes, marketing plans, memos and other materials including lists and records pertaining to customers, suppliers and agents, advertising materials and all accounting and other books, records, ledgers, files and business records of every kind, whether or not copyrightable, in written, electronic or other form and stored in any medium;

“Recovery” has the meaning ascribed thereto in Section 9.8(a);

“Regulatory Fees” means all one-time and unique (i) fees and (ii) out-of-pocket costs and expenses paid or payable to any Governmental Authority to make filings or applications or obtain rulings, orders or listings necessary or desirable in connection with the Separation, which would not otherwise be paid or incurred but for the Separation, but specifically excludes Taxes;

“Released Parties” has the meaning ascribed thereto in Section 8.2;

“Replacement Credit Support” has the meaning ascribed thereto in Section 4.3(b);

“Representatives” means, collectively, the current and future directors, officers, employees, financial advisors, legal counsel, accountants and advisors of a Party and its Affiliates;

“Response Notice” has the meaning ascribed thereto in Section 10.2(c);

“Restricted Information” means in respect of disclosure by the SpinCo Entities or their Affiliates, the Retained Information and in respect of disclosure by Old ATCO or the Retained Subsidiaries, the Transferred Information;

“Retained Assets” means, without duplication, the following Assets:

(i)

all of Old ATCO’s right, title and interest in and to the Class A non-voting shares and Class B common shares in the capital of Canadian Utilities held by Old ATCO at the Effective Time, other than the Canadian Utilities Class A Shares that are exchanged for Canadian Utilities Class A Preferred Shares and transferred to SpinCo pursuant to Sections 3.1(c) and 3.1(e) of the Plan of Arrangement;

(ii)

all rights and benefits of Old ATCO under this Agreement, any Ancillary Agreement and any Executory Contract, including the right and interest in respect of: (a) Retained Litigation, (b) Joint Litigation, (c) the right to reimbursement for Old ATCO’s Post-Closing Cooperation Costs in accordance with the provisions of this Agreement; and (d) the right to indemnification pursuant to Section 9.1;

(iii)	with respect to the Shared Books and Records, Shared Contracts, Shared Information and Shared Intellectual Property, the rights and benefits thereof that relate to the Canadian Utilities Business;

(iv)	subject to the right and interest created hereunder of any SpinCo Entity to Insurance Proceeds after the Effective Time, the Current Insurance Arrangements;

(v)	the Retained Contracts;

(vi)	the Retained Current Assets;

(vii)

all machinery, equipment, office equipment, tools, furniture and vehicles of Old ATCO at the Effective Time, whether owned or leased, that exclusively relate to the Canadian Utilities Business, or that are identified pursuant to the Transition Plan as relating to the Canadian Utilities Business;

(viii)

all goodwill of Old ATCO at the Effective Time related to the Canadian Utilities Business, together with the exclusive right of the Old ATCO Entities to represent themselves as carrying on the Canadian Utilities Business;

(ix)	Retained Books and Records;

(x)	Retained Information;

(xi)	Retained Intellectual Property;

(xii)

all real property or land right(s) of Old ATCO exclusively related to the Canadian Utilities Business, or that are identified pursuant to the Transition Plan as relating to the Canadian Utilities Business;

(xiii)	all warranties and warranty rights (express or implied) against suppliers, manufacturers or sellers that apply to any of the Retained Assets;

(xiv)	all licenses, permits, authorizations, registrations and qualifications of Old ATCO at the Effective Time related primarily to the Canadian Utilities Business;

(xv)

such other Assets of Old ATCO or any Old ATCO Entity that relate exclusively to the Assets described in subparagraphs (i) through (xiv) above, or that are identified pursuant to the Transition Plan as relating to the Canadian Utilities Business, and any other Assets that are required to operate the Canadian Utilities Business following the Effective Time in the same manner as at the time of and during the 12-month period prior to the execution of the Arrangement Agreement; and

(xvi)	all Assets of the Retained Subsidiaries other than those specifically listed in Schedule 1.1(g);

but, for certainty, does not include the issued and outstanding shares in the capital of the SpinCo Entities;

“Retained Balance Sheet” means the opening, consolidated balance sheet of Old ATCO immediately upon completion of the Arrangement prepared in accordance with the Transition Plan;

“Retained Books and Records” means all Records, in whatever format and whether active or inactive, of the Old ATCO Entities that relate exclusively to the Retained Assets, the Retained Liabilities, the Retained Litigation or the Canadian Utilities Business, or that are identified pursuant to the Transition Plan as relating to the Canadian Utilities Business, other than the Shared Books and Records;

“Retained Contracts” means all Contracts of the Old ATCO Entities that are in effect at the Effective Time and that relate exclusively to the Canadian Utilities Business or the Retained Interests, or that are identified pursuant to the Transition Plan as relating to the Canadian Utilities Business;

“Retained Current Assets” means the Current Assets which are attributed to the Canadian Utilities Business as at the Effective Time including those that will be reflected on the Retained Balance Sheet;

“Retained Current Liabilities” means the Current Liabilities which are attributed to the Canadian Utilities Business as at the Effective Time including those that will be reflected on the Retained Balance Sheet;

“Retained Indebtedness” means the indebtedness set out in Schedule 1.1(j);

“Retained Information” means any information in the possession of any Old ATCO Entity or a Retained Subsidiary that relates exclusively to the Retained Assets, the Retained Liabilities, the Retained Litigation or the Canadian Utilities Business, or that is identified pursuant to the Transition Plan as relating to the Canadian Utilities Business; for certainty, the Retained Information includes the Utilities Information, the Confidential Information and the Privileged Information that relates exclusively to the Retained Assets, the Retained Liabilities, the Retained Litigation or the Canadian Utilities Business, or that is identified pursuant to the Transition Plan as relating to the Canadian Utilities Business;

“Retained Intellectual Property” means: (i) the Intellectual Property of the Old ATCO Entities at the Effective Time that relates exclusively to the Retained Assets or the Canadian Utilities Business, or that is identified pursuant to the Transition Plan as relating to the Canadian Utilities Business; and (ii) those Trademarks set forth in Schedule 1.1(l), other than the Shared Intellectual Property and those domain names set forth in Schedule 1.1(k);

“Retained Interests” means collectively the Retained Assets and the Retained Liabilities, which after the Effective Time, shall not include the Transferred Interests;

“Retained Liabilities” means, without duplication, the following Liabilities:

(i)	the Retained Current Liabilities and the Retained Non-Current Liabilities;

(ii)

all Liabilities of Old ATCO under this Agreement, any Ancillary Agreement and any Executory Contract, including Liabilities in respect of: (a) Retained Litigation, (b) Joint Litigation, and (c) the obligation to reimburse the SpinCo Entities for the SpinCo Entities’ Post-Closing Cooperation Costs in accordance with the provisions of this Agreement;

(iii)	the InterCompany Accounts payable by Old ATCO or a Retained Subsidiary to a Transferred Subsidiary which are not settled in full on or prior to the Effective Time (if any);

(iv)	with respect to Shared Contracts, the Liabilities of Old ATCO in respect of the provisions thereof that relate to the Canadian Utilities Business;

(v)	the Separation Tax;

(vi)	the Retained Indebtedness;

(vii)

except to the extent covered in subparagraphs (ii) through (vi) above, those Liabilities of the Old ATCO Entities that are exclusively related to the Retained Assets or the Canadian Utilities Business, or that are identified pursuant to the Transition Plan as relating to the Canadian Utilities Business (including all Liabilities relating to or arising from Old ATCO’s ownership of the Class A non-voting shares and Class B common shares in the capital of Canadian Utilities), whether arising or accruing at, prior to, at or after the Effective Time and whether the facts on which a Liability is based occurred at, prior to, at or after the Effective Time; and

(viii)	all Liabilities of the Retained Subsidiaries other than those specifically listed on Schedule 1.1(h),

but, after the Effective Time, shall not include the Liabilities covered by the indemnity in Section 9.1;

“Retained Litigation” means those Proceedings as more particularly set out in Schedule 1.1(c);

“Retained Non-Current Liabilities” means all non-current Liabilities (being Liabilities that are not Current Liabilities) which are attributed to the Canadian Utilities Business as at the Effective Time, including long-term debt, deferred tax liabilities, long-term lease liabilities, asset retirement obligations, long-term provisions and reserves, and the long-term portion of deferred revenue;

“Retained Subsidiaries” means the remaining subsidiaries and Non-Controlled Subsidiaries of Old ATCO immediately after the transfer of the Transferred Subsidiaries to SpinCo at the Effective Time, which for certainty, shall be Canadian Utilities and each of its direct and indirect subsidiaries and Non-Controlled Subsidiaries;

“Securities Act” means the Securities Act, RSA 2000, c S-4;

“Sentgraf” means Sentgraf Enterprises Ltd.;

“Sentgraf Holdings” means Sentgraf Holdings Ltd.;

“Senior Officer’s Notice” has the meaning ascribed thereto in Section 10.2(c);

“Senior Officers’ Conference” has the meaning ascribed thereto in Section 10.2(d);

“Separation” has the meaning ascribed thereto in Recital A;

“Separation Tax” means the incremental Canadian federal and provincial income tax payable by Old ATCO or any Retained Subsidiary for its Execution Taxation Year or any Pre-Closing Year that would not have been payable but for the transactions contemplated by Sections 3.1(e) through 3.1(g) of the Plan of Arrangement and the Pre-Closing Reorganization, determined after applying any tax attributes available to Old ATCO or any such Retained Subsidiary for such year and taking into account any tax elections to be filed as contemplated by this Agreement;

“Shared Books and Records” means all Records, in whatever format and whether active or inactive, of the Old ATCO Entities and the Retained Subsidiaries that relate to both: (i) the Retained Assets, the Retained Liabilities, the Retained Litigation or the Canadian Utilities Business; and (ii) the Transferred Assets, the Transferred Liabilities, the Transferred Litigation or the Transferred Businesses;

“Shared Contracts” means Contracts which relate to both the Transferred Businesses and the Canadian Utilities Business, other than the Executory Contracts. For any Contracts which are listed or described in Schedule 1.1(d) and a percentage or portion of any such Contracts is specifically referenced, then such Contracts shall be Shared Contracts with the SpinCo Entities’ percentage or portion being the referenced percentage or portion;

“Shared Information” means any information in the possession of any Old ATCO Entity or any Retained Subsidiary that relates to both: (i) the Retained Assets, the Retained Liabilities, the Retained Litigation or the Canadian Utilities Business; and (ii) the Transferred Assets, the Transferred Liabilities, the Transferred Litigation or the Transferred Businesses;

“Shared Intellectual Property” means Intellectual Property which relates to both the Transferred Businesses and the Canadian Utilities Business immediately following the Effective Time, whether through: (i) joint ownership by one or more of Old ATCO and the Retained Subsidiaries, on one hand, and one or more SpinCo Entities, on the other hand; or (ii) joint licensing of such Intellectual Property by or to one or more of Old ATCO and the Retained Subsidiaries, on one hand, and one or more SpinCo Entities, on the other hand;

“Shared Interests” means the Shared Books and Records, Shared Contracts, Shared Information and Shared Intellectual Property;

“Specified Assets” means without duplication, those Assets of Old ATCO and the Retained Subsidiaries, as applicable, set forth in Schedule 1.1(m) to the extent owned at the Effective Time;

“Specified Liabilities” means those Liabilities of Old ATCO and the Retained Subsidiaries to the extent related to the Specified Assets;

“SpinCo Controlled Proceeding” has the meaning ascribed thereto in Section 6.3(b);

“SpinCo Entities” means (i) at and prior to the Effective Time, SpinCo, and (ii) after the Effective Time, SpinCo and the Transferred Subsidiaries;

“SpinCo Indemnified Parties” has the meaning ascribed thereto in Section 9.2;

“Southern Family” means, collectively, Margaret E. Southern, Nancy C. Southern and Linda A. Southern-Heathcott, their spouses and issue (whether natural born or legally adopted) and spouses thereof;

“Southern Family Materials” means, collectively, all photographs, images, portraits, and other visual depictions, whether in physical or digital form; all videos, films, recordings, and other audiovisual materials, in any format or medium; all works of authorship, including books, manuscripts, essays, articles, letters, diaries, journals, speeches, and other written or recorded compositions; and all quotations, statements, interviews, oral histories, and other recorded or transcribed expressions, in each case that are created by, depicting, attributable to, or otherwise relating to any member of the Southern Family. For the avoidance of doubt, “Southern Family Materials” includes all Intellectual Property Rights (including copyrights, rights of publicity, and moral rights, to the extent transferable) in or to any of the foregoing items, together with any related licenses, permissions, releases, consents, metadata, attribution records, and provenance documentation.

“Spousal Trust” means Margaret E. Southern Spousal Trust;

“Straddle Fiscal Period” has the meaning ascribed thereto in Section 6.2(a);

“subsidiary” has, except as otherwise provided herein, the meaning ascribed thereto in the Securities Act;

“Tax” or “Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies and other similar charges in the nature of tax imposed by any Governmental Authority and howsoever denominated, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, minimum, transfer, land transfer, sales, goods and services, harmonized sales, provincial sales, use, value-added, excise, stamp, withholding, business, franchising, property, environmental, estimated, employer health, payroll, employment, employment insurance, health and health insurance, social services, education and social security taxes, fuel taxes or levies, all surtaxes, all customs duties and import and export taxes, pension plan and workers compensation premiums or contributions, carbon taxes or levies and other obligations of the same or of a similar nature to any of the foregoing;

“Tax Act” means the Income Tax Act, RSC 1985, c 1 (5th Supp);

“Tax Matter” has the meaning ascribed thereto in Section 6.3(a);

“Tax Return” means all returns, reports, declarations, elections, notices, filings, information returns, and statements in respect of Taxes that are filed or required to be filed with any applicable Governmental Authority, including all amendments, schedules, attachments or supplements thereto and whether in tangible or electronic form;

“Third Party” means any Person other than a Party or an Affiliate of a Party;

“Third Party Claim” means a claim by a Third Party against the Indemnified Party;

“Third Party Stored Records” has the meaning ascribed thereto in Section 7.2(d);

“Trademarks” means all trade-marks, trade dress, logos, trade-names, business names, corporate names and domain names together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith;

“Transaction Costs” means all one-time and unique fees and out-of-pocket costs and expenses, in each case incurred in connection with the Arrangement or the Separation, which would not otherwise be paid or incurred but for the Arrangement or the Separation, including financial advisory or investment banking fees and expenses, accounting fees and expenses and legal fees and expenses on a solicitor and its own client basis, costs relating to the preparation, printing and distribution of the Circular and the calling and holding of and solicitation of proxies for the ATCO Meeting, the Canadian Utilities Meeting and the special meeting of Emera shareholders, each called and held in accordance with the Arrangement Agreement, soliciting dealer fees, investor relations, information technology related costs and fees (including costs of IT system migration, data separation, establishing standalone IT infrastructure and software licensing), costs and fees associated with the transfer of the Transferred Assets (including costs of assignment, novation or termination of real property leases and other Contracts), costs of obtaining all necessary Consents (including any consent fees payable to counterparties), financing related fees and costs and costs of procuring the Transferred Insurance Arrangements, and costs incurred in connection with the replacement or release of Credit Support Obligations pursuant to Section 4.3 (including fees payable to issuers of replacement letters of credit, guarantees, surety bonds or other credit support instruments), but specifically excludes (i) costs, expenses and payment obligations incurred in connection with an obligation to indemnify pursuant to Article 9; (ii) Taxes; (iii) Regulatory Fees; and (iv) Post-Closing Cooperation Costs;

“Transfer Taxes” means any federal, provincial, state and local sales, goods and services and transfer Taxes;

“Transferred Assets” means, without duplication, (a) those Assets of the Retained Subsidiaries specifically listed in Schedule 1.1(g) but excluding the Specified Assets; and (b) all Assets of Old ATCO at the Effective Time, other than the Retained Assets and the Specified Assets, including:

(i)	the Transferred Businesses;

(ii)	the Transferred Books and Records;

(iii)	the Transferred Contracts;

(iv)	the Transferred Current Assets;

(v)	the Transferred Equipment;

(vi)	the Transferred Equity Interests;

(vii)	the Transferred Goodwill;

(viii)	the Transferred Information;

(ix)	the Transferred Intellectual Property;

(x)	the Transferred Operating Licenses;

(xi)	the Transferred Warranty Rights;

(xii)	the Art and Archives;

(xiii)	the Southern Family Materials;

(xiv)

all rights and benefits of the SpinCo Entities under this Agreement, any Ancillary Agreement and any Executory Contract, including the right and interest in respect of: (a) the Transferred Litigation; (b) the Joint Litigation; (c) the right to indemnification pursuant to Section 9.2; (d) the SpinCo Entities’ entitlement to certain Insurance Proceeds under the Current Insurance Arrangements in connection with Section 5.2(a); and (e) the right to reimbursement for the SpinCo Entities’ Post-Closing Cooperation Costs in accordance with the provisions of this Agreement; and

(xv)	with respect to the Shared Books and Records, Shared Contracts, Shared Information and Shared Intellectual Property, the rights and benefits thereof that relate to the Transferred Businesses; and

(xvi)

except to the extent covered in subparagraphs (i) through (xv) above, those Assets of the Old ATCO Entities in existence at the Effective Time which prior to the Effective Time were used or held for use exclusively in the Transferred Businesses, or that are identified pursuant to the Transition Plan as relating to the Transferred Businesses.

“Transferred Balance Sheet” means the opening, consolidated balance sheet of SpinCo immediately upon completion of the Arrangement prepared in accordance with the Transition Plan;

“Transferred Books and Records” means all Records, in whatever format and whether active or inactive, of the Old ATCO Entities that are not Retained Books and Records or Shared Books and Records;

“Transferred Businesses” means all of the Old ATCO Entities’ businesses, operations and undertakings other than the Canadian Utilities Business and the holding of shares of Canadian Utilities, and includes, for certainty, the businesses of the Transferred Subsidiaries and the ATCO Ventures business unit;

“Transferred Contracts” means all Contracts of the Old ATCO Entities that are in effect at the Effective Time, including the Contracts set out in Schedule 1.1(e) and all Contracts exclusively relating to the ATCO Ventures business unit, other than (i) any Shared Contracts and (ii) any Retained Contracts;

“Transferred Current Assets” means the Current Assets which are attributed to the Transferred Businesses as at the Effective Time including those that will be reflected on the Transferred Balance Sheet;

“Transferred Current Liabilities” means the Current Liabilities which are attributed to the Transferred Businesses as at the Effective Time including those that will be reflected on the Transferred Balance Sheet;

“Transferred Equipment” means all machinery, equipment, office equipment, tools and vehicles of the Old ATCO Entities at the Effective Time, whether owned or leased, other than any such machinery, equipment, office equipment, tools, furniture and vehicles included in the Retained Assets;

“Transferred Equity Interests” means all shares and other equity interests held directly or indirectly by Old ATCO in the Transferred Subsidiaries;

“Transferred Goodwill” means all goodwill of the Old ATCO Entities at the Effective Time, other than any goodwill included in the Retained Assets, together with the exclusive right of the SpinCo Entities to represent themselves as carrying on the Transferred Businesses in continuation of and in succession to the Old ATCO Entities;

“Transferred Information” means any information in the possession of any Old ATCO Entity that is not Retained Information or Shared Information and for certainty, Transferred Information includes the Confidential Information and Privileged Information that relates exclusively to the Transferred Assets, the Transferred Liabilities, the Transferred Litigation or the Transferred Businesses.

“Transferred Insurance Arrangements” means those Insurance Arrangements put in place solely for the benefit of the SpinCo Entities effective immediately after completion of the Arrangement in accordance with this Agreement in respect of the Transferred Interests;

“Transferred Intellectual Property” means all Intellectual Property of the Old ATCO Entities at the Effective Time, other than the Retained Intellectual Property, the Shared Intellectual Property and those Trademarks set forth in Schedule 1.1(l); provided that, notwithstanding the foregoing, “Transferred Intellectual Property” shall also include those domain names set forth in Schedule 1.1(k);

“Transferred Interests” means collectively the Transferred Assets and the Transferred Liabilities which, after the Effective Time, shall not include the Retained Interests;

“Transferred Liabilities” means, without duplication, (a) those Liabilities of the Retained Subsidiaries specifically listed in Schedule 1.1(h); and (b) all Liabilities of the Old ATCO Entities at the Effective Time, other than the Retained Liabilities, including for certainty the following Liabilities:

(i)	the Transferred Current Liabilities and the Transferred Non-Current Liabilities;

(ii)	the InterCompany Accounts payable by a Transferred Subsidiary to Old ATCO or a Retained Subsidiary which are not settled in full on or prior to the Effective Time (if any);

(iii)

all Liabilities of the SpinCo Entities under this Agreement, any Ancillary Agreement and any Executory Contract, including Liabilities in respect of: (a) the Transferred Litigation; (b) the Joint Litigation; (c) the obligation to reimburse Old ATCO for Old ATCO’s Post-Closing Cooperation Costs in accordance with the provisions of this Agreement; and (d) the Liabilities covered by the indemnity in Section 9.1;

(iv)	all Liabilities of the Old ATCO Entities and the SpinCo Entities under any Financing Document;

(v)	with respect to Shared Contracts, the Liabilities in respect of the provisions thereof that relate to the Transferred Businesses;

(vi)

except to the extent covered in subparagraphs (i) through (iv) above, those Liabilities of Old ATCO that are exclusively related to the Transferred Businesses or the Transferred Assets, or that are identified pursuant to the Transition Plan as relating to the Transferred Businesses, whether arising or accruing at, prior to, at or after the Effective Time and whether the facts on which a Liability is based occurred at, prior to, at or after the Effective Time; and

(vii)	except to the extent covered in subparagraphs (i) through (vi) above, all Liabilities of the Old ATCO Entities as of the Effective Time;

  but after the Effective Time, shall not include the Liabilities covered by the indemnity in Section 9.2;

“Transferred Litigation” means all Proceedings of the Old ATCO Entities at the Effective Time, other than the Retained Litigation, including those Proceedings as more particularly set out in Schedule 1.1(f);

“Transferred Non-Current Liabilities” means all non-current Liabilities (being Liabilities that are not Current Liabilities) which are attributed to the Transferred Businesses as at the Effective Time, including long-term debt, deferred tax liabilities, long-term lease liabilities, asset retirement obligations, long-term provisions and reserves, and the long-term portion of deferred revenue;

“Transferred Operating Licenses” means all licenses, permits, authorizations, registrations and qualifications of the Old ATCO Entities at the Effective Time, other than those included in the Retained Assets;

“Transferred Personal Information” means the Personal Information to be disclosed or conveyed to the SpinCo Entities or any of their Representatives by or on behalf of the Old ATCO Entities as a result of or in conjunction with the transactions contemplated herein, and includes all such Personal Information so disclosed prior to the execution of this Agreement;

“Transferred Subsidiaries” means, collectively, such of the following as are in existence as at the Effective Time: ASAL (Antilles) N.V., ATCO Structures & Logistics Ltd., InterATCO Drilling B.V., 1349909 Alberta Ltd., 2083475 Alberta Ltd., 2333387 Alberta Ltd., ATCO Energy Ltd., Fresh Bites Inc., ATCO Land and Development Ltd., Ashcor Technologies Ltd., ATCO 5302 Holdings Inc., 2136249 Alberta Ltd. and 18098395 Canada Ltd., and also includes each of their respective subsidiaries and Non-Controlled Subsidiaries;

“Transferred Warranty Rights” means all warranties and warranty rights (express or implied) against suppliers, manufacturers or sellers that apply to any of the Transferred Assets;

“Transition Plan” means the transition plan developed and implemented pursuant to the terms of the Arrangement Agreement;

“Transition Services Agreement” means the transition services agreement in substantially the form set out as Schedule 2.3(b)(iii) to this Agreement, to be entered into between Canadian Utilities and SpinCo regarding certain services to facilitate the transition of operations in relation to the Transferred Businesses, as it may be amended, modified and/or supplemented from time to time in accordance with its terms; and

“Utilities Information” has the meaning ascribed thereto in Section 7.4.

1.2	Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Agreement into Articles and Sections and Subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)

the words “hereunder”, “hereof” and similar expressions refer to this Agreement and not to any particular Article, Section or Subsection and references to “Articles”, “Sections” and “Subsections” are to Articles, Sections and Subsections of this Agreement;

(c)	words importing the singular include the plural and vice versa, and words importing any gender include all genders and the neuter;

(d)

the word “including” means including without limitation and is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(e)

a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation;

(f)	a reference to an agreement means such agreement as it may be amended, supplemented or modified from time to time to the extent permitted by the applicable provisions thereof; and

(g)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day.

1.3	References to Old ATCO Entities and SpinCo Entities

Any provision of this Agreement that contemplates any action to be taken by, or imposes an obligation on, Old ATCO (and through Old ATCO, the Old ATCO Entities or the Retained Subsidiaries, as applicable) or SpinCo (and through SpinCo, the SpinCo Entities) (or any one of them) shall be construed as an obligation of Old ATCO or SpinCo, respectively, (i) to take such action or satisfy such obligation itself, to the extent applicable, and (ii) to cause each applicable Old ATCO Entity or SpinCo Entity, as the case may be, to take such action or satisfy such obligation, provided that any obligation of a Party or its subsidiaries pursuant to this Agreement to cause a Non-Controlled Subsidiary thereof to take or omit to take any action shall be deemed to require such Party or its subsidiaries to use reasonable commercial efforts to cause such Non-Controlled Subsidiary to take or omit to take such action.

1.4	Currency

All references to currency herein are to lawful money of Canada, unless otherwise specified.

1.5	Schedules

The following Schedules are attached to this Agreement and form part of this Agreement:

Schedule 1.1(a)	[Schedule redacted]
Schedule 1.1(b)	[Schedule redacted]
Schedule 1.1(c)	[Schedule redacted]
Schedule 1.1(d)	[Schedule redacted]
Schedule 1.1(e)	[Schedule redacted]
Schedule 1.1(f)	[Schedule redacted]
Schedule 1.1(g)	[Schedule redacted]
Schedule 1.1(h)	[Schedule redacted]
Schedule 1.1(i)	[Schedule redacted]
Schedule 1.1(j)	[Schedule redacted]
Schedule 1.1(k)	[Schedule redacted]
Schedule 1.1(l)	[Schedule redacted]
Schedule 1.1(m)	[Schedule redacted]
Schedule 1.1(n)	[Schedule redacted]
Schedule 2.3(b)(iii)	[Schedule redacted]
Schedule 2.3(b)(iv)	[Schedule redacted]
Schedule 2.3(b)(v)	[Schedule redacted]
Schedule 2.3(c)	[Schedule redacted]
Schedule 9.4	[Schedule redacted]

Schedule 11.3(a)	[Schedule redacted]

ARTICLE 2

THE SEPARATION

2.1	Separation

(a)

The Parties acknowledge and agree that the Separation is intended to, as of the Effective Time, result in the SpinCo Entities operating the Transferred Businesses, owning the Transferred Assets and retaining or otherwise being responsible for the Transferred Liabilities, and Old ATCO and the Retained Subsidiaries operating the Canadian Utilities Business, owning the Retained Assets and retaining or otherwise being responsible for the Retained Liabilities.

(b)

The Parties further acknowledge and agree that the allocation methodology used in the preparation of the Retained Balance Sheet and the Transferred Balance Sheet may, in the absence of clarity or specific provisions in this Agreement and in the case of disagreement between the Parties, be used as a reference tool by the Parties and the Arbitrator appointed under Section 10.3 confirming (i) the Retained Assets owned by Old ATCO and the Retained Subsidiaries and the Retained Liabilities which Old ATCO and the Retained Subsidiaries are responsible for, and (ii) the Transferred Assets owned by the SpinCo Entities and the Transferred Liabilities which the SpinCo Entities are responsible for; provided however, that such allocation methodology shall not necessarily be determinative or conclusive, nor shall such allocation methodology be the only reference tool to which recourse may be had.

2.2	Implementation

The Separation shall be completed in accordance with the agreed general principles, objectives and other provisions set forth in the Arrangement Agreement (including the Plan of Arrangement appended thereto) and this Article 2 and shall be implemented in the following manner:

(a)	through the completion of the Pre-Closing Reorganization (which shall have been completed prior to the Effective Time);

(b)	through the completion of the Arrangement, as described in the Arrangement Agreement (including the Plan of Arrangement appended thereto); and

(c)	through the performance by the Parties of all other provisions of the Arrangement Agreement, the other Ancillary Agreements and this Agreement.

2.3	Transfer of Assets

(a)	The Parties acknowledge and agree that at the time specified in the Plan of Arrangement:

(i)	the Transferred Assets then not yet held by the SpinCo Entities shall be transferred to SpinCo for fair market value consideration as set out in this Section 2.3(a);

(ii)	as partial consideration for the transfer of the Transferred Assets, the Transferred Liabilities then not yet assumed by the SpinCo Entities shall be assumed by SpinCo;

(iii)

as the remaining consideration for the transfer of the Transferred Assets, SpinCo shall issue to Old ATCO such number of Class I non-voting shares in the capital of SpinCo and such number of Class II voting shares in the capital of SpinCo as determined in each case pursuant to the Plan of Arrangement;

(iv)

SpinCo, acting reasonably, shall be responsible for determining the allocation of the consideration among the Transferred Assets and such allocation shall be used in all applicable Tax Returns in accordance with this Agreement. If SpinCo determines it to be necessary or desirable, in its sole discretion, SpinCo and Old ATCO will execute a joint election under subsection 85(1) of the Tax Act for the transfer of any or all of the Transferred Assets which are not non-depreciable capital property for purposes of the Tax Act to be transferred to SpinCo on a tax-deferred basis, with the contents of such election determined by SpinCo and with SpinCo solely responsible for the filing of said election. For greater certainty, SpinCo and Old ATCO will cooperate with respect the execution and filing of any joint election under subsection 85(1) of the Tax Act as may be determined to be necessary or desirable by the Parties, acting reasonably, in respect of any other Transferred Asset;

(v)

the amounts to be added to the stated capital of the SpinCo Class I Shares and the SpinCo Class II Shares pursuant to Section 3.1(f) of the Plan of Arrangement shall be equal to the fair market value of the Transferred Assets less the Transferred Liabilities assumed by SpinCo, subject to any reduction required by the Tax Act resulting from the filing of a joint election under subsection 85(1) of the Tax Act contemplated by Section 2.3(a)(iv); and

(vi)

the Specified Assets shall be transferred to SpinCo for (A) the consideration set forth in Schedule 1.1(m), such consideration to be satisfied in cash and (B) the assumption by SpinCo of the Specified Liabilities.

(b)	Following the Effective Time, the Parties shall take, or cause to be taken, all actions necessary to:

(i)	assign and transfer conduct of any Transferred Litigation which has not already been assigned to SpinCo;

(ii)

give effect to any joint defence agreements to be entered into pursuant to the Transition Plan in connection with the Transferred Litigation and Joint Litigation as set out in Schedule 1.1(f) and Schedule 1.1(b), respectively;

(iii)	give effect to the Transition Services Agreement, in accordance with the terms thereof;

(iv)	give effect to the Employee Matters Agreement, in accordance with the terms thereof;

(v)	give effect to the IP Matters Agreement, in accordance with the terms thereof; and

(vi)	ensure that the Transferred Insurance Arrangements are established.

(c)	Immediately following the Effective Time, Old ATCO, SpinCo and Emera shall enter into a non-competition agreement in substantially the form set out as Schedule 2.3(c).

2.4	Further Assurances

For a period of two years following the Effective Time:

(a)

to the extent not completed prior to the Effective Time, Old ATCO will use reasonable commercial efforts to, and to cause the applicable Retained Subsidiaries to, amend, partially assign or novate any Shared Contracts with effect as at the Effective Time, in order to further document or evidence the transfer to the applicable SpinCo Entities of the legal title to its rights and benefits under the Shared Contracts and the assumption of its obligations under the Shared Contracts. If such further documentation cannot be obtained, Old ATCO and SpinCo shall, and shall cause the applicable Retained Subsidiaries and the applicable Transferred Subsidiaries, respectively, to, cooperate such that Old ATCO and the applicable Retained Subsidiaries and SpinCo and the applicable Transferred Subsidiaries will obtain the benefits and assume or be responsible for the obligations thereunder in substantially the same manner as such benefits and obligations were allocated with respect to such Shared Contract immediately prior to the Effective Time;

(b)

if and to the extent that Old ATCO or any Retained Subsidiary receives after the Effective Time a refund or credit relating to a prepaid expense that was included in the Transferred Current Assets, then Old ATCO shall, and shall cause the applicable Retained Subsidiary to, transfer to the applicable SpinCo Entities such refund or pay to the applicable SpinCo Entities an amount equal to the credit received by Old ATCO or any Retained Subsidiary, and if and to the extent that the SpinCo Entities receive after the Effective Time a refund or credit relating to a prepaid expense that was included in the Retained Current Assets, then SpinCo shall, and shall cause the applicable SpinCo Entities to, transfer to Old ATCO or any applicable Retained Subsidiary such refund or pay to Old ATCO or any applicable Retained Subsidiary an amount equal to the credit received by the applicable SpinCo Entities;

(c)

nothing in this Agreement shall be construed as, or be deemed to require, or result in, the transfer or assignment of any right, title and interest in or to any Transferred Assets or the assumption of liability for any Transferred Liabilities which by their terms or operation of Law cannot be transferred, assigned or assumed or where the rights thereunder would be materially diminished, until such time as all legal impediments to such transfer, assignment or assumption have been removed;

provided, however, that SpinCo and Old ATCO shall, and shall cause the SpinCo Entities and the Retained Subsidiaries, respectively, to, cooperate and use reasonable commercial efforts to coordinate obtaining any Consents for the transfer or assignment of all the Transferred Assets and the assumption of all the Transferred Liabilities. Until the earlier of (1) such time as all legal impediments to such transfer, assignment or assumption have been removed or (2) the two year anniversary of the Effective Time, Old ATCO shall, and shall cause the applicable Retained Subsidiaries to, hold such Transferred Assets for the use and benefit of the applicable SpinCo Entities, and in trust as bare trustee so far as the Laws of trusts permit, and shall retain such Transferred Liabilities for the account of the applicable SpinCo Entities and shall take such other action as may be reasonably requested by the SpinCo Entities, in order to place the applicable SpinCo Entities, insofar as reasonably practicable, in substantially the same position as would have existed had such legal impediments not existed; provided however, that (A) Old ATCO and its Affiliates shall not be obligated, in connection with the foregoing, to expend any material amount of money unless the necessary funds are advanced by the applicable SpinCo Entities (and in the event that Old ATCO reasonably expends funds in connection with the foregoing, then the applicable SpinCo Entities shall reimburse Old ATCO for same within twenty (20) Business Days of demand; and (B) SpinCo shall provide Old ATCO with quarterly written reports on the status of efforts to obtain Consents and remove legal impediments, including the anticipated timeline for transfer;

(d)

in connection with any transfers of the Transferred Assets and assumption of the Transferred Liabilities contemplated in Section 2.3 and further documentation of same in this Section 2.4, Old ATCO and SpinCo shall, and shall cause the Retained Subsidiaries and the SpinCo Entities, respectively, as required, to cooperate in good faith and use reasonable commercial efforts to further document or evidence the transfer of such Transferred Assets and assumption of such Transferred Liabilities as promptly as practicable, failing which, and without limiting any rights or remedies of a Party under this Agreement, the Party requesting such further documentation shall have access to the Records of the other Party to the extent necessary to prepare the required further documentation; provided that, the Party requesting such further documentation shall be subject to the obligations of confidentiality set forth in Section 7.6 with respect to such Records and the other Party shall execute and deliver such further documentation provided same are in order and are in accordance with the terms of this Agreement; and

(e)

Without derogating from SpinCo’s obligation to pay or reimburse Old ATCO and its Affiliates for Post-Closing Cooperation Costs pursuant to Section 11.3(c), SpinCo shall indemnify, defend and save harmless the Old ATCO Indemnified Parties against and in respect of any and all Indemnifiable Losses of the Old ATCO Indemnified Parties arising out of, relating to or resulting from, directly or indirectly, Old ATCO or any Retained Subsidiary holding legal title to any Transferred Assets or retaining legal liability for any Transferred Liabilities, as bare trustee, agent and nominee of the applicable SpinCo Entities in accordance with Sections 2.3 and 2.4 (other than liabilities, costs and expenses incurred by Old ATCO or any Retained Subsidiary which result from the gross negligence or intentional, willful misconduct of Old ATCO or any Retained Subsidiary, which shall be for Old ATCO or the applicable Retained Subsidiary’s account). For the avoidance of doubt: (A) this indemnity shall be a first-party indemnity, and Old ATCO shall not be required to first pursue recovery from any Third Party before seeking indemnification from SpinCo hereunder; (B) SpinCo’s indemnification obligations hereunder shall survive until the date that is 90 days after the later of: (i) the date on which all Transferred Assets have been transferred and all Transferred Liabilities have been assumed by the applicable SpinCo Entities; and (ii) the expiry of any applicable limitation period for claims arising from Old ATCO’s holding of such Transferred Assets or Transferred Liabilities; and (C) SpinCo shall advance to Old ATCO, within twenty (20) Business Days of written request, any legal fees, costs and expenses incurred by Old ATCO in connection with defending any Third Party Claim arising from Old ATCO’s holding of any Transferred Asset or retaining any Transferred Liability, subject to Old ATCO’s undertaking to repay such amounts if it is finally determined that Old ATCO is not entitled to indemnification hereunder.

2.5	Certain Resignations

(a)	Prior to the Effective Date, each officer and director:

(i)

of the SpinCo Entities or any Affiliate of the SpinCo Entities who is an officer or director (or the equivalent thereof) of the Old ATCO Entities or any Affiliate of the Old ATCO Entities, but will not be an officer or director of the Old ATCO Entities or any Affiliate of the Old ATCO Entities after the Effective Date, shall resign from all boards of directors or similar governing bodies of the Old ATCO Entities or any Affiliate of the Old ATCO Entities on which they served (and all committees thereof), and from all positions as officers (or the equivalent thereof) of the Old ATCO Entities or any Affiliate of the Old ATCO Entities which they held; and

(ii)

of the Old ATCO Entities and any Affiliate of the Old ATCO Entities who will not be an officer or director (or the equivalent thereof) of the SpinCo Entities or any Affiliate of the SpinCo Entities after the Effective Date, shall resign from all boards of directors or similar governing bodies of the SpinCo Entities or any Affiliate of the SpinCo Entities on which they served (and all committees thereof) and from all positions as officers (or the equivalent thereof) of the SpinCo Entities and any Affiliate of the SpinCo Entities which they held.

(b)	Notwithstanding the foregoing:

(i)

the Parties shall use reasonable commercial efforts to have any director or officer who resigned as contemplated in this Section 2.5 cooperate and assist (in the case of officers, with respect to matters for which they were responsible prior to the Effective Time), the entity from which they have resigned as necessary to comply with all regulatory and other governance requirements and all in accordance with Section 7.8; and

(ii)

if following the Effective Date any officer or director of a Party continues to serve as an officer or director of another Party, but should have resigned from such position as contemplated in this Section 2.5, then Old ATCO and SpinCo, as the case may be, shall use their reasonable commercial efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to cause such officer or director to resign from such position as promptly as reasonably practicable and where legally permissible and practicable with effect from the Effective Date.

2.6	Settlement of InterCompany Accounts

The Parties acknowledge and agree that, prior to the Effective Date, the Old ATCO Entities and the SpinCo Entities caused the InterCompany Accounts owing between Old ATCO and the Retained Subsidiaries (on one hand) and SpinCo and the Transferred Subsidiaries (on the other hand) to be settled to the extent possible, such that, following the Effective Time, none of the SpinCo Entities or Old ATCO (or any of its Affiliates) have any Liability or obligation to each other in respect of the InterCompany Accounts to the extent possible.

2.7	Cooperation

The Parties shall cooperate in good faith in all aspects of the Separation and shall, at another Party’s reasonable request, sign all such documents and perform all such other acts as may be necessary or desirable to give full effect to the Separation, including with respect to the transfer of the Transferred Assets to SpinCo and assumption of the Transferred Liabilities by SpinCo contemplated in this Article 2.

2.8	No Representations or Warranties

(a)

SpinCo agrees and acknowledges that none of the Old ATCO Entities nor any Affiliate of the Old ATCO Entities is, in this Agreement or in any Ancillary Agreement, making any representation or warranty to the SpinCo Entities, or any Affiliate of the SpinCo Entities, as to any aspect of the Transferred Interests, Shared Interests or as to any Consents, it being understood and agreed that SpinCo shall take the Transferred Assets, and shall assume, perform and discharge the Transferred Liabilities, on an “as-is”, “where-is” basis. Notwithstanding the foregoing, the Transferred Assets have been transferred to SpinCo in accordance with Section 2.3 herein, free and clear of all financial encumbrances relating to indebtedness of the Old ATCO Entities to Third Parties in respect of borrowed money.

(b)

Old ATCO agrees and acknowledges that none of the SpinCo Entities nor any Affiliate of the SpinCo Entities is, in this Agreement or in any other Ancillary Agreement, making any representation or warranty to the Old ATCO Entities, or any Affiliate of the Old ATCO Entities, as to the Retained Interests, Shared Interests or as to any Consents.

ARTICLE 3

OTHER MATTERS

3.1	Employee Matters Agreement

Except as otherwise specifically set forth herein and subject to the provisions of the Arrangement Agreement, the rights and obligations of the Parties with respect to employment matters, including, among other things (A) offers of employment; (B) allocation of employee liabilities; and (C) employee benefits, shall be governed by the Employee Matters Agreement.

3.2	IP Matters Agreement

Except as otherwise specifically set forth herein and subject to the provisions of the Arrangement Agreement, the rights and obligations of the Parties with respect to Intellectual Property matters, including, among other things (A) licenses; (B) Trademarks, (C) Shared Intellectual Property; (D) Shared Information; and (E) Shared Books and Records; shall be governed by the IP Matters Agreement.

ARTICLE 4

POST-SEPARATION INTERCOMPANY MATTERS

4.1	Litigation

(a)	The Retained Litigation. The rights and obligations of the Parties with respect to the Retained Litigation are set out in Schedule 1.1(c).

(b)	The Transferred Litigation. The rights and obligations of the Parties with respect to the Transferred Litigation are set out in Schedule 1.1(f).

(c)	The Joint Litigation. The rights and obligations of the Parties with respect to the Joint Litigation are set out in Schedule 1.1(b).

(d)

SpinCo and Old ATCO shall, and shall cause the SpinCo Entities and the Retained Subsidiaries, respectively, to, reasonably cooperate with the others and their counsel in the investigation, prosecution, defence and resolution of the Retained Litigation and Transferred Litigation.

(e)

Any claim asserted by a Third Party or Proceeding commenced by a Third Party in respect of which a Party is entitled to indemnification under Article 9, shall be dealt with exclusively under Article 9 and not under this Section 4.1(e).

4.2	Treatment of Payments Post-Separation

(a)

Except as otherwise provided in the Transition Services Agreement, Old ATCO and SpinCo shall, and shall cause the Retained Subsidiaries and the SpinCo Entities, respectively, to, promptly reimburse or otherwise provide payment to the SpinCo Entities and Old ATCO and the Retained Subsidiaries, respectively, for any payments made following the Effective Time (but only if such payments have not been settled as between the SpinCo Entities and the Old ATCO Entities prior to the Effective Time) to Third Parties by the SpinCo Entities or Old ATCO and the

Retained Subsidiaries, on behalf of the other Party, in connection with the operation of such other Party’s business, including payments made by Old ATCO or any Retained Subsidiary with respect to the SpinCo Entities’ payroll obligations.

(b)

Except as otherwise provided in the Transition Services Agreement, from and after the Effective Time, Old ATCO and SpinCo shall, and shall cause the Retained Subsidiaries and the SpinCo Entities, respectively, to, promptly deliver to the other Party, any payments or other amounts received by them following the Effective Time in respect of amounts that are attributable and payable to such other Party, including, in respect of royalty payments from Third Parties, receivables or otherwise.

4.3	Replacement of Credit Support Obligations

(a)

The Parties acknowledge that certain Credit Support Obligations may have been provided by Old ATCO or a Retained Subsidiary for the benefit of, or in respect of obligations of, the SpinCo Entities or the Transferred Businesses. Pursuant to and in accordance with the Transition Plan, the Parties took reasonable commercial efforts to ensure such Credit Support Obligations were released or replaced prior to the Effective Time in accordance with the Transition Plan. Notwithstanding the reasonable commercial efforts of the Parties to release and replace the Credit Support Obligations, certain Credit Support Obligations set forth in Schedule 1.1(i) remain outstanding as of the Effective Date (the “Outstanding Credit Support Obligations”), and the provisions of this Section 4.3 shall apply to such Outstanding Credit Support Obligations. Schedule 1.1(i) includes for each Outstanding Credit Support Obligation: (i) the identity of the Person providing the credit support; (ii) the beneficiary thereof; (iii) the underlying obligation supported; (iv) the maximum exposure or stated amount; and (v) the expiry date or term.

(b)

SpinCo shall use its reasonable commercial efforts to, as soon as reasonably practicable following the Effective Time and in any event within one hundred and eighty (180) days following the Effective Date (the “Credit Support Replacement Period”), arrange for: (i) the full and unconditional release and discharge of Old ATCO and any applicable Retained Subsidiary from all Outstanding Credit Support Obligations; or (ii) the provision of replacement credit support, in form and substance satisfactory to Old ATCO and any applicable Retained Subsidiary, each acting reasonably, which replacement credit support shall not require Old ATCO or any applicable Retained Subsidiary to have any continuing Liability thereunder (collectively, “Replacement Credit Support”). Old ATCO shall, and shall cause the applicable Retained Subsidiaries to, cooperate in good faith with SpinCo in connection with SpinCo’s efforts to obtain Replacement Credit Support or releases, including by executing such releases, consents and other documents, and participating in such discussions with beneficiaries and credit support providers, as SpinCo may reasonably request.

(c)

All costs and expenses incurred in connection with obtaining Replacement Credit Support or releases of Credit Support Obligations, including any fees, premiums, collateral requirements and costs of replacement instruments, shall be borne solely by SpinCo.

(d)	Pending the replacement or release of any Outstanding Credit Support Obligation:

(i)

SpinCo shall, and shall cause the applicable SpinCo Entities to, perform and discharge fully all underlying obligations to which such Outstanding Credit Support Obligation relates when due in accordance with their terms, such that no draw, call or claim is made under any Outstanding Credit Support Obligation;

(ii)

SpinCo shall not, and shall cause the applicable SpinCo Entities not to, without the prior written consent of Old ATCO, amend, extend, renew or increase the amount of any underlying obligation to which an Outstanding Credit Support Obligation relates, or take any action that would reasonably be expected to increase the exposure of Old ATCO and any applicable Retained Subsidiary under any Outstanding Credit Support Obligation;

(iii)	SpinCo shall promptly notify Old ATCO of any default, draw request, claim or demand under any Outstanding Credit Support Obligation; and

(iv)

SpinCo shall provide Old ATCO with monthly reports setting forth the status of efforts to obtain Replacement Credit Support and such other information regarding the Outstanding Credit Support Obligations as Old ATCO may reasonably request.

(e)

From and after the Effective Time, SpinCo shall indemnify, defend and hold harmless each Old ATCO Indemnified Party from, against and in respect of any and all Indemnifiable Losses arising out of, relating to or resulting from, directly or indirectly: (i) any draw, call, claim or demand made under any Outstanding Credit Support Obligation; (ii) any failure by SpinCo or any SpinCo Entity to perform or discharge any underlying obligation to which an Outstanding Credit Support Obligation relates; (iii) any reimbursement, contribution or subrogation claim by or payment to any issuer, surety or other provider of any Outstanding Credit Support Obligation; and (iv) any fees, premiums, costs or expenses incurred by an Old ATCO Indemnified Party in connection with any Outstanding Credit Support Obligation, including any costs of maintaining, renewing or extending any Outstanding Credit Support Obligation pending the provision of Replacement Credit Support. SpinCo shall, within twenty (20) Business Days of written demand by Old ATCO (which demand shall include reasonable supporting documentation), reimburse Old ATCO for any amounts paid or payable by Old ATCO or any Retained Subsidiary under or in connection with any Outstanding Credit Support Obligation, together with interest thereon at the Prime Rate plus 1% per annum from the date of payment by Old ATCO or any Retained Subsidiary to the date of reimbursement by SpinCo.

ARTICLE 5

INSURANCE MATTERS

5.1	Termination of Insurance on the Transferred Assets and Liabilities

Other than as set forth in Section 5.3 or as set forth in the Transition Services Agreement, effective as of the completion of the Arrangement, each of Old ATCO and the Retained

Subsidiaries and each of the SpinCo Entities shall be responsible for arranging their respective Insurance Arrangements with respect to injuries, Losses and Liability arising after the completion of the Arrangement with respect to their respective businesses and Assets, with the understanding Old ATCO and the Retained Subsidiaries may utilize the Current Insurance Arrangements to fulfill the obligations contained in this Section 5.1. To the extent that Old ATCO or any Retained Subsidiary receives a refund for any premiums paid as a result of the early termination or removal of the Transferred Interests from the Current Insurance Arrangements, Old ATCO shall, and shall cause the applicable Retained Subsidiaries to, promptly transfer to the applicable SpinCo Entities such refund amount if and to the extent that such refund constitutes a prepaid expense and was included in the Transferred Current Assets; otherwise Old ATCO and the Retained Subsidiaries shall be entitled to retain such refund amount.

5.2	Administration of Current Insurance Arrangements

(a)

From and after the completion of the Arrangement, Old ATCO shall be responsible for Insurance Administration under the Current Insurance Arrangements with respect to all Losses and Liabilities including any claims with respect to the Transferred Assets and the Transferred Liabilities arising prior to the completion of the Arrangement or arising after the completion of the Arrangement but relating to the period prior to the completion of the Arrangement and covered by the Current Insurance Arrangements, provided that claims made with respect to Transferred Assets shall be at SpinCo’s sole cost and expense (including any applicable retentions, deductibles, retroactive premiums, posting of collateral, payment of audit premiums and loss funding in connection with such claims). All Post-Closing Cooperation Costs relating to Insurance Administration and claimed with respect to the Transferred Interests as contemplated by this Section 5.2(a) shall be borne by the SpinCo Entities; provided that, prior to incurring any material disbursement or engaging any agent with respect thereto, Old ATCO shall, and shall cause the applicable Retained Subsidiary to, obtain the consent of SpinCo with respect to same, which consent shall not be unreasonably delayed or withheld. SpinCo shall be solely responsible for, and shall pay directly or promptly reimburse Old ATCO or any applicable Retained Subsidiary for, all deductibles, self-insured retentions and co-payments applicable to any Insured Claim made in respect of the Transferred Interests under the Current Insurance Arrangements within twenty (20) Business Days of written demand by Old ATCO (which demand shall include reasonable supporting documentation of the applicable deductible amount). Insurance Proceeds with respect to claims, costs and expenses under the Current Insurance Arrangements which relate to the Transferred Interests shall be paid by or directed by Old ATCO to the applicable SpinCo Entity; provided that, Old ATCO shall be entitled to set off against any such Insurance Proceeds any amounts that remain unpaid by SpinCo pursuant to this Section 5.2 as at the date such Insurance Proceeds are received, and Old ATCO shall remit only the net amount (if any) to the applicable SpinCo Entity. In the event the SpinCo Entities or any Affiliate of the SpinCo Entities makes an Insured Claim under a Current Insurance Arrangement, SpinCo shall, or shall cause the applicable SpinCo Entities to, deliver notice to Old ATCO of such Insured Claim and Old ATCO shall, and shall cause the applicable Retained Subsidiaries to, promptly and diligently either: (i) appoint the applicable SpinCo Entities as their agent for the limited purpose of making and administering such Insured Claim, keeping Old ATCO periodically updated as to the status of such Insured Claim; or (ii) proceed to do whatever may be required and necessary under the Current Insurance Arrangements to make such a claim on behalf of the applicable SpinCo Entities or their Affiliates, as the case may be, keeping the SpinCo Entities periodically updated as to the status of such Insured Claim. In making any such claims on behalf of the SpinCo Entities or their Affiliates, as the case may be, Old ATCO shall, and shall cause the applicable Retained Subsidiaries to, exercise the same degree of diligence as they would normally exercise in connection with insurance claims made on their own behalf.

(b)

From and after the completion of the Arrangement, Old ATCO and its Affiliates on the one hand, and SpinCo and its Affiliates, on the other hand, shall have the right to claim coverage for Insured Claims under the Current Insurance Arrangements with respect to any claim covered by such Current Insurance Arrangements as and to the extent that such insurance is available, up to the full extent of the applicable limits of liability, if any, and subject to the terms and conditions, of such Current Insurance Arrangements (and may receive any Insurance Proceeds with respect thereto). In the event that the total Insurance Proceeds payable to the Parties and their respective Affiliates under the Current Insurance Arrangements shall have exhausted the limits of liability, if any, under such Current Insurance Arrangements, payment of any future claims which are not reimbursed under such Current Insurance Arrangements as a result of such exhaustion of the limits of liability shall be the sole responsibility of the Party to which such Loss or Liability is allocated under the terms of this Agreement. In the event claims made by Old ATCO or any of its Affiliates and one or more SpinCo Entity relate to the same occurrence and such claim is covered by the Current Insurance Arrangements but the limits under the applicable Current Insurance Arrangements are not sufficient to fund all covered claims, Insurance Proceeds paid under the Current Insurance Arrangements in respect of such claim shall be paid to the respective Persons in proportion to the amounts that otherwise would be due were the limits of liability infinite. Old ATCO and SpinCo agree to, and shall cause the Retained Subsidiaries and the SpinCo Entities, respectively, to, cooperate with each other in a reasonable manner in asserting any Insured Claim pursuant to this Section 5.2.

5.3	Directors’ and Officers’ Insurance

Subject to the terms of the Arrangement Agreement, effective as and from the completion of the Arrangement, Old ATCO and SpinCo shall, and shall cause the Old ATCO Entities and SpinCo Entities, respectively, to, obtain for the benefit of their respective officers and directors, their own directors’ and officers’ liability insurance at their own cost and expense covering any alleged action or inaction of such directors and officers in relation to their respective organizations following the Effective Time.

5.4	Cooperation

The Parties shall use reasonable commercial efforts to cooperate with each other with respect to various insurance matters contemplated by this Agreement. Old ATCO shall, and shall cause the Retained Subsidiaries to, use reasonable commercial efforts to assist the SpinCo Entities in:

(a)	obtaining separate Insurance Arrangements; and

(b)

enforcing their rights and receiving benefits and privileges under Current Insurance Arrangements relating to Insured Claims arising prior to the completion of the Arrangement or arising after the completion of the Arrangement but relating to the period prior to the completion of the Arrangement.

ARTICLE 6

TAX MATTERS

6.1	Tax Cooperation

(a)

The Parties shall cooperate with each other in good faith and shall use reasonable commercial efforts to (and to cause their respective Affiliates to) mitigate all Taxes, including Transfer Taxes, arising in connection with the Arrangement and the Pre-Closing Reorganization, including executing Tax elections, in the prescribed form within the prescribed time, determined to be necessary by SpinCo.

(b)

The Parties shall cooperate with each other in good faith and shall use reasonable commercial efforts (and each shall cause their respective Affiliates to cooperate fully) as and to the extent reasonably requested by a Party, in connection with any Tax Return or any Tax Matter or any other obligation, audit, inspection, inquiry, or request from any Governmental Authority in respect of Taxes of or relating to Old ATCO or any of the Retained Subsidiaries, any of SpinCo or the SpinCo Entities or this Agreement. Such cooperation will include, but not be limited to, each Party:

(i)

retaining in accordance with Section 7.5 and, upon another Party’s reasonable request, providing to such other Party records and information that are reasonably relevant to any such Tax Return or Tax Matter or any other obligation, audit, inspection, inquiry, or request from any Governmental Authority in respect of Taxes; and

(ii)

upon another Party’s reasonable request, making its employees available to such other Party on a mutually convenient basis to provide additional information, analysis and explanation of any such material provided to such other Party under Section 6.1(b)(i).

6.2	Tax Returns

(a)

Old ATCO and SpinCo shall cooperate in the preparation and filing of any Tax Returns of Old ATCO, the Retained Subsidiaries or the SpinCo Entities relating in whole or in part to the following periods: (i) the fiscal period of any partnership in which the Effective Date occurs (the “Straddle Fiscal Period”); (ii) the taxation year of any corporation ending the moment in time immediately prior to the effective time of the applicable step in the Arrangement on the Effective Date (the “Execution Taxation Year”); and (iii) any other taxation year of Old ATCO, the Retained Subsidiaries or the SpinCo Entities ending prior to the Effective Date that is not filed by the Effective Date (“Pre-Closing Years”).

(b)

SpinCo shall prepare or cause to be prepared: (i) Tax Returns for the Execution Taxation Year of each of Old ATCO, the Retained Subsidiaries and the SpinCo Entities that is a corporation; (ii) Tax Returns for the Pre-Closing Years of each of

Old ATCO, the Retained Subsidiaries and the SpinCo Entities; (iii) any Tax Return of any partnership for a Straddle Fiscal Period; and (iv) any Tax Return that is a tax election related to the Pre-Closing Reorganization or the Arrangement, which SpinCo determines to be necessary or desirable, in its sole discretion, acting reasonably, including under section 85 of the Tax Act and under section 156 or section 167(1) of the Excise Tax Act (Canada). SpinCo will give Old ATCO an opportunity to review and comment on each such Tax Return relating to Old ATCO or the Retained Subsidiaries by providing or causing to be provided copies of them to Old ATCO at least sixty (60) days before they are required by applicable Law to be filed. Old ATCO will have the right to make any comments that it deems appropriate within thirty (30) days following receipt of such Tax Returns, which comments SpinCo shall incorporate or cause to be incorporated to the extent reasonable, as determined by SpinCo in its sole discretion, acting reasonably. SpinCo shall provide or cause to be provided a copy of any such Tax Return to Old ATCO at least fifteen (15) days prior to the date on which the Tax Return is to be timely filed. SpinCo shall cause the SpinCo Entities to timely execute and file all Tax Returns prepared in accordance with the foregoing that are required to be filed by a SpinCo Entity, and Emera shall cause Old ATCO and the Retained Subsidiaries to timely execute and file all Tax Returns prepared in accordance with the foregoing that are required to be filed by Old ATCO or a Retained Subsidiary.

(c)	SpinCo shall prepare or cause to be prepared all Tax Returns for all SpinCo Entities.

(d)

SpinCo, on one hand, and Old ATCO, on the other, agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Old ATCO, the Retained Subsidiaries and the SpinCo Entities as is reasonably necessary for the preparation and filing of all Tax Returns contemplated by this Section 6.2, including Tax Returns for any Straddle Fiscal Period, and, the making of any election related to Taxes as it relates to the Pre-Closing Reorganization or the Arrangement, the preparation for any audit by any Governmental Authority, and the prosecution or defense of any Action relating to any Tax or Tax Return of Old ATCO, the Retained Subsidiaries or the SpinCo Entities or any shareholder of Old ATCO prior to the Effective Date.

(e)

The Parties acknowledge and agree that, in the Tax Return for the Execution Taxation Year of each of Old ATCO, the Retained Subsidiaries and the SpinCo Entities that is a corporation, Old ATCO, the applicable Retained Subsidiary or SpinCo Entity, as applicable, will elect under subsection 256(9) of the Tax Act to have subsection 256(9) not apply.

6.3	Tax Contests

Notwithstanding anything herein to the contrary:

(a)

If (i) a Governmental Authority asserts any actions, inquiries, claims, assessments, audits or similar events with respect to Taxes against Old ATCO, the Retained Subsidiaries or the SpinCo Entities, and (ii) SpinCo or a SpinCo Entity could be responsible for any portion of the related Taxes (any such claim, a “Tax Matter”), then the Party first receiving notice (whether directly, or indirectly through an

Affiliate of such Party) of such Tax Matter shall promptly provide to Old ATCO, the Retained Subsidiaries, and SpinCo written notice specifying in reasonable detail the basis for such Tax Matter and shall include a copy of the relevant portion of any correspondence received from the Governmental Authority in respect of such Tax Matter; provided, however, that the failure of such Party to give such prompt and detailed notice shall not relieve the other Parties of any of its obligations under this Agreement, except if and only to the extent that the other Parties are actually and materially prejudiced thereby.

(b)

If, within thirty (30) days of SpinCo receiving notice of a Tax Matter, SpinCo provides to Old ATCO a written notice in which SpinCo elects to contest, and to control the defense or prosecution of, such Tax Matter, then, subject to the provisions of this Section 6.3(b), SpinCo shall have the right to defend or prosecute and the right to control, at their sole cost and expense, such Tax Matter by all appropriate proceedings; provided that, notwithstanding the foregoing, SpinCo shall not have the right to defend or prosecute or have the right to control a Tax Matter that may have a material adverse impact on the Taxes of Old ATCO or the Retained Subsidiaries for taxation years ending after the Effective Date. For any such Tax Matter, the defense or prosecution of which SpinCo control (a “SpinCo Controlled Proceeding”), (i) SpinCo shall defend or prosecute the Tax Matter diligently and in good faith; (ii) SpinCo shall not, without the prior written consent of Old ATCO (which consent may not be unreasonably withheld, conditioned, or delayed), enter into any compromise or settlement of such Tax Matter; (iii) SpinCo shall pay any amount of Tax under dispute in respect of which a Governmental Authority is permitted to take collection action; (iv) SpinCo shall inform Old ATCO of all material developments and events relating to such Tax Matter (including providing to Old ATCO copies of relevant portions of all written materials relating to such Tax Matter); (v) the Parties shall cooperate with each other and each Party’s representatives in good faith in order to contest effectively such Tax Matter; and (vi) Old ATCO or its representative shall be entitled, at the expense of Old ATCO, to attend and participate in all conferences, meetings and proceedings relating to such Tax Matter.

(c)

Old ATCO and the Retained Subsidiaries shall have the right to control all Tax Matters (other than SpinCo Controlled Proceedings); provided that, (i) Old ATCO and the Retained Subsidiaries shall defend or prosecute the Tax Matter diligently and in good faith, (ii) Old ATCO and the Retained Subsidiaries shall inform SpinCo of all material developments and events relating to such Tax Matter (including providing to SpinCo copies of all written materials relating to such Tax Matter), (iii) the Parties shall cooperate with each other and each Party’s representatives in good faith in order to contest effectively such Tax Matter, (iv) SpinCo or its representative shall be entitled, at SpinCo’s expense, to attend and participate in all conferences, meetings and proceedings with respect to any issues in such Tax Matter, and (v) at any time it is reasonably likely that SpinCo or any of its Affiliates will have Liability for Taxes arising out of such Tax Matter, Old ATCO shall not, without the prior written consent of SpinCo, enter into any compromise or settlement of any issues in such Tax Matter.

6.4	Separation Tax Adjustment

(a)	The Parties acknowledge and agree that the “Base Separation Tax Amount” is set forth in the ATCO Disclosure Letter.

(b)	Balance-Due Adjustment.

(i)

Within thirty (30) days following the Effective Date, SpinCo shall deliver to Old ATCO a written statement setting forth in reasonable detail its calculation of the Separation Tax, together with reasonable supporting details and calculations (the “Calculated Separation Tax”).

(ii)

Old ATCO shall have fifteen (15) days following receipt of the Calculated Separation Tax calculation to review such calculation and notify SpinCo of any objections. The Parties shall work together in good faith to resolve any such objections. If the Parties are unable to resolve any such objections within five (5) days, the disputed items shall be determined in accordance with Article 10, provided that Old ATCO shall pay the Calculated Separation Tax on the balance-due date (within the meaning of the Tax Act) notwithstanding any unresolved objection as of that date. The Calculated Separation Tax shall become final and binding upon agreement of the Parties or resolution pursuant to Article 10.

(iii)	Promptly, and in any event within ten (10) days, following the determination of the final and binding Calculated Separation Tax:

(A)	if the Calculated Separation Tax exceeds the Base Separation Tax Amount, SpinCo shall pay Old ATCO an amount equal to such excess; and

(B)	if the Calculated Separation Tax is less than the Base Separation Tax Amount, Old ATCO shall pay SpinCo an amount equal to such shortfall.

(c)	Tax Matter Adjustment.

(i)

If, following the adjustment contemplated by Section 6.4(b), any Tax Matter pursuant to Section 6.3 results in any adjustment to the Separation Tax, SpinCo shall, within fifteen (15) days following the final resolution of such Tax Matter, deliver to Old ATCO a calculation of the Separation Tax reflecting such adjustment, together with reasonable supporting details and calculations (the “Adjusted Separation Tax”).

(ii)

Old ATCO shall have thirty (30) days following receipt of the Adjusted Separation Tax calculation to review such calculation and notify SpinCo of any objections. The Parties shall work together in good faith to resolve any such objections. If the Parties are unable to resolve any such objections within thirty (30) days, the disputed items shall be determined in accordance with Article 10. The Adjusted Separation Tax shall become final and binding upon agreement of the Parties or resolution pursuant to Article 10.

(iii)	Promptly, and in any event within ten (10) days, following the determination of the final and binding Adjusted Separation Tax:

(A)	if the Adjusted Separation Tax exceeds the amount of the Calculated Separation Tax, SpinCo shall pay Old ATCO an amount equal to such increase; and

(B)	if the Adjusted Separation Tax is less than the amount of the Calculated Separation Tax, Old ATCO shall pay SpinCo an amount equal to such decrease.

(d)

The Parties shall cooperate with each other in good faith and shall use reasonable commercial efforts (and each shall cause their respective Affiliates to cooperate fully) as and to the extent reasonably requested by a Party in connection with the determination of the Calculated Separation Tax, any Adjusted Separation Tax and any matters pursuant to Sections 6.2 and 6.3 that may affect the Separation Tax. The Calculated Separation Tax and any Adjusted Separation Tax shall be determined as required by applicable Law.

(e)

The Parties agree that any payment pursuant to this Section 6.4 is an adjustment to the cash portion of the Transferred Assets transferred to SpinCo by Old ATCO and that the aggregate consideration for the Transferred Assets shall, after giving effect to such payment, remain fair market value consideration.

(f)

The rights and obligations of the Parties under this Section 6.4 shall survive the Effective Time and shall remain in full force and effect until the date that is ninety (90) days after the expiration of the applicable statutory limitation period during which any Tax assessment or reassessment may be issued by a Governmental Authority in respect of the Execution Taxation Year of Old ATCO.

ARTICLE 7

ACCESS TO INFORMATION AND CONFIDENTIALITY

7.1	Corporate Minute Books and Corporate Seals

(a)

The Parties acknowledge and agree that each corporate minute book and corporate seal is and shall remain the property of the corporation to which it relates and that, on or as promptly as practicable following the Effective Time, Old ATCO shall, and shall cause its Affiliates to, deliver to SpinCo each corporate minute book and corporate seal in their possession that relates to the SpinCo Entities and their Affiliates.

(b)

At the Effective Time, Old ATCO shall, and shall cause the Retained Subsidiaries to, deliver to SpinCo complete copies of the corporate minute books and records of Old ATCO, the Retained Subsidiaries and their respective predecessors, including: (i) minutes of meetings (and resolutions in lieu of meetings) of the board of directors, any committees thereof and shareholders; (ii) share registers, securities transfer records and registers of directors and officers; (iii) constating documents, articles, by-laws and any amendments thereto; (iv) board and board committee materials, presentations, reports, (v) materials from director and officer conferences, roundtables, leadership retreats or similar forums; and (vi) historical declarations, statements, correspondence and other records of Old ATCO, the Retained Subsidiaries or their respective predecessors relating to the formation, organization or governance of Old ATCO, the Retained Subsidiaries or any of their respective predecessors. For greater certainty, the originals of such materials constitute Retained Information and shall remain the property of Old ATCO, but the SpinCo Entities shall be entitled to retain and use the copies delivered pursuant to this Section 7.1(b) in accordance with the provisions of this Article 7.

7.2	Access to Records

(a)

Subject to the provisions of Section 7.2(e) and Section 7.3 regarding Privileged Information, from and after the Effective Time, Old ATCO shall, and shall cause its Affiliates to, afford to the SpinCo Entities and their Affiliates’ and their respective Representatives (at SpinCo’s or its Affiliate’s sole cost and expense) reasonable access, during normal business hours and upon reasonable advance notice for proper purpose and without undue interference to the business and operations of Old ATCO or any of its Affiliates, to the relevant portions of Old ATCO and the Retained Subsidiaries’ Records (including active agreements, active litigation files and governmental filings). If, in the course of such access, any of the SpinCo Entities, their Affiliates or their respective Representatives identify any Records (i) that contain Transferred Information, the SpinCo Entities may, upon written notice, which notice shall include a copy of the Transferred Information, take possession of such Records, and (ii) that contain Shared Information, the SpinCo Entities may make copies of such Records.

(b)

Subject to the provisions of Section 7.2(e) and Section 7.3 regarding Privileged Information, from and after the Effective Time, the SpinCo Entities shall, and shall cause their Affiliates to, afford to Old ATCO and its Affiliates and their respective Representatives (at Old ATCO’s or its Affiliates’ sole cost and expense) reasonable access, during normal business hours and upon reasonable advance notice and without undue interference to the business and operations of the SpinCo Entities, to the relevant portions of the SpinCo Entities’ Records (including active agreements, active litigation files and governmental filings). If, in the course of such access, Old ATCO, its Affiliates or their respective Representatives identify any Records (i) that contain Retained Information, Old ATCO may, upon written notice, which notice shall include a copy of the Retained Information, take possession of such Records, and (ii) that contain Shared Information, Old ATCO may make copies of such Records.

(c)

With respect to Records kept in off-site storage as at the Effective Time that are maintained and managed by the Old ATCO Entities or their Affiliates, Old ATCO shall, and shall cause its Affiliates to, use reasonable commercial efforts to continue to maintain and manage, at their sole cost and expense, all such Records in accordance with the retention periods set out in Section 7.4 and the provisions of Section 7.3.

(d)

With respect to Records kept in off-site storage as at the Effective Time that are maintained or managed by a Third Party on behalf of the Old ATCO Entities and/or their Affiliates (“Third Party Stored Records”), Old ATCO shall, and shall cause its Affiliates to, use reasonable commercial efforts to continue to have such Third Party Stored Records maintained or managed, at their sole cost and expense, in accordance with the retention periods set out in Section 7.5 and the provisions of Section 7.3.

(e)

Old ATCO and SpinCo and their respective Affiliates and Representatives shall have the right to access and make copies of Third Party Stored Records to the extent relating to the Retained Interests or the Transferred Interests, respectively, in accordance with this Section 7.2(e) and to make written request to access such Third Party Stored Records directly to such Third Party, so long as:

(i)	the Party making any such request shall concurrently provide a copy of such written request to the other Party;

(ii)

the other Party shall have the right to object to the written request if such other Party determines in good faith that the written request is contrary to the provisions of this Section 7.2(e); provided that, such objecting Party provides written notice to the requesting Party of such objection within five (5) Business Days of receipt of the written request, together with reasonable details of the reasons for such objection;

(iii)

the requesting Party may only accept delivery of and review any such Third Party Stored Records if: (i) such requesting Party has not received a written objection from another Party within five (5) Business Days of delivery of the written request to such other Party; or (ii) if such requesting Party receives a written objection from another Party within five (5) Business Days of delivery of the written request to such other Party, when the requesting Party and the objecting Party resolve the disagreement with respect to such request and objection; and

(iv)

if the SpinCo Entities and the Old ATCO Entities and their respective Affiliates are unable to resolve any disagreement with respect to any such requests and objections within five (5) Business Days of receipt of any objection, then the provisions of Article 10 shall apply with respect to such disagreement.

7.3	Privileged Information

(a)

Each Party hereby acknowledges and agrees that the other Party has a proprietary and legal interest in its Privileged Information and that the same is of value to the other Party and its Affiliates and that use or disclosure of such Privileged Information would cause irreparable harm to the other Party and its Affiliates.

(b)

Each Party hereby covenants and agrees with the other Party that it shall: (i) not intentionally access or disclose any Privileged Information of the other Party; (ii) promptly return to the other Party any Privileged Information of the other Party that is inadvertently accessed by or disclosed to any Representative of such Party or its Affiliates; (iii) cause its Affiliates and Representatives to not divulge, communicate, or otherwise use, any Privileged Information of the other Party for any purpose whatsoever without the prior written consent of the other Party.

(c)

Each Party hereby covenants and agrees that it shall and shall cause its Affiliates to treat all Privileged Information of the other Party with the same degree of care as such Party accords to its own Privileged Information.

(d)

The Parties acknowledge and agree that any disclosure of Privileged Information of a Party to the other Party or its Affiliates or Representatives shall be presumed to be inadvertent and shall not in any way be deemed to constitute a waiver of, or an indication of an intent to waive, any applicable privilege and that the Parties intend to maintain full privilege and confidentiality over all of their respective Privileged Information.

(e)

The Parties intend that the transactions contemplated by this Agreement and the Arrangement Agreement and any transfer of Privileged Information in connection therewith shall not operate as a waiver of any applicable privilege.

(f)

Each Party hereto acknowledges and agrees that each of them and, as applicable their respective Affiliates, have a common legal interest in the Privileged Information which is Shared Information and in maintaining the privileged nature and confidential status of such Privileged Information. Each Party hereto agrees not to, and to cause their respective Affiliates not to, disclose, or otherwise waive any privilege attaching to, or use for any purpose other than the purpose for which such information was obtained or created, or use in a manner inconsistent with the position of the Parties at the time for which it was created, such Privileged Information without first providing prompt written notice to and obtaining the prior written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned.

(g)

Each Party hereto acknowledges and agrees that each of them and, as applicable their respective Affiliates, have a common legal interest in the Joint Litigation and in maintaining the privileged nature and confidential status of the Privileged Information relating thereto. Each Party hereto acknowledges and agrees not to, and to cause their respective Affiliates not to, disclose, or otherwise waive any privilege attaching to, or use for any purpose other than the purpose for which such information was obtained or created, or use in a manner inconsistent with the position of the Parties in respect of the Joint Litigation.

7.4	Utilities Information

The Parties acknowledge that Canadian Utilities owns and operates various regulated utilities and that certain information and Records in respect thereof are governed by the Laws applicable to such regulated utilities (“Utilities Information”). The Parties acknowledge and agree that Utilities Information shall only be accessed, used and disclosed in accordance with Laws, including any inter-affiliate code of conduct, and, notwithstanding any provision to the contrary herein, nothing herein shall grant any Party, their Affiliates or Representatives any right to access, use or disclose such information contrary to Laws.

7.5	Retention of Records

(a)

Except as otherwise agreed in writing or as may be required by Laws or by the terms of the agreement or arrangement with the Third Party who provided or has the ability to control such Records, each of Old ATCO and SpinCo shall, and shall cause its respective Affiliates to, use reasonable commercial efforts to preserve and keep (at such Party’s sole cost and expense) all Records in such Party’s or its Affiliates’ possession or under its or their control or maintained by such Party or its Affiliates relating exclusively or primarily to the business, Assets or Liabilities of the other Party or its Affiliates in accordance with its respective records retention policy (or in the absence of which, for a period of ten (10) years from the date of creation of such Record (or, where the Record relates to a specific transaction, matter, Contract, permit, licence, or employment relationship, ten (10) years from the completion of such transaction or matter, expiry or termination of such Contract, permit or licence, or end of such employment relationship, as applicable)), or such longer period as may be required by Applicable Law, and shall not destroy any such Records during such period without first notifying the other Party of the proposed destruction and giving the other Party a reasonable opportunity to take possession of such Records prior to such destruction.

(b)

For additional specificity, upon the Effective Date, or upon written request by SpinCo, Old ATCO shall promptly provide to SpinCo any Transferred Information; in a form accessible and readable by the SpinCo Entities and, to the extent technologically and financially feasible, after providing such information to the SpinCo Entities, Old ATCO shall delete such Transferred Information from its and its Affiliates’ systems and databases no later than thirty (30) calendar days from the Effective Date, or earlier upon written request from SpinCo. If requested by SpinCo, Old ATCO shall also provide a certificate of destruction duly executed by an authorized signatory within thirty (30) calendar days of such request. Upon the Effective Date, and subject to the other provisions of Article 7 herein, the Old ATCO Entities shall have no further entitlement or access to Transferred Information for which they have no legitimate business need for any purpose whatsoever, unless required by Applicable Law or otherwise expressly authorized by the SpinCo Entities. Old ATCO further agrees that should any Transferred Information remain in its or its Affiliates’ systems following the Effective Date, which is not covered by any other provision in this Agreement and for which no continued legitimate business use or purpose remains, it shall be immediately deleted upon being detected.

7.6	Confidentiality

The Transferred Information

(a)

Old ATCO hereby acknowledges and agrees that the SpinCo Entities have a proprietary interest in the Transferred Information and that the same is of value to the SpinCo Entities and their Affiliates and that use or disclosure of the Transferred

Information contrary to the terms of this Agreement would cause irreparable harm to the SpinCo Entities and their Affiliates.

(b)

Old ATCO hereby covenants and agrees with SpinCo that it will not, and will cause the Old ATCO Entities and their Affiliates to not, divulge, communicate, use for themselves or for the benefit of any other Person, or otherwise misuse, contrary to the terms of this Agreement, any Transferred Information without the prior written consent of the SpinCo Entities.

(c)

Old ATCO hereby covenants and agrees with SpinCo that it will, and will cause the Old ATCO Entities and their Affiliates to, treat all the Transferred Information with the same degree of care as the Old ATCO Entities accord to their own Confidential Information.

The Retained Information

(d)

SpinCo hereby acknowledges and agrees that Old ATCO and the Retained Subsidiaries have a proprietary interest in the Retained Information and that the same is of value to Old ATCO and its Affiliates and that use or disclosure of the Retained Information contrary to the terms of this Agreement would cause irreparable harm to Old ATCO and its Affiliates.

(e)

SpinCo hereby covenants and agrees with Old ATCO that it will not, and will cause the SpinCo Entities and their Affiliates to not, divulge, communicate, use for themselves or for the benefit of any other Person, or otherwise misuse, contrary to the terms of this Agreement, any Retained Information without the prior written consent of Old ATCO.

(f)

SpinCo hereby covenants and agrees with Old ATCO that it will, and will cause the SpinCo Entities and their Affiliates to, treat all Retained Information with the same degree of care as the SpinCo Entities accord to their own Confidential Information.

Shared Information

(g)

The Parties hereby covenant and agree to and to cause their Affiliates to only use the Shared Information in the normal course of their respective businesses for their own internal purposes and to not divulge or communicate to any other Person any Shared Information (except that the Parties will be permitted to disclose such information, to the extent necessary, in connection with their normal business activities, on a confidential basis, to their customers, partners, agents, contractors and consultants), without the prior written consent of the other Party.

(h)

Notwithstanding the foregoing, where an obligation is owed to a Third Party in respect of such Shared Information, the Parties hereby covenant and agree to use such information only in a manner consistent with such obligations.

Information without Restriction

(i)

The Parties acknowledge that they each have the non-exclusive right to use Industry Know-How and that each of them may use, divulge, communicate and in any other way exploit Industry Know-How in an unrestricted manner and without obligation of confidence. No Party shall restrict or attempt to restrict the other Party with respect to their past, present or future exploitation, use or other dealing of Industry Know-How.

(j)

In addition, the Parties acknowledge that this Agreement shall not operate to restrict, in any way, any of the Parties from using, divulging, communicating or in any other way exploiting any information other than the Restricted Information or Shared Information known or which becomes known to them, provided however that the Parties acknowledge that they may be party to other agreements or subject to other obligations in respect of such information, which agreements or obligations shall not be affected in any way by this Agreement.

7.7	Restricted Information Practices

(a)

In addition to the foregoing, the Parties acknowledge and agree that each or either of them may disclose any Restricted Information: (i) as required by Applicable Law (provided that they shall have first complied with Section 7.11); (ii) to its Representatives, who are under obligations in respect of limited use, limited disclosure and confidentiality no less stringent than set forth herein, on a “need-to-know” basis; (iii) in connection with disputes or litigation between the Parties that relates to such Restricted Information, and each Party shall endeavor to limit disclosure for that purpose; or (iv) in connection with the exercise of any rights granted under this Agreement or any Ancillary Agreement.

(b)

The foregoing obligations shall apply to the Parties hereto and their respective Affiliates, Representatives and any other Person to whom the Parties or any of them have delivered copies of, or permitted access to, such Restricted Information and each disclosing Party shall advise each of the foregoing Persons of the obligations set forth in this Agreement and shall enforce and be responsible for the non-compliance of such Persons with such obligations.

7.8	Cooperation with Respect to Government Reports and Filings

Except as otherwise agreed in writing or as may be required by Laws or by the terms of the agreement or arrangement with the Third Party who provided or has the ability to control such Records and subject to the provisions of this Article 7, after the Effective Date, Old ATCO and SpinCo shall, and shall cause their respective Affiliates to, use reasonable commercial efforts to provide the other or its Affiliates, with such cooperation (including, for greater certainty, access to Records in the manner set out in this Article 7) as may be reasonably requested by the other in connection with the preparation or filing of any audit, report or filing required by any Governmental Authority or industry association contemplated by this Agreement or relating to or in connection with the operation of the Transferred Businesses prior to the Effective Time or the relationship between the Parties on or prior to the Effective Date, including financial statements, continuous disclosure filings and any reports or filings relating to environmental matters, greenhouse gas emissions, benzene emissions, air pollutants or hazardous substances. Such cooperation shall include promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any Governmental Authority which relate to the other Party and its Affiliates. Each Party shall use reasonable commercial efforts to make its employees and facilities available during normal business hours and on reasonable prior notice to provide an explanation of any documents or Records provided hereunder. The Party providing cooperation, or making its employees available, to another Party shall not be responsible for any Losses suffered by such other Party as a result of such cooperation or access.

7.9	Limitations on Providing Access to Records

(a)

Unless specifically set forth herein, any Records in the possession of the Old ATCO Entities or their Affiliates, on the one hand, or the SpinCo Entities or their Affiliates, on the other hand, that the other Party is provided access to pursuant to this Agreement or the Arrangement Agreement, shall be deemed to be and remain the Records and property of the providing Party and its licensors. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of ownership, license or otherwise in any such Records, or the information contained or disclosed therein.

(b)

Except as provided in the Transition Services Agreement, a Party providing access to Records hereunder shall be entitled to be reimbursed by the requesting Party for all Post-Closing Cooperation Costs incurred in connection with creating, gathering and copying such Records.

(c)

The rights and obligations granted under this Article 7 are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of information set forth in any applicable Contracts with Third Parties, as well as any restrictions and obligations imposed by Applicable Law.

7.10	Privacy

(a)

Upon request by SpinCo, Old ATCO agrees to advise SpinCo, to the extent reasonably recorded in its Records of: (i) all purposes for which the Transferred Personal Information was initially collected from or in respect of the individual to which such Transferred Personal Information relates; (ii) all additional purposes where the Old ATCO Entities have notified the individual of such additional purpose, and where required by Applicable Law, obtained the consent of such individual to such use or disclosure; and (iii) all instances where a relevant consent to the collection, use or disclosure of Transferred Personal Information previously obtained has been withdrawn or varied.

(b)	SpinCo covenants and agrees that:

(i)

it has, prior to the completion of the transactions contemplated herein, collected, used and disclosed the Transferred Personal Information solely for the purpose of reviewing and completing the transactions contemplated herein, including determining to complete such transactions;

(ii)

it shall, after the completion of the transactions contemplated herein, (A) collect, use and disclose the Transferred Personal Information only for those purposes for which the Transferred Personal Information was initially collected from, or in respect of, the individual to which such Transferred Personal Information relates or for the completion of the transactions contemplated herein, unless (I) the Old ATCO Entities or the SpinCo Entities have first notified such individual of an additional purpose, and where required by Law, obtained the consent of such individual to such additional purpose, or (II) an additional use or disclosure is permitted or authorized by Applicable Law, without notice to, or consent from, such individual; (B) promptly give effect to any withdrawal of consent by the individual to which such Transferred Information relates, in accordance with applicable law;

(iii)

where required by Applicable Law, it shall promptly notify the individuals to whom the Transferred Personal Information relates that the transactions contemplated herein have taken place and that the Transferred Personal Information has been disclosed to the SpinCo Entities;

(iv)	it shall return or destroy the Transferred Personal Information, at the option of Old ATCO, should the transactions contemplated herein not be completed; and

(v)

it shall use reasonable physical, technical and administrative safeguards to protect and safeguard the Transferred Information including, without limitation, to protect the Transferred Information from loss or theft, or unauthorized access disclosure, copying, use, modification, disposal or destruction and promptly advise Old ATCO should any such loss, theft or unauthorized activity occur prior to the completion of the transactions contemplated herein.

7.11	Protective Arrangements

In the event that one or more of the SpinCo Entities, the Old ATCO Entities or their respective Affiliates is legally required pursuant to a valid subpoena or other applicable order in a judicial, administrative or governmental proceeding to disclose or provide Restricted Information, such Party shall, unless otherwise required by Laws, notify the other Party prior to disclosing or providing such Restricted Information in order to enable the other Party to seek an appropriate protective order or other remedy, or to take steps to resist or narrow the scope of such request or legal process, and the Party that received such request shall cooperate, at the expense of the requesting Party, in seeking any reasonable protective arrangements requested by such requesting Party. If a protective order or other remedy is not obtained and disclosure of such Restricted Information is required, the Party that received such request may so disclose only that portion of such Restricted Information that such Party has been advised by counsel is legally required. In any such event the disclosing Party will use reasonable commercial efforts to ensure that all such Restricted Information that is so disclosed will be afforded confidential treatment.

7.12	Business Decisions

Notwithstanding the nature of this Agreement, each of the Parties agrees that: (i) the Parties shall not discuss or exchange any information relating to prices, production, capacity, distribution, territories, customers or business and financial plans, or any competitively sensitive information, with one another that is not specifically required to be communicated to complete the arrangements contemplated by this Agreement or the

Ancillary Agreements, (ii) all business decisions that may have an impact on competition shall be determined independently by each Party, (iii) the Parties shall not enter into any agreement in respect of business decisions that may have an impact on competition, and (iv) each Party shall use all reasonable commercial efforts to limit access by such Party and its employees, agents and advisors to the Confidential Information of the other Party.

7.13	Limited Liability

Neither Old ATCO nor SpinCo nor any of their respective Affiliates shall be liable to the other Party or its Affiliates for any monetary damages resulting from any breach of Sections 7.2(c), 7.2(d), 7.3 or 7.10; provided however, that the foregoing limitations shall not apply in the event of gross negligence or intentional, willful breach by a Party of any of its obligations under any of the foregoing sections. Neither Old ATCO nor SpinCo nor any of their respective Affiliates shall be liable to the other Party or its Affiliates for any failure to destroy documents in their possession or under their control as may be required by such Party’s internal records retention policy, guidelines or practices or otherwise, whether such failure is intentional or otherwise.

ARTICLE 8

TERMINATION AND MUTUAL RELEASE

8.1	Termination of Agreements

(a)

Subject to Section 8.1(b) below, Old ATCO and SpinCo agree that all agreements, arrangements, commitments and understandings, whether or not in writing, between the Old ATCO Entities or any of their Affiliates, on the one hand, and the SpinCo Entities or any of their Affiliates on the other hand, shall terminate without further action being required by any party thereto, with effect as of the Effective Time. No such terminated agreement, arrangement, commitment or understanding (including any provision thereof which purports to survive such termination) will be of any further force or effect as of and from the Effective Time. Old ATCO and SpinCo shall, and shall cause their respective Affiliates to, sign all such documents and perform all such other acts, as may be necessary or desirable to implement or confirm such terminations.

(b)

The provisions of Section 8.1(a) above shall not apply to any of the following agreements, arrangements, commitments or understandings (or to any of the provisions thereof): (i) this Agreement and the Arrangement Agreement (and each other Ancillary Agreement); (ii) the Executory Contracts; (iii) any agreement, arrangement, commitment or understanding to which any Third Party is a party; (iv) any agreements, arrangements, commitments or understandings that this Agreement or the Arrangement Agreement contemplates will be in force and effect beyond the Effective Time; (v) any other agreements Old ATCO and SpinCo agree in writing should not be terminated pursuant to Section 8.1(a); (vi) any other agreements the Old ATCO Entities and the SpinCo Entities or their respective Affiliates enter into after the Effective Time or which have effect from and after the Effective Time; (vii) any agreements, arrangements, commitments or understandings between the Old ATCO Entities and the SpinCo Entities or their respective Affiliates entered into prior to the Effective Date whereby a party granted the other party a right or interest in land, or a permitted use, access or facility crossing on specified lands, intended to continue beyond the Effective Date; and (viii) any agreement, arrangement, commitment or understanding required for the continued operation of any regulated utility retained by Old ATCO and the Retained Subsidiaries, the safe and reliable provision of utility service by any such regulated utility, or compliance by any such regulated utility with applicable Laws, including any applicable inter-affiliate code of conduct.

8.2	Mutual Release

(a)

From and after the Effective Time and except as specifically set forth in this Agreement, the Ancillary Agreements, the Executory Contracts, or the Arrangement Agreement, SpinCo (on its own behalf and on behalf of its respective Affiliates, successors and permitted assigns), on the one hand, and Old ATCO (on its own behalf and on behalf of its respective Affiliates, successors and permitted assigns), on the other hand, releases and forever discharges the other Party and its respective Affiliates and Representatives (collectively, the “Released Parties”) of and from all Liabilities (including claims for indirect, consequential, exemplary and punitive damages and lost profits), both in law and in equity, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due, which the releasing Party has or ever had, which arise out of or relate to, in whole or in part, any of the following:

(i)	the business, Assets, Liabilities and operations of the other Party and its Affiliates and Representatives, in each case as conducted or existing on or prior to the Effective Date; and

(ii)	events, circumstances or actions, whether known or unknown, occurring or failing to occur, or any conditions existing on or prior to the Effective Time; or

(iii)	any intercompany agreements, arrangements, commitments or understandings terminated pursuant to Section 8.1(a).

(b)	Notwithstanding Section 8.2(a), the general release contained in Section 8.2(a) shall not apply to:

(i)	any rights to enforce this Agreement or the Ancillary Agreements or any of the instruments delivered pursuant to this Agreement or the Ancillary Agreements;

(ii)

any Liability the release of which would result in the release of any Person other than a Released Party (provided that the Parties agree not to bring suit or permit any of their Affiliates to bring suit against any Released Party with respect to any Liability to the extent such Released Party would be released with respect to such Liability by this Section 8.2 but for this clause (ii));

(iii)	any Liability that the Parties or their respective Affiliates may have with respect to indemnification, contribution or reimbursement pursuant to this Agreement or the Ancillary Agreements;

(iv)

any Liability that the Parties or their respective Affiliates may have with respect to indemnification or contribution pursuant to this Agreement, the Ancillary Agreements or the Executory Contracts for claims brought against the Parties or their respective Affiliates by Third Parties, which Liability shall be governed by the provisions of Article 9 and, if applicable, the appropriate provisions of the applicable Ancillary Agreement;

(v)	the Executory Contracts; or

(vi)	the Transferred Liabilities which, and to the extent, the SpinCo Entities have agreed to assume or the Retained Liabilities.

(c)

The Parties hereto acknowledge that the foregoing general release shall not apply to any Liabilities assigned by the Parties to Third Parties prior to the Effective Time. Nothing in this Agreement shall impair any of the rights of any directors or officers of the Old ATCO Entities or the SpinCo Entities, or any of their respective Affiliates, to seek indemnification under any certificate of incorporation or by-laws of the Old ATCO Entities or any of their predecessors or Affiliates, or under any indemnification agreements, arising out of or relating to actions or inactions of such directors or officers prior to the Effective Time.

ARTICLE 9

INDEMNIFICATION

9.1	Indemnification of the Old ATCO Entities and the Retained Subsidiaries

Subject to the terms and conditions set forth in this Agreement and except to the extent prohibited by Laws or with respect to Intellectual Property matters to the extent addressed in the IP Matters Agreement, from and after the Effective Time, SpinCo shall indemnify, defend and hold harmless Emera, Old ATCO, the Retained Subsidiaries, their respective Affiliates and Representatives and their respective successors, permitted assigns, legal representatives and heirs (collectively, the “Old ATCO Indemnified Parties”) from, against and in respect of any and all Indemnifiable Losses of the Old ATCO Indemnified Parties arising out of, relating to or resulting from, directly or indirectly any of the following (whether such Indemnifiable Losses arise before, at or after the Effective Time and whether the facts giving rise to such Indemnifiable Losses occurred before, at or after the Effective Time) and without duplication and for greater certainty, excluding the Retained Liabilities:

(a)	the Transferred Liabilities;

(b)	the SpinCo Entities or any of their Affiliates, the Transferred Interests or the Transferred Businesses, whether relating to the period, or arising, prior to, at or after the Effective Time;

(c)	SpinCo’s failure to perform its obligations under this Agreement;

(d)	the breach by SpinCo of any of its covenants under the Arrangement Agreement;

(e)	the Transferred Litigation; and

(f)

any and all Liabilities to the extent relating to, arising out of or resulting from any terminated, discontinued or divested entity, business, Asset or operation formerly (and to the extent) owned or managed by the Transferred Businesses or the Transferred Assets.

9.2	Indemnification of the SpinCo Entities

Subject to the terms and conditions set forth in this Agreement and except to the extent prohibited by Laws or with respect to Intellectual Property matters to the extent addressed in the IP Matters Agreement, from and after the Effective Time, Old ATCO shall indemnify, defend and hold harmless the SpinCo Entities, their Affiliates and Representatives and their respective successors, permitted assigns, legal representatives and heirs (collectively, the “SpinCo Indemnified Parties”) from, against and in respect of any and all Indemnifiable Losses of the SpinCo Indemnified Parties arising out of, relating to or resulting from, directly or indirectly, any of the following (whether such Indemnifiable Losses arise before, at or after the Effective Time and whether the facts giving rise to such Indemnifiable Losses occurred before, at or after the Effective Time) and without duplication and for greater certainty, excluding the Transferred Liabilities:

(a)	the Retained Liabilities;

(b)	Old ATCO or any of its Affiliates, the Retained Interests or the Canadian Utilities Business, whether relating to the period, or arising, prior to, at or after the Effective Time;

(c)	Old ATCO’s failure to perform its obligations under this Agreement;

(d)	breach by Emera of any of its covenants under the Arrangement Agreement;

(e)	the Retained Litigation; and

(f)

any and all Liabilities to the extent relating to, arising out of or resulting from any terminated, discontinued or divested entity, business, Asset or operation formerly (and to the extent) owned or managed by the Canadian Utilities Business or the Retained Assets.

9.3	Continuing Indemnification Obligations

Following the Effective Time, the obligations of Old ATCO to indemnify any director or officer of the SpinCo Entities and their Affiliates under any certificate of incorporation or by-laws of the Old ATCO Entities or any of their predecessors or Affiliates, or under any indemnification agreements, arising out of or relating to actions or inactions of such directors and officers up to and including the Effective Time, shall survive the Effective Time and shall continue in force and effect thereafter in accordance with their terms and Old ATCO shall, and shall cause its Affiliates, not to amend or repeal the indemnification provisions under any certificate of incorporation or by-laws of the Old ATCO Entities or any of their predecessors or Affiliates in a manner which could negatively impact the performance or enforcement of such obligations.

9.4	Indemnification Agreements

The Parties acknowledge that indemnification agreements have been entered into by an Old ATCO Entity and the Retained Subsidiaries with each of the persons listed in Schedule 9.4.

9.5	Backstop Indemnity

If and to the extent that Old ATCO indemnifies, defends and holds harmless all or any directors or officers in accordance with Sections 9.3 or 9.4, and the Indemnifiable Losses for which Old ATCO has indemnified, defended and held harmless such Persons fall within the Indemnifiable Losses covered under Section 9.1 above, then SpinCo shall indemnify and hold harmless Old ATCO from any and all payments made by Old ATCO with respect thereto.

9.6	Other Liabilities

Subject to the provisions of Sections 8.2, 9.1 and 9.2, this Article 9 shall not be applicable to any Indemnifiable Losses relating to, arising out of or due to any breach of the provisions of any other Contract (other than this Agreement) between or among the Old ATCO Entities or any of the Old ATCO Entities’ Affiliates, on the one hand, and the SpinCo Entities and any of the SpinCo Entities’ Affiliates, on the other hand, which, subject to the provisions of Article 9 herein, shall be governed by the terms of such other Contract.

9.7	Failure to Give Timely Notice

The failure to give timely notice under this Article 9 will not affect the rights or obligations of any Party except to the extent (and only to the extent) that, as a result of such failure, the Party that was entitled to receive such notice suffered serious damage or was otherwise materially adversely prejudiced in the defence of such claim.

9.8	Reductions and Subrogation

(a)	Subject to subparagraph (c) below, the amount of any Indemnifiable Loss shall be reduced to take into account amounts actually recovered pursuant to any insurance coverage (a “Recovery”).

(b)

Subject to subparagraph (c) below, if at any time subsequent to the making of any Indemnity Payment, the amount of the Indemnifiable Loss is reduced by a Recovery, such that, taking the Recovery into account, the amount of the Indemnity Payment in respect of the Loss exceeds the amount of the Loss, the Indemnified Party shall promptly repay to the Indemnifying Party the amount of the excess (the “Excess”) (less any costs, expenses or premiums incurred in connection therewith) together with interest: (i) from the date of payment of the Indemnity Payment in respect of which the repayment is being made but excluding the earlier of the date of repayment of the Excess and the date that is 60 days after the Excess arises, but only to the extent that the Recovery giving rise to the Excess included interest, at the rate applied to the amount of the Recovery; and (ii) from and including the date that is 60 days after the Excess arises to but excluding the date of repayment of the Excess, at the Prime Rate plus 1%.

(c)

Notwithstanding the foregoing provisions of this Section, no payment of any Excess is required to be made under this Section 9.8 to the extent the Indemnified Party is entitled to an Indemnity Payment hereunder that remains unpaid. Upon making a full Indemnity Payment, the Indemnifying Party will, to the extent of such Indemnity Payment, be subrogated to all rights of the Indemnified Party against any Third Party in respect of the Loss to which the Indemnity Payment relates. Until the Indemnified Party recovers full payment of its Loss, any and all claims of the Indemnifying Party against any such Third Party on account of such Indemnity Payment will be postponed and subordinated in right of payment to the Indemnified Party’s rights against such Third Party.

(d)	If and as applicable, each Party shall make reasonable commercial efforts to recover Indemnifiable Losses pursuant to existing insurance coverage.

9.9	Judgment Currency

(a)

If, for the purpose of obtaining or enforcing judgment against the Indemnifying Party in any court in any jurisdiction, it becomes necessary to convert into any other currency (the “Judgment Currency”) an amount due in Canadian dollars under this Agreement, the conversion will be made at the rate of exchange specified by the Bank as the daily average exchange rate prevailing on the Business Day immediately preceding:

(i)

the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Alberta or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)

the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction where the court of such jurisdiction does not give effect to such conversion being made on the payment date,

(the “Judgment Conversion Date”).

(b)

If, in the case of any proceeding in the court of any jurisdiction referred to in Section 9.9(a), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Indemnifying Party must pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian dollars, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

9.10	Exclusive Remedy

Except for remedies for injunctive or equitable relief, claims for fraud, intentional misrepresentation or willful misconduct or as otherwise expressly provided in this Agreement, the indemnification rights set forth in this Article 9 shall be the sole and exclusive remedy for any claim arising out of this Agreement.

9.11	Mitigation

Nothing in this Agreement shall in any way restrict or limit the general obligation at Law of an Indemnified Party to mitigate any Loss which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty, covenant, obligation or agreement of the Indemnifying Party hereunder. If any such Loss can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the Indemnified Party shall take all appropriate and reasonable steps to enforce such recovery, settlement or payment. Notwithstanding the foregoing, no Indemnified Party shall have any obligation to mitigate any Loss prior to or in connection with any application of remedies for injunctive or equitable relief. For certainty, no Indemnified Party shall be required to pursue or exhaust any recovery against any Third Party (including under any Insurance Arrangement) prior to seeking indemnification from an Indemnifying Party under this Article 9, and any right of the Indemnifying Party to be subrogated to the Indemnified Party’s rights against Third Parties shall be subject to the Indemnified Party first being fully indemnified and held harmless for all Indemnifiable Losses.

9.12	Third Party Claims

In the case of a Third Party Claim, unless such Third Party Claim is subject to a joint defence agreement between Old ATCO or a Retained Subsidiary and a SpinCo Entity governing the conduct of such Third Party Claim, the provisions in the following paragraphs of this Section 9.12 shall apply:

(a)

The Indemnifying Party shall have the right, at its expense, to participate in but not control the negotiation, settlement or defence of the Third Party Claim. Such control shall rest at all times with the Indemnified Party; provided that if the Indemnifying Party: (i) irrevocably acknowledges in writing complete responsibility for, and agrees to indemnify the Indemnified Party in respect of, the Third Party Claim; and (ii) furnishes evidence to the Indemnified Party which is satisfactory to the Indemnified Party, acting reasonably, of its financial ability to indemnify the Indemnified Party, then the Indemnifying Party may assume such control at its expense through counsel of its choice.

Notwithstanding the foregoing provisions of this Section 9.12(a), the Indemnified Party shall have the sole and exclusive right to participate in or assume control of the negotiation, settlement or defence of a Third Party Claim if the Third Party Claim:

(A)	also involves the Indemnifying Party and there is a bona fide legal conflict respecting such Third Party Claim that renders joint representation not possible without necessary consents that are not otherwise obtained;

(B)	involves material reputational risk to solely the Indemnified Party, as determined by the Indemnified Party acting reasonably and in a timely manner;

(C)	the Third Party Claim solely seeks any injunctive or other relief (other than monetary damages) against the Indemnified Party; or

(D)

involves a customer or supplier of the Indemnified Party that made or received aggregate payments from the Indemnified Party in excess of [amount redacted] in the preceding 12-months prior to the initial date of the Third Party Claim.

(b)

If the Indemnifying Party elects to assume control as contemplated in Section 9.12(a), the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party’s reasonable out-of-pocket expenses incurred as a result of such participation or assumption. The Indemnified Party shall continue to have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel at its expense or unless the named parties to any Proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences), in which case the reasonable fees and disbursements of such counsel shall be paid by the Indemnifying Party. The Indemnified Party shall co-operate with the Indemnifying Party so as to permit the Indemnifying Party to conduct such negotiation, settlement and defence and for this purpose shall preserve all relevant documents in relation to the Third Party Claim, allow the Indemnifying Party access on reasonable notice to inspect and take copies of all such documents and require its personnel to provide such statements as the Indemnifying Party may reasonably require and to attend and give evidence at any trial or hearing in respect of the Third Party Claim.

(c)

If the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim pursuant to Section 9.12(a), the Indemnifying Party may not compromise, settle or pay, or cause to be compromised, settled or paid, a Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned, unless and to the extent the whole amount at issue is indemnified by the Indemnifying Party to the Indemnified Party pursuant to this Agreement and no fault is admitted that would have a material reputational impact on the Indemnified Party or its Affiliates. If the Indemnifying Party does not assume control of the negotiation, settlement or defence of any Third Party Claim, the Indemnified Party may compromise, settle or pay any Third Party Claim, provided that the Indemnifying Party shall not be bound by any such compromise, settlement or payment without its written consent, which consent shall not be unreasonably withheld, delayed or conditioned.

9.13	Direct Claims

In the case of a claim directly by an Indemnified Party against the Indemnifying Party (each, a “Direct Claim”), the Indemnifying Party shall have 60 days from receipt of notice of such Direct Claim within which to make such investigation as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate its right to be indemnified under this Article 9, together with all such other information as the Indemnifying Party may reasonably request. If the Indemnified Party and the Indemnifying Party fail to agree in writing as to the Indemnifiable Losses payable, if any, in respect of such Direct Claim at or before the expiration of such 60 day period (or any mutually agreed upon extension thereof), then the provisions of Article 10 shall apply with respect to such Direct Claim. Indemnifiable Losses (or such portion thereof) arising from Direct Claims shall be paid in cash by the Indemnifying Party within 20 Business Days following the earliest of (i) the date on which the Indemnifying Party provides to the Indemnified Party an express written acknowledgement of its responsibility to indemnify the Indemnified Party under this Article 9 for such Indemnifiable Losses (or such portion thereof), (ii) the date on which the Indemnifying Party and Indemnified Party agree in writing as to the Indemnifying Party’s responsibility to indemnify the Indemnified Party under this Article 9 for such Indemnifiable Losses (or such portion thereof), and (iii) the date of a final determination pursuant to Article 10.

9.14	Trustee and Agent

Each Party acknowledges that Old ATCO and SpinCo are acting as trustee and agent for the other Old ATCO Indemnified Parties or SpinCo Indemnified Parties, as the case may be, on whose behalf and for whose benefit the indemnity is provided and that such other Indemnified Parties shall have the full right and entitlement to take the benefit of and enforce such indemnity notwithstanding that they may not individually be parties to this Agreement. Each Party agrees that Old ATCO and SpinCo may enforce the indemnity for and on behalf of such other Indemnified Parties and, in such event, the Parties will not in any Proceeding to enforce the indemnity by or on behalf of such other Indemnified Parties assert any defence based on the absence of authority or consideration or privity of contract and irrevocably waives the benefit of any such defence.

ARTICLE 10

DISPUTE RESOLUTION

10.1	Dispute Resolution Procedures

All claims, disputes or other matters in question between the Parties arising out of or relating in any way to this Agreement, including but not limited to its formation, existence, validity, interpretation, performance, breach or termination (hereinafter collectively referred to as “Disputes”) will be resolved pursuant to this Article 10.

10.2	Senior Officers’ Conference

(a)	Except as set out herein, the Parties shall make reasonable efforts to resolve all Disputes by amicable negotiations as set out below.

(b)

A Dispute to which this provision applies shall initially be submitted to a senior officer of Emera (on behalf of Old ATCO) and SpinCo. A senior officer of a Party is an officer of such Party with the authority to resolve the Dispute.

(c)

A Party that wishes to submit a Dispute to senior officers pursuant to this Section 10.2 shall serve upon the other Party a notice in writing (a “Senior Officer’s Notice”) requesting that the Dispute be so referred. Within 10 calendar days of the delivery of a Senior Officer’s Notice, the receiving Party shall submit a written response to the other Party (a “Response Notice”). A Senior Officer’s Notice and a Response Notice shall include (i) a statement of the applicable Party’s position and a summary of facts and arguments supporting that position, and (ii) the name and title of the senior officer who will represent such Party. The Parties agree to consider and respond in a timely manner to any requests from the other Party for facts, information, and documents required to facilitate negotiations pursuant to this Section 10.2(c).

(d)

Within 10 calendar days of receipt of a Response Notice (or such other time as the Parties may agree), the senior officers of the Parties shall meet, either in person or by telephone, to attempt to resolve the Dispute (the “Senior Officers’ Conference”). All discussions and negotiations between the Parties and any offers of compromise made by either Party in an attempt to resolve the Dispute prior to, in the course of, or following the Senior Officers’ Conference shall be on a without prejudice basis unless expressly stated otherwise.

(e)

At any time, including during negotiations pursuant to this Section 10.2, any Party to the Dispute may apply to the Court located in Calgary for interim or conservatory measures, including immediate injunctive relief or similar equitable relief. The Parties agree that seeking and obtaining such interim or conservatory measures shall not waive the right to arbitration, set out in Section 10.3 below. The Parties further agree that the provisions of this Section 10.2(e) shall not be deemed to preclude an arbitrator from awarding similar or other interim relief or entering interim arbitration awards.

10.3	Arbitration

(a)

Any Dispute that has not been resolved within 30 days (or such other period as the Parties may agree) following the delivery of the Senior Officer’s Notice shall be finally resolved by arbitration pursuant to the then current Arbitration Rules of the ADR Institute of Canada (the “ADRIC Rules”). Unless the Parties agree otherwise, the arbitration shall not be an administered arbitration.

(b)	The venue and the seat of the arbitration shall be Calgary, Alberta. The language of the arbitration shall be English.

(c)	Unless the Parties agree otherwise, a sole arbitrator will be appointed (the “Arbitrator”) in accordance with the ADRIC Rules.

(d)

Any decision rendered by the Arbitrator shall be final and binding upon the Parties and not subject to appeal, and judgment may be entered upon it in accordance with Applicable Law in any court of competent jurisdiction.

ARTICLE 11

GENERAL PROVISIONS

11.1	Termination

This Agreement may not be terminated except by an agreement in writing signed by the Parties. The rights and obligations of the Parties, the Old ATCO Indemnified Parties and the SpinCo Indemnified Parties under Article 9 hereunder shall survive the termination of this Agreement.

11.2	Further Assurances

In addition to the obligations set forth in Section 2.4 and the other actions specifically provided for elsewhere in this Agreement, each of the Parties hereto shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable under Laws to consummate and make effective the transactions contemplated by this Agreement. Without limiting the foregoing, each Party hereto shall cooperate with the other Party, and execute and deliver all instruments, including instruments of conveyance, assignment and transfer, and use reasonable commercial efforts to obtain all Consents under any permit, license, agreement, indenture or other instrument, and take all such other actions as such Party may reasonably be requested to take by another Party hereto from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transfers of the Transferred Assets, including the Transferred Equity Interests, and the assignment and assumption of the Transferred Liabilities contemplated hereby. Without limiting the foregoing, each Party will, at the reasonable request of any other Party, take such other actions as may be reasonably necessary to vest in such other Party all of its right, title and interest in and to all Assets to be transferred to such other Party pursuant to the terms of this Agreement, if and to the extent it is practicable to do so. Notwithstanding the foregoing or anything in this Agreement to the contrary, no Party shall be required to make any payment, incur or become subject to any Liability, agree to any restriction, surrender any right or Asset or otherwise enter into any agreement, or be required to permit to occur any event, that would be materially adverse to it in order to obtain any required Consent.

11.3	Transaction Costs

(a)

Notwithstanding Section 9.6 of the Arrangement Agreement, but except as otherwise expressly provided in Section 3.7(g) of the Arrangement Agreement, all Transaction Costs incurred by the Parties and their respective Affiliates prior to the Effective Date shall be allocated as follows effective as of the Effective Time: (i) Transaction Costs that relate exclusively to SpinCo, the SpinCo Entities or the Transferred Businesses shall be allocated 100% to SpinCo; (ii) Transaction Costs that relate exclusively to Old ATCO, the Retained Subsidiaries or the Canadian Utilities Business shall be allocated 100% to Old ATCO; and (iii) all other Transaction Costs shall be allocated 75% to Old ATCO and 25% to SpinCo, respectively, as determined in accordance with the illustrative methodologies and principles set out in Schedule 11.3(a), and the Retained Balance Sheet and the Transferred Balance Sheet shall be prepared to reflect such allocation.

(b)

All Transaction Costs incurred by the Parties and their respective Affiliates after the Effective Date shall be paid by the Party or its Affiliate incurring such Transaction Costs, and there shall be no obligation of any other Party or its Affiliates to reimburse such Party or its Affiliates for such Transaction Costs.

(c)

All Post-Closing Cooperation Costs incurred by Old ATCO and its Affiliates after the Effective Time shall be paid by SpinCo and SpinCo shall, within twenty (20) Business Days of receipt of an invoice from Old ATCO with respect to Post-Closing Cooperation Costs, reimburse Old ATCO for such Post-Closing Cooperation Costs by wire transfer of immediately available funds.

(d)

All Regulatory Fees incurred by the Parties and their respective Affiliates prior to the Effective Date which would not otherwise be paid or incurred but for the Separation, including the Regulatory Fees paid to the Toronto Stock Exchange in connection with the listing of Class I Shares in the capital of SpinCo, shall be paid by or allocated to SpinCo and the Transferred Balance Sheet shall be prepared to reflect such allocation.

11.4	Notices

Any notice that is required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered personally (including by courier) or sent by email to the Party to whom it is addressed, as follows:

To Old ATCO:

ATCO LTD.

[Address]

Attention:  [●]

E-mail:    [● ]

To SpinCo:

2856571 ALBERTA LTD.

[Address]

Attention:  [●]

E-mail:    [● ]

or to such other address as a Party may, from time to time, advise to the other Party by notice in writing. The date or time of receipt of any such notice shall be deemed to be the date of delivery or the time such email is received.

11.5	Time of Essence

Time is of the essence of this Agreement.

11.6	Assignment

No Party may assign its rights or obligations under this Agreement without the prior written consent of the other Party hereto (which consent will not be unreasonably withheld, delayed or conditioned); provided that, a purchaser of all or substantially all of the assets of a Party shall be entitled to the rights and shall be bound by the obligations of such Party under this Agreement.

11.7	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

11.8	Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same.

11.9	No Personal Liability

(a)

To the extent permitted by Applicable Law, no director or officer of the Old ATCO Entities or any Affiliate of the Old ATCO Entities shall have any personal liability whatsoever to any other Party on behalf of the Old ATCO Entities or any Affiliate of the Old ATCO Entities under this Agreement or any other document delivered in connection herewith.

(b)

To the extent permitted by Applicable Law, no director or officer of the SpinCo Entities or any Affiliate of the SpinCo Entities shall have any personal liability whatsoever to any other Party on behalf of SpinCo or any Affiliate of SpinCo under this Agreement, the Arrangement Agreement, the Plan of Arrangement or any other document delivered in connection with any of the foregoing.

(c)

Each of Person referred to in Sections 11.9(a) and 11.9(b) is an intended third party beneficiary of this Section 11.9 and shall be entitled to enforce the provisions of this Section 11.9 as if a party to this Agreement.

11.10	Severability

If any one or more of the provisions (or any part thereof) of this Agreement is determined to be invalid, illegal or unenforceable in any respect in any jurisdiction, such provision or provisions (or part or parts thereof) shall be, and shall be conclusively deemed to be, as to such jurisdiction, severable from the balance of this Agreement and: (a) the validity, legality or enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired by the severance of the provisions (or parts thereof) so severed; and (b) the invalidity, illegality or unenforceability of any provision (or part thereof) of this Agreement in any jurisdiction shall not affect or impair such provision (or part thereof) or any other provisions of this Agreement in any other jurisdiction. Upon any determination that any term or other provision in this Agreement is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

11.11	Entire Agreement

This Agreement, the Ancillary Agreements, and the exhibits, schedules, and appendices hereto and thereto constitute the entire agreement between the Parties pertaining to the subject matter hereof. There are no warranties, conditions, or representations (including any that may be implied by statute), and there are no agreements, in connection with such subject matter except as specifically set forth or referred to in this Agreement and the Ancillary Agreements or as otherwise set out in writing and delivered on the date of this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any Party or its directors, officers, employees or agents, to any other Party or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement or any of the Ancillary Agreements or as otherwise set out in writing and delivered on the date of this Agreement. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid. In the event of any inconsistency between the provisions of this Agreement and the provisions of any Exhibit to this Agreement, the provisions of such Exhibit shall govern to the extent of the inconsistency. In the event of any inconsistency between the provisions of this Agreement and the provisions of the Plan or Arrangement, the provisions of the Plan of Arrangement shall govern to the extent of the inconsistency. In the event of any inconsistency between the provisions of this Agreement and the provisions of the Ancillary Agreements, the provisions of the relevant Ancillary Agreement shall govern to the extent of the inconsistency.

11.12	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein without regard to conflicts of law principles.

11.13	No Third Party Beneficiaries

Except as otherwise provided in this Agreement, this Agreement is not intended to confer on any Person other than the Parties any rights or remedies.

11.14	Counterparts

This Agreement may be executed in counterparts and by portable document format (PDF) or other electronic means, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

11.15	Cooperation

In addition to the obligations set forth in Sections 2.7, 5.4 and 7.8, Old ATCO and SpinCo shall cooperate, and shall cause each of their respective Affiliates to cooperate, promptly and in good faith in implementing this Agreement. Old ATCO and SpinCo acknowledge that the matters relating to the Separation are complex and that there are situations that may not be dealt with specifically in this Agreement and agree that, should they occur, such situations shall be dealt with to the fullest extent possible in accordance with the general principles laid out in the Transition Plan and this Agreement.

11.16	Late Payments

Except as expressly provided to the contrary in this Agreement, any amount not paid when due pursuant to this Agreement (and any amounts billed or otherwise invoiced or demanded and properly payable that are not paid within 30 days of such bill, invoice or other demand) shall accrue interest at a rate per annum equal to the Prime Rate plus 1%.

11.17	Remedies

Each Party agrees that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed by the other Party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to seek an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

11.18	Force Majeure

No Party shall be deemed in default of this Agreement to the extent that any delay or failure in the performance of its obligations (other than financial obligations including obligations to make payment) under this Agreement results from any cause beyond its reasonable control and without its fault or negligence, such as acts of God, acts of civil or military authority, embargoes, epidemics, war, riots, insurrections, fires, explosions, earthquakes, floods, unusually severe weather conditions, power failures, communication failures including internet disruptions, equipment failures, labor disputes or unavailability of parts. In the event of any such excused delay, the time for performance shall be extended for a period equal to the time lost by reason of the delay.

11.19	Publicity

Old ATCO and SpinCo shall each consult with the other prior to issuing any press releases or making any filings with any Governmental Authority with respect to the transactions contemplated hereby.

11.20	Survival of Covenants

Except as otherwise expressly set forth in this Agreement, the covenants contained in this Agreement, and the liability for the breach of any obligations contained herein or therein, shall survive the consummation of the transactions contemplated hereby and shall remain in full force and effect.

11.21	Set-Off

Each Party shall have the right to satisfy any amount from time to time owing by it to any other Party under this Agreement by way of set-off of such amounts against any amounts from time to time owing to such Party by such other Party under this Agreement.

11.22	Compliance with Laws

Notwithstanding any other provision of this Agreement, each of the Parties shall comply with all Laws in the performance of its obligations under this Agreement.

11.23	Amendment

This Agreement may only be amended in writing and signed by all Parties.

11.24	Acknowledgement

The Parties acknowledge that the provisions of this Agreement were negotiated to reflect an informed, voluntary allocation between them of all risks (both known and unknown) associated with transactions under this Agreement.

[Remainder of this page has been intentionally left blank]

IN WITNESS WHEREOF, the Parties have executed this Agreement.

ATCO LTD.	2856571 ALBERTA LTD.

Per:	Per:
Name:	Name:
Title:	Title:

Per:	Per:
Name:	Name:
Title:	Title:

SCHEDULE “J”

TRANSITION PLAN

[Schedule redacted]